UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
African Aura Resources Limited
(Name of Subject Company)
(Translation of Subject Company’s Name into English (if applicable))
British Virgin Islands
(Jurisdiction of Subject Company’s Incorporation or Organization)
Mano River Resources Inc.
(Name of Person(s) Furnishing Form)
Common Shares
(Title of Class of Subject Securities)
G0130C109
(CUSIP Number of Class of Securities (if applicable))
Steven Poulton
The Orchard Centre, 14 Station Road
Didcot, OX117LL, United Kingdom
+44 (0) 207 329 4722
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:
Andrew J. Foley, Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas | New York, NY 10019-6064
(212) 373-3000
August 26, 2009
(Date of Dissemination)

PART I
INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
1.	Notice of Special Meeting of Shareholders and Information Circular Relating to the Proposed Merger of African Aura Resources Limited and Manaar Limited, dated August 19, 2009 (the “Circular”)

2.	Letter of Transmittal

3.	Proxy Form (Common Shares)
Item 2. Informational Legends
The required legends are included on prominent portions of the Circular.

This Circular and the accompanying materials are important and require your immediate attention. If you are in doubt as to how to deal with these documents, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.
NOTICE OF
SPECIAL MEETING
OF SHAREHOLDERS
AND
INFORMATION CIRCULAR
RELATING TO
THE PROPOSED MERGER OF
AFRICAN AURA RESOURCES LIMITED
AND
MANAAR LIMITED
Meeting to be held at 2:00 p.m. (London time)
on September 18, 2009
at African Aura’s Didcot office
at The Orchard Centre, 14 Station Road,
Didcot, OX11 7LL, United Kingdom
August 19, 2009

NOTICE OF SPECIAL MEETING
OF THE SHAREHOLDERS OF THE COMPANY
NOTICE IS HEREBY GIVEN that a Special Meeting of the members (the “Shareholders”) of African Aura Resources Limited (the “Company”) will be held at African Aura’s Didcot office at The Orchard Centre, 14 Station Road, Didcot, OX11 7LL, United Kingdom on September 18, 2009 at 2:00 p.m. (London time) (the “Meeting”) for the following purposes:
1.	to consider and, if deemed appropriate, pass, with or without amendment, a resolution of the Shareholders of the Company (the “Merger Resolution”) (the text of which is set out in Exhibit I to the accompanying information circular (the “Circular”)) authorizing and approving the merger (the “Merger”) of the Company and Manaar Limited (“Newco”), a wholly-owned subsidiary of Mano River Resources Inc. (“Mano”), substantially upon the terms and conditions set out in the combination agreement between the Company and Mano dated June 30, 2009 and the plan of merger among the Company, Mano and Newco dated June 30, 2009 as amended and restated on August 19, 2009, copies of which are attached as Exhibit II and Exhibit III to the Circular, respectively; and

2.	to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.
The Circular as well as a proxy form for the Meeting (the “Proxy Form”) and a letter of transmittal are enclosed herewith.
By order of the Board of Directors
August 19, 2009

(signed)	(signed)

David G. Netherway	John A. Gray
Chairman of the Board of Directors	President and Chief Executive Officer
Holders of Common Shares may exercise their voting rights by attending the Meeting or by completing the Proxy Form included in this mailing. Since it is desirable that as many shares as possible be represented and that as many votes attached thereto as possible be exercised at the Meeting, the Shareholders who are unable to attend the Meeting in person are urged to complete the Proxy Form and return it before 2:00 p.m. (London time) being 9:00 a.m. (Toronto time) on September 16, 2009 to Computershare Investor Services Inc., by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 in the envelope provided herein or by fax to 1-866-249-7775 or (416) 263-9524.
Shareholders are encouraged to review the Circular accompanying this Notice which contains important information regarding the proposed Merger and certain other matters.

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Table of Contents
(continued)
Page
Description of Share Capital	78
Consolidated Capitalisation	81
Prior Sales	81
Principal Securityholders	82
Directors and Executive Officers	83
Executive Compensation	88
Indebtedness of Directors and Executive Officers	96
Audit Committee and Corporate Governance	96
Risk Factors	100
Legal Proceedings	108
Interests of Management and Others in Material Transactions	108
Auditors, Transfer Agents and Registrar	108
Material Contracts	108
Experts	109

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	111

AUDITORS	111

OTHER MATTERS	111

ADDITIONAL INFORMATION	111

APPROVAL OF THE BOARD OF DIRECTORS	111

EXHIBITS:

EXHIBIT I — MERGER RESOLUTION	I-1

EXHIBIT II — COMBINATION AGREEMENT	II-1

EXHIBIT III — PLAN OF MERGER	III-1

EXHIBIT IV — FAIRNESS OPINION	IV-1

EXHIBIT V — SECTION 179 OF THE COMPANIES ACT	V-1

EXHIBIT VI — MANO RIVER RESOURCES INC. AUDIT COMMITTEE CHARTER	VI-1

EXHIBIT VII — FINANCIAL STATEMENTS OF MANO	VII-1

EXHIBIT VII-A — FINANCIAL STATEMENTS OF MANO FOR THE THREE MONTHS ENDED MARCH 31, 2009	VII-A-1

EXHIBIT VII-B — FINANCIAL STATEMENTS OF MANO FOR THE YEAR ENDED DECEMBER 31, 2008	VII-B-1

EXHIBIT VIII — MANAGEMENT’S DISCUSSION AND ANALYSIS OF MANO	VIII-1

EXHIBIT VIII-A — MANAGEMENT’S DISCUSSION AND ANALYSIS OF MANO FOR THE THREE MONTHS ENDED MARCH 31, 2009	VIII-A-1

EXHIBIT VIII-B — MANAGEMENT’S DISCUSSION AND ANALYSIS OF MANO FOR THE YEAR ENDED DECEMBER 31, 2008	VIII-B-1

EXHIBIT IX — PRO FORMA CONSOLIDATED STATEMENTS OF MANO	IX-1

- ii -

AFRICAN AURA RESOURCES LIMITED
(the “Company”)
MANAGEMENT INFORMATION CIRCULAR
Dated as at August 19, 2009
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES
The solicitation of proxies and the transactions contemplated in this Circular involve securities of Canadian and BVI issuers and are being effected in accordance with BVI corporate law and Canadian securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation and, therefore, this solicitation is not being effected in accordance with such securities laws. This Circular has been prepared in accordance with BVI corporate law and the applicable disclosure requirements under Canadian securities laws. Securityholders should be aware that disclosure requirements under Canadian laws are different from such requirements under U.S. securities laws and corporate laws relating to U.S. corporations. Financial statements included in this Circular, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. corporations.
Securityholders in the U.S. should be aware that the Merger may have tax consequences both in the U.S. and in Canada, including whether the Merger will qualify as a “reorganization” for U.S. federal income tax purposes. Such consequences are not fully described herein and such holders are urged to consult their independent tax advisors. See “The Merger — Certain Canadian Federal Income Tax Considerations” contained in the Circular.
The enforcement by securityholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Newco and the Company are incorporated under the laws of the BVI, that the majority of the officers and directors of Newco and the Company reside outside the U.S. and that some of the experts named herein may reside outside the U.S., and that all or a substantial portion of the assets of Newco and the Company and the other above-mentioned persons are located outside the U.S. Accordingly, securityholders may not be able to sue a foreign company or its officers or directors in a court outside the U.S. for violations of U.S. securities laws. In addition, it may be difficult to compel a foreign company and its affiliates to subject themselves to a judgment by a U.S. court.
This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offence.

FORWARD LOOKING STATEMENTS
This Circular contains “forward-looking information” under applicable securities laws (collectively, the “forward-looking statements”) relating, but not limited to, the Company’s and Mano’s expectations, intentions, plans and beliefs (including, without limitation, information regarding mineral resources, Mano’s exploration and development plans on its properties and its general business plans, Mano’s expected methods of exploration, development and sales of diamonds produced from the Mandala Project, the planned listing of Stellar on a recognised stock exchange, the operational priorities of Mano for the remainder of 2009, the liquidity in trading of the Mano Shares expected to result after the Merger and the expected directors, officers, transfer agent and auditors of Mano following the Merger). Forward-looking statements can often be identified by forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may” or other similar words suggesting future outcomes, or other expectations, intentions, plans, beliefs, objectives, assumptions or statements about future events or performance. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. These statements are based on certain factors and assumptions as set forth in the Circular, including interest rates, foreign exchange rates, prices of gold and other minerals, expected growth, results of operations, performance, business prospects and opportunities and effective income tax rates. While the Company and Mano consider their respective factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect.
Shareholders are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. In evaluating these statements, Shareholders should specifically consider various factors, including the risks outlined under the heading “Information Concerning Mano and Newco — Risk Factors” in this Circular, the risks described in (i) the management’s discussion and analysis of the Company for the year ended June 30, 2008; (ii) the management’s discussion and analysis of the Company for the quarter ended March 31, 2009; (iii) the management’s discussion and analysis of Mano for the year ended December 31, 2008; and (iv) the management’s discussion and analysis of Mano for the quarter ended March 31, 2009.
A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: general economic, business, competitive, political and social conditions, both nationally and in the regions in which the Company and Mano operate; changes in business strategy, project parameters or development/acquisition plans; environmental exposures; financing risk; interest rates; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; the actual results of current exploration activities and feasibility studies; the accuracy of economic evaluations; changes in project parameters as plans continue to be refined; variations of ore grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes or slowdowns and other risks of the mining industry; climate conditions; unfavourable decisions by governmental authorities; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; liability and other claims asserted against the Company and/or Mano; volatility in prices of publicly traded securities; and other risks discussed or incorporated elsewhere in this Circular and other factors referred to in the Company’s and Mano’s filings with Canadian securities regulatory authorities such as their annual reports and management information circulars.

All of the forward-looking statements made in this Circular are qualified by these cautionary statements and other cautionary statements or factors contained herein and therein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or Mano. Forward-looking statements are given only as at the date hereof and the Company and Mano disclaim any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties are contained in the Company’s and Mano’s respective filings with securities regulators, including the Company’s and Mano’s latest management’s discussion and analyses.
NOTICE REGARDING INFORMATION
The information contained in this Circular is given as at August 19, 2009, except where otherwise noted.
This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.
Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.
NOTICE REGARDING INFORMATION PROVIDED BY MANO AND NEWCO
The information contained in this Circular concerning Mano and Newco is based solely on information provided to the Company by Mano and Newco or upon publicly available information. With respect to this information, the Company has relied exclusively upon Mano and Newco, without independent verification by the Company. Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, neither the Company nor any director or officer of the Company assumes any responsibility for the accuracy or completeness of such information, nor for any failure of Mano or Newco to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them. The Company has no knowledge of any material information concerning Mano, Newco, the Mano Shares or the Newco Shares, that has not been generally disclosed.
CURRENCY
Unless otherwise indicated, all dollar references in this Circular are to Canadian dollars.

GLOSSARY
This Glossary forms a part of the Circular. In the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below, and grammatical variations thereof shall have the corresponding meanings:
“AIM” means the Alternative Investment Market of the London Stock Exchange;
“AIOG” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Material Contracts” in this Circular;
“AMC” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“AngloGold” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“Aura Options” means the 4,650,000 options to purchase Common Shares outstanding and unexercised and granted under the stock option plan of Aura adopted by Aura on October 31, 2007, as it may be amended from time to time, and set out in Schedule B of the Combination Agreement;
“Aura Warrants” means the 19,779,924 Common Share purchase warrants set out in Schedule B of the Combination Agreement;
“BEA” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Three-Year History” in this Circular;
“BMC” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“Board of Directors” or “Board” means the board of directors of the Company;
“Business Day” means any day other than a Saturday or Sunday or a day when banks in the City of Toronto, Ontario are not generally open for business;
“BVI” means the British Virgin Islands;
“CAP” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“CDS” means Clearing and Depository Services Inc.;
“Certificate of Merger” means the certificate issued by the Registrar attesting to the Merger pursuant to section 171 of the Companies Act;
“Circular” means this management information circular, including all exhibits, schedules and appendices hereto;
“Combination Agreement” means the combination agreement entered into as of June 30, 2009 between the Company and Mano, a copy of which is attached as Exhibit II to this Circular, as may be amended;

“Common Share” means a share of par value $0.01 in the capital of the Company;
“Companies Act” means the BVI Business Companies Act, 2004 as now in effect and as it may be amended from time to time prior to the Effective Date;
“Company” or “Aura” means African Aura Resources Limited, a company existing under the laws of the BVI;
“Compensation Fee” has the meaning ascribed thereto under “The Merger — Expenses of the Proposed Transaction” in this Circular;
“Crown” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Kono Project” in this Circular;
“DELIMCO” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“Depositary” means Computershare Investor Services Inc.;
“Dissent Notice” has the meaning ascribed thereto under “The Merger — Right to Dissent” in this Circular;
“Dissenting Shareholder” means a Shareholder who properly gives to the Company a written notice of his, her or its decision to elect to dissent from the Merger in accordance with section 179(5) of the Companies Act;
“Dissenting Shares” means Common Shares that are held by a Dissenting Shareholder;
“Dollars” or “$” means the lawful currency of Canada, except where otherwise indicated;
“Effective Date” means the date shown on the Certificate of Merger, which date is anticipated to be on or about September 30, 2009;
“Expiry Time” has the meaning ascribed thereto under “The Merger — Right to Dissent” in this Circular;
“fair value”, where used in relation to a Dissenting Share, means the fair value thereof as determined in accordance with section 179 of the Companies Act;
“Fairness Opinion” means the written opinion of TWP addressed to the Special Committee and the Board of Directors dated August 19, 2009, a copy of which is attached as Exhibit IV to this Circular;
“FG” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Guinea Diamond Technical Report” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Mandala Project” in this Circular;
“HBIF” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“HWC” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“KHL” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Kono Project” in this Circular;
“Kono Project” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds” in this Circular;
“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;
“Letter of Transmittal” means the letter of transmittal accompanying this Circular, to be completed by registered holders of Common Shares;
“LIMCO” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“Lion Dykes” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Kono Project” in this Circular;
“LMC” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“LOI” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Material Contracts” in this Circular;
“LQS” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“Lybica” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Three-Year History” in this Circular;
“Mandala Project” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds” in this Circular;

“Mano” means Mano River Resources Inc., a corporation existing under the laws of the Province of British Columbia;
“Mano Board” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Dividend Record and Policy” in this Circular;
“Mano Plan” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Executive Compensation — Stock Option Plan” in this Circular;
“Mano Shares” means the common shares in the capital of Mano;
“MBIF” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia — Mineral Resource Estimate” in this Circular;
“MDA” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Three-Year History” in this Circular;
“Meeting” means the special meeting of Shareholders to be held on September 18, 2009 or such later date as may be determined by the Board, and any adjournments or postponements thereof;
“MergeCo” or the “Surviving Company” means, following the Merger, Newco, being the constituent company that survives the Merger;
“MergeCo Shares” means the common shares in the capital of MergeCo;
“Merger” means the merger of the Company and Newco substantially on the terms set out in the Combination Agreement and the Plan of Merger;
“Merger Consideration” means 1.57 Mano Shares for each Common Share to be exchanged in connection with the Merger, as more fully described in this Circular, the Combination Agreement and the Plan of Merger;
“Merger Resolution” means the resolution of the Shareholders concerning the Merger to be considered at the Meeting, substantially in the form set out in Exhibit I to this Circular;
“Mining Licence” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Three-Year History” in this Circular;
“MLME” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“MPH” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Kono Project”;
“Named Executive Officers” or “NEOs” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Executive Compensation — Summary Compensation Table” in this Circular;
“New Liberty Gold Project” has the meaning ascribed thereto under “Information Concerning Mano and Newco — The Business of Mano” in this Circular;

“New Liberty Technical Report” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“Newco” or “Manaar” means Manaar Limited, a company existing under the laws of the BVI and a wholly-owned subsidiary of Mano;
“Newco Shares” means common shares in the share capital of Newco;
“NI 43-101” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“NI 52-110” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Audit Committee and Corporate Governance — Audit Committee” in this Circular;
“NI 58-101” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Audit Committee and Corporate Governance — Corporate Governance” in this Circular;
“NIOC” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“Notice” means the notice of the Meeting accompanying this Circular;
“OMAC” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“OSA” means the Securities Act (Ontario), and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended or re-enacted from time to time;
“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;
“Petra” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Kono Project” in this Circular;
“PIOM” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“Plan of Merger” means the plan of merger dated June 30, 2009 between the Company, Mano and Newco as amended and restated on August 19, 2009, a copy of which is attached as Exhibit III to this Circular, as may be amended;
“Preussag” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“Previous Holders” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Mandala Project” in this Circular;
“Proposed Transaction” means the proposed Merger and related transactions;

“Proxy Form” means the proxy form attached to this Circular;
“Putu Project” has the meaning ascribed thereto under “Information Concerning Mano and Newco — The Business of Mano” in this Circular;
“Putu Project Licence” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“Putu Technical Report” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“QAQC” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“QCP” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“Record Date” means July 22, 2009, the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting;
“Registrar” means the Registrar of Corporate Affairs of the BVI;
“Regulatory Approvals” (individually, a “Regulatory Approval”) means those sanctions, rulings, consents, orders, exemptions, permits, declarations, filings and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being filed, made or initiated) of Governmental Entities, required to effectively consummate the Proposed Transaction;
“Replacement Option” has the meaning ascribed thereto under “The Merger — Details of the Combination Agreement” in this Circular;
“RMG” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Mandala Project” in this Circular;
“Scott” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“SEDAR” means the System for Electronic Document Analysis and Retrieval located at www.sedar.com;
“Severstal” has the meaning ascribed thereto under “Information Concerning Mano and Newco — The Business of Mano” in this Circular;
“Share Certificates” means certificates representing Common Shares (other than certificates representing Common Shares held by Dissenting Shareholders which, following the Merger, represent only the right to receive payment of the fair value of the Common Shares in accordance with section 179 of the Companies Act.);
“Shareholders” means the holders of Common Shares and “Shareholder” means any one of them;

“SL Diamond Technical Report” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Kono Project” in this Circular;
“SLST” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Kono Project” in this Circular;
“Special Committee” means the special committee of independent directors formed by the Board to consider the Merger;
“SPSA” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Material Contracts” in this Circular;
“SRK” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Iron Ore — Putu Project — Liberia” in this Circular;
“Star” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Diamonds — Mandala Project” in this Circular;
“Stellar” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Three-Year History” in this Circular;
“Subscription Agreement” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Material Contracts” in this Circular;
“subsidiary” has the meaning given to that term in the OSA;
“Support and Voting Agreement” means the support and voting agreements between Mano and each of the directors of the Company dated as of June 30, 2009;
“Tax Act” means the Income Tax Act (Canada), R.S.C., 1985, c. 1. (5th Suppl.), as amended;
“Technical Reports” has the meaning ascribed thereto under “Information Concerning Mano and Newco - Experts” in this Circular;
“TSXV” means the TSX Venture Exchange;
“TWP” means Thomas Weisel Partners International Limited;
“U.S.” means the United States of America; and
“USGS” has the meaning ascribed thereto under “Information Concerning Mano and Newco — Mineral Projects — Gold — New Liberty Gold Project — Liberia” in this Circular;
“Unexercised Aura Option” means an outstanding Aura Option, whether vested or unvested, that is outstanding immediately prior to the Effective Date.

SUMMARY
The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Notice and elsewhere in this Circular. Certain terms used in this summary are defined in the Glossary. Shareholders are encouraged to read the Notice and this Circular in their entirety.
Date, Time and Place of Meeting
The Meeting will be held on Friday, September 18, 2009 at 2:00 p.m. (London time) at African Aura’s Didcot office at The Orchard Centre, 14 Station Road, Didcot, OX11 7LL, United Kingdom, unless otherwise adjourned or postponed.
Record Date
Only shareholders whose names appear in the register of the Company on July 22, 2009 shall be entitled to receive the Notice.
Purpose of the Meeting
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass, with or without amendment, the Merger Resolution, being a resolution of the holders of Common Shares to approve the Merger. The full text of the Merger Resolution is attached as Exhibit I to this Circular.
Terms of the Merger and Details of the Combination Agreement
Terms of the Merger
If the Merger Resolution is approved and the conditions set out in the Combination Agreement are satisfied, on the Effective Date, the Company and Newco will merge and continue as one company, MergeCo. As a result of the Merger, the property of each of the Company and Newco (other than Common Shares owned by Newco) will become the property of MergeCo and MergeCo will continue to be liable for the obligations of each of the Company and Newco. MergeCo will continue to carry on the business and operations of the Company as a wholly-owned subsidiary of Mano.
Effective on the Merger, each Shareholder (other than Dissenting Shareholders) will receive 1.57 Mano Shares for each Common Share held. No fractional Mano Shares will be issued pursuant to the Merger. Where the aggregate number of Mano Shares to be issued to a Shareholder as consideration under the Merger would result in a fraction of a Mano Share being issuable, the number of Mano Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.
Pursuant to the Merger, each issued and outstanding Newco Share shall continue as one MergeCo Share and MergeCo will issue additional MergeCo Shares to Mano on the basis of one MergeCo Share for each Mano Share issued pursuant to the Merger. Mano will be the only holder of MergeCo Shares following the Merger.
Effective on the Merger, each Unexercised Aura Option shall be cancelled and, in consideration for such cancellation, the holder of such Unexercised Aura Option shall receive from Mano a

Replacement Option the terms of which shall be determined in accordance with Section 2.7.1 of the Combination Agreement.
Following the Merger, each holder of Aura Warrants will be entitled upon exercise of such Aura Warrants, to receive a number of Mano Shares equal to the product of the number of Common Shares issuable upon exercise of each such Aura Warrant multiplied by 1.57.
In connection with the Merger, the Company intends to delist the Common Shares from the TSXV and following the Merger, Mano intends to cause MergeCo to cease to be a reporting issuer under applicable securities laws.
See the section of this Circular entitled “The Merger”.
Dissenting Shareholders who have strictly complied with the provisions of section 179 of the Companies Act will be entitled to be paid the fair value of their Common Shares in accordance with the Companies Act. See the section of this Circular entitled “The Merger — Right to Dissent”.
Procedure for Receipt of Merger Consideration
For Shareholders to receive the Merger Consideration, they must properly complete and sign the enclosed Letter of Transmittal and return it, together with such Shareholder’s Share Certificate(s) and any other required documents, to the Depositary in accordance with the procedure specified in the Letter of Transmittal.
As soon as possible following the Effective Date, Mano will send or cause to be sent to each Shareholder (other than Dissenting Shareholders) who has submitted a properly completed and signed Letter of Transmittal (together with such Shareholder’s Share Certificate(s) and any other required documents) in accordance with the instructions set out therein, a share certificate representing the Mano Shares issued to that Shareholder, unless the Shareholder has indicated on the Letter of Transmittal that the Shareholder wishes to pick up the Merger Consideration that the Shareholder is entitled to receive, in which case the share certificate will be made available at the offices of the Depositary for pick-up.
See the section of this Circular entitled “The Merger — Procedure for Receipt of Merger Consideration”.
Background and Reasons for the Merger
See the sections of this Circular entitled “The Merger — Background to the Proposed Transaction” and “The Merger — Reasons for the Merger”.
Board Approval
The Board has determined unanimously, upon consultation with its financial advisors, that the Merger is fair from a financial point of view to the Shareholders and that the Merger is in the best interests of the Company and the Shareholders. Accordingly, the Board has reviewed and approved the Proposed Transaction and authorized the execution by the Company of the Combination Agreement as well as the mailing of the Notice and this Circular to the Shareholders.

Fairness Opinion
As at the date of its opinion and based on the information and procedures and subject to the limitations described in the Fairness Opinion, TWP has delivered an opinion to the Special Committee to the effect that, as of the date of the Fairness Opinion and based on and subject to the various assumptions, limitations and qualifications described in the Fairness Opinion, the consideration to be received by the Shareholders pursuant to the Merger is fair, from a financial point of view, to the Shareholders.
See the section of this Circular entitled “The Merger — Board Approval” and the Fairness Opinion, which is attached as Exhibit IV to this Circular.
Shareholder Approval
For the Merger to be approved by the Shareholders in accordance with applicable law, the Merger Resolution must be passed by a majority in excess of 50% of the votes cast by holders of Common Shares present or represented by proxy at the Meeting and entitled to vote on the Merger Resolution. The text of the Merger Resolution is set forth as Exhibit I to this Circular.
Recommendation of the Board of Directors
After careful consideration, the Board of Directors has unanimously determined that the consideration to be received by the Shareholders under the Merger is fair from a financial point of view and the Merger is in the best interests of Aura. Accordingly, the Board of Directors unanimously recommends that Shareholders vote FOR the Merger Resolution.
Right of Dissent
Registered Shareholders have the right to dissent in respect of the Merger Resolution and to be paid the fair value of the Common Shares held upon strict compliance with the provisions of applicable law. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 179 of the Companies Act may result in the loss or unavailability of rights under the Companies Act. For further details see the section of this Circular entitled “The Merger—Right to Dissent”.
Certain Canadian Federal Income Tax Considerations
A Resident Shareholder (as defined below) (other than a Dissenting Shareholder) who receives Mano Shares upon the Merger will be considered to have disposed of the Shareholder’s Common Shares for proceeds of disposition equal to the fair market value of the Mano Shares received. The Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (are exceeded by) the aggregate of the Resident Shareholder’s adjusted cost base of the Common Shares and any reasonable outlays incurred by the Resident Shareholder for the purposes of making the disposition.
The foregoing summary is of general nature only and is qualified in its entirety by the summary of the principal Canadian federal income tax considerations contained in this Circular. See the section of this Circular entitled “The Merger — Certain Canadian Federal Income Tax Considerations”. All Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances.

SOLICITATION OF PROXIES
The management of the Company solicits proxies in connection with the Meeting and for the purpose set forth in the Notice. The solicitation of proxies will be primarily by mail but proxies may be solicited personally or by telephone by directors, officers or regular employees of the Company. The Company will pay for the costs associated with such solicitation of proxies. Accordingly, the management of the Company prepared this Circular, which was mailed to all holders of securities entitled to receive the Notice.
If you cannot attend the Meeting in person, please complete and return the attached Proxy Form before 2:00 p.m. (London time) being 9:00 a.m. (Toronto time) on September 16, 2009 to Computershare Investor Services Inc., by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by fax to 1-866-249-775 or (416) 263-9524.
APPOINTMENT OF PROXY
The persons named in the attached Proxy Form are directors and/or officers of the Company. A Shareholder has the right to appoint as proxy holder, to represent and act on his behalf at the Meeting, a person other than those named as proxies in the enclosed Proxy Form, by inserting the name of the chosen proxy holder in the space provided for such purpose. Such person appointed to act as a proxy is not required to be a shareholder of the Company.
In order to be valid, the proxy must be signed by the Shareholder or their proxy holder, duly authorized in writing or, if the Shareholder is a corporate body, by one of its officers or representatives, duly authorized in writing, supported by a resolution authorizing such signature. In order to be used, the Proxy Form must be filed with Computershare Investor Services Inc., by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by fax to 1-866-249-7775 or (416) 263-9524, at any time before 2:00 p.m. (London time) being 9:00 a.m. (Toronto time) on September 16, 2009, or with the Chair of the Meeting on the date of and before the beginning of the Meeting.
EXERCISE OF AUTHORITY GRANTED BY PROXY
The right to vote attached to the Common Shares for which the duly signed Proxy Form appoints as proxies the persons designated therein shall be exercised during any vote held at the Meeting. The directors and management soliciting a proxy are bound to act in accordance with the Shareholder’s instructions contained in the Proxy Form. In the absence of any such instructions, at the Meeting, the Common Shares will be voted IN FAVOUR of the matter stated in the Notice of Meeting. The attached proxy grants the persons named therein, discretionary authority with regards to any change to the matters stated in the Notice and any other question which may properly come before the Meeting. At the date of this Circular, the directors of the Company are not aware of any change or of any other matter which may properly come before the Meeting.
RIGHT TO REVOKE PROXIES
A Shareholder who has given a proxy may revoke it at all times, through a written notice signed by the Shareholder or his proxy holder, duly authorized in writing or, if the Shareholder is a corporate body, through a written notice signed by one of its duly authorized officers or representatives, filed: (i) at Computershare Investor Services Inc., by mail to

100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by fax to 1-866-249-7775 or (416) 263-9524, at any time before 2:00 p.m. (London time) being 9:00 a.m. (Toronto time) on September 16, 2009; or (ii) with the Chair of the Meeting on the date of and before the beginning of the Meeting.
PERSONS INTERESTED IN CERTAIN MATTERS TO BE ACTED UPON
To the knowledge of the management of the Company, other than as specifically discussed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year nor any of their associates or affiliates have a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting.
VOTING SECURITIES AND PRINCIPAL HOLDERS
The authorized share capital of the Company consists of 500,000,000 Common Shares. On the Record Date, 67,047,5401 Common Shares were issued and outstanding. Each Common Share entitles its holder to vote at any shareholder meeting.
Only Shareholders whose names appear in the register of the Company on the Record Date shall be entitled to receive the Notice.
To the knowledge of the management of the Company, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of all Common Shares issued and outstanding as of the date hereof.
NON-REGISTERED SHAREHOLDERS
Only registered holders of Common Shares of the Company or the persons they name as proxy holders are authorized to vote at the Meeting. However, in many cases, the Common Shares of the Company beneficially owned by a person (a “Non-Registered Shareholder”) are registered either: (i) in the name of an intermediary (“Intermediary”) with whom the Non-Registered Shareholder deals with in respect of their Common Shares, such as a bank, a trust company, a stockbroker, or a trustee or manager of a registered retirement savings plan, registered retirement income fund, registered education savings plan or other similar self-administered plan; or (ii) in the name of a clearing agency of which the Intermediary is a member.
In accordance with the requirements of National Instrument 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company sent copies of the Notice, together with this Circular and the Proxy Form, (collectively, the “Documents related to the Meeting”) to the clearing agencies and Intermediaries so that they may forward them to the Non-Registered Shareholders. Intermediaries are required to forward to Non-Registered Shareholders the Documents related to the Meeting. Quite often, Intermediaries use companies (such as Broadridge Financial Solutions (Canada) Inc., formerly known as “ADP Canada”) to serve the documents. Non-Registered Shareholders will:
(a)	usually be provided by the Intermediary with an unsigned computerized form (often named “voting instruction form”) which, once it has been duly completed

1	On October 1, 2008, the Company tendered consideration of US$55,000 and bought back 315,000 Common Shares from Siqued Geostrategies Ltd.; however, the Transfer Agent has not, as of the Record Date, registered this transaction nor cancelled the said 315,000 Common Shares.

and signed by the Non-Registered Shareholder and returned to the Intermediary or to the company used by the Intermediary for the service of the documents, shall constitute the voting instructions which the Intermediary must follow. The Non-Registered Shareholder generally receives an instruction page containing an adhesive label on which a bar code and other information appear. To be considered as a valid voting instruction form, the Non-Registered Shareholder must remove the label from the voting instruction page and apply it on the computerized form which must be duly signed and completed before being returned to the Intermediary or its service company, in accordance with the instructions provided by the Intermediary or service company. In certain cases, a Non-Registered Shareholder may give the Intermediary or its service company such voting instructions via the Internet or by calling a toll-free phone number; or
(b)	as is less often the case, receive a proxy form already signed by the Intermediary (typically, the form is sent by fax with the Intermediary’s signature, either handwritten or stamped), relating strictly to the number of shares beneficially owned by the Non-Registered Shareholder and otherwise left in blank. In such a case, the Non-Registered Shareholder who wishes to submit a proxy form should properly complete such form before filing it with Computershare Investor Services Inc. (Attention: Proxy Department), by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by fax to 1-866-249-7775 or (416) 263-9524.
In each case, the purpose of these procedures is to enable Non-Registered Shareholders to give instructions in relation to the voting rights attached to the Common Shares they beneficially own.
Should a Non-Registered Shareholder who receives a voting instruction form wish to vote in person at the Meeting, or to have another person attend and vote on his behalf, such Non-Registered Shareholder should print his own name or the name of such other person on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Shareholder who receives a Proxy Form wish to attend and vote in person at the Meeting, or to have another person attend and vote on his behalf, such Non-Registered Shareholder should strike out the names of the persons indicated in the Proxy Form and add his own name or the name of such other person in the space provided for that purpose on the form and return it to Computershare Investor Services Inc. at the above-mentioned address.
In either case, Non-Registered Shareholders should carefully read the directions given by their Intermediaries, including as to when, where and how the voting instruction form or proxy form should be delivered.
A Non-Registered Shareholder may revoke voting instructions given to an Intermediary by following the procedures set out in the voting instruction form (or similar document) provided by the Intermediary.
SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING
The Meeting has been called to consider and, if deemed appropriate, pass, with or without amendment, the Merger Resolution as described under “The Merger”. The text of the Merger Resolution is attached as Exhibit I to this Circular.

THE MERGER
Background to the Proposed Transaction
At the Company’s Board meeting on September 30, 2008, the Board discussed potential merger and acquisition opportunities and specifically an informal approach which had been received from Mano to consider a possible merger between the two companies.
The Board agreed that discussions should continue but remain on an informal basis in order to explore the valuation expectations of both sides. On October 1, 2008, Aura and Mano signed a mutually binding confidentiality agreement to govern any exchange of data.
On October 2, 2008, the Company received an email from Mano’s CEO, Luis da Silva, with a non binding proposal whereby the two companies could be merged including an indicative ratio by which to exchange Common Shares for Mano Shares.
On October 3, 2008, the Company’s CEO, John Gray, responded to Mano’s communication indicating that the outlined terms would be acceptable subject to legal and technical due diligence.
On October 10, 2008, the Company engaged Macleod Dixon LLP to act as its legal counsel in connection with the proposed transaction.
On October 16, 2008, management of Aura reviewed a draft letter of intent which had been received from Mano’s legal counsel. In light of the significant market turmoil at that time, the Board resolved to advise Mano that Aura wished to postpone discussions.
On February 5, 2009, a Board meeting was held by conference call during which the Special Committee comprising David Netherway, Matthew Grainger and Manuel Lamboley was formed to consider take-over and merger offers received by the Company. The Board resolved to appoint an independent financial advisor.
On February 9, 2009, a Board meeting was held in Cape Town and it was agreed to request that Mano submit a formal offer if it was still interested in a potential transaction with the Company.
On April 14, 2009, Mano delivered a draft letter of intent regarding a possible merger between the two companies with the following key terms:
•	Each of the issued 67,047,540 Common Shares to be exchanged for 1.57 Mano Shares.

•	Each of the issued 4,650,000 Aura Options to be cancelled and replaced by options to acquire Mano Shares at equivalent prices, taking into account the ratio of Mano Shares to Common Shares under the transaction.

•	Each of the issued 19,779,924 Aura Warrants to be cancelled and replaced by warrants to acquire Mano Shares at equivalent prices, taking into account the ratio of Mano shares to Common Shares under the transaction.

•	On condition that Aura’s share capital was 91,477,464 Common Shares (fully diluted) and that as at March 30, 2009, Aura held net cash of US$5.9M.

•	The directors of Aura, holding an aggregate of 7,870,000 Common Shares, to vote in favour of the proposed merger.
On April 14, 2009, a Board meeting was held. After receiving advice from TWP, Aura’s appointed independent financial advisor, that the Merger, if and when consummated, would be fair from a financial point of view to the Shareholders, the Board thereby unanimously:
•	approved entering into a binding agreement in connection with the proposed merger;

•	determined that the proposed merger was in the best interests of the Company and the Shareholders; and

•	determined to recommend that the Shareholders vote in favour of the proposed merger.
On April 15, 2009, the LOI was signed by the chief executive officer of each of Aura and Mano.
A press release regarding the Proposed Transaction and the Support and Voting Agreements was issued on April 15, 2009 and press releases regarding the extension of the deadline to conclude procedural matters in respect of the Proposed Transaction were issued on May 15, 2009 and June 12, 2009.
On June 30, 2009, a Combination Agreement containing the final terms of the Merger as contemplated in the LOI was signed by the chief executive officer of each company.
Pursuant to the various Support and Voting Agreements, each of the directors of the Company agreed, among other things, to vote their Common Shares in favour of the Merger Resolution. As of the date hereof, the directors of the Company collectively hold 8,017,513 Common Shares representing, in the aggregate, approximately 12.0% of the issued and outstanding Common Shares.
On August 19, 2009, TWP provided the Fairness Opinion to the Special Committee and the Board of Directors which stated that, as of the date thereof and subject to the assumptions, limitations, and qualifications set out therein, the Merger Consideration is fair, from a financial point of view, to the Shareholders. A copy of the Fairness Opinion is attached as Exhibit IV hereto.
Reasons for the Merger
The Merger is consistent with the stated growth strategies of both Aura and Mano. The directors of Aura and Mano, in unanimously agreeing to merge, recognise the value that can be created for their respective shareholders by capitalising on the multiple corporate, operational and project synergies which exist between the two companies, as well as diversifying project and geographic risks.
For Aura, the Merger will transform the Company from being an early stage explorer to being a project developer with advanced stage assets in Liberia, including the New Liberty Gold Project (NI 43-101 compliant measured and indicated resource of 1.4 million ounces from 13.533 million tonnes grading 3.18 g/t) and the Putu Project (NI 43-101 compliant inferred mineral resource of 1.08 billion tonnes at 37.6% Fe, from a 2.6km section of the 12km long Putu ridge). The Putu Project is subject to a joint venture with Severstal, which is investing US$30M towards a feasibility study to earn a 61.5% interest in the project. Severstal is also a 6.29% shareholder in Mano.
The Merger serves as a first step for Mano in its strategy to identify and consolidate what it deems to be the highest potential opportunities in west and central Africa. The Merger brings a significant pipeline of complementary earlier stage and highly prospective iron and gold projects to Mano’s portfolio, notably the Batouri gold and the Nkout iron projects in Cameroon. Mano will also benefit from the appointment of experienced individuals to the board and management team and a cash infusion that will be applied to accelerating the development of the merged company’s most advanced projects. Mano will also acquire Aura’s portfolio of gold prospects in Liberia, including Fula Camp, where positive drilling results have been announced and which is located approximately 45 km north east of the New Liberty Gold Project.
Both Aura and Mano are listed on the TSXV, while Mano is also listed on AIM. Both bring similar cash positions to the merged company, and both companies’ shareholders are seeking a return on capital from a strategy which is focussed on the discovery and development of exceptional gold and iron opportunities in west and central Africa. These commodities present a potential natural hedge which may serve to reduce the risks for shareholders: gold as a safe haven — a physical store of wealth during periods of economic uncertainty, and iron ore as leverage to re-emerging growth in infrastructure investment in developed and emerging markets.
The directors of Aura are cognisant of the value which may be created for shareholders from improving liquidity in the market for their shares. The merged company will have a significant portfolio of gold and iron ore assets, a pro-forma undiluted market capitalisation of £25.0M / $44.9M (based on the 90-day volume weighted average trading price of Mano on AIM of £0.059 as at August 14, 2009), net cash in the treasury of approximately £3.6M / US$6.0M and a number of established Canadian and European institutional shareholders. The directors consider that the merged company will be more attractive to a wider number of potential shareholders and that this will improve the liquidity in the trading of the merged company’s shares.
The proposed board of directors and management team of the merged company have notable track records in the discovery and development of resource projects, including Guy Pas (independent director) who co-founded Addax & Oryx (whose oil producing subsidiary is presently the subject of a take over by Sinopec), Afren and SAMAX (which was acquired in 1998 by Anglogold Ashanti), and David Netherway (independent chairman) who was the managing director of Afcan (which was acquired by Eldorado Gold in 2005).
On completion of the Merger, the initial focus of the merged company will be on creating value by advancing the New Liberty Gold Project towards production and the completion of a 27,000m resource drilling programme on the Putu Project. In parallel, the merged company will continue the cost effective exploration of its portfolio of gold and iron projects in Cameroon. Where appropriate, cost and risk sharing joint ventures will be undertaken on projects which require either significant capital or in which the board of the merged company is unwilling to invest additional funds or human resources. Further merger and acquisition opportunities in sub-Saharan Africa will continue to be assessed as part of the merged company’s broader long term strategy to become a leading diversified resource company in Africa with robust gold and iron divisions.

Terms of the Merger
If the Merger Resolution is approved and the conditions set out in the Combination Agreement are satisfied, on the Effective Date, the Company and Newco will merge and continue as one company, MergeCo. As a result of the Merger, the property of each of the Company and Newco will become the property of MergeCo and MergeCo will continue to be liable for the obligations of each of the Company and Newco. MergeCo will continue to carry on the business and operations of the Company as a wholly-owned subsidiary of Mano.
Effective on the Merger, each Shareholder (other than Dissenting Shareholders) will receive the Merger Consideration. No fractional Mano Shares will be issued pursuant to the Merger. Where the aggregate number of Mano Shares to be issued to a Shareholder as consideration under the Merger would result in a fraction of a Mano Share being issuable, the number of Mano Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.
Pursuant to the Merger, each issued and outstanding Newco Share will continue as a MergeCo Share and MergeCo will issue additional MergeCo Shares to Mano on the basis of one MergeCo Share for each Mano Share issued pursuant to the Merger. Mano will be the only holder of MergeCo Shares following the Merger.
In connection with the Merger, the Company intends to delist the Common Shares from the TSXV and following the Merger, Mano intends to cause MergeCo to cease to be a reporting issuer under applicable securities laws.
Dissenting Shareholders who have strictly complied with the provisions of section 179 of the Companies Act will be entitled to be paid the fair value of their Common Shares in accordance with the Companies Act. See the section of this Circular entitled “The Merger — Right to Dissent”.
Certain Canadian federal income tax implications of the Merger to Shareholders are discussed in detail in this Circular. See the section of this Circular entitled “The Merger — Certain Canadian Federal Income Tax Considerations”.
Details of the Combination Agreement
The Merger will be carried out pursuant to Part IX of the Companies Act, and will be effected in accordance with the terms and conditions of the Combination Agreement between the Company and Mano. Upon approval by the Shareholders, satisfaction or waiver of all other conditions as provided in the Combination Agreement and the filing of the Certificate of Merger, the Merger will become effective on the Effective Date.
The Effective Date of the Merger is expected to be on or about September 30, 2009. On the Effective Date, the Company and Newco will merge and continue as one company. On the Effective Date:
(i)	each issued and outstanding Newco Share will continue as one MergeCo Share;

(ii)	MergeCo will issue additional MergeCo Shares to Mano on the basis of one MergeCo Share for each Mano Share issued pursuant to the Merger;

(iii)	each issued and outstanding Common Share (other than those held by Dissenting Shareholders) will be converted into the right to receive the Merger Consideration;

(iv)	each Dissenting Share, if any, will be converted into the right to receive the fair value thereof as determined in accordance with section 179 of the Companies Act;

(v)	each Unexercised Aura Option shall be cancelled and, in consideration for such cancellation, the holder of such Unexercised Aura Option shall receive from Mano an option (a “Replacement Option”) the terms of which shall be determined in accordance with Section 2.7.1 of the Combination Agreement; and

(vi)	each holder of Aura Warrants will be entitled upon exercise of such Aura Warrants, to receive a number of Mano Shares equal to the product of the number of Common Shares issuable upon exercise of each such Aura Warrant multiplied by 1.57.
No fractional Mano Shares will be issued pursuant to the Merger. Where the aggregate number of Mano Shares to be issued to a Shareholder as consideration under the Merger would result in a fraction of a Mano Share being issuable, the number of Mano Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.
In accordance with the Companies Act, the Combination Agreement and the Plan of Merger, on the Effective Date:
(i)	the merger of the Company and Newco and their continuation as one company, MergeCo, under the terms and conditions of the Combination Agreement and the Plan of Merger, will be effective;

(ii)	the Company will be subsumed into MergeCo and will cease to exist;

(iii)	MergeCo will:
(a)	have all rights, privileges, immunities, powers, objects and purposes of each of the Company and Newco;

(b)	possess all of the assets, including choses in action and the business of each of the Company and Newco; and

(c)	be liable for all claims, debts, liabilities and obligations of each of the Company and Newco; and
(iv)	the memorandum and articles of association of Newco as in effect on the Effective Date will be the memorandum and articles of association of MergeCo until the same are altered or amended.
Immediately after the Merger, MergeCo will continue to carry on the operations of the Company with the same assets and liabilities, as a wholly-owned subsidiary of Mano. It is expected that,

as soon as practicable after the Merger, Mano will change its corporate name to “African Aura Mining Inc.” subject to receipt of appropriate Regulatory Approvals.
The respective obligations of the Company, Mano and Newco to consummate the Proposed Transaction are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of the Company and Mano without prejudice to their right to rely on the other conditions:
(i)	the Merger Resolution shall have been approved by the Shareholders in accordance with the provisions of the Companies Act and any other applicable regulatory requirements;

(ii)	any required Regulatory Approvals shall have been obtained in accordance with the Combination Agreement;

(iii)	there shall be no proceeding, of a judicial or administrative nature or otherwise in progress (or threatened in writing by a Governmental Entity) that relates to or results from the transactions contemplated by the Combination Agreement that would, if successful, result in an order or ruling that would: (i) reasonably be expected to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Merger in accordance with its terms; or (ii) otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(iv)	no applicable Law shall be in effect that prohibits the consummation of the Merger; and

(v)	the Combination Agreement shall not have been terminated in accordance with its terms.
The obligations of Mano to complete the Merger will also be subject to the satisfaction, on or before the Effective Date, of the conditions precedent set out in Schedule 6.2 of the Combination Agreement (each of which may be waived by Mano and any one or more of which, if not satisfied or waived, will relieve Mano of any obligation under the Combination Agreement) including, but not limited to, the condition that at the Effective Date the number of Dissenting Shares shall not exceed 10% of the Common Shares outstanding at that time.
The obligations of the Company to complete the Merger will also be subject to the satisfaction, on or before the Effective Time, of the conditions precedent set out in Schedule 6.3 of the Combination Agreement (each of which may be waived by the Company and any one or more of which, if not satisfied or waived, will relieve the Company of any obligation under the Combination Agreement).
The Combination Agreement may be terminated by either party in accordance with the terms therein.
The Combination Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the date of filing of the Certificate of Merger with the Registrar, be amended by mutual written agreement of the parties thereto, and any such amendment may, without limitation:

(i)	change the time for performance of any of the obligations or acts of the parties;

(ii)	waive any inaccuracies or modify any representation or warranty contained therein or in any document delivered pursuant thereto;

(iii)	waive compliance with or modify any of the covenants therein contained and waive or modify performance of any of the obligations of the parties; and

(iv)	waive compliance with or modify any conditions precedent therein contained, provided that the terms of the Combination Agreement shall not be amended after the holding of the Meeting in a manner materially prejudicial to the Shareholders without the approval of the Shareholders given in the same manner as required by Law for the approval of the Merger.
The foregoing description of the Combination Agreement is qualified in its entirety by reference to the complete text of the Combination Agreement attached as Exhibit II to this Circular.
Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares in accordance with and subject to strict compliance with section 179 of the Companies Act. For a summary description of such dissent rights, see the section of this Circular entitled “The Merger - Right to Dissent” as well as Exhibit V to this Circular.
Procedure for Receipt of Merger Consideration
A Letter of Transmittal is enclosed with this Circular for use by Shareholders for the surrender of Share Certificates. The detailed instructions for the surrender of Share Certificates to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a Shareholder has delivered and surrendered to the Depositary the Share Certificates together with the Letter of Transmittal duly completed and executed in accordance with the instructions on such form, and any other required documents, promptly thereafter, Mano shall cause the Depositary to send a certificate representing the Mano Shares that the Shareholder is entitled to receive, unless the Shareholder indicates on the Letter of Transmittal that he, she or it wishes to pick up such certificate the Shareholder is entitled to receive, in which case the certificate will be made available at the Depositary, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, for pick-up.
A Shareholder who has lost or misplaced his or her Share Certificate(s) should complete the Letter of Transmittal as fully as possible and forward it to the Depositary together with a letter explaining the loss or contact the Depositary as soon as possible for instructions. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Merger Consideration in accordance with the Proposed Transaction. If a bond is required, the premium payable will be the sole responsibility of the Shareholder.
In order to receive the Merger Consideration, each Shareholder (other than Dissenting Shareholders) must duly complete, execute and deliver to the Depositary the Letter of Transmittal together with such Shareholder’s Share Certificate(s) and such other additional documents as the Depositary may reasonably require, if any. See also the section of this Circular entitled “The Merger — Prescription Period”.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents to the Depositary is at the option and risk of the Shareholder. The Company recommends that such documents be delivered by hand to the Depositary, at the offices listed in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, the Company recommends that registered mail be used, with return receipt requested, and that proper insurance be obtained.
Shareholders whose Share Certificates are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee to arrange for the surrender of their Share Certificates.
Shareholder Approval
Pursuant to the Companies Act, the Merger Resolution must be passed by a majority in excess of 50% of the votes cast by holders of the Common Shares present in person or represented by proxy at the Meeting and entitled to vote on the Merger Resolution. The text of the Merger Resolution is set forth as Exhibit I to this Circular.
Unless otherwise specified by the Shareholder executing such proxy, the persons named as proxies in the enclosed Proxy Form intend to vote the Common Shares represented by such proxy FOR the Merger Resolution.
Board of Directors Approval
The Board has determined unanimously, upon consultation with its financial advisors, that the Merger is fair from a financial point of view to the Shareholders and that the Merger is in the best interests of the Company and the Shareholders. Accordingly, the Board has reviewed and approved the Proposed Transaction and authorized the execution by the Company of the Combination Agreement as well as the mailing of the Notice and this Circular to the Shareholders.
The Board of Directors received advice with respect to its legal responsibilities in connection with the Merger from legal counsel and appointed the Special Committee to establish and supervise the process to be carried out by the Company and its professional advisors in dealing with the Merger, to make a recommendation to the Board of Directors, to seek out and consider such alternative transactions as the Special Committee deemed advisable to maximize Shareholder value and to ensure such process was fair and equitable.
The Special Committee retained TWP as its financial advisor to assist in evaluating the Merger and to advise on options and alternatives to the Merger that might have been available and that would maximize Shareholder value and be in the best interests of the Company and the Shareholders.
The Special Committee had several meetings and discussions with TWP and legal counsel between February 23, 2009 and April 14, 2009 to review the terms of the Merger and to discuss other strategic alternatives available to the Company. In addition, members of the Special Committee had independent discussions with Management and legal counsel related to the Merger and made such other independent investigation as they considered necessary to complete their review and formulate their recommendation regarding the Merger.

At a meeting of the Special Committee held on April 14, 2009, TWP provided a fairness opinion to the Special Committee and the Board of Directors to the effect that, as of that date and subject to the assumptions, limitations and qualifications set out therein, the consideration offered to Shareholders pursuant to the Merger was fair, from a financial point of view, to Shareholders. The Special Committee unanimously determined to recommend that the Board of Directors recommend that Shareholders vote in favour of the Merger Resolution and that each of the directors of the Company enter into the Support and Voting Agreements with Mano. The Board of Directors subsequently reviewed the Combination Agreement and the Voting and Support Agreements, received advice from counsel, and considered the recommendation of the Special Committee. The Board of Directors determined that the Merger Consideration pursuant to the Merger is fair to the Shareholders from a financial point of view, and that the Merger is in the best interests of the Company and the Shareholders, and voted to recommend that Shareholders vote in favour of the Merger Resolution. The vote was unanimously passed by all members of the Board of Directors. The Support and Voting Agreements were entered into between Mano and each of the directors of the Company on June 30, 2009.
On August 19, 2009, TWP updated its previous fairness, dated April 14, 2009 with the Fairness Opinion, addressed to the Special Committee and the Board of Directors. The Fairness Opinion reiterated TWP’s initial fairness opinion and stated that, as of that date and subject to the assumptions, limitations and qualifications set out therein, the consideration offered to Shareholders pursuant to the Merger is fair, from a financial point of view, to Shareholders. The Special Committee unanimously determined to reaffirm its recommendation to the Board of Directors to recommend that Shareholders vote in favour of the Merger Resolution. The Board of Directors determined that the Merger Consideration pursuant to the Merger is fair to the Shareholders from a financial point of view, and that the Merger is in the best interests of the Company and the Shareholders, and voted to recommend that Shareholders vote in favour of the Merger Resolution. The vote was unanimously passed by all members of the Board of Directors.
Accordingly, the Board of Directors unanimously recommends that Shareholders vote FOR the Merger Resolution.
Effect of the Merger on Markets, Listings and Reporting Requirements.
The Common Shares are listed on the TSXV. The Company and Mano intend that, in connection with the Merger, the Common Shares will cease trading on the TSXV and, subject to applicable securities laws, Mano intends, following the Merger, to cause MergeCo to make application to cease to be a reporting issuer in each province and territory of Canada in which it is a reporting issuer.
Mano is a reporting issuer in the provinces of British Columbia and Alberta. The Mano Shares are listed on the TSXV and on AIM.
The TSXV has conditionally approved the Merger and the listing of the Mano Shares to be issued pursuant to the Merger, subject to the satisfaction of the customary listing requirements of the TSXV.

Expenses of the Proposed Transaction
Each of Mano and the Company will pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the Proposed Transaction. The Company will bear the costs of the proxy solicitation contemplated by this Circular.
Provided that there is no breach or non-performance by Mano, in any material respect, of any of its representations, warranties or covenants made in the Combination Agreement, Aura shall pay to Mano the amount of $250,000 (the “Compensation Fee”) if at any time after the execution of the Combination Agreement: (a) the Board of Directors makes a Change in Recommendation (as defined in the Combination Agreement); (b) any bona fide Acquisition Proposal (as defined in the Combination Agreement) for the Aura Shares is publicly announced or commenced prior to the Target Completion Date (as defined in the Combination Agreement) and the Board of Directors shall have failed to reaffirm and maintain its recommendation of the Merger to the Shareholders within ten Business Days after the announcement or commencement of any such Acquisition Proposal; (c) prior to the Target Completion Date, the Board of Directors shall have recommended that the Shareholders deposit their Aura Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal; (d) Aura shall have entered into an agreement (other than a confidentiality agreement stipulated by and in accordance with Section 5.4 of the Combination Agreement) with any person with respect to an Acquisition Proposal prior to the Target Completion Date or Mano does not exercise its right to make an amended offer pursuant to Section 7.4 of the Combination Agreement; (e) an Acquisition Proposal is publicly announced, proposed, offered or made to Aura or its Shareholders prior to the Target Completion Date, and, on or prior to the date which is 12 months subsequent to the Target Completion Date, Aura shall have entered into any agreement (other than a confidentiality agreement, stipulated by and in accordance with Section 5.4 of the Combination Agreement if executed during the term of the Combination Agreement) in respect of such Acquisition Proposal or such Acquisition Proposal shall have been otherwise consummated; or (f) Aura fails to comply fully with, in all material respects, or breaches, in any material respect, any of its representations, warranties or covenants made in the Combination Agreement prior to the Target Completion Date and does not cure its non-compliance or breach within a period not exceeding 10 days from the date that notice of the non-compliance or breach is delivered by Mano to Aura.
Legal Aspects
Under the Companies Act, the Merger requires the approval of a majority in excess of 50% of the votes cast by holders of the outstanding Common Shares entitled to vote and voting on the Merger Resolution at the Meeting.
Right to Dissent
The dissent rights and procedures provided by section 179 of the Companies Act are summarized below and the full text of section 179 is set out in Exhibit V hereto. The following description of dissent rights is not a comprehensive statement of such rights and the procedures to be followed by a Shareholder wishing to exercise such rights and is qualified in its entirety by reference to the full text of section 179 of the Companies Act set out in Exhibit V hereto. Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in the Companies Act may result in the loss or unavailability of any right to dissent.

Section 179 of the Companies Act provides, inter alia, that a member (Shareholder) of a company is entitled to the fair value of his, her or its shares upon dissenting from any merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares.
A Shareholder who desires to exercise his, her or its entitlement to dissent from the Merger must first ensure that he, she or it is entered in the register of members of the Company. Any person who holds shares through a nominee, a depositary or in “book entry” form must first arrange for his nominee, depositary or broker to transfer his, her or its shares into his, her or its name so that he she or it is a “member” for the purposes of the Companies Act.
The Shareholder who wishes to dissent must then give to the Company, before the Meeting, or at the Meeting but before the vote regarding the Merger Resolution, written objection to the Merger. The written objection must include a statement that the Shareholder proposes to demand payment for his Common Shares if the Merger is proceeded with.
Within twenty (20) days immediately following the date on which the vote of the Shareholders authorizing the Merger is taken, the Company must give written notice of such authorization (the “Dissent Notice”) to each Shareholder who gave written objection or from whom written objection was not required, in accordance with the requirements of the Companies Act.
A Shareholder desiring to dissent must thereafter provide the Company with notice of his, her or its decision to elect to dissent in the form prescribed by section 179(5) of the Companies Act within twenty (20) days (the “Expiry Time”) after receiving the Dissent Notice, stating:
(a)	his, her or its name and address;

(b)	the number and classes of shares in respect of which he, she or it dissents; and

(c)	a demand for payment of the fair value of his, her or its Common Shares.
A Shareholder electing to dissent must do so in respect of all of the Common Shares he, she or it holds in the Company, and upon giving notice of his, her or its election to dissent, the Dissenting Shareholder to whom the notice relates ceases to have any of the rights of a Shareholder except the right to be paid the fair value of his, her or its Common Shares.
Within seven (7) days immediately following the Expiry Time, or within seven (7) days immediately following the date on which the Merger is put into effect, whichever is later, the Company must make a written offer to each Dissenting Shareholder to purchase his, her or its Common Shares at a specified price that the Company determines to be the fair value therefor, and if, within thirty (30) days immediately following the date on which the offer is made, the Company and the Dissenting Shareholder agree upon the price to be paid for his, her or its Common Shares, the Company must pay such funds to the Dissenting Shareholder upon the surrender of the certificates representing his, her or its Common Shares.
If the Company and Dissenting Shareholder fail, within the thirty (30) day period referred to above, to agree on the price to be paid for the Common Shares, within twenty (20) days immediately following the date on which such thirty (30) day period expires, the following will apply:
(a)	the Company and the Dissenting Shareholder must each designate an appraiser;

(b)	the two designated appraisers together must designate an appraiser;

(c)	the three appraisers must fix the fair value of the Common Shares owned by the Dissenting Shareholder as of the close of business on the day prior to the date on which the Shareholders of the Company voted approving the Merger Resolution, excluding any appreciation or depreciation directly or indirectly induced by the Merger, and such value is thereafter binding on the Company and the Dissenting Shareholder for all purposes; and

(d)	the Company must pay to the Shareholder the amount in money in respect of the amount so fixed upon the surrender by him, her or it of the certificates representing the Common Shares.
Prescription Period
On the Effective Date, each Shareholder will be removed from the Company’s register of members, and until they are validly surrendered, the Share Certificate(s) held by such former holder will (i) in the case of a Shareholder other than a Dissenting Shareholder, from the Effective Date, represent only the right to receive, upon such surrender, the Merger Consideration (without interest), and (ii) in the case of a Dissenting Shareholder, from the Effective Date, represent only the right to receive fair value for the Common Shares held. Any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been surrendered, with the Letter of Transmittal and all other required documentation, on or prior to the sixth anniversary of the Effective Date, and subject to applicable law with respect to unclaimed property, will cease to represent any claim against, or interest of any kind or nature in, the Company, Mano, Newco, MergeCo or the Depositary and any person who surrenders Share Certificate(s) after the sixth anniversary of the Effective Date will not be entitled to any Merger Consideration or other compensation.
Certain Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act, as of the date hereof, to a Shareholder who disposes of Common Shares pursuant to the Merger and who, for the purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm’s length with and is not affiliated with the Company, Newco or Mano, and holds the Common Shares as capital property and will hold the Mano Shares as capital property (a “Resident Shareholder”).
Common Shares and Mano Shares will generally be considered to be capital property of a Resident Shareholder unless such Resident Shareholder holds such shares in the course of carrying on a business of buying and selling securities or such Resident Shareholder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade.
This summary is not applicable to a Resident Shareholder that is: (i) a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) a “specified financial institution” within the meaning of the Tax Act; (iii) a Resident Shareholder an interest in which is a “tax shelter investment” for purposes of the Tax Act, (iv) a Resident Shareholder to whom the “functional currency” (as defined in the Tax Act) reporting rules apply, or (v) a Resident Shareholder in respect of whom the Company is a “foreign affiliate” for the purposes of the Tax Act. This summary is not applicable to persons holding options or other rights to acquire Common Shares or persons who acquired Common Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard.
This summary is based on the current provisions of the Tax Act, the Company’s counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) and all specific proposals to amend the Tax Act publicly announced by the Department of Finance (Canada) prior to the date hereof (collectively, the “Proposed Amendments”). This summary assumes that the Proposed Amendments will be enacted as tabled, announced or advised, as the case may be, however no assurances can be provided in that regard. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Resident Shareholder. Accordingly, Resident Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances.
Participation in the Merger
A Resident Shareholder (other than a Dissenting Shareholder) who disposes of Common Shares in exchange for Mano Shares pursuant to the Merger will be deemed to have disposed of such Common Shares for proceeds of disposition equal to the fair market value of the Mano Shares so received. The Resident Shareholder will realize a capital gain (or a capital loss) on the Common Shares equal to the amount by which the proceeds of disposition exceed (are exceeded by) the aggregate of the Shareholder’s adjusted cost base of the Common Shares and any reasonable outlays incurred by the Resident Shareholder for the purposes of making the disposition. Any such capital gain or loss will be treated as described below under the subheading “Taxation of Capital Gains and Capital Losses”. The cost of the Mano Shares received by the Resident Shareholder will be equal to their fair market value at the time received. Such cost must be averaged with the adjusted cost base of any other Mano Shares held at such time as capital property by the Resident Shareholder in order to determine their adjusted cost base.
Holding and Disposing of Mano Shares
In the case of a Resident Shareholder who is an individual (other than certain trusts), dividends received or deemed to be received on the Mano Shares will be included in computing the Resident Shareholder’s income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be certain limitations on the ability of Mano to designate dividends as “eligible dividends”.
Dividends received or deemed to be received on the Mano Shares by a Resident Shareholder that is a corporation will generally be included in the Resident Shareholder’s income for the taxation year in which such dividends are received and will generally be deductible in computing the Resident Shareholder’s taxable income. A Resident Shareholder that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual

(other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Mano Shares to the extent such dividends are deductible in computing taxable income for the year.
A disposition or a deemed disposition of a Mano Share by a Resident Shareholder (except to Mano or in a tax deferred transaction) will generally result in the Resident Shareholder realizing a capital gain (or a capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the Mano Share are greater (or less) than the aggregate of the Resident Shareholder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under the subheading “Taxation of Capital Gains and Capital Losses”.
Provided that the Mano Shares are listed on a designated stock exchange, which includes the TSXV, or that Mano otherwise continues to qualify as a “public corporation” for the purposes of the Tax Act, Mano Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered disability savings plan, registered education savings plan or tax-free savings account (“TFSA”). Notwithstanding that the Mano Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax in respect of the Mano Shares held in the TFSA if such Mano Shares are a “prohibited investment” for the purposes of the Tax Act. The Mano Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with Mano for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in Mano or a corporation, partnership or trust with which Mano does not deal at arm’s length for the purposes of the Tax Act.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year must be included in the Resident Shareholder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Shareholder in a taxation year must be deducted from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may, generally, be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Mano Share may be reduced by the amount of dividends received or deemed to be received by the Resident Shareholder on such shares (or on shares for which the shares have been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Mano Shares, directly or indirectly, through a partnership or a trust. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.
A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on certain investment income including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.
Dissenting Resident Shareholders
A Resident Shareholder who is a Dissenting Shareholder and who receives a cash payment (other than interest, if any) in respect of the fair value of such holder’s Common Shares will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount of such payment (exclusive of interest) and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (exclusive of interest) exceeds (or is exceeded by) the adjusted cost base of such shares to the Dissenting Shareholder. The tax treatment of capital gains and capital losses is discussed above under the subheading “Taxation of Capital Gains and Capital Losses”.
A Dissenting Shareholder who receives interest on a payment received in respect of the fair value of such Dissenting Shareholder’s Common Shares will be required to include the full amount of such interest in income. In addition, a Dissenting Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act ) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on certain investment income including interest income.
Resident Shareholders are urged to consult their own tax advisors with respect to the Canadian income tax consequences of dissenting from the Merger.

INFORMATION CONCERNING MANO AND NEWCO
Corporate Structure
Mano was incorporated as Zicor Mining Inc. under the Business Corporations Act (Yukon Territory) on March 19, 1996 and subsequently changed its name to Mano River Resources Inc. on October 5, 1998. Mano was continued under the Business Corporations Act (British Columbia) on July 27, 2004. Mano’s registered office is at Suite 3350, 1055 Dunsmuir Street, PO Box 49222, Four Bentall Centre, Vancouver, British Columbia V7X 1L2 and its head office is at Suite 600, 890 West Pender Street, Vancouver, British Columbia V6C 1J9. Mano also maintains a branch office in the United Kingdom at 32 Bloomsbury Street, London, WC1B 3QJ.
The following chart illustrates Mano’s corporate structure:
Manaar was incorporated in the British Virgin Islands on June 17, 2009 to serve as the company which will merge with Aura pursuant to the Merger. On the Effective Date, Manaar and Aura will merge and Aura will cease to exist as a separate corporate entity and Manaar will continue in existence with:
(a) all rights, privileges, immunities, powers, objects and purposes of both Aura and Manaar;

(b) the assets of both Aura and Manaar; and
(c) liability for all claims, debts, liabilities and obligations of both Aura and Manaar.
The Business of Mano
Mano commenced its business activities in Guinea in 1996 as a company dedicated to gold exploration. It is now an established diversified company ranging from exploration, to development and production.
The original key driver for the business of Mano was to identify archaean deposits in the Man Craton of West Africa which covers South-eastern Guinea, Sierra Leone and Liberia. From its Guinea base, Mano expanded into Sierra Leone and Liberia in 1996, always with gold prospecting as its main target. Typically part of pioneering, Mano had to deal with serious aftershocks of the civil conflicts in both countries, in the form of an unexpected coup prolonging and worsening the civil war in Sierra Leone (1997-2002) and creating a situation of regime change/renewed conflict in Liberia (2002-2003). At the same time Mano faced a prolonged period of historically depressed gold prices resulting from unusual producer hedging and central bank activity (1996-2003). Given all of this, Mano’s initial 8 years were characterized by survival strategies.
Figure 1: 20 Year Gold Price in USD/ounce
With gold nearing what was then close to 20 year lows, at about $250/oz, in 1999 Mano made the strategic decision to diversify in commodity. This diversification took the form of diamonds and in 2000, exploration commenced in Liberia for kimberlite sources. The country was already known for its alluvials but the source of these gravels was the target. Within six months, the first diamondiferous pipes had been discovered, the first of its kind in Liberia.
The third country Mano had entered as part of its expansion was Sierra Leone. No exploration activity took place in Sierra Leone between mid-1997 and early 2002 as all of Mano’s licences had been under a state of force majeure due to the civil war. Mano’s exploration activities in Sierra Leone resumed in February 2002 where Mano focussed mainly on its prospective Kono licences. Between 2004 and 2007, Mano systematically explored an area of 9,700km2 for diamonds. The area retained today is less than 3% of the original licence area, the remainder having been relinquished.
The third part of the commodity diversification came in an opportunistic move in 2005. After two years of peace, the transitional government in Liberia was looking to kick-start investment in iron ore, the single most important sector in terms of the country’s GDP and which had historically provided a large part of the country’s foreign investment and created thousands of jobs. The exploration licence for the Putu Range iron ore deposit was granted in May 2005 shortly before the rally of iron ore prices during the recent so-called supercycle. It was, and is, the only known greenfield standalone iron ore deposit in the country. With democratic elections complete in 2005, the current administration took office in January 2006 and set about reviewing all mineral titles. This was complete in the second half of the same year and Mano’s exploration activities commenced thereafter.
Corporate Strategy
Mano’s corporate strategy is to develop its assets into producing mines and to generate positive cashflow as soon as possible in order to deliver increased shareholder value. Mano looks to achieve this through both organic growth and corporate transactions such as the proposed merger with Aura. Geographically, Mano expects to continue to focus on West Africa where it has experience, strength and depth. From a commodity perspective, Mano expects that gold and iron ore will be the primary focus going forward and plans to realise value from the diamond assets through listing Stellar on a recognised stock exchange when market conditions are more favourable.
Business Strengths
Mano’s management believes it is well placed to implement its strategy through the business strengths listed below:
A Strong Portfolio of Assets
Mano has a strong portfolio of assets which include:
•	the New Liberty gold project in Liberia (the “New Liberty Gold Project”) which has a measured and indicated resource of 1.4Moz at 3.18 g/t gold. A bankable feasibility study for an underground mine is planned to be completed by the end of 2010;

•	Mano’s 38.5% owned Putu iron ore project in Liberia (the “Putu Project”) which has an inferred resource of 1.08 billion tonnes of iron ore at 37.6% iron; and

•	the Mandala alluvial project in Guinea which is currently producing.
See “Information Concerning Mano and Newco — Mineral Projects” for further information on Mano’s mineral projects.
Experienced Management Team
Mano’s current board of directors, which will only be augmented by the changes pursuant to the Merger, has many years of experience operating in Africa and taking projects through to development and production. There is balanced representation on the operational, corporate and financial fronts.

Strong Partnership
Mano has a strong technical and financial partner in ZAO Severstal Resource (“Severstal”) to help develop the Putu Project.
Managed Risk
Mano seeks to manage and mitigate its political risk by operating in three different countries (Liberia, Sierra Leone and Guinea) and its economic risk by focusing on three different commodities (gold, iron ore and diamonds).
Technically Strong
Mano has experienced exploration teams in the countries in which it operates with the flexibility to work across the region. Mano operates in areas where the geological setting is well understood and Mano employs up-to-date technological tools to better focus its exploration efforts.
Three-Year History
Overview
In 2006, management of Mano believed that the company was not properly recognised by potential investors. Although the West African region was increasingly more attractive for investors, the business did not provide a “see-through” valuation which resulted in Mano being difficult to value by investors. This made the stock exchange capitalisation convoluted, and without revenues, investors could not dissect which part of the business contributed to the valuation.
Management of Mano believes that three key developments changed investors’ perception of Mano and its transparency in terms of its value:
•	October 2006: the resource statement of 1.4Moz at 3.18 g/t gold (measured and indicated) for New Liberty Gold Project;

•	June 2007: the creation of Stellar Diamonds Limited (“Stellar”) to house all of the Mano diamond assets; and

•	May 2008: the signing of the AIOG Sale Agreement (as defined and described under the heading “Information Concerning Mano and Newco — Material Contracts” below) with an indirect wholly-owned subsidiary of Severstal for development of the Putu Project which valued the Putu Project at an initial $50 million.
See “Information Concerning Mano and Newco — Mineral Projects” for further information on Mano’s mineral projects.
Gold
In 2008, following on from the resource statement in the latter part of 2006, the focus of the gold work was on defining the deposit at the New Liberty Gold Project at depth and Mano undertook some deeper drilling to prove the continuity of the orebody. This involved fifteen holes of deep drilling to -300m and -500m below surface. The results included some of the best results returned to date and the orebody was intersected in all holes, including two of the deepest diamond drill holes in West Africa to below -500m. The short drilling campaign was a success with the task now being to define a potential underground mine and suitable mining method.

In August 2009, Mano’s indirect wholly-owned subsidiary BEA Mountain Mining Corporation (“BEA”) was awarded a Class A mining licence (the “Mining Licence”) for the New Liberty Gold Project. Mano is in the process of finalising a new geological model with the support of independent consultants incorporating the positive drilling results from 2008.
Iron Ore
On December 10, 2008, having been granted a two year extension on the mineral exploration licence for the Putu Project, Mano was able to satisfy all the legal requirements to complete the transaction with Severstal (transaction described below under the “Information Concerning Mano and Newco — Material Contracts”), whereby a wholly-owned indirect subsidiary of Severstal acquired a 61.5% stake in the then renamed Severstal Liberia Iron Ore Limited which directly holds the interest in the Putu Project. Severstal took operational responsibility for the Putu Project almost immediately and the exploration work continues to advance.
In March 2009 encouraging drilling results were announced for the Putu Project following the completion of a 3,960 m drilling programme in December 2008.
During 2009, Severstal Liberia Iron Ore Limited began negotiating with the Government of Liberia for a Mineral Development Agreement (“MDA”) which would provide a 25 year renewable mining licence for the Putu Project.
Diamonds
As Mano evolved, the most advanced and exhaustive range of assets lay in the diamond division. This brought about the creation of Stellar in early 2007. Seed financing was raised to advance the suite of assets culminating with the first round of pre-IPO financing in July 2007 for gross proceeds of £4.2 million. At that time, the intention was to list Stellar no later than the spring of 2008. With the changing world economy and the rapid decline of diamond pricing, the IPO was postponed and a further two rounds of pre-IPO financing have been completed, with the most recent being a non-brokered financing for gross proceeds of £3.05 million which was completed in late 2008. Stellar is today a 59.6% subsidiary of Mano and is focusing on production or near-term producing assets. The milestone as a producer was achieved in April 2009 when the Mandala plant in Guinea was commissioned paving the way for commercial production.
Looking Ahead
The key operational priorities for the remainder of 2009 are to:
•	Secure a 25 year MDA for the Putu Project;

•	Undertake the required airborne magnetic survey over the entire Putu Project licence area;

•	Advance the resource drilling programme and metallurgical testing at the Putu Project;

•	Undertake an infill core drilling programme at New Liberty Gold Project; and

•	Undertake a resource definition drilling programme at the Weaju gold project in Liberia.
Financings
Mano has undertaken three financings since 2006, as follows:

•	July 2006: a brokered private placement for gross proceeds of £3.17M at £0.08 per Mano Share;

•	July 2007: convertible debentures of £2.3M at a conversion price of £0.14 per Mano Share; and

•	May 2008: a non-brokered private placement with Severstal’s wholly-owned indirect subsidiary, Lybica Holding B.V. (“Lybica”), for gross proceeds of £2M at a price of £0.10 per Mano Share.
Mineral Projects
Gold
New Liberty Gold Project — Liberia
Information in this section of a scientific or technical nature is based upon the technical report titled “Form 43-101F Technical Report on the New Liberty Gold Project, Liberia” dated October 24, 2006 (the “New Liberty Technical Report”) prepared by Dexter Ferreira and Pierre Fourie of Lower Quartile Solutions (Pty) Ltd (“LQS”) who are each a “Qualified Person” as such term is defined in National Instrument
43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and are both independent of Mano. The New Liberty Technical Report has been filed with the securities regulatory authorities in British Columbia and Alberta. Information in this section arising subsequent to the date of the New Liberty Technical Report regarding the development of the New Liberty Gold Project is provided by the management of Mano under the supervision of Tom Elder, previously President and CEO of Mano, a “Qualified Person”. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the New Liberty Technical Report which is available for review on SEDAR.
Project Description and Location
The New Liberty Gold Project is situated in the north-western portion of Liberia, approximately 90 kilometres northwest of the capital, Monrovia in the Grand Cape Mount and Gbarpolu counties. The New Liberty Gold Project is contained within the MDA that was granted to BEA, an indirect wholly-owned subsidiary of Mano, on November 25, 2001 by the Republic of Liberia. The MDA covers an area of 1,000 km2 and mainly occupies a lowland area transected by two prominent east-west ridges of resistant rock units (the Bea Mountain and Tokani ranges). The New Liberty Gold Project sits on the south-western extent of the MDA and covers an area of approximately 66 km2.

Figure 2: Location of New Liberty Gold Project

The MDA is a combined exploration and mining licence which was granted for an initial 25 year term and is extendable for successive 25 year terms. The MDA grants BEA the right to explore for and exploit (upon approval by the Ministry of Lands, Mines and Energy of Liberia
(“MLME”) of a feasibility study) gold, diamonds and base metals. Under the terms of the MDA, the proceeds of gold sales, which are calculated on a production basis, are subject to a 3% royalty. In addition, the government of Liberia retains a 10% free carried interest in the MDA area. BEA must pay the MLME $US0.80 per acre per year as a rental fee. During the initial term of the MDA, BEA is required to make minimum exploration expenditures of US$1.40 per acre per year. Excess expenditures in a given year can be credited against succeeding years’ work requirements. Prior to the commencement of exploitation and production, BEA is required to provide an Environmental Impact Statement to the MLME, detailing any adverse effects operations may have on the environment and review plans to mitigate such effects. From time to time BEA is required to submit detailed plans “for the protection, correction and restoration of the water, land and the atmosphere”.
Unless the MLME and BEA otherwise agree, the MDA provides for the surrender of 50% of the original exploration area at the end of the initial term of the MDA with an additional 20% of the original licence area to be surrendered at the end of the first extension period and the balance of the exploration area to terminate upon expiry of the second extension of the MDA.
On July 29, 2009, the Mining Licence was granted to BEA by the MLME. Mano elected to reduce the licence area from 1,000 km2 to 457 km2. The initial term of the mining licence is twenty-five years and may be extended for consecutive additional terms not to exceed twenty-five years each.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
The New Liberty Gold Project is accessible from Monrovia, the capital of Liberia, by four-wheel drive vehicles. There is approximately 100 kms of paved road to the town of Sinje and then 45 kms of laterite road to the New Liberty Gold Project site. Total travel time is approximately 3 hours. A recently discovered abandoned road will reduce the total journey distance by 21 kms. Secondary roads, built by Mano, on the area covered by the MDA provide access on the property.
The climate in the northern part of Liberia is tropical. The dry season lasts from mid-November to mid-April and the rainy season from May to October. Average annual rainfall along the coastal belt is over 4,000 mm and declines to 1,300 mm at the forest savannah boundary in the north. Temperatures range from the low 20ºC’s during the rainy season to warm (low 30ºC’s) during the dry season.
The local infrastructure is limited as is local resources and labour. Basic exploration supplies including fuel, equipment, foodstuffs and an unskilled, semi-skilled and skilled workforce are all available in the capital city of Monrovia.
Extensive vegetation and thick forest cover deep lateritic soils limit rock outcrop to streams and the most rugged hill areas. Generally, three types of soil can be distinguished in Liberia, the lateritic soils or latosols, sandy soils or regosols, and swamp soils.
The lateritic soils cover about 75% of the country. They are reddish-brown in colour and quite hard, very acidic and lacking in nitrogen but provide valuable materials for road construction. Sandy soils or regosols consist of more than 60% coarse and fine sand and contain a small amount of clay being white to gray in colour. Swamp soils are found along the coast and in the interior; they account for about 4% of all soils. They are characterised by waterlogged gray hydromorphic humus-rich soils in the floors of valleys.
Elevations at the project area range from approximately 30 to 50 metres above sea level. Vegetation consists of tropical trees attaining heights of 30 to 40 metres above the forest floor with thick undergrowth common (virgin rain forest is primarily in the mountainous areas). Local clearing of saplings has resulted in the undergrowth being easily cleared by hand-held machete. Thick stands of bamboo are common in some areas.
History
The area covered by the MDA first received attention when United States Geological Survey (“USGS”) geologists assisted the Republic of Liberia and the Liberian Mining Corporation (“LMC”) in mineral exploration during 1949 to 1950. At Sam Davis Creek, 2.5 kilometres northeast of the village of Gondoja, the LMC excavated a series of trenches in Sam Davis Creek, a 10-metre shaft and a 43-metre adit, which exposed a series of lenticular blue to white, granular quartz veins, which contained galena, sphalerite, chalcopyrite and pyrite. The largest lens had a maximum width of 1.8 metres, extended for 35 metres and pinched to 0.3 metres thickness in 10.8 metres down dip. A channel sample of the vein assayed 4.7 grams per tonne gold (g/t Au) over 0.91 metres, and a mineralised boulder with sulphides returned 25 g/t Au. The veins were hosted in schistose ultramafics and amphibolitic gneiss, intruded by granite and aplite.
Soil sampling in the vicinity of the sulphide mineralisation returned values of 2,500 ppm nickel (Ni), 2,500 ppm lead (Pb), 600 ppm copper (Cu), 125 ppm cobalt (Co) and 1,000 ppm zinc (Zn); a visual estimate of the strongest sulphide mineralisation was 1-2% combined Cu, Pb and Zn. Preussag AG (“Preussag”) conducted limited geochemical investigations of the Sam Davis Creek occurrence in 1976, purely for base metals. A soil grid was sampled at 15 metre intervals to a depth of 1.5 metres on three 150 metres lines along a 180-metre strike length. The bases of all previous trenches were sampled by auger drill to depths ranging from 2.7 metres to 4.8 metres. From geological observations and consideration of the regional setting of the mineralisation, the Preussag geologist concluded that the mineralisation was associated with a small ultramafic intrusive. The distribution of similar, larger bodies in the general area indicated the presence of a series of en-echelon greenstone belt remnants with potential for hosting significant base metal deposits.
In 1988, the African Mining Company commenced mining in the Weaju area. Following the drilling of several holes for which no results are available, the company installed a small wash plant, mine buildings and accommodation and commenced mining for gold from adits and hand-excavated shafts. A large area of alluvial ground and swamp close to the mine site was cleared to provide alternative ground for artisanal miners, and larger scale production was due to commence in 1990. The outbreak of hostilities led to the closure of the operation; the excavations were filled in and the larger equipment was reportedly buried in one of the pits prior to the abandonment of the site.
Mano’s initial visits to the area were made in July 1997 and full exploration commenced in September 1997. During 2000, Gordon Wylie and Charl du Plessis of AngloGold Ashanti Ltd. (“AngloGold”) examined the New Liberty Gold Project area and conducted due diligence sampling of all mineralised intercepts in drill holes as well as trenches, the results of which fully supported the values reported by Mano, including metallurgical recoveries of over 90%.
There was a force majeure in effect under the MDA which halted exploration commitments during the period of Liberian civil unrest and hostilities from January 2002 until fall 2004. Exploration resumed in 2005.
Geological Setting
Regional Geology
The New Liberty Gold Project is situated in the West African Craton — an amalgam of Archaean to Late Proterozoic metamorphic and intrusive rocks. Archaean age greenstone belts in granitic gneissic terrains constitute the Man shield — a proto continent that accreted to Africa 2.1 billion years ago in a collisional event that resulted in the collapse of Palaeoproterozoic Birimian volcanic arc and sedimentary basinal successions that now mantle the Man shield from the north to the east. The Birimian successions are host to most major gold deposits in West Africa, such as AngloGold’s in Ghana, Loulo, Morila, Sadiola and Tabakoto in Mali, Yaouré in Ivory Coast.
The New Liberty Gold Project is situated in Archaean Man Shield terrain. Lithologies underlying the property are grossly similar consisting of ultramafic schists that have been highly deformed and infolded into sequences of granitic gneisses. Major crustal shears are proximal to the properties. It is speculated that the shears and associated splays acted as structural channel ways for auriferous hydrothermal solutions, which deposited gold in suitable structures or chemical traps invariably associated with dilatant zones or iron oxide minerals in the ultramafic schists.
Local and Property Geology
Lithologies underlying the New Liberty Gold Project consist of a sequence of granitic gneisses into which have been infolded sequences of actinolite/tremolite-talc-magnetic schist (ultramafic schist). Granite dykes and aplitic to pegmatitic apophyses intrude the schist succession.

The main host rock to gold mineralisation at the New Liberty Gold Project is a talc schist in which gold occurs as disseminations with or without visible sulphides. In the region, amphibolites appear to sandwich auriferous meta-ultramafics that are intruded by pegmatite and granitoids. The units dip 77° — 88° S and strike 106º — 121º on the south limb of a tight antiform with near vertical axial plane. The rocks are intensely deformed and show evidence of pervasive ductile-shear fabric development, consistent with a right-lateral strike-slip zone. Drilling has been in the form of angled holes (between 50º and 70º) drilled to the north in order to maximise the angle of intersection with the mineralised zone.
Three main zones within the mineralised zone have been delineated, based mostly on the presence of economic gold grades — these are:
•	Larjor Zone — most westerly of the three zones

•	Kinjor Zone — lying between the two end zones

•	Marvoe Zone — the most easterly and still open to the east
Figure 3: Geology of the New Liberty Gold Project
The mineralised zone at New Liberty Gold Project is presented as a schist belt remnant trapped within a major shear zone that has also served as the pathway for the upward migration and channelling of Au-bearing fluids into greenschist-amphibolite facies metamorphosed ultrabasic rocks.
A three-unit stratigraphy is adopted in these predominantly south dipping lithologies. The first and more southerly unit is the Hanging Wall Complex (“HWC”). The HWC structurally overlies Ultramafic Schists, which are the principal ore-hosting rocks. The latter rest on the third grouping that is here called the Footwall Gneisses (“FG”).

Figure 4: An Idealised Stratigraphic Column for the New Liberty Gold Project

HWC	Granite and amphibolite gneisses	Hanging Wall Complex

Um UmM	Magnetite low ultramafics Magnetite rich ultramafics (komatiites)	Ultramafic schists (ore zone)

FG	Granites, leucocratic gneisses and amphibolite patches	Footwall Gneiss

Granite	Aplites, breccias and coarse tourmaline bearing varieties	Intrusive (syn- to late-tectonic
Microfold vergence, isoclinal folding and the lithological similarity of the HWC and FG suggest that the ultramafic schists occupy a tight synformal structure in which the folding (possibly accompanied by faulting) has caused further repetition/duplication of layering and contacts especially near both the HWC and FG contacts proper. These areas are here called imbricate zones and in them, the HWC and FG rock sequences respectively alternate in drill core with Um before one or the other is eventually phased out.
Amphibolites and hornblende gneisses form the hanging wall and footwall to this shear zone and show sparse sulphide development. The meta-ultramafic unit has been mapped along 4 km of strike length and is 30 — 110 m thick. It is in tectonic contact with a footwall, itself consisting of a varied assemblage of rocks, with a lenticular geometry. These rocks include gneisses, amphibolites and granites.
Macro and meso-fabric studies suggest that the meta-ultramafics are L-S tectonites. The dominant lineation in the granite gneiss at the northern margin is gently plunging, indicating a strike-slip structural regime displacement in the zone. S-C fabrics in hand-specimens, the correspondence of sulphide enrichment zones, pegmatite development and the coarsening of grain-size in rightbends, suggest that the bends are most likely dilational jogs in a right-lateral strike-slip, which may control the geometry of the mineralised zone. Additionally, a west plunging lineation is associated with younger microfolds and crenulation.
The age of the schists is believed to be late Archaean (2.9 to 2.7 billion years old). The schists are hosted within a highly deformed basement comprising biotite (5-15%) — plagioclase - quartz (15 — 20%) granite gneisses and migmatites containing partially assimilated fine to coarse grained, undifferentiated, silicified, hornblende amphibolites with low magnetite content. The basement mineralogy suggests regional metamorphism from middle to upper amphibolite facies.
Exploration
Mano visited the current New Liberty Gold Project site in 1997 and collected preliminary channel samples across the artisanal workings in areas where primary rock was exposed. The initial sampling results returned intersections of 19.95 metres at 4.06 g/t Au in the western Larjor pit and 13.1 metres at 4.56 g/t Au in the Kinjor pit. A programme of trenching over the structure to estimate continuity between the two pits and a programme of 11 trenches (numbered T1 — T11) was initiated in June and July 1998 with the results shown in Table 1 below.

Table 1: Significant Assay Results from Kinjor Zone Trenches

Trench	From	To	Length	Gold
Number	(m)	(m)	(m)	(g/t)
	49.00	50.00	1.00	40.00
T-4	50.00	51.00	1.00	1.52
	51.00	52.00	1.00	1.56
T-5	29.00	30.00	1.00	1.20
	30.00	31.00	1.00	1.99
	27.00	28.00	1.00	6.50
T-6	28.00	29.00	1.00	14.60
	29.00	30.00	1.00	8.00
	30.00	31.00	1.00	7.80
	0.00	1.00	1.00	1.90
	3.00	4.00	1.00	2.66
	8.00	9.00	1.00	1.89
	9.00	10.00	1.00	2.21
	10.00	11.00	1.00	1.16
	16.00	17.00	1.00	1.48
	18.00	19.00	1.00	1.30
T-7	19.00	20.00	1.00	9.50
	20.00	21.00	1.00	2.05
	21.00	22.00	1.00	1.30
	22.00	23.00	1.00	2.93
	23.00	24.00	1.00	40.75
	24.00	25.00	1.00	2.30
	25.00	26.00	1.00	6.72
	26.00	27.00	1.00	1.51
	3.00	4.00	1.00	1.63
	4.00	5.00	1.00	1.71
	23.00	24.00	1.00	1.66
	24.00	25.00	1.00	1.40
	25.00	26.00	1.00	1.33
T-12	26.00	27.00	1.00	1.16
	28.00	29.00	1.00	1.06
	29.00	30.00	1.00	6.75
	44.00	45.00	1.00	1.53
	45.00	46.00	1.00	0.47
	46.00	47.00	1.00	2.33
	16.00	18.00	2.00	1.02
T-13	18.00	20.00	2.00	6.48
	28.00	30.00	2.00	2.20
	0.00	2.00	2.00	1.09
	2.00	4.00	2.00	1.38
	4.00	6.00	2.00	1.00
T-14	6.00	8.00	2.00	1.89
	8.00	10.00	2.00	1.29
	10.00	12.00	2.00	0.95
	12.00	14.00	2.00	3.21
T-15	10.00	12.00	2.00	1.62
	15.00	16.00	1.00	1.48
	16.00	17.00	1.00	1.04
T-2	17.00	18.00	1.00	4.30
	18.00	19.00	1.00	6.90
	19.00	20.00	1.00	1.74
T-3	22.00	23.00	1.00	2.28

These trenches were designed to test the continuity of the mineralised shear zone in areas between the artisanal workings and along strike to the east and west. The trenching intersected mineralisation over widths of between 1 and 11 metres with grades between 2 and 5.3 g/t Au. This exercise confirmed the existence of mineralisation immediately adjacent to the workings but failed to confirm continuity of mineralisation between the Kinjor and Larjor pits. Trench 11, some 500 metres to the east of the Kinjor pit intersected 12 metres at 2 g/t Au, indicating a third lens of mineralisation termed the Marvoe Creek Zone. From August to October a tape and compass survey was undertaken, at 1:500 scale, followed by basic geological mapping of the artisanal workings and the trenches.
In late 1998 a camp was established at the Kinjor site with accommodation, messing, core storage, office facilities, power supply from generators and running water. During this period infrastructure was improved with a series of drill roads and construction of a bridge. A second phase of trenching was undertaken in late 1998 to deepen and extend existing trenches and to test the wallrocks of the shear zone exposed in the workings. A total of 595 metres of trenches were excavated including 85 metres of extension to existing trenches. In addition, 295 metres of existing trenches were deepened.
In February 1999, after the establishment of a 50 by 50 metre grid, a programme of diamond drilling was commenced by contractors Drillsure Limited on Mano’s behalf. The programme comprised 19 holes drilled at HQ (68 mm) with the exception of hole KGD-16, which was started at HQ and reduced to NQ (48 mm) from 53.1 to 94.1 metres final drilled depth. The holes were drilled on 50 metre centres and intersected mineralisation at depths ranging from 20 to 30 metres below surface along the length of the two mineralised shoots. One hole, KGD-10, was drilled some 500 metres to the east of the Kinjor pit to intersect mineralisation identified in trench T-11, in the area termed the Marvoe Creek Zone. All the holes were inclined at between 45° and 60° towards 015° magnetic, with the exception of hole KGD-10 which was inclined at 50° toward 195° magnetic due to swampy ground to the south of the mineralisation.
In early 2000, a second campaign of drilling was undertaken with the aim of testing the mineralisation at greater depth under the Kinjor and Larjor pits and to investigate the mineralisation in the Marvoe Creek Zone. Four holes were drilled during this period. KGD-20 and KGD-23 were drilled in the central part of the Larjor deposit and intersected mineralisation at some 50 and 100 metres below surface respectively. KGD-21 and KGD-22 were drilled on the Marvoe Creek Zone, some 80 metres to the east and 50 metres to the west respectively of hole KGD-10.
The trench results at the New Liberty Gold Project deposit demonstrate that potentially economic concentrations of gold occur associated with the ultramafic schists. On this basis the decision was made to proceed to drill testing the trenched areas. This work was undertaken in 1999 and 2000, then, with the return of peaceful conditions to Liberia, again in 2005.
The third diamond drilling campaign started in January 2005 and was aimed at closing on-strike inter-hole distances to a maximum of 25m. At the same time certain selected holes were drilled at steeper angles in order to intersect the deposit at depth. The current deepest intersection is 80m below surface. This programme is also aimed at further defining the extremities of the known mineralised zones.
Several holes have subsequently been laid out to test and evaluate the eastern extremity of the Marvoe Creek Zone that is indicated by aeromagnetics to continue to the southeast.

Soil Geochemistry
The completion of a soil geochemistry program to test the along strike potential of the New Liberty Gold Project shear 500m to the east and 1,000 m west of the known system. This brought the explored strike to nearly 3,500m.
Geochemical soil sampling on a 100 by 20 metre grid was carried out by Mano in 1999 over 1 km of strike to the east of the Larjor pit and 1 km of strike to the west of the Kinjor pit over a width of some 200 m. A strong anomaly of 0.1 to 0.2 ppm Au was defined in the area of the Marvoe Creek Zone covering some 600 m of strike. Anomalies to the west of the Larjor pit are less continuous though 500 m from the mined zone there is a 200 m long anomaly of greater than 0.1 g/t Au and a kilometre from the main workings the two most westerly soil traverses have returned assays of 0.1 to 0.25 g/t. This area now hosts minor artisanal workings.
Mineralisation
The gold mineralisation located to date at the New Liberty Gold Project is typical of greenstone-hosted gold deposits. Gold mineralisation in these deposits is hypothesised to have been emplaced into dilational zones formed by faults or fold hinges during fluid flow in high strain zones marked by shears and/or intensely foliated zones. Such environments are characterised by ductile deformation at the New Liberty Gold Project. Where the gold-bearing solutions came in contact with magnetite (i.e. Fe source) a coupled oxidation — reduction reaction resulted in the deposition of native gold and pyrrhotite (± arsenopyrite) in the magnetite rich zones, which are primarily found in the ultramafic schists. Prominent examples of such deposits some of which rank as large, world class deposits are:
•	Golden Mile at Kalgoorlie, Australia;

•	Kerr-Addison mine in Ontario, Canada and

•	Homestake mine in the United States.
Such a model drives exploration efforts to deposits in old, highly deformed terrains such as the Archaean Man shield. In West Africa, artisanal gold mines serve as a prominent geochemical pathfinder to gold bearing areas. Once located, detailed soil sampling programs are generally the first method used to target bedrock gold source areas. Systematic trenching and sampling of the anomalous areas, then drill testing mineralized zones encountered, follow this.
Gold mineralisation in zones of variable thickness is nearly continuous along 1.6 kilometres of strike length explored by trenching and shallow diamond drilling. The New Liberty Gold Project deposit consists of high-grade gold mineralisation (5 + gm/t) that is enveloped by lower grade (0.5 to 1.0 gm/t) material. The country rocks are granitic gneisses and amphibolites. Structural mapping suggests that the mineralised zones are situated within the hinge of an anticline.
The geological model to date demonstrates:
•	Wide spread quartz mineralisation in the drill core, it is apparent that quartz - magnetite mineralisation is most strongly developed in the eastern Kinjor section of the shear and within 50 — 70 m of the footwall contact.

•	The Au mineralisation in the New Liberty Gold Project deposit is associated with sulphides hosted in metamorphosed ultrabasic rocks intruded by tourmaline bearing granites.

•	The sulphide association is pyrrhotite, pyrite (the two alternating in dominance), arsenopyrite and minor to trace chalcopyrite, niccolite and gersdoffite. Magnetite and minor haematite are the chief oxides.
The gold is characterised by clusters of up to 50 grains of micron-sized particles to rare visible flecks of native metal ranging from 5 to 300 microns and as isolated individual grains ranging from 75 to 400 microns. At the New Liberty Gold Project, gold is free in form and very fine (high interference colours).
Within the proximal (to gold) feldspar-carbonate-pyrite zone, magnetite is least abundant to absent. Magnetic susceptibility readings are high outside the feldspar zones and drop to a minimum within the feldspar zones.
The gold mineralisation itself occurs with stronger arsenopyrite mineralisation where the rocks take on a more open texture as the foliation is rotated obliquely to shearing. Metallurgical tests of the mineralised sections carried out by Lakefield Research Limited indicate that the gold is free in form.
Kinjor
The Kinjor Zone is approximately 600 m in length, striking nearly east-west and dipping 75° to 88° to the south. The zone consists of at least 2 mineralised bands that vary in width, but in the case of drill hole KGD-2 core intercepts of up to 16 metres (11 to 13 m estimated true thickness) occur in a zone approximately 50 m in width. The deepest intercept to date is 87m. The mineralisation is associated with mylonitic shear zones and granitic apophyses texturally ranging from aplite to pegmatite. An alteration assemblage associated with the pegmatites consists of a proximal zone containing phlogopite, an intermediate zone containing tremolite and a distal zone containing chlorite.
Larjor
The Larjor Zone in plan trends nearly east-west (~260°), and is approximately 450 m in length and 75 m in width. Within the zone there are four steeply dipping mineralised bands, which range up to 20 m in thickness. The character of the mineralisation and relationship to structure are identical to that at the Kinjor Zone. However, the complex array of mylonitic shears suggests that the package within which these mineralised bodies occur has been cut up into lozenge shaped segments which the shearing has juxtaposed resulting in an en echelon distribution of mineralised zones in some instances.
Marvoe
The Marvoe Zone is essentially the eastward continuation of the Kinjor Zone. Marvoe is approximately 650 m in length, containing at least two mineralised bands within a 50 m wide zone. Again the character of the mineralisation and structural relationships are the same as those at Kinjor.

Drilling
          Pre-2006
There have been several drilling campaigns on the MDA license area. At completion of drill holes, down hole surveys were undertaken using either a Sperry-Sun single shot or a Tropari down hole survey instrument. Core handling was conducted under close supervision of either a Mano geologist or, in the case of earlier programs, an A.C.A Howe approved geologist. Drill core was collected at the drill site and brought back to a central core handling and storage facility at the New Liberty Gold Project.
Drill results from the New Liberty Gold Project deposit are consistent with the model of steep dipping gold mineralised zones associated with highly sheared pyrrhotite-arsenopyrite bearing zones in ultramafic schists or amphibolites. The results have demonstrated that the mineralised zones are lenticular and variable in length, width and down-dip plunge. However, there are very attractive intersections, which demonstrate that potentially economic concentrations of gold occur in these shear systems. Continued detailed drilling will be required in order to upgrade resource estimates.
          Drilling campaign of 2008
During the first half of 2008, BEA drilled deeper holes in order to ascertain with confidence the continuity of the orebody at depth. This drilling consisted of 15 additional holes (numbers 115-130) totalling 4,485m in an effort to intersect the structure at approximately -200 m and -550 m, below surface. One hole, number 123, was abandoned. Three of the “Top 10” intersections and four of the “Top 20” intersections resulted from this campaign.
Table 2 below summarises the “Top 20”, up to and including the drilling of 2008. The drilling in advance of the 2008 campaign was from holes 1 to 114.
          Table 2: Top 20 Main Intersections

Top 20 Main Intersections
		From	To	Length	Au
Ranking	Hole ID	(m)	(m)	(m)	(Mean g/t)
1	K63	55	92	37	8.45
2	K10	32	82	50	4.30
3	K13	20	46	26	6.20
4	K2	24	40	16	8.81
5	K126	144	170	26	5.04
6	K116	210	245	35	3.59
7	K96	54	62	8	15.27
8	K70	48	100	52	2.23
9	K115	205	228	23	4.95
10	K3	36	62	26	4.10
11	K24	56	78	22	4.80
12	K47	54	86	32	3.29
13	K49	47	57	10	10.08
14	K52	47	61	14	6.97
15	K14	26	34	8	12.10

Top 20 Main Intersections
		From	To	Length	Au
Ranking	Hole ID	(m)	(m)	(m)	(Mean g/t)
16	K95	10	24	14	6.92
17	K69	60	74	14	6.63
18	K98	41	79	38	2.40
19	K129	223	255	32	2.66
20	K20	56	77	21	3.90
Sampling and Analysis
Mano has a Quality Control Program (“QCP”) which inserts a minimum of 5% of standards, blanks and duplicates into the sample stream. Mano employs independently owned and managed OMAC Laboratories Inc (“OMAC”) for all its assay requirements, including the preparation of pulps to 90% -100 micron at their in-country preparation facilities in Liberia, followed by XRF at their main laboratory in Loughrea, Ireland.
OMAC is accredited to ISO 17025 by INAB (Irish National Accreditation Board) which is a member of ILAC (International Laboratory Accreditation Cooperation), and is a signatory to the ILAC Mutual Recognition Arrangement. OMAC operates an internal QA/QC check assay programme using in-house standards, reagent blanks and duplicates.
Core handling is conducted under close supervision of either a Mano geologist or, in the case of earlier programs, an A.C.A Howe approved geologist. Drill core is collected at the drill site and brought back to a central core handling and storage facility at the New Liberty Gold Project. There, geotechnical and detailed geological logs are recorded for each hole drilled. In particular the geological logs note characteristics of alteration, lithology, veining and joints, sulphide intercepts and sample intervals. The geotechnical logs measure core recovery and rock quality designation. Once logged, sample intervals are decided upon and marked out on the core. The core is then cut using a diamond saw, with one half going to assay and the other remaining in the core box. Nearly all drill core is stored in galvanized metal boxes in roofed shelters.
Initially core samples were shipped to SGS laboratories in Abidjan, Ivory Coast for assay with checks of pulps conducted by OMAC in Ireland. However, with the recent establishment of an Alex Stewart/OMAC sample preparation facility in Monrovia samples are now crushed, pulverized and split in Monrovia with sample splits being shipped by DHL to an OMAC laboratory in Ireland. This considerably reduces transportation charges and turnaround time.
The relationship between drill core intercepts (core length) and true thickness varies throughout the zones, depending on the inclination of the drill hole and the attitude of the mineralised zone intersected. In general, with mineralised horizons dipping between 77° and 88°, with drill holes inclined at between –55° and –60°, the true thickness will vary from 68% to 80% of the core intercept length.
Core samples from the field for any hole are stored in aluminium boxes and transported to the core storage facility where it is first washed. Each box is checked to ensure that measured core lengths and drill lengths from stubs are close or equal. The boxes are then marked with intervals in them and thereafter photographed dry and wet. Following this, the core is logged and marked at 1m intervals for sampling. Half the cut is collected as sample following splitting by a core saw. Samples are placed in thick transparent 20cm x 10cm specially made plastic bags.

As part of Mano’s quality control/quality assurance program for every 20 samples a blank sample is inserted in the sample run along with either a sample having a prepared “assay pill” or a known standard. The blank and assay pill samples check the laboratories sample preparation procedures, while the standard provides a check of the laboratories analytical precision. These procedures are in line with industry best practices.
During 2000, Gordon Wylie and Charl du Plessis of AngloGold examined the New Liberty Gold Project area and conducted due diligence sampling of mineralised intercepts in drill holes as well as trenches. This work served as an independent examination of the quality control/quality assurance aspect of the laboratories that Mano was using at the time. The AngloGold report noted that Mano’s sample results compared well with equivalent AngloGold samples, but in some instances compared less favorably. This was attributed to the difficulty in precisely replicating assay values given the higher percentage of free gold and presumably strong nugget effect at New Liberty Gold Project. Some attempt to address the nugget effect of the mineralisation on Mano’s properties could be met by using a larger size drill core, such as NQ or HQ, during drilling.
Mineral Resource Estimate
The following resource estimate for the New Liberty Gold Project was prepared by Mr Dexter Ferreira during October 2006.

	Cut-off (2)		Au Grade	Au
Category	Au (g/t)	Tonnes	g/t	Ounces(1)
Measured	1.0	6,658,000	3.49	746,409
	2.0	4,592,000	4.40	650,027

Indicated	1.0	6,875,000	2.88	636,570
	2.0	4,370,000	3.73	523,486

Total	1.0	13,533,000	3.18	1,382,979
	2.0	8,962,000	4.07	1,173,513

(1)	Contained metal estimate which remains subject to mining dilution and process recovery loss.

(2)	The 1g/t Au cut-off is the official Resource Estimate cut-off. The 2g/t numbers are shown for information only.
Insofar as the present state of knowledge on the deposit stands there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues which may materially affect the potential development of the resources quoted above.
Upcoming Exploration Programme
Since drilling finished in 2008, Mano has focused on the next steps for New Liberty Gold Project. In the second half of 2008, in an effort to establish the best future deep drilling programme, the company employed AMC Consultants (UK) (“AMC”) to provide an opinion on the likely best mining method for the New Liberty Gold Project. Previously, the proposed mining method was for three open pits at Kinjor, Larjor and Marvoe. The recent consensus with the aid of AMC is for a decline and underground development which will provide for a larger operation that sterilises less of the resource and gives a longer life of the mine.
AMC is currently reviewing the resource model to enable a working model that will aid in designing the drilling programme. This is likely to be approximately a 10,000-20,000m diamond core drilling programme that will systematically be updated into the working model and the programme modified ‘live’ to adapt to the findings. This study is expected before September 2009 with the drilling commencing thereafter.
Iron Ore
Putu Project — Liberia
Information in this section of a scientific or technical nature is based upon the technical report titled “Mineral Resource Estimate for the Putu Iron Ore Project” dated August 2009 (the “Putu Technical Report”) prepared by Howard Baker of SRK Consulting (UK) Ltd (“SRK”) who is a “Qualified Person” as such term is defined in NI 43-101 and who is independent of Mano. The Putu Technical Report has been filed with the securities regulatory authorities in British Columbia and Alberta. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Putu Technical Report which is available for review on SEDAR located at www.sedar.com.
Property Description and Location
The Putu Project is located in the south of Liberia in the Grand Gedeh County and forms part of the north east – south west striking Putu ranges. The Putu Ranges consist of two prominent hills known as Ghi Mountain to the west, and Jideh and Montroh Mountain to the east. The project is approximately 320 km to the east south east of the capital Monrovia. The Putu base camp is located approximately one hour from the town of Zwedru, in the village of Petroken.
The general geographical location of the Putu Project and the location of the Putu Project in relation to the licence are shown in Figures 5 and 6 below:

     Figure 5: Location and Access Map of the Putu Range

     Figure 6: Geological Map of the Putu Range (showing licence area)
On May 18, 2005, Putu Iron Ore Mining Inc. (“PIOM”), a indirect subsidiary of Mano, was granted an Iron Ore Appraisal and Exploration Agreement for the Putu Range (some 105,019 acres / 425 km2) (“Putu Project Licence”) by the MLME, with an initial term of three years with the ability to extend the agreement for two years, in addition to any other renewal the government may agree to. The agreement was extended for such two year period on September 24, 2008.

Exploration licences, such as the Putu Project Licence, grant the holder the right to explore the surface and subsurface for metals, minerals and gem stones as specified within the individual licence agreement. The licences cannot exceed 1,000 km2 and are valid for three years with an option to renew for a further period of two years, subject to a reduction in surface area of 50% upon renewal. The holder of an exploration licence is required to submit progress reports every quarter to the MLME and has the automatic right to convert any part of the exploration licence to an exploitation licence governed by a separate Mineral Development Agreement. The holder of an exploration licence is also required to work within an exploration budget as submitted at the time of application and to pay an annual permit fee of US$5,000 plus a rental charge of US$0.30 per acre (approximately US$0.74 per hectare).
The Putu Project Licence is not subject to any encumbrances. However, under Liberian mining law, the government retains a 10% free carried interest in any producing mine and receives a 4.5% royalty on any iron ore production unless otherwise agreed by the Government of Liberia. Corporate tax in Liberia is set at a recently reduced rate of 25%.
The Putu Project area is not currently subject to any known environmental study, however potential environmental and social issues may include but are not limited to the proximity to the border of Sapo National Park and the key infrastructures required to develop the project including processing plant, tailings dam, rail, port and supporting infrastructure.
There are no known existing environmental or social liabilities and all necessary permits for this stage of work have been obtained.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the site is by a combination of tarred and lateritic roads. Travelling north east from Monrovia to Ganta on the Guinean border and across country, the Putu base camp lies to the south east of the town of Zwedru, in the village of Petroken. The Putu Ranges lie approximately 100 km north east of the port of Greenville. The closest international airport is located in Monrovia.
The climate of Liberia is tropical. The dry season lasts from mid-November to mid-April and the rainy season from June to October. Average annual rainfall along the coastal belt is over 4,000 mm. Temperatures range from the low 20ºC during the rainy season to warm (low 30ºC) during the dry season.
The local infrastructure is limited as is local resources and labour. Basic exploration supplies including fuel, equipment, foodstuffs and an unskilled, semi-skilled and skilled workforce are all available in the capital city of Monrovia.
The area around the Putu ranges is gently undulating, with the ranges themselves standing proud of the surrounding area. Jideh Mountain reaches a height of 850 metres above sea level and is the most dominant peak in the ranges. Exposure is more common, but by no means extensive on Jideh Mountain with jagged upstanding outcrop along the ridge crest. Ghi Mountain is less obtrusive and has a rounder and broader crest. Outcrop appears to be extremely rare on Ghi Mountain.
Extensive vegetation and thick forest cover deep lateritic soils limit rock outcrop to streams and the most rugged hill areas. Generally, three types of soil can be distinguished in Liberia, the lateritic soils or latosols, sandy soils or regosols, and swamp soils.
The lateritic soils cover about 75% of the country. They are reddish-brown in colour and quite hard, very acidic and lacking in nitrogen but provide valuable materials for road construction. Sandy soils or regosols consist of more than 60% coarse and fine sand and contain a small amount of clay being white to gray in colour. Swamp soils are found along the coast and in the interior; they account for about 4% of all soils. They are characterised by waterlogged gray hydromorphic humus–rich soils in the floors of valleys.
History
          Liberian Iron Ore History
Liberia has a significant history of iron ore mining and was at one point Africa’s largest producer of iron ore. Interest in iron ore from Liberia began after the Second World War when aeromagnetic surveys were conducted all over Liberia.
Companies that have operated in Liberia include:
•	Bong Mining Company (“BMC”) who operated the Bong mine;

•	Liberian Mining Company (“LIMCO”);

•	National Iron Ore Company (“NIOC”) who operated in Liberia from 1962 to 1977 around Mano River in Cape Mount; and

•	LAMCO, a joint venture operation between the LIMCO and NIOC that operated the Nimba Mountains Iron Ore deposit which became operational in 1961.
          Putu Range History
The United States Geological Survey first reported the occurrence of iron bearing itabarite in 1953, over an 8 km strike length and followed this up with acquisition of aerial magnetic data which increased the strike length to some 11 km.
In 1955, LAMCO Exploration undertook limited grab sampling along the ridge of the Jideh Mountain, discovering Fe grades in the range of 42-65%. This was followed up by the drilling of five holes across the randomly distributed anomalies identified; however no collar or downhole survey information could be located. It is reported that several holes were drilled between 1956 and 1957, however, it is not clear if these holes were inclusive or exclusive to the other five holes documented. In addition, in excess of 460 m of surface trenching and sampling was undertaken prior to LAMCO moving onto another iron ore prospect in Liberia.
Between 1968 and 1970, BMC and German Liberian Mining Company (“DELIMCO”) conducted geological mapping on a 1:2,000 scale and excavated a total of 6,142 m of trenches. This included the rehabilitation of 469 m of the old LAMCO trenches. In addition to this, six drill holes were completed over two drill campaigns. This is reported to have totalled 1,791 m but, to date, no logs or assay results have been discovered. It also seems likely that DELIMCO drifted the adit during this period of work. BMC and/or DELIMCO also undertook preliminary beneficiation testwork on the five different material types identified including Davis Tube Method analysis to determine the amenability of the material for beneficiation using magnetic separation. At this stage preliminary estimates of tonnages were made and totalled some 500 Mt of iron bearing rock, some 75% being quoted as magnetite ore, almost 90% of this magnetite ore being considered extractable by open-pit mining.
In 1972, DELIMNO applied for a mining licence for the Putu Range. The letter of application, dated November 27, 1972 states exploration duties carried out on the licence included drilling, the driving of an adit and the execution of beneficiation tests.

In 1974, BMC and DELIMCO merged to form the Bong Mining Company, and operated the Bong Mine, and it would appear discontinued their efforts to explore and develop the Putu range of deposits.
Since securing the Putu Project Licence in 2005, PIOM’s exploration has concentrated on the following:
•	grab sampling programme across the Putu range (including Jideh Mountain);

•	re-sampling of trenches dug by LAMCO and/or BMC/DELIMNCO;

•	refurbishing and re-sampling of the exploration adit; and

•	drilling of 11 diamond cored holes over a relatively small portion of the Putu Range.
In addition, PIOM has commissioned an exploration review and valuation of the deposit, and a preliminary technical study covering all technical discipline areas.
Geological Settings
          Regional Geology
Liberia is located in the West African Craton, a mixture of Archaean to Late Proterozoic metamorphic and intrusive rocks.
          Local and Property Geology
The rocks of the Putu Project are Precambrian in age with the lowland areas appearing to be developed on granitic gneiss which weather to light coloured lateritic soils and biotite and amphibole bearing gneisses that weather to red laterite and canga. Within a lowland area of the concession, an outcrop of amphibole bearing granitic gneiss was observed in a river crossing.
On a regional scale, north-west to south-east striking faults and dykes are interpreted as crossing and displacing an iron formation on Jideh Mountain.
The main economic focus of the Putu Project is an itabarite that runs along a central strip of Jideh Mountain. The itabarite is exposed as sporadic outcrops that exhibit steep to vertical dips with a general, but non-consistent north east strike.
Ghi Mountain, to the northwest of Jideh, has very little outcrop with iron cap boulders to a deeply weathered Limonitic soil being prevalent.
Jideh Mountain has been interpreted as a tight, steeply dipping syncline. The surface material is flagged as a soft ore approximately 30 m thick that overlays an itabarite transition zone that presumably increases in competency and decreases in surficial weathering with depth. The bulk of the formation below the weathered and transition zones is interpreted as a magnetite itabarite with the lower and western portion being interpreted as a hematite itabarite.
More recent drilling information collected by PIOM along with detailed structural and geological investigations on the drill core and outcrops, appear to support this synclinal structural model, and exhibit the amphibolite facies metamorphism during deformation of the Putu area. The synformal structure also accounts for the vast majority of itabarite belts located in Sierra Leone, Liberia and Guinea.

Faulting is present and can be seen in the adits to post-date, cross-cut and offset the itabarite iron ore formation, but due to limited information, their displacements are not yet fully understood.
Itabarite iron orebodies found in Brazil comprise of numerous mineralogical phases including martite rich, goethite rich, specularite rich, magnetite rich and amphibole rich itabarite. The itabarite varies in Fe content from 30% to greater than 60% with high grade haematite ores (>60% Fe) being produced from supergene and tectono-metamorphic transformations of the itabarite.
Mineralisation
          Itabarite
Itabarite was first discovered in Itabria, in Brazil. Here, the itabarites are the source of some of the world’s largest iron ore deposits. The Liberian itabarite locations are believed to be part of a related tectonic system to those in Brazil and, as such, provide an adequate starter point for a geological setting and interpretation. This does not, however, provide any indication as to the economic potential of the Putu range.
Itabarite is a metamorphosed banded iron formation commonly composed of magnetite and/or haematite that is laminated or layered with silica, commonly in the form of chert, jasper or quartz. Geochemical weathering and transformation of the itabarites to high grade haematite ores results in the removal of the siliceous facies material. The resultant ore can be further classified by its hardness, being hard, friable or soft.
There appears to be three main zones within the itabarite, a weathered cap comprising laterite, limonite, goethite and haematite, followed by transitional/less-altered haematite itabarite, followed by magnetite itabarite.
          Liberian Itabarite Ore Deposits
The Putu Range has been most likened to BMC’s Bong Mine situated in the Bong County, approximately 80 km to the north east of Monrovia.
The Bong Mine consists of basement Precambrian gneisses intruded by pegmatites. The principal rock types in the Bong formation are banded itabarites, hornblende schist and mica schists. The formation is the remnants of a series of synclines and anticlines and is believed to be of sedimentary origin. The sequence is intruded by a series of pegmatite dykes. A generalised cross section of the Bong Mine is shown below. The Bong deposit assayed between 38% and 42% Fe and quartz was the principal gangue mineral.

          Figure 7: Generalised Geological Cross Section of the Bong Mine
          Mineralogy of the Putu Itabarite
In August 2006, Peter W. Scott Ltd. (“Scott”) conducted mineralogy testwork on 15 samples from the Jideh Mountain deposit. These comprised of six trench samples (PUTR 1-6) and 9 grab samples (POCR 1-9). The mineralogy was determined through transmitted and reflected light optical microscopy, supported by X-ray diffraction and scanning electron microscopy with energy dispersive analysis.
Scott concluded that the main iron bearing minerals were haematite and goethite with magnetite appearing as a relict mineral. The grab and trench samples chosen for this testwork were mainly high grade samples >60% Fe. It is therefore a reasonable assumption that the samples are not indicative of primary to transitional itabarite. Sample POCR6 was the only sample used in the study that was taken from a primary itabarite outcrop. This sample has an assay of 41% Fe and is comprised of 50% quartz, 45% magnetite and only 5% haematite.
More recent grab samples have been composited to allow beneficiation testwork and mineralogy studies to be undertaken in India. This composite sample should be representative of those collected during the recent exploration activities.
          Weathered Mineralisation
The ground surface in the Putu area has been subject to extensive lateritic weathering. During this process, magnetite assumed to comprise the dominant ferruginous mineral in the fresh itabarite has been altered to martite, haematite and other ferruginous oxides and hydrated oxides that are less to much less magnetic than magnetite. On the ridgeline of Jideh Mountain, ferruginous hardcap (canga) comprising re-precipitated ferruginous hydrated oxides has also formed.
PIOM geologists interpret all of the haematite observed to date as weathering products of the magnetite itabarite, including haematite logged as un-weathered and found at considerable depths from surface whose weathering depth was explained by a fault zone.
Exploration and Drilling
          LAMCO Exploration and Drilling (1955-57)
LAMCO’s exploration comprised grab sampling, drilling and surface trenching.

Fourteen surface grab samples were taken along the ridge of Jideh Mountain. Grades ranged from 42% Fe to 65% Fe. Sampling concluded that drilling and geological mapping should be undertaken, although the random nature of the location of the high grade samples indicated that high grade zones were not in one continuous patch.
At least 469 m of trenching was completed across the Putu Range, however this work is reported to have been discontinued due to the discovery of the large high grade Mount Nimba deposit to the north of Liberia.
Drilling logs dated at 1955 and 1956 were discovered recently in Monrovia. The key information from these is summarised below. Unfortunately, no survey data has been retrieved for the drillhole collars or drillholes traces. It is also unclear if the noted Fe% are true assays or logging estimates.
The drill holes provide useful information as to the nature of the itabarite within the Putu Range. It is also reasonable to say that the drilling was undertaken on the Jideh Mountain portion of the range. It is, however, impossible to relate the results of this drilling to any meaningful resource estimate or decision making process as to the true nature of Jideh Mountain due to the lack of information regarding the drillhole locations. It does seem clear from the drill logs that problems were encountered in terms of core recovery. This may indicate soft zones of internal waste such as layers of soft clayey weathered amphibolites or, indeed, patches of soft high grade iron ore. Assay results from the drilling indicate that grades varying between approximately 40% Fe to up to 66% Fe are likely to be intersected although high grade material was only intersected at relatively shallow depths.
          BMC / DELIMCO Exploration, Drilling and Technical Studies (1968-72)
          Exploration
Between 1968 and 1970, BMC and DELIMCO conducted geological mapping on a 1:2,000 scale and excavated a total of 6,142 m of trenches. This included the rehabilitation of 469 m of the old LAMCO trenches.
In addition to this, six drill holes were completed over two drill campaigns. This is reported to have totalled 1,791 m but, to date, no logs or assay results have been discovered. It also seems likely that DELIMCO drifted the adit during this period of work.
It is unlikely that a second adit was excavated within Jideh Mountain. Reconnaissance undertaken during recent activities would more than likely have discovered such an excavation.
          Historical Tonnage and Grade Estimates
It was during this phase of exploration that the first resource estimate was published for the Putu range.
Possible geological reserves can be translated to an inferred resource classification, but it should be noted that resources and reserves of this age are loosely defined compared to modern reporting codes. 75% of the resource was classified as a magnetite itabarite, with a total resource of 508 Mt at a grade of 41% Fe. Of this, 348 Mt was considered extractable. The extractable reserves were limited to the magnetite itabarite with the remaining ore types flagged as waste.

In 1972, DELIMCO applied for a mining licence for the Putu Range, stating that exploration duties carried out on the licence included drilling, the driving of an adit and the execution of beneficiation tests. It also quotes a resource of 500 Mt and a grade of about 39% Fe.
          Mano’s Exploration (2005-present)
Since 2005, PIOM has concentrated its exploration on grab sampling, trench sampling, re-sampling the old exploration adit and diamond drilling. This section summarises this exploration work.
          Grab Sampling-Jideh Mountain
PIOM has undertaken a comprehensive grab sampling programme that comprises some 150 samples, covering a strike length of over 5 km of the Jideh Mountain. Samples have generally been collected along access roads and tracks that were cleared from previous exploration phases. Where an outcrop is identified off the main cleared tracks, samples have also been collected.
During a site visit undertaken by Howard Baker of SRK in 2007, a large proportion of the sample locations were observed. PIOM has marked each sample spot with either an aluminium tag, or labelled a covered strip of flagging on the nearest tree.
On visual analysis, the grab samples appear to be of itabarites at different alteration states. Fresh itabarite with laminated quartz is found a short traverse from highly altered haematite dominant itabarite. The hardness of the samples also appears to vary greatly.
The grab sample database shows an average grade in excess of 50% Fe, and it is clear from the grab sample results the main contaminant is silica with all other typical iron ore contaminants being within reasonable limits. Spikes of elevated phosphorous and manganese are present, but these are limited to a handful of samples. The Fe% values for the grab samples show distinct grade populations, which appears to relate to the degree of weathering, with higher Fe% relating to higher degrees of weathering.
The majority of the grab samples relate to altered itabarite, with a mean Fe% in excess of 60%, with the remainder comprising moderately altered itabarite averaging approximately 45% Fe.
The entire length of the sampled portion of Jideh Mountain was walked during the site visit, and SRK believes that the outcrop grab samples have not been preferentially sampled for high grade or altered itabarite. Outcrop on Jideh Mountain is sparse and a sample has been collected whenever an outcrop is discovered. It should also be noted that the altered itabarite is generally softer than the transitional itabarite and as such would be less resistant to weathering and less likely to appear in outcrop.
None of the grab samples are considered to be of sufficient quality for use in future resource estimation.
          Grab Sampling: Other Exploration areas
In addition to the exploration of Jideh Mountain, limited exploration has also been undertaken on Montroh and Ghi Mountain.

          Montroh Mountain
At the time of the site visit in 2007, five grab samples had been collected with an average Fe% of 45. SRK did not visit Montroh Mountain during the site visit in 2007.
An aeromagnetic anomaly map does show the continuation of an anomaly to the north-east of Jideh Mountain and indicates the potential for a magnetic source.
          Ghi Mountain
Unlike Jideh and Montroh Mountains, Ghi Mountain shows no sign of a magnetic anomaly. Ghi Mountain is a topographically lower and broader range that displays deep tropical weathering with very little outcrop. The surface of Ghi Mountain consists of isolated boulders of hard iron cap rock and a deep yellow limonitic soil. The iron cap rock shows no remnants of itabarite and is non magnetic. Minor amounts of outcrop were discovered on a traverse of Ghi Mountain. These consisted of a very hard, smokey blue quartzite and a sulphide bearing hard and heavy amphibole lithology, possibly a mylonite. It is worth mentioning that artisan workers are exploiting alluvial gold close to Ghi Mountain.
To date, PIOM has collected 30 grab samples from Ghi Mountain, which shows a mean Fe% of 39%.
From the traverse undertaken, the results of the grab samples and the lack of any magnetic anomaly for Ghi Mountain, it is the opinion of SRK that iron bearing formations are unlikely to be discovered on Ghi Mountain. The relatively high Fe% of 39.3% for Ghi Mountain is believed to be associated with a typical weathering profile for tropical Archaean terrains.
          Trench Sampling
In addition to the grab sample program, PIOM has been conducting sampling on the trenches that were excavated by LAMCO and the BMC / DELIMCO collaboration. It is reported that over 6 km of trenches were excavated during these campaigns. The sampled trenches are located in the northern half of the main project area and have been excavated heading down slope from the crest of the ridge. Many of the trenches are cut into lateritic Fe soils and snake around boulders of Fe cap rock. A number of the trenches are however cut into similar material that is exposed in the adit.
At the time of the 2007 site visit, PIOM had sampled 17 of the trenches for a total of 34 samples. It is the understanding of SRK that samples were collected as grabs at regular intervals along the face. This was composited to form the trench sample. Where the trench is split into numerous sections due to excavation constraints, such as boulders, the portion of the trench has been given a letter to allow identification of the section. The results of Trench samples for Fe, show a mean grade of some 60% Fe, with a relatively high LOI of some 6%, which does not indicate surface weathering processes.
          Adit Re-sampling
The adit entrance is located towards the southern end of Jideh Mountain at the 580RL.
At the time of the site visit in 2007, the adit was cleared and timbered up to a length of approximately 30 m. Sampling of the adit has been carried out in 2 m face samples of the southern wall. At 30 m, the adit has collapsed in a zone of soft material. The adit length as of 2009 is some 207 m.

The adit has exposed a steeply dipping, friable and biscuity material in the adit entrance. Little or no quartz is seen in the face. The material is weakly magnetic and believed to be a haematite dominant ore with minor magnetite. The results show a general decrease in Fe% towards the end of the adit where a more primary itabarite is exposed. However, a grab sample of the collapsed material at the extreme western end of the adit returned a grade of 60.7% Fe. The extent of this softer, high grade material is currently unknown.
The exploration adit shows a transition from altered itabarite to more primary itabarite. It then appears to hit a highly weathered high grade material of unknown thickness. This transition from altered to primary itabarite is similar in characterisation of the cross section interpreted by DELIMCO.
Three samples collected from the Adit have been tested at the State Federal Unitary Enterprise Fedorovskii All_Russia Scientific Research Institute of Mineral Resources in Moscow in 2008.
          Diamond drilling
In 2008, PIOM commenced a diamond drilling programme focused on a higher grade anomaly identified from previous exploration.
The drilling consisted of 11 diamond drill holes, for a total of 3,957 m, with an average length of the drillholes of some 360 m.
The drilling was completed by drilling contractors using triple-tube wireline drilling methodologies, drilling the upper levels of the holes through the weathered material at HQ diameter (64 mm core diameter), and the fresher rock at NQ diameter (47 mm core diameter). The average core recovery is in excess of 90%, with only minor core losses reported due to rod changes, open fractures and highly weathered material.
Sampling and Analysis
          Drill Core Sampling
Regular samples are collected of approximately 2 m length where iron mineralisation is seen or indicated by magnetic susceptibility or lithological contacts following geological logging. The sample intervals are marked on the core where possible. For unconsolidated material, the interval is marked on the core box and pink fluorescent interval markers are inserted. The drillhole number, date, sample interval, brief geological description and geologist’s name are recorded in a sample ticket book.
A line is drawn along the length of the core to indicate where it must be cut. This line is at 90º to the predominant structure so that each cut half of the core will be a mirror image.
The core is then transferred to the core saw shed for cutting. Splitting is done using spoons or trowels on unconsolidated material with half the diameter of the sample being removed for preparation and analysis. Solid core is sawn in half and each sample interval is put in a plastic bag, a sample ticket is put in with the sample and a duplicate ticket rolled in the bag neck closure before stapling shut. The bag is labelled using a marker pen with the project name, drillhole number, sample number and date. Five samples are bagged in a rice sack for transport.
In total, some 1,686 individual samples were collected and sent for preparation and analysis from all of the drill holes.

          Analytical Quality Control and Quality Assurance (QAQC) Measures
In general, PIOM’s Quality Assurance-Quality Control (“QAQC”) programme involves the use of blanks and certified standards for one in ten samples and this is in addition to OMAC Labratories’ own QAQC which involves batches of 50 samples consisting of 44 samples plus certified reference material plus blank plus four duplicate samples (this however is not independent, blind QAQC).
          Blanks
Blank samples are inserted between each major mineralogical or lithological unit. These samples consist of barren silicate/feldspar river sand. This blank material will be collected from the same source for the life of the project. Each blank is given an individual number, bagged and sent for assay.
          Duplicates
Duplicate samples are taken every 20 samples. The core is cut in half and one of these halves is cut in quarters. Each quarter is given an individual number, bagged and sent for assay.
          Summary on QAQC
SRK believes that the results of the QAQC programme show no real issues with regards to repeatability of replicate or duplicate samples, and do not indicate any problems. SRK considers the QAQC to be adequate for the project stage, with the exception of there being no external duplicate analysis or any certified reference material (Standards) submitted.
SRK recommends a more robust QAQC programme with specific protocols to be developed for any future exploration of the deposit, with re-analysis using a third-party laboratory to fill in gaps in the current QAQC data.
Data Verification
          General Verification
As the project is still in fairly early stage exploration, and Mano has not been through any due-diligence exercises, there is limited information to verify the current data used to estimate the mineral resource.
SRK’s own verification procedures have comprised:
•	two visits to the Putu Project in 2007 and 2009 to review the drilling and sampling procedures, also to see first-hand some example mineralisation outcrops, re-sampled trenches and adits and the remaining half-core for all drillholes;

•	discussions with the project geologists and PIOM staff working on the Putu Project.

•	a visit to the Monrovia sample preparation facilities; and

•	a thorough review of the Putu Project database in conjunction with the original data files and laboratory certificates.

     Electronic Database
All of the electronic data collected by PIOM is stored in a secure Microsoft Access database system, and checked and validated manually and using Geosoft’s Target software.
The majority of the verification procedures carried out by SRK on the electronic database have confirmed the integrity of the data in the database.
The database was also checked for errors, and if identified, were checked with PIOM staff and adjustments made where necessary.
          Security of Samples
PIOM makes every practicable effort to ensure that sampling of all core is logged, labelled and photographed prior to arrival at the Alex Stewart laboratory in Monrovia. After preparation, the samples are couriered in batches to the OMAC Laboratories in Ireland. Samples are then stored by the laboratories post-assaying to ensure that future reconciliation and referencing can take place.
Mineral Resource Estimate
In the model constructed by SRK, covering a strike length of 2.6km, SRK has reported an Inferred Mineral Resource of 126 Mt of Oxidised Banded Iron Formation (“CAP”) material with a grade of 43.9% Fe, 283 Mt of Haematite Banded Iron Formation (“HBIF”) at 34.3% Fe, and 668 Mt of Magnatite Banded Iron Formation (“MBIF”) at 37.8% Fe which is show in Table 3 below.
          Table 3: Putu Project Mineral Resource Statement

		Tonnes	Fe	Al2O3	SiO2	P2O5	LOI
Category	Material	(Mt)	(%)	(%)	(%)	(%)	(%)
Inferred	CAP	126	43.9	7.7	21.4	0.32	6.4
	HBIF	283	34.3	1.8	42.3	0.17	1.7
	MBIF	668	37.8	0.5	40.8	0.18	0.0

*	Reported above 300RL at zero cut-off grade, with no pit shell, as of July 20, 2009.
SRK has reported all the cap material, haematite itabirite, and magnetite itabirite contained within the geological model and above an elevation of 300RL. SRK has not applied any economic cut-off grades or mining criteria. SRK considers all of this material to have reasonable prospect of economic extraction given appropriate economic and technical considerations.
Upcoming Exploration Programme
The following exploration activities are planned for the second half of 2009:
•	7,140 m of diamond drilling planned at Mt Jideh that will comprise the collection of 320 m for metallurgical testing, 2,150 m to test the material at depth 4,670 m for resource delineation.

•	5,692 line km airborne survey in the existing concession area and an additional 77 km2 to the east plus ground magnetic profiles to compliment the deep drilling results.

•	The continuation of exploration support infrastructure for the Petroken camp.

Diamonds
Mano’s diamond exploration is undertaken by its subsidiary, Stellar, which is 59.6% owned by Mano. Stellar is currently focusing on two key development properties:
1.	the Kono project in Sierra Leone (“Kono Project”), and

2.	the Mandala project in Guinea (“Mandala Project”).
Kono Project
Information in this section of a scientific or technical nature is based upon the technical report titled “National Instrument 43-101 Technical Report Prepared on Diamond Exploration Properties in Liberia and Sierra Leone” dated April 28, 2008, as amended on December 10, 2008 (the “SL Diamond Technical Report”) prepared by Paul Sobie and Ian McGeorge of MPH Consulting Limited (“MPH”) who are “Qualified Persons” as such term is defined in NI 43-101 and who are independent of Mano and Stellar. The SL Diamond Technical Report has been filed with the securities regulatory authorities in British Columbia and Alberta. Information in this section arising subsequent to the date of the SL Diamond Technical Report regarding the development of the Kono Project is provided by the management of Stellar under the supervision of Karl Smithson, CEO of Stellar, a “Qualified Person”. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the SL Diamond Technical Report which is available for review on SEDAR located at www.sedar.com.
Project Description and Location
The Kono Project comprises two exclusive exploration licences (“EXPL’s 03/05 and 04/05”) issued on February 1, 2005 and renewed on February 1, 2009 for a one year period expiring on January 31, 2010 which cover a total area of 207km2 in the Koidu diamond mining district in eastern Sierra Leone and give exclusive exploration rights to Stellar for three years from the date of issuance of the licences and are renewable for up to four years. A joint venture agreement for the development of a number of kimberlite dykes was originally signed with Crown Diamonds Limited (“Crown”), now Petra Diamonds Limited (“Petra”), following Petra’s merger with Crown. Currently, the exploration licences are held by joint venture company Basama Diamonds Limited, which was formed by Mano and Petra where Petra holds a 51% interest and Stellar holds a 49% interest.
Diamonds produced from a mining lease attract an export tax of 5% of their value as determined by the Gold and Diamond Department in Sierra Leone. MPH is not aware of any existing environmental liabilities on the Kono property. In addition, based on information provided by Stellar, MPH accepts that all necessary permits have been obtained by Stellar.

          Figure 8: Location of the Kono Project
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Republic of Sierra Leone is a former British colony and protectorate which became independent in 1961. The country lies immediately northwest of Liberia with the border partially defined by the Mano River. It has an area of 71,740 km2 which supports a population of 5.3 million.
The infrastructure of Sierra Leone was badly damaged by years of civil conflict, and is generally in bad condition, although slowly being restored. Public electricity and water supplies are rare, roads are poorly maintained and railways no longer function. Fixed line telephone services are limited to the capital cities of both countries but there is quite widespread and dependable cellular phone coverage.
The Kono Project is located 250 km due east of the capital, Freetown, from which it can be reached by fair all weather roads. Access to the Kono EXPLs from the adjacent town of Koidu is good throughout the year.
The climate in Kono area is tropical, with a high mean annual temperature of about 25° Celsius and high mean annual rainfall (approximately 3,150 mm/annum in Sierra Leone). Most of the rainfall occurs during the rainy season from May to October, when temperatures are slightly lower than during the dry season. The average maximum and minimum temperatures are 32° and 19° Celsius respectively.
The topographic elevation in Kono ranges from over 700 metres above mean sea level in the Nimini Mountain range to the west of the properties to around 300m in the remainder of the properties which are lower lying and undulating, but with isolated protruding granitic hills. The drainage is mostly affected by past and current artisanal and mechanized mining, with abundant swamps in areas where drainage has stagnated or been cut off from its natural channels.

History
The mining sector in Sierra Leone is dominated by diamond mining, which is the main source of foreign exchange to the economy. About 90% of Sierra Leone’s diamonds are produced by artisans.
Diamonds were first discovered in Sierra Leone in 1930 when the British Geological Survey found alluvial diamonds in the Koidu area. A monopoly concession for the mining of these diamonds was awarded to the British company Selection Trust, operating as Sierra Leone Selection Trust (“SLST”). SLST carried out mechanized mining of alluvial deposits in the Moinde and other rivers in the areas, with ore being treated at a plant in the town of Yengema. SLST discovered the small Koidu 1 and 2 kimberlite pipes in 1948, which were worked to shallow depths along with the Dyke-A system between them. It is not clear when the Kono dykes were first recognized, but they have been known for some time.
SLST was nationalized in 1985 to become the National Diamond Mining Company. In 1997 Koidu fell to rebels of the RUF (Revolutionary United Front) and organized diamond mining and exploration ceased.
Legal mining in the Koidu area re-started in 2002 following the end of hostilities and the disarming of the RUF. At present the Koidu 1 and 2 pipes, adjacent to the Kono EXPLs, are being mined by Koidu Holdings Limited (“KHL”), which has developed a modern vertical pit mine on Pipe 1 and conventional open pit mine on Pipe 2. This is the only commercial kimberlite mining operation in the country. In 2004, KHL exported 79,000 ct worth USD13.8M, and in 2005 the value of exports rose to USD22.5M at a reported average price of over USD230/ct. The latest set of production results for 2006 state some 112,902 carats of diamond were produced at an average value of USD233/ct.
There are very extensive artisanal workings in the Kono area, which remain poorly regulated.
Sierra Leone is well known for the quality of its diamonds and for the recovery of occasional large stones of very high value. The third largest diamond in the world, the 969.8 ct “Star of Sierra Leone” was discovered in February 1972 in Kono. In 1996, two diamonds, one of 188 ct and the other 283 ct, were found in Kono.
Diamond production in Sierra Leone reached a peak of around 2 million carats per year in 1970, but has declined since. From 1997 to 2002 diamond production was seriously disrupted, but is recovering strongly. Official diamond exports for 2006 were 603,566 ct worth USD125,304,842 an average value of USD207.61/ct. It is accepted that considerable smuggling of diamonds out of Sierra Leone continues, thus actual production is likely to be greater than this figure.
Geological Setting
          Regional and Local Geology
The Kono properties lie on the Man Craton of West Africa. Known kimberlites within the craton are the Banankoro, Bouro and Droujba clusters in southeastern Guinea, the Koidu and Tongo clusters in Sierra Leone, and the Weasua, Kumgbo and Mano Godua clusters of western Liberia. Age provinces within the eastern Man Craton trend NNE-SSW and young from west to east. The oldest province, in Sierra Leone, is the Leonean (2.95 – 3.2 Ga), succeeded by the Liberian (~2.7 Ga) and the Eburnean (~2.0 Ga). All of Stellar’s concessions lie in Leonean or Liberian terrain. The Leonean/Liberian rocks consist of tonalite-trondhjemite-granodiorite gneisses which underlie about 65% of the area, and enclose greenstone belt relics and metasedimentary rocks including schists, iron formations and quartzites. Ultramafic and amphibolite schists are also known. The margins of the greenstone belts are intruded by younger (~2.7 – 2.8 Ga) granites. The Leonean rocks make up typical Archaean granite – greenstone terrain. The Liberian rocks display the very high metamorphic grades (up to granulite facies) typical of Neoarchaean mobile belts.
A Pan-African age (~550 Ma) mobile belt trends parallel to the coast in Sierra Leone and Liberia, truncating the older rocks.
Some of the major rivers in the region, which flow NNE-SSW at right angles to the coast, are deduced to be fault controlled. The Lofa River, Liberia, follows a major shear zone (the Lofa Shear) separating granitic gneiss to the southeast from more leucocratic gneiss to the northwest. Local control of drainages by small faults is evident.
There are quite numerous Jurassic age dolerite dykes trending northeast – southwest parallel to the coast.
The kimberlites of the Man Craton include three Jurassic aged clusters in Guinea, two Jurassic age clusters in Sierra Leone, and two clusters of unknown age in Liberia. Three of the Weasua kimberlites in Liberia have recently been dated at ~800 Ma. The Koidu kimberlites in Sierra Leone are dated at 146 Ma.
          Property Geology
The Kono properties are in Leonean granite – greenstone terrain. The topography is often dominated by granite tors and may be quite severe. Relics of metasedimentary rocks and mafic schists are found within the granitic gneiss. Structural control of drainage patterns is very evident in the Kono area, some of which also control kimberlite emplacement along a roughly east-west and northeast-southwest trend.
Exploration
In 2002 to 2004 Mano undertook a detailed stream and soil sampling exercise in order to identify areas of potential kimberlite location and diamond mineralisation. Through this work and field mapping some 10 kimberlite dykes, named Lion-1 to Lion-10 and having a total strike length of over 17 km, were identified (“Lion Dykes”). The Lion Dykes are typically narrow, less than 1 m, and where weathered they have been mined to depths of several meters. Generally, however, the artisans work ground adjacent to the Lion Dykes.
Mano initially took samples from the Lion Dykes for indicator mineral chemistry, and processed one ton samples by hand, as discussed below, proving the dykes to be diamondiferous.
Once the JV with Crown/Petra was established, and on the basis of the Mano exploration results, it was decided to undertake bulk sampling of a number of kimberlite dykes by means of shaft sinking to 30m depth and development drives along the kimberlite strike in order to determine initial diamond grade and value. Bulk sampling has been focussed on two shafts, Pol-K and Bardu, due to the good results yielded.
          Pol-K Shaft
At Pol-K the first trial mining stopes have been opened at the 65 m level below surface (Level 1). The shaft is currently at 85 m below surface and once it reaches a depth of 95m the second level of stope faces will be opened up. At the 30 m level an advance drive was opened up and the dyke traced for 173 m in the south west direction and 94 m in the north east direction. The kimberlite keeps a relatively consistent width of between 60 cm and 70cm.
Based on the presence of artisanal diamond mining, surface mapping and IKONOS satellite imagery the Pol-K kimberlite is estimated to have a strike length in excess of 5 km, so there is considerable scope for the sinking of additional shafts.
The in-situ grade of Pol-K has consistently been around 65cpht. Taking into consideration the mining dilution the “run of mine” grade has ranged between 30cpht and 40cpht. The largest diamond produced from Pol-K weigh 11.95, 11.45 and 10.55 carats.
Mining of the south west stope on Level 1 has been successful in confirming the continuity of the kimberlite and its attitude in the third dimension. The kimberlite breaks cleanly from the stope face so dilution has been well controlled.
The north east stope, however, has experienced stability problems due to the kimberlite being relatively more decomposed than the south west and a decision was recently taken to close this area for safety reasons. With depth the kimberlite and host rock will be more competent and stability should improve as a result.
The knowledge gained from this first trial stope mining has been invaluable to the future planning of the project. Information has been gained on the behaviour of the kimberlite underground, the costs of development and mining, the achievable rate of mining advance as well as health and safety issues.
          Bardu Shaft
The Bardu shaft is currently at a depth of 45 m. The width of the fissure is relatively consistent at 90 cm to 100 cm, though at 100 m to the south west of the shaft the kimberlite opened to a width of 3m representing a localized swell. This narrowed to 1.5 m at 115m from the shaft where the current development drive reached.
The grade of Bardu ran at approximately 65cpht to 75cpht. However, the swell has yielded significantly higher grades at 140cpht with better quality diamonds being clearly evident. This is a new kimberlite zone which requires further development to assess its continuity. The largest diamonds from Bardu to date weigh 4.4, 2.90 and 2.65 carats.
Mineralisation
The kimberlites at Kono are mineralised with diamond in varying amounts and of varying quality.
The Lion Dykes trend ENE, with the exception of Lion-2 which trends NNE (020°). Lion-2 also has a somewhat different mineral composition to most of the others, being ilmenite poor whereas in the others ilmenite is abundant. The other ilmenite poor dyke is Lion-3, which may possibly join with Lion-2. Mineral chemistry is available for the Lion-1, Lion-2, Lion-3 and Lion-4 dykes. These dykes have excellent indicator mineral chemistry from both a diamond prospectivity, and preservation perspective. No mineral chemistry is available for Lion-5.
Petrography is available for samples of float collected close to the Lion Dykes. The dyke samples are rated as of moderate to high interest.
No microdiamond samples were taken from the Lion Dykes. Initially, Mano took samples of approximately one tonne. Samples of softfriable kimberlite were wet sieved to +0.71 mm,

hand jigged, and diamonds picked by eye from the concentrates. These results should not be regarded as quantitative, but serve to prove that the dykes are diamond bearing at the sites sampled.
Drilling and Bulk Sampling
No surface drilling has been undertaken on the Kono Project. Bulk sampling has been by means of underground trial mining which has yielded the necessary tonnage on which to make a grade and value assessment, something which narrow core drilling would not have been able to do.
Trenching and shaft sinking commenced in 2006. The shaft sites were selected after examination of artisanal workings and the digging of thirty trenches to expose the kimberlite dykes. The trenches are sited based on various sources of information including previous work by Mano, “Quick Bird” images and artisanal activity. They were dug by manual labour and constructed using benches to reach final depths of 6-13 m in the decomposed rock. The water table in the area is at 6-7 m. The kimberlite samples obtained were very weathered and contaminated.
The shafts, which are 4 m x 2 m, are sunk on kimberlite, and a 5 m shaft pillar left in place before development is initiated in both directions along the dyke away from the shaft. The development then follows the dyke, by means of fissure drives, which have a width of 1.5 m and height of 2.5 m. All rock is brought to surface in (nominal) one tonne skips, whilst man access is by ladderways. At the shaft head, the larger blocks of waste are removed from the ore by hand. The dyke width is regularly measured on the face to provide an estimation of dilution.
The tonnage mined (“run of mine”) is calculated by counting the number of tonne skips. This is reconciled with the cubic metres mined as measured underground, with a tonnage factor of 2.65 applied. The proportion of in situ kimberlite to waste is estimated by measuring the width of the dyke in the development end, and a correction applied to the run-of-mine tonnage to give tonnes of “in-situ fissure”.
All trial mining temporarily ceased as of May 2009 given management’s assessment of market conditions.
Sampling, Analysis and Security
Underground bulk sampling has been conducted by means of sinking shafts to an initial depth of 30 m below surface followed by development drives along the strike of the kimberlite. The ore is blasted in a 2.5m x 1.5m face from the development drives and all ore and waste rock loaded onto 1 ton skips on rails and hoisted to the surface by winches. Trial mining by stope face underhand on reef development at the Pol-K kimberlite has been conducted at a depth of between 65 m and 35 m underground. The stope width is maintained as close as possible to 80 cm, with the kimberlite dyke being on average 60 cm in width. The stope face is blasted and cleaned every day and the ore collected from draw points at the foot of the stope face before being winched to surface in the skips.
The ore is then stockpiled and trucked to a central processing plant which was established in June 2006.
The key features of the plant are as follows;
•	Ore is hauled to pads where it is stockpiled by shaft, with each two meters of development being piled separately.

•	The ore is passed through 300 mm grid into a feed bin, from which it is taken by conveyor to a 35 mm trommel screen. The oversize from this screen goes along a picking belt, where waste is removed by hand under geological supervision. This material then passes to the primary jaw crusher, which is set at 400 mm. The undersize is washed and passed over a 0.8 mm screen, with -0.8 mm going to slimes.

•	The +0.8 mm -35 mm material goes to a 30 mm scalping screen, and the oversize sent to the secondary cone crusher.

•	The -30 mm material is fed into the DMS plant, which has an effective capacity of 22 – 24 tph.

•	The DMS lights go to a tertiary Hazemag crusher set to 6 mm, with the -6 mm being sent to slimes, and the balance re-treated through the DMS.
Final recovery is by means of grease tables. The DMS concentrate is classified into +15 mm and -15 mm fractions, which are fed to separate grease tables. The grease table products are passed through a magnetic separator, before the diamonds are recovered by hand-picking. The grease table rejects, or “bantams”, are passed over the grease a second time. Diamond recovery is done in the presence of two approved senior joint venture staff and the Government Mines Monitoring Officer. Diamonds are placed in safes within a strong room within the final recovery unit. The strong room has two keys, one of which is held by an approved joint venture staff member, the other by the Government Mines Monitoring officer.
The project has 24 hour security at all areas considered to be at risk, including the plant, shaft areas and underground. There is an internal reconciliation process between what tonnage has been mined underground and what has been processed through the plant so that the grade can be calculated as accurately as possible.
Mineral Resource Estimate
To date, no NI 43-101 compliant resource has been established for the Kono Project.
Exploration and Development
Due to the state of diamond demand and prices, the Kono Project is currently under temporary care and maintenance until management of Stellar and Petra believe that the Kono Project can be economically viable.
Mandala Project
Information in this section of a scientific or technical nature is based upon the technical report titled “National Instrument 43-101 Technical Report Prepared on the Diamond Mining & Exploration Properties in Guinea, West Africa” dated April 28, 2008 (the “Guinea Diamond Technical Report”) prepared by Peter Walker and Paul Sobie of MPH who are “Qualified Persons” as such term is defined in NI 43-101 and who are independent of Mano and Stellar. The Guinea Diamond Technical Report has been filed with the securities regulatory authorities in British Columbia and Alberta. Information in this section arising subsequent to the date of the Guinea Diamond Technical Report regarding the development of the Mandala Project is provided by the management of Stellar under the supervision of Karl Smithson, CEO of Stellar, a “Qualified Person”. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Reference should be made to the full text of the Guinea Diamond Technical Report which is available for review on SEDAR located at www.sedar.com.
Project Description and Location
The Mandala permit is a semi-industrial alluvial diamond exploitation permit covering an area of 14 km2 which was originally granted by the Ministry of Mines and Geology of the Republic of Guinea dated April 20, 2000 in favour of Mrs. Watta Kandé and Mrs. Marie Mansaré (the “Previous Holders”). The permit was renewed on July 14, 2005 for a further five years.
In September 2008, the permit was re-issued in the name of Ressources Mandala Guinée (“RMG”), a 100% owned subsidiary company of Stellar. The permit has a five year tenure and is renewable for a further five years on condition that the permit is being exploited. There are no environmental conditions associated with semi-industrial exploitation permits; however Stellar has completed an environmental impact assessment study in anticipation of applying for a mining lease in the future.
The Previous Holders remain entitled to a 15% net profit interest once all capital and operating costs have been recouped from project revenues. RMG has the option to purchase, at any time, the remaining 15% net profit interest from the Previous Holders at fair market value, and the Previous Holders have reciprocal rights. A government royalty of 3% is applicable to the permit.
The Mandala Project is located in the Kérouané prefecture of south east Guinea and are reached via some 900 km of tarred road from the capital, Conakry, to the nearest large town, Macenta. From Macenta it is 28 km via a secondary gravel road to Kabakoro village followed by a 17 km road to the Mandala campsite. The road from Macenta to Mandala has been upgraded by RMG and access by two wheel drive vehicles is possible.

          Figure 9: Location of the Mandala Project
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Mandala Project is accessible at all times of the year. The 850 km of mostly tar road from Conakry to Macenta is in generally good condition and the 50 km from Macenta to Mandala has been upgraded by Stellar so that light vehicle access is possible at all times.
The climate is tropical and generally hot and humid with annual rainfall of some 2,000mm. The local rivers may rise 2 to 4 m during a heavy rainstorm. The monsoonal-type rainy season extends from June to November with southwesterly winds. The dry season is from December to May, with dry, harmattan winds from the northeast. The daily temperature ranges between 28 C° – 32 C° maxima and 17 C° – 19 C° minima.
The vegetation in the vicinity of the Mandala Project is influenced by the 800 m elevation and is typically tropical savannah with gallery forest in the river valleys.
Although the Mandala area is rural and under-developed, the area has a long history of mining activities and there is an adequate supply of well-trained local personnel to provide the required labour for the mining and metallurgical processing activities. Unskilled and semi-skilled labour is plentiful and is drawn from the local communities. Skilled equipment operators and mechanics are readily available in the greater mining district. Access to spare parts, engineering services and other specialized services is reasonably good and can either be sourced in Macenta, N’zerekore, Banankoro or Kérouané or obtained by airfreight from Conakry. Diesel fuel can be trucked in by tanker on a regular basis from the fuel depot in Macenta. At the Mandala Project the camp-site has adequate accommodation. Domestic electricity is supplied by a 100 KVA diesel-powered generator and domestic water is pumped from a well. Skilled staff and security staff are housed on site in brick and plaster huts, while unskilled labour all live in the local village.
The topography is hilly in the vicinity of the Mandala Project, with occasional outcrops of dolerite and granite forming rounded steep-sided hills between 50 m and 100 m above the general elevation of the valleys. The river valleys are not deeply incised with flood plains extending some 25 m to 50 m from the normal banks and the lower terraces, marked by a 2m rise in elevation, extending for a further 100 m to 200 m. The rivers are perennial with sufficient volumes to provide an adequate supply of process water to any diamond recovery plant. During the rainy season, roads may be temporarily impassable and heavy rains will seriously affect open pit mining operations.
History
          Early Work on Guinea Diamonds
Alluvial diamonds were first discovered in southeast Guinea in 1932, on the Upper Makona River. The first commercial production in Guinea started in 1935. The diamond fields of southeast Guinea are essentially within a triangle of which the towns of Kissidougou, Kérouané and Macenta form the corners.
The drainage basin of the Makona River was prospected by the French company Soguinex who discovered a small but high grade alluvial deposit along the Koufanko stream, a tributary of the Mamoya which is itself a tributary of the Mandala, close to the present village of Bouro. This deposit was mined from 1944 to 1953, and is reported to have yielded 100,000 carats with some sections having grades as high as 25 ct/m3. Mining took place along about 1,300 m of the river valley. No other details of this operation are available.
Artisanal mining probably started concurrently with the Soguinex operation, and has continued ever since. Star Guinée (“Star”) estimated that, prior to 1987, local artisanal miners had recovered about 100,000 ct, mainly from the area just north of the Bouro North Dykes, and the upper Mandala Basin as a whole may have produced as many as 500,000 ct.
The first kimberlite in Guinea was discovered in 1952, but between 1963 and 1967 geologists from the Soviet Union discovered 19 pipes and numerous dykes. During this period, Soviet teams explored the area of the Mandala River and discovered the series of kimberlite dykes, now called the Bouro dykes, which are the sources of the alluvial diamonds. During this time, the Soviet teams also found the Droujba kimberlite pipe in the Bounoudou District.
The Soviet teams decided to exploit the weathered zone of the Droujba pipe but no attempt was made to establish resources for the Mandala alluvial deposits in the area.
          Exploration by Star Guinée and SearchGold of the alluvial diamond deposits
The most substantial exploration programme in the area, which formed the basis of all later work was that undertaken by Star Diamond Corporation by its subsidiary Star between 1987 and 1989. The exploration work was contracted to well respected Edinburgh based consultants Placer Analysis Ltd. led by Mr. D.G. Sutherland.

The work by Star along the Mandala and N’Kéléyani Rivers, within the current permit area, was part of a wider diamond exploration programme in southeast Guinea which initially covered 1,970 km2 in the Makona River Basin. By means of a photo-geological interpretation, Star selected smaller areas for follow up and sampled streams, flats and terraces of several stream systems looking for diamonds and kimberlite indicator minerals. This work identified the Mandala Valley as being a high priority area.
The nature of the alluvial sediments was first investigated by drilling, using a 6” power driven continuous flight auger, at 50 m intervals along the traverse lines, giving a 100 m x 50 m grid. Logging was done by retracting the rods every meter and noting the sediments held in the flights. In total, 779 holes were drilled in this way along the Mandala and N’Kéléyani Rivers, of which 463 were within the boundaries of Stellar’s present Mandala Project. The drilling showed the presence and thickness of any gravels, and the thickness of overburden. The holes were drilled 0.5 m into the saprolitic bedrock, and samples of gravel and bedrock jigged to reveal diamonds or indicator minerals. The borehole collars were leveled, allowing
Geological Setting
          Regional Geology
The Mandala Project lies on the Man Craton of West Africa, where the bedrock consists predominantly of granites and granitic gneisses, cut by dolerite dykes and younger kimberlite dykes. The granite is often weathered to saprolite.
Age-provinces within the eastern Man Craton trend NNE-SSW and young from west to east. The oldest province is the Leonean (2.95 – 3.2 Ga) succeeded by the Liberian (~2.7 Ga) and the Eburnean (~2.0 Ga). The dolerite dykes, and further north, associated sills, were generally considered to be of Triassic age, but may be somewhat older, probably Devonian.
          Local Geology
In Southeast Guinea the bedrock consists predominantly of granites and granitic gneisses, cut by dolerite dykes and later kimberlite dykes and veins. The granite are often weathered to saprolite. Five distinct zones of kimberlite dykes are known in the upper Mandala Basin. At surface the kimberlite is deeply oxidised to a soft “yellow ground”. The dykes are always vertical or sub vertical.
The landscape is the product of tertiary uplift and erosion, and is relatively young, as evidenced by the topography and lack of lateritic development. Such a situation is favourable for the development of alluvial diamond deposits. The river courses are controlled by bedrock structure, and are incised along lines of faulting or brecciation, or on a more local scale, along joints. The dolerite dykes are relatively resistant to tropical weathering, and typically form areas of positive relief which cause deviations in the water courses.
          Property Geology
The Mandala Project is underlain by granite, biotite-hornblende granitic gneisses and amphibolites of Liberian age. These rocks are cut by a system of dolerite dykes with a dominant east – west orientation, which often form areas of positive relief. Five distinct zones of cross-cutting kimberlite dykes are known in the upper Mandala Basin. One of these dykes, locally known as the Danko Dyke, cross cuts the southern part of the Mandala Permit from east to west. The other four dykes are located either to the south or north, but outside of the permit.

Diamondiferous gravels occupy the Mandala River valley as floodplain, low terrace or upper terrace deposits. These gravels are typically angular to sub-angular and comprised predominantly of quartzite and gravel clasts and are on average 0.70m in thickness. The gravels rest on an undulating decomposed granitic bedrock. The overburden covering the floodplain and low terrace deposits averages between 4 m and 5 m, but is somewhat thinner over the upper terrage gravels at 3m.
The property landscape is the product of tertiary uplift and erosion, and is relatively young, as evidenced by the topography and lack of lateritic development. Such a situation is favourable for the development of alluvial diamond deposits. The river courses are controlled by bedrock structure, and are incised along lines of faulting or brecciation, or on a more local scale, along joints.
Exploration
Stellar has done no material exploration work on the Mandala Project. It has relied on the historical exploration work done by Star and incorporated those results into its bulk sampling/mining program which is described below.
Mineralisation
Mineralisation is in the form of gem, near-gem and industrial quality diamonds, contained as xenocrysts within the kimberlite dykes and possible blows, or within gravels derived by the weathering and erosion of these kimberlites.
Diamonds are present in a wide range of sizes, from microscopic to, in some cases, multi-carat stones. However, diamonds below 0.85 mm (Diamond Trading Company No 1 sieve size) are considered to have little commercial value. Often the minimum size of diamond considered to be of value is 1 mm or 0.01ct.
The gravel resource is currently being exploited by RMG, however the kimberlites require further bulk sampling in order to determine their economic viability.
Alluvial diamond deposits may exhibit considerable grade variations within the resource, due to the sedimentological evolution of the diamondiferous gravels. While the grade will be much less than in the source kimberlite, the average quality of the diamonds may be higher due to the destruction of poorer stones with increasing distance from source. Variations in coarseness, degree of cementation and clay content of the gravels can result in varying metallurgical properties, and may impact on plant efficiencies.
Drilling and Pitting
SearchGold took bulk samples of the Mandala alluvial deposits from two sites – one in Mandala II and the other in Mandala III. This work was done in the period 2002 until May 2005, when the bulk sampling operation was closed down due to a lack of working capital.
The bulk samples were taken from large pits, the siting of which was based on the Star results. The samples were taken in higher grade areas. Pitting was done using an excavator to remove overburden and to mine the gravel, with the gravel being taken to the washing plant by haul trucks. Overburden, which averages 4.5 m in thickness, was removed in two stages, exposing gravelly sand which immediately overlies the gravel. This poorly diamondiferous sand was generally mined together with the gravel. About 15 – 30 cms of the decomposed bedrock was also taken, as this can be penetrated by diamonds and other heavy minerals. Star noted that the largest diamonds were generally at the base of the gravel. The average gravel thickness, including a 20 cm slice of bedrock, was 0.7 m., SearchGold found that their actual average mined thickness was 1 m.
The volume mined was determined by counting the number of excavator buckets filled.
The area of the pits was measured at their base, and a comparison of the pit areas and volumes extracted, together with the drilling results from Star, led to suggest that SearchGold were taking too much hanging wall waste (i.e. overburden) with the gravel. However, it is difficult to precisely control mining of this nature when large excavators are used. The gravels are below the water table, so pumping was required to keep the excavations dry.
Sampling and Analysis
SearchGold designed and implemented an evaluation programme during 2004 around the historical results of the Star detailed exploration work in order to get confirmation of grades, an estimate of likely operating costs and to obtain parcels of diamonds for valuation. Pits were sited within the higher grade areas identified by Star. The gravel mined was treated on site at a rudimentary washing jig plant, and diamonds were recovered on-site by hand-sorting the concentrate from the jigs. This plant was dismantled and sold in mid 2005.
The current mining activity is comprised of the collection of a series of bulk samples from pits across the Madala Project. The resource itself has been divided up into 100m x 100m so-called “mining blocks” where an average diamond grade has been calculated from the Star and SearchGold information.
The overburden is stripped using a CAT 345 excavator and the gravel removed using a CAT330 excavator. The gravel, with approximately 25cm of overburden and decomposed bedrock granite included, is loaded into CAT D300 trucks and hauled to a state-of-the art DMS and X-Ray processing and recovery plant. The objective of this mining or bulk sampling is to determine the grades of the mining blocks respective to the calculated or modelled grade using the historical information.
Each pit is logged by a qualified geologist and this information reconciled with the model. In addition the final calculated grade from the processing plant is also reconciled with the modelled grade.
Security
The current processing plant is governed by strict security procedures. Diamond concentration is by an enclosed DMS cyclone pump with diamond recovery primarily by X-Ray flow sort. There is 24 hour security on the plant and this is supplemented by closed circuit TV. At all times there are three key holders to the diamond deposit safe and for transparency there is at all times a government mines monitoring officer (who is also a key holder).
Mineral Resource Estimate
The Mandala deposits have been evaluated and reported upon several times. However, only the most recent resource statement is reproduced here.

          SAMREC(1) April 2008 Indicated Resource Estimate

				Attributable
	Surface	Average	Resource	Surface	Attributable
	Area	Grade	Estimate	Area	Resource
Grid	(sq.m.)	(cts./sq.m.)	(carats)	(sq.m.)	(carats)
Mandala II	215,000	0.20	43,000	215,000	43,000
Mandala III	355,000	0.63	224,000	355,000	224,000
Mandala IV (22%)	110,000	0.60	66,000	110,000	66,000
N’Kéléyani	3987,000	0.51	203,000	398,000	203,000
TOTALS	1,098,000		536,000	1,098,000	536,000

(1)	There are no differences in the resource categories used under the SAMREC Code to those used under the CIM Standard.
Based on the assumption that operators will have to mine a minimum 1 m thickness of basal gravel plus weathered bedrock, and assuming a Specific Gravity for the wet gravels of 1.8, then the 536,000 carats will be recovered by treating 1.98 million tonnes of gravel.
Mining Operations
The Mandala permit is a semi-industrielle category which allows for commercial exploitation of the alluvial resource. However, Stellar is taking the view of undertaking a series of bulk samples across the resource in order to compare against the geological model that has been assembled on the basis of historical data.
RMG commenced mining of the Mandala Project in April 2009. As at July 21, 2009, processing of 27,389 cubic metres of gravel has yielded 23,862 carats of diamond, at a calculated grade of 0.87 carats per cubic metres. This production is mainly from the Mandala II area that was sampled by SearchGold at a grade of 0.23 carats per cubic metres. The difference in the grades may be due to a more sophisticated and secure processing plant being used by RMG than by SearchGold.
The average stone size of the 23,862 carats is 0.20 carats per stone, with the largest diamond so far produced being 31.33 carats in size. 1,300 diamonds of larger than 1 carat in size have so far been produced and 17,580 carats of diamond have been exported to Antwerp for sale.
The production plan is for 10,000 carats per month on average for 2009, though this will fluctuate on a month by month basis depending on the grade of the block being mined.
The local taxes due amount to 8.4% and a marketing fee of 2% is payable upon sale of the goods in Antwerp.
Exploration and Development
The bulk sampling will be mechanised using a series of CAT earthmoving equipments. Processing of the gravel resource will be via the newly installed DMS plant. The plant will yield diamonds in the -25 mm to + 1.7mm fraction which will be recovered by means of X-Ray flow sort and grease back-up. All diamonds produced will be exported to Antwerp for sale through a contracted diamond marketer, currently Natural Diamonds Corporation.

Dividend Record and Policy
Mano has not paid any dividends on the Mano Shares since incorporation and does not anticipate paying any dividends on the Mano Shares in the foreseeable future. Payment of any future dividends will be at the discretion of Mano’s board of directors (the “Mano Board”) after taking into account many factors, including Mano’s operating results, financial condition and current and future cash needs.
Financial Statements and Management’s Discussion and Analysis
Mano’s financial statements for the three months ended March 31, 2009 and the financial statements for the year ended December 31, 2008 are included in this Circular as Exhibit VII-A and Exhibit VII- B, respectively. Mano’s management’s discussion and analysis for the three months ended March 31, 2009 and for the year ended December 31, 2008 are included in this Circular as Exhibit VIII-A and Exhibit VIII-B, respectively.
Description of Share Capital
Outstanding Share Capital
Mano has an authorised share capital of an unlimited number of Mano Shares without par value.
As at the date hereof, Mano has 317,810,818 Mano Shares issued and outstanding.
Each Mano Share entitles the holder thereof to receive notice of any meetings of shareholders of Mano, to attend and to cast one vote per Mano Share at all such meetings. Holders of Mano Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Mano Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Mano Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Mano Board at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of Mano, are entitled to receive on a pro rata basis the net assets of Mano after payment, of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of Mano, ranking in priority to, or equally with, the holders of Mano Shares with respect to liquidation, dissolution or winding up. The Mano Shares do not carry any pre-emptive, subscription, redemption, retraction or conversion rights, nor do they contain any sinking or purchase fund provision. Changes to any of the rights attaching to the Mano Shares must be approved by shareholders of Mano in accordance with the Business Corporations Act (British Columbia).
Convertible Debentures
On September 27, 2007, Mano issued unsecured convertible debentures to raise £2.3 million. The convertible debentures are repayable on August 1, 2010 and bear interest at 9% per annum. The principal amount is convertible by the holders into Mano Shares (16,428,571 Mano Shares) at a conversion price of £0.14 per Mano Share at any time prior to maturity. If prior to the maturity date, the daily volume weighted average trading price of Mano’s Shares on AIM, or such other stock exchange where the majority of Mano’s trading volume occurs, is greater than £0.182 per Mano Share (or equivalent), for any period of 21 consecutive trading days, Mano shall have the right at its sole option to provide notice to the holder(s) and thereafter the debentures will be automatically converted into Mano Shares at a conversion price of £0.14 per Mano Share.

Stock Options
As at the date hereof, 20,520,000 options to purchase 20,520,000 Mano Shares are outstanding pursuant to Mano’s Stock Option Plan as follows:

Number of
stock options	Exercise price
Outstanding	(C$)	Expiry date

2,620,000	0.22	July 25, 2010
2,755,000	0.23	July 31, 2011
600,000	0.23	March 16, 2012
300,000	0.23	May 20, 2012
9,045,000	0.20	January 17, 2013
5,200,000	0.10	January 19, 2014

20,520,000

Share Purchase Warrants
As at the date hereof, 20,000,000 share purchase warrants were outstanding to purchase 20,000,000 Mano Shares at an exercise price of £0.14 per Mano Share with an expiry date of November 29, 2009. The warrants were granted to an affiliate of Severstal as part of the private placement completed on May 29, 2008.
Additional Disclosure
Mano is a TSXV listed company that has not had significant revenue from operations in either of its last two financial years. The following is a breakdown of the material components of its general and administrative expenses and a property-by property breakdown of the deferred exploration and acquisition costs for the two most recently completed financial years and the most recent year-to-date interim period and comparative interim period.
General and administrative expenses

	Unaudited	Unaudited
	Mar. 31, 2009	Mar. 31, 2008	Dec. 31, 2008	Dec. 31, 2007
	US$	US$	US$	US$

Salaries	74,993	44,193	250,544	—

Travel	47,024	106,487	362,190	—

PR	46,625	2,529	158,162	—

Communication	18,216	3,485	29,471	—

Office related	27,874	29,900	167,018	8,481

Other	11,257	2,449	76,907	52,630

Total	225,989	189,043	1,044,292	63,236

Deferred Exploration & Acquisition Costs

	Unaudited		Unaudited
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31
	2009	2008	2008	2007
	US$	US$	US$	US$

Acquisition costs:
Liberia, West Africa:
Bea	210,000	210,000	210,000	210,000
Kpo(2)	—	—	110,000	110,000
Sierra Leone, West Africa:
Sonfon, Nimini and Pampana(1)	1,186,500	1,186,500	1,695,000	1,695,000
Guinea, West Africa
Missamana/Gueliban(2)	—	—	1,940,000	1,940,000
Mandala	4,933,592	4,933,592	4,933,592	4,933,592
	6,330,092	6,330,092	8,888,592	8,888,592
Deferred exploration costs:
Liberia, West Africa:
Bea – KGL (New Liberty)	14,031,786	13,756,539	13,258,650	12,624,484
MCA(2)	—	—	3,652,357	3,665,227
Weaju(6)	744,335	742,268	—	—
Gondoja(6)	34,348	34,348	—	—
Kpo(2)	—	—	2,652,813	2,223,124
Putu(4)	—	—	1,958,778	1,730,026
AAR(2)	—	—	388,741	388,741
MEA(5)	—	60,545	60,545	60,545
	14,810,469	14,593,700	21,971,884	20,692,147
Sierra Leone, West Africa:
Kono	8,697,850	7,979,870	5,672,722	5,232,308
Sonfon and Pampana (1)	1,210,980	1,190,080	1,645,132	1,524,975
Nimini(7)	134,574	134,574	—	—
Tongo/Gola	733,542	682,836	410,817	323,640
Zimmi/Gorahun(2)	—	—	99,906	99,906
	10,776,946	9,987,360	7,828,577	7,180,829
Guinea, West Africa
Missamana/Gueliban(2)	—	—	1,894,362	1,874,833
Guinea Iron Ore(2)	—	—	—	46,500
Bouro(3)	280,594	191,114	176,901	176,901
Druzhba	149,170	149,170	30,136	30,136
Mandala	2,581,417	1,965,071	1,005,782	920,705
	3,011,181	2,305,355	3,107,181	3,049,075
Democratic Republic of Congo
REMEC, Socer	431,483	430,027	80,824	80,824
Recovery relating to sale of mineral property on consolidation of Stellar(2)	—	—	(1,084,825)	(1,084,825)
Closing balance	29,030,079	27,316,442	31,903,641	29,918,050

(1)	Pampana written off on December 31, 2008

(2)	Project written off during 2008

(3)	During 2008, Bouro was reclassified as Mandala

(4)	Treated as an associate at December 31, 2008

(5)	Project written off on March 31, 2009

(6)	During 2008, Weaju and Gondoja were classified from Bea.

(7)	Costs related to Nimini were held within Sonfon and Pampana until December 2008.

Consolidated Capitalisation
The following table sets forth the shareholders’ equity and consolidated capitalisation of Mano as at March 31, 2009, as at the date hereof and as at the date hereof after giving effect to the Merger. This table should be read in conjunction with the consolidated financial statements of Mano and the pro forma consolidated financial statements which are included as Exhibit VII and Exhibit IX hereto, respectively.

			As at the date
			hereof after
			giving effect
	As at	As at the date	to the
	March 31, 2009	hereof	Merger(1)
	US$ ‘000s	US$ ‘000s	US$ ‘000s
Non current liabilities
Convertible debenture	2,185	2,843	2,185

Share capital	37,963	37,963	43,373
Equity component of convertible debenture	2,638	2,638	2,638
Warrant reserve	548	548	548
Contributed surplus	4,548	4,548	4,749
Accumulated other comprehensive loss	(22)	(22)	(22)

(1)	Before giving effect to the proposed 1 for 8 share consolidation of Mano.
Pursuant to the Merger, Mano will issue 1.57 Mano Shares for each Aura Share or 105,264,638 Mano Shares(1). This will increase the number of Mano Shares issued and outstanding to 423,075,456.
At Mano’s Annual General Meeting on June 25, 2009, Mano shareholders approved a 1 for 8 share consolidation of Mano Shares, conditional upon the completion of the Merger. Subject to the approval of the TSXV and the implementation of the Mano share consolidation, following the completion of the Merger, the number of Mano Shares issued and outstanding will decrease from 423,075,456 to 52,884,432.
Prior Sales
Mano has not issued any Mano Shares within the twelve-month period prior to the date hereof. The following table sets forth the details of all issuances by Mano of securities convertible into Mano Shares within the twelve month period prior to the date hereof:

	Description of	Aggregate number of
Date of issuance	transaction	Mano options issued	Exercise Price
January 19, 2009	Issue of options to purchase Mano Shares	5,200,000	C$0.10

Trading Price and Volume
The Mano Shares are admitted to trading on the TSXV under the symbol “MNO” and on AIM under the symbol “MANA”. The following table sets forth, for the 12-month period before the date hereof, the reported high and low prices and the aggregate volume of trading of the Mano Shares on the TSXV and AIM.

	TSXV			AIM
			Volume			Volume
2009	High (C$)	Low (C$)	(‘000s)	High (p)	Low (p)	(‘000s)
August (1 to 18)	0.17	0.11	918.5	8.75	7.25	20,267.2
July	0.14	0.07	440.5	7.25	3.75	33,218.3
June	0.07	0.05	192.6	4.13	4.00	4,229
May	0.08	0.07	417	4.13	3.63	6,699.8
April	0.09	0.06	1,918	4.63	3.50	13,860.1
March	0.06	0.04	1,120	3.63	2.75	8,479.2
February	0.05	0.04	1,002	3.38	2.38	23,904.5
January	0.05	0.03	259.1	2.88	2.63	7,566.3

			Volume			Volume
2008	High (C$)	Low (C$)	(‘000s)	High (p)	Low (p)	(‘000s)
December	0.05	0.02	997.5	2.63	1.88	36,853.6
November	0.06	0.01	5,576	3.88	1.63	36,908.7
October	0.19	0.05	1,969.4	6.38	3.50	7,532.4
September	0.14	0.06	108.9	7.25	6.38	3,918.1
August	0.17	0.12	262	8.12	7.25	2,413.4
Principal Security Holders
As at the date hereof, to the knowledge of the directors and officers of Mano, no person or company beneficially owns, or controls or directs, directly or indirectly, Mano Shares carrying more than 10% of the voting rights attached to all issued and outstanding Mano Shares other than JP Morgan Asset Management, who owns 36,663,726 Mano Shares or approximately 11.5% of the issued and outstanding Mano Shares or approximately 10.2% on a fully diluted basis. After the Merger, JP Morgan Asset Management will own, or control or direct, directly or indirectly, approximately 8.7% of the issued and outstanding Mano Shares or approximately 7.03% on a fully diluted basis.

Directors and Executive Officers
The following table sets forth for each director and officer of Mano, the name, municipality and country of residence, position held with Mano, principal occupation and number of Mano Shares held by each person, the principal occupation for the last five years and, if a director, the month and year in which the individual became a director . Directors hold office for a term of one year until the close of the next annual meeting of shareholders of Mano or until their successors are duly elected or appointed.

Name, Municipality of			Number of
Residence and	Principal Occupation For Last Five		Mano Shares
Position(s) with Mano(1)	Years(1)	Director Since	Held(1)
EVANS, David Barry County Wexford, Ireland Chairman and Director	Non-Executive Chairman of Mano(5) (since Oct 2008); Executive Director, Tianshan Goldfields Ltd. (2005-2009); Self employed mining consultant (2001- 2007)	October 1, 2007	1,700,000

PAS, Guido E.(2)(4) Pregny-Chambesy, Switzerland Director	Financier.	September 16, 1998	30,900,191 (3)

Cabrita da SILVA, Luis(2) Kent, UK President, Chief Executive Officer and Director	President and Chief Executive Officer of Mano (since Oct 2007); Chief Financial Officer of Mano (Feb 2007); Director, Group Audit in Asia, Lafarge SA (Feb 2005 to Jan 2007); Senior Manager, Corporate Audit, Lafarge SA (Oct 2003 to Jan 2005)	February 27, 2007	35,000

BURNE, Malcolm(2)(4) Surrey, UK Director	Executive Chairman and Director, Golden Prospect Mining Plc., a public mineral exploration company listed on AIM.	June 19, 2002	1,400,000

ZIMIN, Kirill S. Moscow, Russia Director	Senior Manager for Strategy and Corporate Development at ZAO Severstal Resources (since Aug 2006); Director General, OAO Coal Kuzbassugol (Aug 2005 to Jul 2006); Manager, Sual-Holding (Apr 2002 to Aug 2005).	May 13, 2009	Nil

METCALF, Bevan J. Berkshire, UK Chief Financial Officer	Chief Financial Officer of Mano (since Jan 2008); Financial Director and Company Secretary, African Eagle Resources plc (since 2004).(6)	N/A	Nil

(1)	The information as to municipality and country of residence and principal occupation and number of shares beneficially owned by the directors and officers of Mano, or controlled or directed, directly or indirectly, not being within the knowledge of Mano, has been furnished by the respective directors and officers individually.

(2)	Denotes member of Audit Committee.

(3)	28,700,191 of these shares are held by Eastbound Resources Limited, a private company controlled by Mr. Pas.

(4)	Denotes member of Remuneration Committee.

(5)	Mr. Evans ceased to be Executive Chairman as of September 30, 2008 and assumed the position of Non-Executive Chairman as of October 1, 2008.

(6)	Mr. Metcalf works part-time for each of Mano and African Eagle Resources plc.
As of the date hereof, the directors and executive officers of Mano, as a group, beneficially own, or control or direct, directly or indirectly, 34,035,191 Mano Shares, representing approximately 10.7% of the issued and outstanding Mano Shares.

Additional biographical information regarding the directors and executive officers of Mano is provided as follows:
David B. Evans — Non-Executive Chairman
David joined Mano on October 1, 2007, as Executive Chairman. David brings with him over 30 years of experience across the natural resources sector, with particular expertise in the development of precious and base metal projects for both large mining houses and emerging producers. David is a former Director for AIM-listed Tianshan Goldfields Ltd., Kroondal Platinum Ltd. and Aquarius Platinum Ltd., where he played an integral part in their growth, financing and successful development. He is a Director of Orlando Investments Plc. Within the last five years, David has held directorships or partnerships at Exterra Consulting cc and Tarapaca Resources Ltd. (Bermuda).
Luis Guilherme Cabrita da Silva — President & CEO
Luis took over the role of President & Chief Executive in October 2007 having joined Mano in February of the same year as Chief Financial Officer. He gained his extensive international experience with the multinationals Lafarge S.A. and Blue Circle Industries Plc as well as Stevin Rock, formerly of the Dragomar Group. His career has taken him across the world in an operational, technical and corporate capacity. Most recently as a Director of Group Audit, Luis was heading Lafarge’s Asia Pacific internal audit department based in Malaysia having previously been posted to Paris, France, with the same company. Luis is a graduate Mining Engineer from Camborne School of Mines and completed his MBA at the Cranfield School of Management. He is a Non-Executive Director of Stellar Diamonds Ltd.
Guido (‘Guy’) Pas — Non-Executive Director
Guy is the founder and former Chairman of Mano. He is a financier based in Geneva who has been involved in numerous start-up and early-stage resource ventures through Eastbound Resources and AddVenture Capital Partners. He is a co-founder of GAIA Resources Fund Ltd., in 2004, (formerly Synergy Resources Fund), which focuses on early stage private and public resource companies. He was co-founder of The Addax & Oryx Group Ltd., an integrated African oil group in 1987 (its upstream affiliate Addax Petroleum now listed on the TSX and AIM), and in 2004 of Afren plc another West African oil & gas company listed on AIM. Guy co-founded and was the chairman of Samax Resources Ltd, in 1989, which listed as Samax Gold Inc. on the TSX in 1996, with two major gold mine discoveries in Tanzania to its credit.
Malcolm Burne — Non-Executive Director
Malcolm is a Non-Executive Director of Mano and a member of the Audit Committee. A former financial journalist with the Financial Times and the Sunday Telegraph, Malcolm, 58, has controlled and managed fund management, venture capital, and investment banking companies in Australia, Hong Kong and North America. Malcolm has been a Director of over twenty companies, many of which have been in the mineral resources and gold exploration fields. He is currently chairman of both Golden Prospect Precious Metals Plc and Jubilee Platinum Plc. In addition, he was Executive Chairman of the Australian Bullion Company (Pty) Ltd., then Australia’s leading gold dealer and member of the Sydney Futures Exchange.
Kirill Zimin — Non-Executive Director
Kirill has been elected as the chosen representative of Severstal Resources to complement the existing Mano Board and oversee the 6.29% strategic investment in Mano as well Severstal’s 61.5% interest in the Putu Project. He joined ZAO Severstal Resources in 2006 and is Senior Manager for Strategy and Corporate Development. In this capacity he is also Head of Business Development for Africa. Previously Kirill was Deputy Director General at OAO Kuzbassugol Coal Company where he joined from OAO SUAL Holding having worked for over three years as a specialist in corporate governance. Kirill graduated from the Moscow State University with a Law degree.
Bevan John Metcalf — Chief Financial Officer
Bevan is a Chartered Accountant with 27 years global experience in the pharmaceutical and mining industries. Bevan joined Beecham Pharmaceuticals in the UK as a Regional Accountant, and remained with the company for 11 years, holding a number of senior finance positions. Following the Beecham Pharmaceuticals merger with SmithKline, he was transferred to Belgium where he successfully established the European Head Office. He remained with the merged company for 5 years, first as European Planning Manager and then as European Controller. Bevan returned to the UK in 1995 and was appointed Finance Director for Orion Pharmaceuticals, a mid-size European pharmaceutical company. Bevan then joined African Eagle Resources plc, a mineral exploration company focused on eastern and central Africa, listed on AIM and the Alternative Exchange of the Johannesburg Stock Exchange, where he currently holds the position of Finance Director and Company Secretary. He is also a director of BM Financial Solutions Ltd and The FD Group Ltd.
Mano Board Following the Merger
Following the Merger, the Mano Board will consist of four of the current Mano directors and two of the current Aura directors. The anticipated directors and senior officers of Mano following the Merger are as follows:

Name, Municipality of
Residence and			Number of
Anticipated Position(s)			Mano Shares
with Mano After the	Principal Occupation For Last Five		Held After the
Merger(1)	Years(1)	Director Since	Merger(1)
NETHERWAY, David Johannesburg, Republic of South Africa Non-Executive Chairman	Non-executive Chairman of Aura (since Dec 2005); Chief Executive Officer of Shield Mining Ltd. (since June 2006); Non-Executive Director of GMA Resources Plc (since Dec 2005), KazakhGold Group Ltd. (since Sept 2005), Orezone Resources Inc (July 2002 to Feb 2009), Altus Strategies Ltd. (since Aug 2007) and Altus Resource Capital Ltd. (since April 2009).	N/A	416,756

Cabrita da SILVA, Luis Kent, UK President, Chief Executive Officer and Director	President and Chief Executive Officer of Mano (since Oct 2007); Chief Financial Officer of Mano (Feb 2007); Director, Group Audit in Asia, Lafarge SA (Feb 2005 to Jan 2007); Senior Manager, Corporate Audit, Lafarge SA (Oct 2003 to Jan 2005).	February 27, 2007	35,000

Name, Municipality of
Residence and			Number of
Anticipated Position(s)			Mano Shares
with Mano After the	Principal Occupation For Last Five		Held After the
Merger(1)	Years(1)	Director Since	Merger(1)
POULTON, Steven J. Oxfordshire, UK Director	Non-Executive Director of Aura (since Dec 2005); Executive Director of Aura (from Feb 2004 to Dec 2005); Non- Executive Director of Stellar Diamonds Ltd. (since Oct 2007); Chief Executive Officer of Altus Strategies Ltd. (since July 2007); Non-Executive Director of Ridgeway Energy Ltd. (since May 2007); Non-Executive Director of Mano River Resources Inc. (from May 2007 to Oct 2007). Chief Executive Officer of Ariana Resources Ltd. (from Apr 2005 to Apr 2007); Director of Ariana Resources Ltd. (since Aug 2002).	N/A	10,232,315

PAS, Guido E. Pregny-Chambesy, Switzerland Director	Financier.	September 16, 1998	35,217,691 (2)

EVANS, David Barry County Wexford, Ireland Director	Non-Executive Chairman of Mano(3) (since Oct 2008); Executive Director, Tianshan Goldfields Ltd. (2005-2009); Self employed mining consultant (2001- 2007).	October 1, 2007	1,700,000

ZIMIN, Kirill S. Moscow, Russia Director	Senior Manager for Strategy and Corporate Development at ZAO Severstal Resources (since Aug 2006); Director General, OAO Coal Kuzbassugol (Aug 2005 to Jul 2006); Manager, Sual-Holding (Apr 2002 to Aug 2005).	May 13, 2009	Nil

METCALF, Bevan J. Berkshire, UK Chief Financial Officer	Chief Financial Officer of Mano (since Jan 2008); Financial Director and Company Secretary, African Eagle Resources plc (since 2004).(4)	N/A	Nil

(1)	The information as to province or state and country of residence and principal occupation and number of shares beneficially owned by the directors and officers of Mano, or controlled or directed, directly or indirectly, not being within the knowledge of Mano, has been furnished by the respective directors and officers individually.

(2)	28,700,191 of these shares are held by Eastbound Resources Limited, a private company controlled by Mr. Pas.

(3)	Mr. Evans ceased to be Executive Chairman as of September 30, 2008 and assumed the position of Non-Executive Chairman as of October 1, 2008.

(4)	Mr. Metcalf works part-time for each of Mano and African Eagle Resources plc.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No director or executive officer of Mano is, as at the date hereof, or has been within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Mano), that:
(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No director or executive officer of Mano or a shareholder holding a sufficient number of Mano Shares to affect materially the control of Mano:
(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Mano) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
No director or executive officer of Mano or a shareholder holding a sufficient number of Mano Shares to affect materially the control of Mano has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
Other than as otherwise described in this Circular, to the best of Mano’s knowledge, there are no known existing or potential conflicts of interest between Mano or its subsidiaries and a director or officer of Mano or its subsidiaries as a result of their outside business interests as at the date hereof. However, certain of the directors and officers serve as directors and/or officers of companies which may enter into contacts with Mano or its subsidiaries in the future. In the event that this occurs, a conflict of interest may exist. Directors in a conflict of interest position are required to disclose such conflicts to Mano.
The directors of Mano are required by law to act honestly and in good faith with a view to the best interest of Mano and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the Mano Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

Executive Compensation
Remuneration Committee
The Remuneration Committee consists of two directors, Messrs. Burne and Pas. The committee is chaired by Mr. Burne and meets as and when required. Mr. Burne is independent while Mr. Pas has held an executive position with Mano in the past three years. The main responsibilities of the Remuneration Committee are:
•	to set the salaries of the executive directors;

•	to consider other benefits granted to the executive directors;

•	to consider and make recommendations in respect of the terms of the service contracts of the executive directors and any proposed changes to those contracts; and

•	to oversee the operation of Mano’s share option scheme.
Being composed of non-executive directors who have no personal interest in the outcome of its decisions, the Remuneration Committee provides some reassurance to the shareholders of Mano that the remuneration of the executive directors is fair but not excessive. The recommendations of the Remuneration Committee are put to the Mano Board for approval.
Compensation Discussion & Analysis
The Remuneration Committee endeavours to ensure that Mano’s compensation policies attract and retain highly qualified and experienced executives and managers and recognise and reward contribution to the success of Mano.
Financial packages for executive officers and directors are established by reference to those prevailing in the market place for directors of similar status, skills and qualifications and should be sufficient to attract, retain and motivate officers and directors of the quality required to run the business successfully. Mano benchmarks the salaries of key executives from time to time with peer group companies. Mano’s directors are cognisant of maintaining a low cost base wherever appropriate. At times Mano will seek independent research to support its remuneration policy. In the UK, the source of such independent benchmarking comes for research provided by the Growth Company Investor. This paid for research is available as an annual survey. Executive directors are not involved in setting executive compensation as this is the responsibility of the Remuneration Committee.
The compensation package is designed to attract and retain quality employees. However, at the same time Mano is mindful of its size and stage of development and that it is not generating revenue yet. Mano uses the funds at its disposal in the most efficient and effective way possible to ensure that the majority of available funds are used for its exploration projects. Mano’s compensation package consists of only two elements, namely salary and share options. Mano does not operate an annual incentive bonus plan or pension scheme. Compensation of employees and directors is linked to the overall performance of Mano, Mano’s financial resources and general market conditions but no specific performance targets are established for each employee. During 2008 and 2009, market conditions have been very difficult and access to new capital limited. Consequently, no salary increases have been approved for directors and officers. The number of stock options granted annually to directors and officers is dependent on their contribution to the success of Mano during the previous year.

The Remuneration Committee did not recommend an increase in salary for the NEOs (as defined below) in 2008. This was in part a result of the impact the global economic slowdown has had on Mano’s share price and the closing of credit markets making it very difficult to raise finance.
Summary Compensation Table
Set out below are particulars of compensation paid for the financial year ending December 31, 2008 to David Barry Evans, currently Non-Executive Chairman, Luis da Silva, President and CEO and Bevan Metcalf, CFO (the “Named Executive Officers” or “NEOs”). Mr. Evans ceased to be Executive Chairman as of September 30, 2008 and assumed the position of Non-Executive Chairman as of October 1, 2008. Please note that the option-based awards were valued and granted in January 2008, some eight months before the major market downturn. Their value today has decreased substantially. All options outstanding at December 31, 2008 have vested and are exercisable.

					Non-equity incentive
					plan compensation
					(US$)
			Share-	Option-		Long-	Pensi-	All other	Total
Name			based	based	Annual	term	on	compen-	Compen-
and Principal		Salary(1)	Awards	Awards	incentive	incentive	Value	sation	sation
Position	Year	(US$)	(US$)	(US$)(3)	plans	plans	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
David Barry Evans(5)	2008	168,235	Nil	217,931	Nil	Nil	Nil	Nil	386,166
Non-Executive Chairman
Luis da Silva	2008	153,401	Nil	65,379	Nil	Nil	Nil	18,239 (4)	237,019
President and CEO
Bevan Metcalf(2)	2008	83,112	Nil	38,138	Nil	Nil	Nil	Nil	121,250
CFO

(1)	The salaries and all other compensation above are expressed in US dollars but are paid in British Pounds Sterling and are therefore affected by the US/Pound exchange rate. The rate used to convert the British Pounds Sterling into US dollars is equal to the prevailing rate at the end of the financial year ended December 31, 2008 of US$1.44718 to the British Pound Sterling (OANDA Rates).

(2)	Mr. Metcalf’s role as CFO is on a part-time basis.

(3)	The value per share of $0.10896 is arrived at using the Black-Scholes option pricing model with the following assumptions: no dividends; a weighted volatility of Mano’s share price of 73.9%; a weighted average annual risk free rate of 3.5%; and an expected life of five years. The exchange rate used to convert Canadian dollars to US dollars is one US dollar equals $0.9795 on January 17, 2008, the date of grant (OANDA Rates).

(4)	Mr. da Silva earned fees during the year as a Non-Executive Director of Stellar, the 59.6% owned subsidiary of Mano. The amount received was converted into 48,815 Stellar shares having a value of US$14,229. In addition, Mano reimburses Mr. da Silva for his annual rail pass which amounted to US$4,110 for the financial year ended December 31, 2008.

(5)	Mr. Evans ceased to be Executive Chairman as of September 30, 2008 and assumed the position of Non-Executive Chairman as of October 1, 2008. The salary disclosed is based on Mr. Evans salary from January 1, 2008 to September 30, 2008 when he was Executive Chairman and from October 1, 2008 until December 31, 2008 while he was Non-Executive Chairman. Mr. Evans salary as Non-Executive Chairman is US$65,123 per annum using an exchange rate of US$1.44718 to the British Pound Sterling (OANDA Rates).
Incentive Plan Awards
As Mano does not have an annual bonus scheme or pension plan it has relied on issuing share options to reward, retain and incentivise NEOs. However, the fall in Mano’s share price has also meant that all outstanding share options are currently out of the money and have eliminated the retention and incentivisation effect this has had on key staff. The annual share option award is set by the Remuneration Committee for NEO’s and directors. The award for management is prepared by the CEO as a recommendation to the Remuneration Committee. When determining the award the Remuneration Committee takes into consideration the optionee’s present and potential contribution to the success of Mano, and takes into account all other options held by the optionee, subject always to the limitations set forth under Mano’s stock option plan.
Outstanding share-based awards and option-based awards
The following table sets out the outstanding share-based awards and option-based awards held by the Named Executive Officers as at December 31, 2008:

	Option-based Awards				Share-based Awards
						Market or
						payout
				Value of	Number of	value of
	Number of			unexercised	shares or	share-based
	securities	Option		in-the-	units of	awards that
	underlying	exercise	Option	money	share that	have not
	unexercised	price	expiration	options	have not	vested
Name	options	($)	date	($)(1)	vested	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
David Barry Evans(2)	2,000,000	0.20	Jan 17, 2013	Nil(1)	Nil	Nil
Non-Executive Chairman
Luis da Silva	600,000	0.23	Mar 17, 2012	Nil(1)	Nil	Nil
President and CEO	600,000	0.20	Jan 17, 2013	Nil(1)	Nil	Nil
Bevan Metcalf	350,000	0.20	Jan 17, 2013	Nil(1)	Nil	Nil
CFO

(1)	The closing market price of the Mano Shares on the TSXV on December 31, 2008 was $0.05. None of the unexercised options were “in-the-money” as at December 31, 2008.

(2)	Mr. Evans ceased to be Executive Chairman as of September 30, 2008 and assumed the position of Non-Executive Chairman as of October 1, 2008.

Incentive plan awards — value vested or earned during the year

Non-equity incentive
	Option-based awards –		plan compensation –
	Value vested during the	Share-based awards –	Value earned during the
	year	Value vested during the	year
Name	($)(1)	year ($)	($)
(a)	(b)	(c)	(d)
David Barry Evans	Nil	Nil	Nil
Non-Executive Chairman
Luis da Silva	Nil	Nil	Nil
President and CEO
Bevan Metcalf	Nil	Nil	Nil
CFO

(1)	The share options awarded to the NEOs in 2008 vested at the time of the award. The closing price of Mano’s shares on the TSVX at the time of vesting on January 17, 2008 was $0.18 per Mano Share compared with an exercise price of $0.20. Therefore the value vested during the year is zero.
Stock Option Plan
On June 2, 2003, Mano adopted a stock option plan (the “Mano Plan”) pursuant to which options to acquire Mano Shares may be granted to directors, officers, employees and consultants of Mano or any subsidiary.
Some of the key points of the Mano Plan are detailed below. The Mano Plan is intended as an incentive to enable Mano to:
(a)	attract and retain qualified directors, officers, employees and consultants of Mano and its affiliates,

(b)	promote a proprietary interest in Mano and its affiliates among its employees, officers, directors and consultants, and

(c)	stimulate the active interest of such persons in the development and financial success of Mano and its affiliates.
The Mano Plan is administered by the Mano Board or by a Committee of two or more directors who may be designated from time to time to serve as the Committee for the Mano Plan, all of the sitting members of which shall be current directors. Notwithstanding the existence of any such Committee, the Mano Board itself retains independent and concurrent power to undertake any action delegated to the Committee, whether with respect to the Mano Plan as a whole or with respect to individual options granted or to be granted under the Mano Plan.
Subject to the limitations of the Mano Plan, the Mano Board has full power to grant options, to determine the terms, limitations, restrictions and conditions respecting such options and to settle, execute and deliver option agreements and bind Mano accordingly, to interpret the Mano Plan and to adopt such rules, regulations and guidelines for carrying out the Mano Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of Mano and in keeping with the objectives of the Mano Plan.
Notwithstanding any provision of the Mano Plan, the Mano Board may, in its discretion grant options as it sees fit, or otherwise accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, provide for the extension of the option period of an outstanding option, waive any restriction or other provision of the Mano Plan or an option or otherwise amend or modify an option in any manner that is either:
(a)	not adverse to the optionee holding such option; or

(b)	consented to by such optionee;
The option period is determined by the Mano Board or the Remuneration Committee at the time the option is granted and may be up to ten years from the date the option is granted. The Remuneration Committee may determine when any option becomes exercisable and may determine that the option shall vest immediately on granting or become exercisable in installments.
The exercise price of an option is determined by the Mano Board or Remuneration Committee, at its discretion at the time such option is granted, and such price shall be calculated by taking the closing price of the Mano Shares on the TSXV on the trading day immediately preceding the day on which the option is granted, and subtracting the maximum discount permitted by the TSXV, subject to a minimum exercise price of $0.10 per Mano Share.
Upon the grant of an option, Mano and the person to whom the option has been granted enter into an Option Agreement setting out the number of options granted, when the options vest, the option period and the terms and conditions of the Mano Plan.
The maximum aggregate number of shares issuable pursuant to the exercise of options granted under the Mano Plan is a maximum of 10% of the shares issued and outstanding at the time of grant.
The following table sets forth as at the end of the fiscal year ended December 31, 2008 the number of securities authorised for issuance under the Mano Plan:

Number of securities
remaining available for
	Number of securities		future issuance under
	to be issued upon	Weighted-average	equity compensation
	exercise of	exercise price of	plans (excluding
	outstanding options,	outstanding options,	securities reflected in
	warrants and rights	warrants and rights	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	18,040,000	$0.21	13,741,081 (1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	18,040,000	$0.21	13,741,081

(1)	Based on 10% (31,781,081) of the 317,810,818 Mano Shares issued and outstanding at the fiscal year ended December 31, 2008 less the 18,040,000 Mano Shares from column (a).
Pension Plan Benefits
Mano does not provide retirement benefits for directors or executive officers.

Termination and Change of Control Benefits
Employment contracts exist for the Named Executive Officers. The employment contracts cover position, term, notice period, duties and responsibilities, employee obligations, compensation, including base salary and other benefits that may accrue from their employment, holidays and provisions covering termination for cause, without cause and in the event of a change in control, absence due to sickness or injury, confidential information, intellectual property, personal conduct, data protection, grievance and disciplinary procedure, expenses, and health and safety.
If the CEO’s (Mr. da Silva) employment is terminated by Mano without cause, Mano will pay Mr. da Silva 12 months of his then annual salary. In the situation where there is an amalgamation, reconstruction and change of control, Mano will pay Mr. da Silva a lump sum up to 24 months of his then annual salary, which is dependent on the years of service Mr. da Silva has accrued at the time of termination.
If the CFO’s (Mr. Metcalf) employment is terminated by Mano without cause, Mano will pay Mr. Metcalf 6 months of his then annual salary. In the situation where there is an amalgamation, reconstruction and change of control, Mano will pay Mr. Metcalf 24 months of his then annual salary.
If the Non-Executive Chairman’s (Mr. Evans) employment is terminated by Mano without cause, Mano will pay Mr. Evans 2 months of his then annual salary. In the situation where there is an amalgamation, reconstruction and change of control, Mano will pay Mr. Evans a lump sum equivalent to 2 months of his then annual salary. It should be noted that Mr. Evans ceased being Executive Chairman as of September 30, 2008 and assumed the position of Non-Executive Chairman as of October 1, 2008. The payments noted above for Mr. Evans on termination and change of control, are based on his current role as Non-Executive Chairman.
Where the NEOs employment is terminated without cause, in order to receive these payments, the executive must: (i) not use knowledge or experience gained as an employee of Mano in any manner which would be detrimental to the business interests of Mano or its affiliates; (ii) keep non-public information concerning the business of Mano and its affiliates, including information related to business opportunities, in strictest confidence; and (iii) upon termination, return to Mano all assets of Mano including any documents, recordings or other format on which information of Mano is stored.
The following table shows the estimated compensation where an NEO is terminated without cause, or following a change in control as if the termination occurred on December 31, 2008. Note that Mr. Metcalf’s role as CFO is part time and the amount payable to Mr. Metcalf is dependant on the number of days worked during the preceding 12 months.

		Termination	Termination
		without cause	change in control
NEO	Title	(US$)	(US$)
DAVID BARRY EVANS(1)	Non-Executive Chairman	10,854	10,854
LUIS DA SILVA	CEO and President	153,401	178,968
BEVAN METCALF	Chief Financial Officer	41,556	166,224

(1)	Mr. Evans ceased to be Executive Chairman as of September 30, 2008 and assumed the position of Non-Executive Chairman as of October 1, 2008.

Director Compensation
The following table sets out the compensation provided to all directors, who are not Named Executive Officers, for Mano’s financial year ended December 31, 2008. Dr. Elder and Mr. Pas were required to provide additional services above the requirement of their role as Non-Executive Directors, for which they invoiced Mano. The remuneration for Mr. Pas was approved by the Remuneration Committee. Option based awards for directors are determined in the same way as those awarded to NEOs. The practice of remunerating directors for attending and chairing meetings ceased on October 1, 2007. Directors receive an annual fee of £16,000 paid quarterly in arrears. This director fee came into effect on October 1, 2007 and has not been increased since such date. Dr. Elder ceased to be a director of Mano effective June 25, 2009, the date of Mano’s last Annual Meeting.

				Non-
				equity
				incentive
	Director	Share-	Option-	plan		All other	Total
Name	Fees	based	based	compen-	Pension	compen-	Compen-
and Principal	earned	Awards	Awards(4)	sation	Value	sation	sation
Position	(US$)(1)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Guido E. Pas	34,732 (2)	Nil	81,724	Nil	Nil	150,000 (3)	266,456
Malcolm Burne	28,944	Nil	108,965	Nil	Nil	Nil	137,909
Thomas Elder	28,944	Nil	108,965	Nil	Nil	67,873 (5)	205,782

(1)	The fees earned above are paid in British Pounds Sterling and are therefore affected by the US/Pound exchange rate. The rate used to convert the British Pounds Sterling into US dollars is equal to the rate ruling at the end of the financial year ended December 31, 2008 of US$1.44718 (OANDA Rates). The fees earned include fees for October to December 2007 paid in 2008.

(2)	This includes fees earned as a director of Stellar Diamonds Limited, the 56.6% owned subsidiary of Mano.

(3)	The fees payable to Mr. Pas for additional services are invoiced by Eastbound Resources Ltd a company controlled by Mr. Pas.

(4)	The value per Mano Share of $0.10896 is determined by using the Black-Scholes option pricing model with the following assumptions: no dividends; a weighted volatility of Mano’s share price of 73.9%; a weighted average annual risk free rate of 3.5%; and an expected life of five years. The exchange rate used to convert Canadian dollars to US dollars is one US dollar equals $0.9795 (OANDA Rates).

(5)	Dr. Elder had a Consultancy Agreement with Mano and the amount payable was pursuant to the terms of the Consultancy Agreement.
Share-based awards, option based awards and non-equity incentive plan compensation
The following table sets out the outstanding share-based awards and option-based awards held by the directors as at December 31, 2008:

	Option-based Awards				Share-based Awards
						Market or
						payout value
				Value of		of share-
	Number of			unexercised	Number of	based
	securities	Option		in-the-	shares or	awards that
	underlying	exercise	Option	money	units of share	have not
	unexercised	price	expiration	options(1)	that have not	vested
Name	options	($)	date	($)	vested	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Guido E. Pas	500,000	$0.24	Mar 23, 2009(2)	Nil	Nil	Nil
	500,000	$0.22	Jul 25, 2010	Nil	Nil	Nil
	500,000	$0.23	Jul 31, 2011	Nil	Nil	Nil
	750,000	$0.20	Jan 17, 2013	Nil	Nil	Nil

Malcolm Burne	100,000	$0.24	Mar 23, 2009(2)	Nil	Nil	Nil
	150,000	$0.22	Jul 25, 2010	Nil	Nil	Nil
	150,000	$0.23	Jul 31, 2011	Nil	Nil	Nil
	1,000,000	$0.20	Jan 17, 2013	Nil	Nil	Nil

Tom Elder	500,000	$0.24	Mar 23, 2009(2)	Nil	Nil	Nil
	500,000	$0.22	Jul 25, 2010	Nil	Nil	Nil
	500,000	$0.23	Jul 31, 2011	Nil	Nil	Nil
	1,000,000	$0.20	Jan 17, 2013	Nil	Nil	Nil

(1)	The closing market price of Mano’s Shares on the TSXV on December 31, 2008 was $0.05. None of the unexercised options were “in-the-money” as at December 31, 2008.

(2)	The options expired unexercised.
Incentive plan awards — value vested or earned during the year

Non-equity incentive
	Option-based awards –		plan compensation –
	Value vested during the	Share-based awards –	Value earned during the
	Year(1)	Value vested during the	year
Name	($)	year ($)	($)
(a)	(b)	(c)	(d)

Guido E. Pas	Nil	Nil	Nil

Malcolm Burne	Nil	Nil	Nil

Tom Elder	Nil	Nil	Nil

(1)	The share options awarded to the directors above in 2008 vested at the time of the award. The share price at the time of vesting on January 17, 2008 was $0.18 per share compared with an exercise price of $0.20. Therefore the value of options vested during the year is zero.

Indebtedness of Directors and Executive Officers
No individual who is, or at any time during the most recently completed financial year of Mano was, a director or executive officer of Mano nor any associate or affiliate of any such director or executive officer is or at any time since the beginning of the most recently completed financial year of Mano has been indebted to Mano or any of its subsidiaries or is or at any time since the beginning of the most recently completed financial year of Mano has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Mano or any of its subsidiaries.
Audit Committee and Corporate Governance
AUDIT COMMITTEE
Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia) Mano is required to have an Audit Committee, which, at the present time, is comprised of Guy Pas (financially literate and independent director), Malcolm Burne (financially literate and an independent director) and Luis da Silva (financially literate).
Mano must also, pursuant to the provisions of National Instrument 52-110 — Audit Committees (“NI 52-110”), which came into force on March 17, 2008, have a written charter which sets out the duties and responsibilities of its Audit Committee.
Audit Committee Charter
Mano’s Audit Committee Charter is attached to the Circular as Exhibit VI.
Relevant Education and Experience
The members of the Audit Committee have the following education and experience:
1.	Mr. Malcolm Burne is an independent businessman and corporate director. He has been involved in a number of public resource companies.

2.	Mr. Luis da Silva is a graduate mining engineer involved in both public and private businesses. He has gained extensive international experience in an internal audit capacity after completing his MBA.

3.	Mr. Guido E. Pas is an independent financier and corporate director. He has been involved in a number of start-up and early-stage resource ventures.
As a result of their respective business experience, each member of the Audit Committee (i) has an understanding of the accounting principles used by Mano to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) has experience in analysing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Mano’s financial statements, and (iv) has an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight
At no time since the commencement of Mano’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Mano Board.
Reliance on Certain Exemptions
At no time since the commencement of Mano’s most recently completed financial year has Mano relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
The Audit Committee must pre-approve all expenditure for the engagement of non-audit services. At each Audit Committee Meeting the auditors are requested to produce a summary detailing both audit and non-audit services.
External Auditor Service Fees (By Category)
The aggregate fees billed by Mano’s external auditors in each of the last two financial years for audit fees are as follows:

Financial Year
Ending	Audit Fees ($)		Audit Related Fees ($)	Tax Fees ($)		All Other Fees ($)

2008	209,029	(1)	Nil	40,620	(2)	285,721	(3)

2007	45,000		Nil	72,000	(2)	100,000	(3)

(1)	This includes Mano’s audit fee for 2008 of $86,497. It also includes Stellar’s audit fees for 2008 of $50,651 and for 2007 of $63,000. The 2007 audit fee for Stellar was not accrued in 2007.

(2)	Fees charged for tax compliance.

(3)	All other fees relate to the postponed listing of Stellar on AIM due to market conditions.
Exemption
Mano is relying on the exemption in Section 6.1 of NI 52-110 which exempts venture issuers, as defined in National Instrument 51-102 from the requirements to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form if filed, as prescribed by NI 52-110.
CORPORATE GOVERNANCE
In accordance with the requirements of National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines, Mano is required to give full and complete disclosure of its systems of corporate governance. Mano is a Tier 1 listed company which has its common shares traded on the TSXV and the AIM market operated by the London Stock Exchange. The following describes Mano’s approach to corporate governance.
Mano Board
The Mano Board currently consists of five directors, Luis da Silva, President and Chief Executive Officer, David Evans, Non-Executive Chairman (with effect from October 1, 2008), and Non-Executive Directors, Guido E. Pas, Malcolm Burne and Kirill Zimin.

NI 58-101 distinguishes independent and non-independent directors. For the purposes of NI 58-101, Mr. da Silva does not qualify as an independent director as he is an executive officer of Mano. Messrs. Pas and Evan’s are not independent as they were executive officers of Mano within the last three years. Mr. Burne and Mr. Zimin are independent directors pursuant to NI 58-101.
The Mano Board has the responsibility to ensure that the Mano Board functions independently of management. Mr. David Evans is the Non-Executive Chairman of the Mano Board and is compensated by Mano for the provision of such services. In the view of the Mano Board, the fact that Mr. Evans is compensated by Mano does not impair his ability to lead the Mano Board independently of management. The independent directors are able to instruct independent advisors on any matters that they determine they need independent advice.
The Mano Board is responsible for the conduct of Mano’s affairs and the success of the business. The main functions and responsibilities of the Mano Board are detailed below:
1.	identifying and monitoring the principal risks facing the business and where-ever possible to mitigate the impact of these risks;

2.	stewardship of the financial affairs of Mano;

3.	ensuring effective communication with all stakeholders including shareholders, employees, the public and other interested parties; and

4.	approving Mano’s strategy and objectives, operating plans, key transactions and budgets as presented by management.
The Mano Board is currently of the view that the respective corporate governance roles of the Mano Board and management are clear and that the limits to management’s responsibility and authority are reasonably well-defined. The key responsibilities of the executive directors are defined in their contracts of employment. The non-executive directors are all experienced directors who hold or have held similar positions with other listed companies, and are therefore experienced when it comes to performing their duties and responsibilities for Mano.
The Mano Board is responsible for approving operating plans recommended by management. Mano Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.
The Mano Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Mano’s business in the ordinary course, managing Mano’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.
The Mano Board believes that its current composition is sufficient to ensure that it can function independently of management. The Mano Board does not have, and does not consider it necessary to have, any other formal structures or procedures in place to ensure that the Mano Board can function independently of management. In the event of a conflict of interest at a meeting of the Mano Board, the conflicted director will, in accordance with corporate law and in accordance with his fiduciary obligations as a director of Mano, disclose the nature and extent of his interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships
The following directors of Mano are also directors of other publicly traded companies as set out below:

Name of Director	Name of Reporting Company

Malcolm Burne	Golden Prospect Precious Metals Plc; Jubilee Platinum Plc

Guido E. Pas	Afren Plc; Africa West Minerals Corp.
The following is the attendance record of each director for all Mano Board meetings held during Mano’s fiscal year ended December 31, 2008:

Name of Director	Board Meetings Attended
Guido E. Pas	10 of 10

Malcolm Burne	9 of 10

David Evans	10 of 10

Luis da Silva	10 of 10
Orientation and Continuing Education
At present, Mano does not provide a formal orientation and education program for new directors. However, new directors are given the opportunity to familiarise themselves with Mano, the current directors and members of management. Mano currently has no specific policy regarding continuing education for directors, and requests for continuing education are encouraged, and dealt with on a case-by-case basis.
Ethical Business Conduct
The primary step taken by Mano to encourage and promote a culture of ethical business conduct is to undertake appropriate due diligence on proposed directors, and ensure that proposed directors, along with current directors, are of the highest ethical standards. Mano does not currently have a written code of ethics. The Mano Board monitors the ethical conduct of Mano and ensures that it complies with applicable legal and regulatory requirements, such as those of applicable securities commissions and stock exchanges. The Mano Board has found that the fiduciary duties placed on individual directors by Mano’s governing corporate legislation on the individual director’s participation in decisions of the Mano Board in which the director has an interest, have been sufficient to ensure that the Mano Board operates independently of management and in the best interests of Mano. When discussing potential transactions and agreements where a director has an interest, that director will be expected to disclose that interest to the Mano Board and if necessary the Mano Board may ask that director not to participate in the ensuing discussion and/or voting on that particular transaction and/or agreement.
Nomination of Directors
Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Mano Board and management. Candidates are put forth by the Mano Board and management and considered and discussed. If a candidate looks promising, the Mano Board and management will conduct due diligence on the candidate and if the results are satisfactory, the candidate is invited to join the Mano Board. The Mano Board does not have a nominating committee.
Compensation
The compensation for Executive and Non-Executive Directors is determined by the Remuneration Committee. The responsibilities and composition of the Remuneration Committee are discussed under Mano’s executive compensation disclosure.
Other Mano Board Committees
Other than the Audit Committee and Remuneration Committee Mano had no other Mano Board Committees that were active during the 2008 fiscal year.
Assessments
At present, the Mano Board does not have a formal process for assessing whether the Mano Board, its committees and individual directors are performing effectively. The Mano Board is of the view that Mano’s shareholders are the most important assessors of Mano Board performance and that they provide the most effective and objective assessment of the Mano Board’s performance.
Risk Factors
In assessing the Merger, the Shareholders should carefully consider the risks described in Aura’a final prospectus dated March 24, 2008 and the risks associated with Mano described below. The Merger and the operations of the merged company are subject to certain risks which are described below. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Mano or Aura, may also adversely affect the business of the merged company.
Risks relating to the Merger
The Combination Agreement may be terminated by Mano or Aura in certain circumstances, in which case the market price for Aura Shares may be adversely affected.
Each of Mano and Aura has the right to terminate the Combination Agreement in certain circumstances. Accordingly, there is no certainty, nor can Aura provide any assurance, that the Combination Agreement will not be terminated by either Mano or Aura before the completion of the Merger. In addition, the completion of the Merger is subject to a number of conditions precedent, certain of which are outside the control of Mano or Aura, including Aura Shareholders approving the Merger and required regulatory approvals being obtained by Mano and Aura.
There is no certainty, nor can Aura provide any assurance, that these conditions will be satisfied. If for any reason the Merger is not completed, the market price of Aura Shares may be adversely affected. Moreover, if the Combination Agreement is terminated, there is no assurance that the Aura Board will be able to find a party willing to pay an equivalent or a more attractive price for Aura Shares than the price to be paid pursuant to the terms of the Combination Agreement.

Under the Merger, Aura Shareholders will receive Mano Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, Mano Shares received by Aura Shareholders under the Merger may have a lower market value than expected.
Aura Shareholders will receive a fixed number of Mano Shares under the Merger, rather than Mano Shares with a fixed market value. Because the Merger Consideration will not be adjusted to reflect any change in the market value of the Mano Shares, the market value of Mano Shares received under the Merger may vary significantly from the market value at the dates referenced in this Circular.
The issue of Mano Shares under the Merger and their subsequent sale may cause the market price of Mano Shares to decline.
As of the date hereof, 317,810,818 Mano Shares were issued outstanding and an aggregate of 40,520,000 Mano Shares were subject to outstanding options and warrants to purchase or acquire Mano Shares. Mano currently expects that in connection with the Merger it will issue approximately 105,263,790 Mano Shares and reserve approximately 38,354,981 Mano Shares for issue on exercise or conversion of Replacement Options and Aura Warrants. The issue of these new Mano Shares and their sale and the sale of additional Mano Shares that may become eligible for sale in the public market from time to time could depress the market price for Mano Shares.
Risks relating to the Operations of the Merged Company
The merged company may not realise the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Mano and Aura.
The success of the merged company will depend in large part on the success of management of the merged company in integrating the operations, technologies and personnel of Aura with those of Mano after the Effective Date. The failure of the merged company to achieve such integration could result in the failure of the merged company to realise any of the anticipated benefits of the Merger and could impair the results of operations, profitability and financial results of the merged company.
In addition, the overall integration of the operations, technologies and personnel of Aura into the merged company may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention.
Risks relating to Mano
Mano is subject to a number of risk factors due to the fundamental nature of the exploration business in which it is engaged, the countries in which it primarily operates and adverse movements in commodity prices. In recent months the fall in commodity prices has affected the economics of both existing and potential mines. Mano seeks to counter exploration risk as far as possible by selecting exploration areas on the basis of their recognised geological potential to host high grade gold, diamond and iron ore deposits.
The under-explored Archaean terrain on which Mano focuses in West Africa is also subject to a second significant risk, namely, political. While the region has suffered serious civil unrest and armed conflict in the past (which is the basic reason why it remained under-explored), conditions have improved markedly in recent years. The following risk factors should be given special consideration:

Exploration and production may not prove successful, involve risks and have no guaranteed outcome
Mano’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.
Mano’s exploration and production may be hampered by mining, heritage and environmental legislation, industrial accidents, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of Mano also depends on the delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and production activities.
Exploration and production on Mano’s existing exploration and mining tenements may prove unsuccessful. Mineable resources may become depleted resulting in a reduction of the value of those tenements and a diminution in the cash flow and cash reserves of Mano as well as possible relinquishment of the exploration and mining tenements.
Risks involved in mining operations include unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of any material, any of which could result in damage to life or property, environmental damage and possible legal liability. Further, weather conditions over a prolonged period can adversely affect exploration, production, mining and drilling operations and the timing of earning revenues.
Whether income will result from any of Mano’s projects will depend on the successful establishment of mining operations. Factors including costs, actual mineralisation, consistency and reliability of ore grades and commodity prices affect successful project development, future cash flow and profitability, and there can be no assurance that current estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development.
Development of certain of Mano’s prospective projects will require granting of additional licences
Certain of Mano’s mining tenements do not currently provide for the development of a mine. Consequently, Mano will be required to obtain further licences from the respective government departments in the applicable countries of operation (mining, environmental and otherwise). Mano expects to be able to acquire such licences/permits, when appropriate, but there can be no assurance that such rights will ultimately be obtained.
Licences are subject to renewal
All tenements in which Mano has interests are subject to renewal conditions. The granting, maintenance and renewal of tenements often depends on Mano being successful in obtaining required statutory approvals for proposed activities. While Mano anticipates that subsequent renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith.
Title to mineral properties
While Mano has undertaken all the customary due diligence in the verification of title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.
Mano has to compete for access to land, resources and personnel
Mines have limited lives and, as a result, Mano will have to continually seek to replace and expand its reserves through the acquisition of new properties. Competition in the mineral exploration and development business is intense and could adversely affect Mano’s ability to develop its properties. Mano competes with numerous individuals and companies, including major mining companies, many of which have greater financial and operational resources than Mano. There is a high degree of competition for the discovery and acquisition of properties considered to have a commercial potential. Mano competes with other mining companies for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.
Mano’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes, and other environmental occurrences, as well as political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labour disputes or changes in regulatory environment, monetary losses and possible legal liability. It is not always possible to obtain insurance against all such risks and Mano may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Mano or to other companies in the mining industry on acceptable terms. Although Mano maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations, and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of Mano.
Mineral resource estimates are estimates only and Mano has no formal reserve estimate
Mano has no formal reserve estimate. Mano’s reported mineral resources are only estimates. Mineral resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. There are numerous uncertainties inherent to estimating mineral resources, including factors beyond the control of Mano. There is no assurance that mineral resources can be economically mined. Mineral resources that are not mineral reserves do not have demonstrated economic viability. A mineral resource is not the equivalent of a commercially mineable ore body or a mineral reserve.

Assumptions about prices are subject to even greater uncertainty and metals prices have fluctuated widely in the past. Changes in operating and capital costs and other factors, including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect mineral resources. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral resources uneconomic and may ultimately result in a restatement of resources.
Mano cannot give any assurance that the estimated mineral resources will be recovered if Mano proceeds to production or that they will be recovered at the volume, grade and rates estimated. The failure of Mano to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), physical characteristics of ores, such as hardness, the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining, ore haulage and processing.
Mano’s mining activities are subject to environmental risks and regulations
Mining is an industry which has become subject to increasing environmental responsibility and liability. Mano’s activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. The potential for liability is an ever-present risk. Mano cannot give any assurance that, despite its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition and its results from operations. To the extent that Mano becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to Mano and could have a material adverse effect on Mano.
Mining operations in Liberia, Sierra Leone and Guinea are subject to laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground, the discharge of materials into the environment and protection of endangered species, and to laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Environmental laws may change and make the mining and processing of ore uneconomic, or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. Compliance with such laws may cause delays or require capital outlays in excess of those anticipated, causing an adverse effect on Mano. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.
Environmental legislation is evolving in a manner that may result in stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Mano’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Mano must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.
Mano’s operations are subject to other forms of government regulation and permitting
Mano’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Although Mano’s exploration and planned development activities are currently believed by Mano to be carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Many of the mineral rights and interests of Mano are subject to government approvals, licences and permits. The granting and enforcement of the terms of such approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that Mano will be successful in maintaining any or all of the various approvals, licences and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Mano may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a material adverse impact on Mano and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both subprime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of Mano to obtain equity or debt financing in the future on terms favourable to Mano. If these increased levels of volatility and market turmoil continue, Mano’s operations could be adversely impacted and the trading price of Mano Shares may be adversely affected.
Market Price of Mano Shares
Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Mano Shares is also likely to be significantly affected by changes in the price of commodities or in Mano’s financial condition or results of operations as reflected in its earnings reports. If an active market for the Mano Shares does not continue, the liquidity of an investor’s investment may be limited and the price of the Mano Shares may decline. As a result of any of these factors, the market price of the Mano Shares at any given point in time may not accurately reflect the long-term value of Mano. Securities class-action litigation has sometimes been brought against companies following periods of volatility in the market price of their securities. Mano may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Mano operates in foreign jurisdictions
Mano’s operations in Liberia, Sierra Leone and Guinea are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties vary from country to country and include, but are not limited to, currency exchange rates; high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange; changing political conditions and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or otherwise benefit residents of that country or region.
Changes, if any, in mining or investment policies or shifts in political attitude in any of the countries in which it operates may adversely affect Mano’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, ‘black economic empowerment’ or similar policies, employment, contractor selection and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.
The occurrence of these various factors adds uncertainties that cannot be accurately predicted and could have an adverse effect on Mano’s operations or profitability.
Mano’s operations are conducted through subsidiaries
Mano conducts most of its foreign operations through subsidiaries and holds its assets in such subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between Mano and its subsidiaries could restrict Mano’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Mano’s valuation and stock price.
Exchange rate fluctuations
Fluctuations in currency exchange rates can significantly impact cash flows. The U.S. dollar exchange rate in particular has varied substantially over time. The U.S. dollar has strengthened considerably vis-à-vis the UK pound during the second half of 2008. While Mano has historically raised a large proportion of its equity financing in UK pounds most of Mano’s exploration costs, are denominated in U.S. dollars.
Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. Mano did not engage in currency hedging to offset the risk of exchange rate fluctuation during 2008. However, the Mano Board has decided to enter into currency forward contracts in 2009 to hedge part of its exposure to the UK pound.

Mano relies on its key personnel and the loss of one or more of these persons may adversely affect Mano
Mano’s prospects depend in part on the ability of its executive officers, senior management and key consultants to operate effectively, both independently and as a group. To manage its growth, Mano must attract and retain additional highly qualified management, technical, sales and marketing personnel and continue to implement and improve operational, financial and management information systems. Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors.
Certain directors are involved in other mining interests
Certain directors of Mano are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnership or joint ventures which are potential competitors of Mano. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Mano. Directors and officers of Mano with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.
Mano does not have any material production revenues
To date, Mano has not recorded any material revenues from its mining operations nor has Mano commenced commercial production on any of its properties other than the bulk sampling that is currently taking place on the Mandala Project operated by Stellar. There can be no assurance that significant additional losses will not occur in the near future or that Mano will be profitable in the future. Mano’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Mano’s acquisition of additional properties and other factors, many of which are beyond Mano’s control. Mano expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of Mano’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that Mano will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.
Mining is inherently dangerous and subject to conditions or events beyond the control of Mano, and any operating hazards could have a material adverse effect on its business
Mining involves various types of risks and hazards, including: environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structure cave-ins or slides, flooding, fires and interruption due to inclement or hazardous weather conditions.
These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. Mano may suffer a material adverse effect on its business and the value of its securities may decline if it incurs losses related to any significant events that are not covered by insurance policies.

Mano has not historically paid dividends
Mano has historically not paid cash dividends on the Mano Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Mano Board and will depend upon, among other things, conditions then existing, including Mano’s earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.
Legal Proceedings
Mano is not aware of any material legal proceedings, actual, contemplated or threatened to which Mano or any of its subsidiaries is a party or to which any of their assets are subject.
Interests of Management and Others in Material Transactions
Other than as disclosed below, none of the directors or officers of Mano, persons beneficially owning, or controlling or directing, directly or indirectly, Mano Shares carrying more than 10% of the voting rights attached to the outstanding Mano Shares, nor any associate or affiliate of any of the foregoing persons, has had a direct or indirect material interest in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would be reasonably expected to materially affect Mano or a subsidiary of Mano.
Guy Pas and Malcolm Burne, both directors of Mano, own 2,750,000 Aura Shares (approximately 4.1%) and 250,000 Aura Shares (approximately 0.4%), respectively. Given their interest, both directors abstained from voting on the Merger.
The minority shareholders of African Iron Ore Group Limited (“AIOG”) who sold their interests to Severstal pursuant to the SPSA (defined and described below under the heading “Information Concerning Mano and Newco — Material Contracts”) include AddVenture Capital Partners Ltd. a resources investment management company of which Guy Pas, a director of Mano, is both a director and controlling shareholder (holding a 35.23% interest), and First Investors Guarantee Ltd., a resources portfolio company in which Malcolm Burne, a director of Mano, holds an immaterial interest. AddVenture Capital Partners Ltd. held 7.5% of AIOG and First Investors Guarantee Ltd. held 5% of AIOG which interests were sold to Severstal pursuant to the SPSA for US$3.75 million and US$2.5 million, respectively.
Auditors, Transfer Agents and Registrar
The auditor of Mano is BDO Stoy Hayward LLP, 55 Baker Street, London W1U 7EU, United Kingdom.
The transfer agent and registrar for the Mano Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Bristol, United Kingdom.
The auditor and transfer agent are expected to continue as such following the Merger.
Material Contracts
Other than the Combination Agreement and Plan of Merger described herein and contracts entered into in the ordinary course of business, the following is a list of material contracts which were entered into: (a) since the beginning of Mano’s last financial year ending before the date hereof, or (b) before such time and are still in effect, together with particulars of each such contract:

1.	Letter of intent dated April 15, 2009 between Mano and Aura (the “LOI”).

Mano and Aura entered into the LOI with respect to the proposed business combination of Mano and Aura. The LOI set out the principal terms of the proposed business combination anticipated to be effected as a merger of Aura and a subsidiary of Mano under the corporate laws of the BVI, subject to the approval of a majority of the votes cast by Shareholders at a shareholders meeting, pursuant to which Shareholders would receive 1.57 Mano Shares in exchange for each Aura Share. The Combination Agreement incorporated the material terms of the LOI and superseded and replaced the LOI.

2.	Amending agreement to the LOI dated May 14, 2009.

Pursuant to an amendment to the LOI, Mano and Aura agreed to extend the deadline to enter into the Combination Agreement from May 15, 2009 to June 12, 2009.

3.	Second amending agreement to the LOI dated June 12, 2009.

Pursuant to a second amendment to the LOI, Mano and Aura agreed to extend the deadline to enter into the Combination Agreement from June 12, 2009 to June 30, 2009.

4.	Agreement for the sale and purchase and subscription of shares in AIOG dated May 22, 2008 among Mano, Mano River Iron Ore Holdings Ltd., AIOG, Lybica, Severstal and other sellers (the “SPSA”).

The SPSA provided for the acquisition by Lybica, an indirect wholly-owned subsidiary of Severstal, of 25% of the issued and outstanding shares of AIOG for US$12.5 million from Mano River Iron Ore Holdings Ltd., a wholly-owned subsidiary of Mano, and a further 20% of the issued and outstanding shares of AIOG from the minority interest parties in AIOG, for US$10 million. It also provided for the subscription by Lybica for new ordinary shares in AIOG for an aggregate price of US$15 million. The acquisitions and the subscription gave Lybica a 61.5% stake in AIOG. Mano and Lybica also agreed to enter into a shareholders agreement at closing to govern the ongoing relationship between the two shareholders and a US$15 million facility agreement to fund operations of AIOG up to the completion of a bankable feasibility study on the Putu Project.

5.	Subscription agreement dated May 22, 2008 between Mano and Lybica (the “Subscription Agreement”).

Lybica entered into the Subscription Agreement with Mano for the purchase of 20,000,000 Mano Shares at £0.10 per Mano Share and 20,000,000 Mano Share purchase warrants which are exercisable at a price of £0.14 at any time up to and including November 29, 2009, for gross proceeds of approximately £4 million.

In addition, Lybica was granted the right to appoint a nominee to the Mano Board for a period of 3 years ending May 30, 2011, provided it maintains a shareholding of at least 5% in Mano on non-diluted basis, and thereafter provided it maintains a shareholding of at least 10% in Mano on a non-diluted basis. Any nominee is subject to approval by the TSXV.
Experts
Information of an economic, scientific or technical nature regarding the New Liberty Gold Project, Putu Project, Kono Project and Mandala Project included in this Circular are based on the New Liberty Technical Report, Putu Technical Report, SL Diamond Technical Report

and Guinea Diamond Technical Report, respectively (collectively, the “Technical Reports”) which Technical Reports were prepared by Dexter Ferreira and Pierre Fourie of LQS, Howard Baker of SRK, Paul Sobie and Ian McGeorge of MPH and Peter Walker and Paul Sobie of MPH, respectively, who are each “Qualified Persons” as such term is defined in NI 43-101. Each of the authors of the Technical Reports is independent of Mano within the meaning of NI 43-101, and to the best of Mano’s knowledge, beneficially owns, controls or directs, directly or indirectly, no Mano Shares or other property of Mano or its associates or affiliates.
Certain information of an economic, scientific or technical nature that has arisen after the date of the Technical Reports has been provided under the supervision of Tom Elder, past President & CEO of Mano and Karl Smithson, President & CEO of Stellar, both “Qualified Persons” as such term is defined in NI 43-101 both of whom are not independent of Mano within the meaning of NI 43-101. To the best of Mano’s knowledge, Tom Elder beneficially owns, controls or directs, directly or indirectly, 1,031,250 Mano Shares, or its associates of affiliates. To the best of Mano’s knowledge, Karl Smithson beneficially owns, controls or directs, directly or indirectly, 445,459 Mano Shares, and beneficially owns, controls or directs, directly or indirectly, 79,115 shares of Stellar. To the best of Mano’s knowledge, they each hold no other interest in any other property of Mano or its associates or affiliates.
BDO Stoy Hayward LLP, auditors of Mano, have advised Mano that they beneficially own, control or direct, directly or indirectly, no Mano Shares and have no interest in any other property of Mano or its associates or affiliates.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
To the knowledge of management, except as otherwise disclosed herein, no informed person of the Company and no associate or affiliate of any informed person of the Company has any material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed financial year, which has materially affected the Company or any of its subsidiaries or in any proposed transaction, which has had or would have such an effect.
AUDITORS
Deloitte & Touche LLP are the auditors for the Company and were first appointed as the auditors for the Company on October 6, 2008.
OTHER MATTERS
As at the date of this Circular, management is not aware of any matter which may be submitted at the Meeting other than those mentioned in the Notice of Meeting.
ADDITIONAL INFORMATION
The Company is a reporting issuer in the Canadian provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia, and, accordingly, it must file financial reports and management proxy circulars with the British Columbia Securities Commission, the Alberta Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission and the Nova Scotia Securities Commission. Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and related management’s discussion and analysis for its most recently completed financial year. Such documents are available upon request to the secretary of the Company or at www.sedar.com. The Company may require the payment of a reasonable charge, if such request is made by a person other than a holder of securities of the Company.
APPROVAL OF THE BOARD OF DIRECTORS
The Board of Directors of the Company has approved the content of this Circular together with accompanying Notice and Proxy Form and authorized their distribution to the Shareholders.
Signed in Didcot, United Kingdom, the 19th day of August, 2009.
(Signed)
John A. Gray
President and Chief Executive Officer

EXHIBIT I
MERGER RESOLUTION
AFRICAN AURA RESOURCES LIMITED
(the “Company”)
RESOLVED THAT the Plan of Merger (as defined in the circular of the Company dated August 19, 2009) in the form produced to the meeting and initialled by the chairman for the purpose of identification be and is hereby authorised.

I-1

EXHIBIT II
COMBINATION AGREEMENT

II-1

Execution Version
MANO RIVER RESOURCES INC.
- and -
AFRICAN AURA RESOURCES LIMITED

___
COMBINATION AGREEMENT

___
June 30, 2009

-i-

TABLE OF CONTENTS
(continued)

-ii-

COMBINATION AGREEMENT
THIS COMBINATION AGREEMENT made as of the 30th day of June, 2009

BETWEEN:	MANO RIVER RESOURCES INC., a corporation existing under the laws of British Columbia (hereinafter referred to as “Mano”)

AND:	AFRICAN AURA RESOURCES LIMITED, a company existing under the laws of the British Virgin Islands (hereinafter referred to as “Aura”)
WHEREAS Mano and Aura (“the parties”) wish to enter into an agreement providing for the merger of Manaar Limited (“Mano Subco”), a wholly-owned subsidiary of Mano, and Aura under the BVI Business Companies Act, 2004 (the “Merger”) subject to the terms and conditions of this Agreement, as a result of which the surviving company shall become a wholly-owned subsidiary of Mano and various business continuity covenants relating to Aura and SurvivorCo (as defined herein) as contemplated herein shall become effective;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, the shareholders of Aura identified in Schedule A attached hereto (the “Supporting Aura Shareholders”) will enter into support and voting agreements with Mano in the form attached hereto as Schedule D (the “Support and Voting Agreements”) evidencing, among other things, their agreement to vote in favour of the Merger Resolution (as defined herein) and the other matters contemplated herein and their agreement, subject to certain terms and conditions, not to sell, trade, pledge or enter into any other agreements in respect of their Aura Shares (as defined herein); and
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Mano Subco, Aura and Mano will enter into a plan of merger in relation to the Merger.
NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:
1.1.1	“Acquisition Proposal” means any proposal or offer made by any person (other than Mano or an Affiliate of Mano) with respect to (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, liquidation, dissolution, reorganization, business combination or any similar transaction involving Aura or any of its Subsidiaries; (ii) the acquisition in any manner, directly or indirectly, by any person (or group of persons acting jointly or in concert) of all or substantially all of the assets of Aura or any of its Subsidiaries (or any lease, long-term supply agreement or other arrangement having a similar economic effect to the purchase or sale of such assets) out of the ordinary course of business; (iii) the acquisition in any manner, directly or indirectly, by any person (or group of persons acting jointly or in concert) of beneficial or registered ownership of any Aura Shares or other securities which could have the effect of such person (or group of persons acting jointly or in concert) acquiring or beneficially owning or exercising control or direction over (in a single transaction or a series of related transactions) more than 20% of the issued and outstanding Aura Shares or otherwise granting a shareholder of Aura de facto control of Aura; or (iv) any sale of treasury shares of Aura or any Subsidiary or securities convertible, exercisable or exchangeable for such treasury shares which exceed 20% of the issued and outstanding Aura Shares in a single transaction or a series of related transactions or otherwise granting a shareholder of Aura de facto control of Aura;

1.1.2	“Affiliate” has the meaning ascribed thereto in Section 1(2) of the Securities Act;

1.1.3	“Agreement” means this Combination Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

1.1.4	“AIM” means the AIM Market of the London Stock Exchange;

1.1.5	“Alternative Transaction” has the meaning ascribed thereto in Section 5.2(u);

1.1.6	“Applicable Privacy Laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including without limitation the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law;

1.1.7	“Associate” has the meaning ascribed thereto in Section 1(1) of the Securities Act;

1.1.8	“Articles of Merger” means the articles confirming the Merger required under the Companies Act to be filed with the Registrar;

1.1.9	“Aura Disclosure Documents” means all documents and information filed on SEDAR by Aura since January 1, 2008;

1.1.10	“Aura Meeting” means the meeting of Aura Shareholders (including any adjournment or postponement thereof contemplated by this Agreement) that is to be convened to consider and, if deemed advisable, to approve the Merger Resolution;

1.1.11	“Aura Mining Rights” means the Permits, concessions and similar rights entitling Aura or a Subsidiary of Aura to explore or prospect for minerals, details of which are set out in Schedule E;

1.1.12	“Aura Options” means the 4,650,000 options to purchase Aura Shares outstanding and unexercised and granted under the Aura Stock Option Plan and set out in Schedule B;

1.1.13	“Aura Share Consideration” means (subject to adjustment in accordance with Section 2.10) 1.57 Mano Shares for each issued and outstanding Aura Share;

1.1.14	“Aura Shareholders” (individually, an “Aura Shareholder”) means the holders of the issued and outstanding Aura Shares, from time to time;

1.1.15	“Aura Shares” (individually, an “Aura Share”) means shares in the share capital of Aura;

1.1.16	“Aura Stock Option Plan” means the stock option plan of Aura for the benefit of officers and key employees of Aura adopted by Aura on November 23, 2007, as it may be amended from time to time;

1.1.17	“Aura Warrants” means the 19,779,924 warrants to acquire Aura Shares set out in Schedule B;

1.1.18	“Board of Directors” means the board of directors of Aura or Mano, as the case may be;

1.1.19	“Business Day” means any day on which commercial banks are generally open for business in London, England, Vancouver, British Columbia, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in any of such cities under applicable Laws;

1.1.20	“BVI” means the British Virgin Islands;

1.1.21	“Certificate of Merger” means the certificate issued by the Registrar attesting to the Merger pursuant to Section 171 of the Companies Act;

1.1.22	“Change in Recommendation” has the meaning ascribed thereto in Section 7.2.1(c)(i);

1.1.23	“Circular” means the notice of the Aura Meeting and accompanying management information circular, including all schedules thereto, to be prepared and sent by Aura to Aura Shareholders in connection with the Aura Meeting;

1.1.24	“Companies Act” means the BVI Business Companies Act, 2004 as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.25	“Compensation Fee” has the meaning ascribed thereto in Section 7.3.1;

1.1.26	“Confidentiality Agreement” means the letter agreement dated October 1, 2008 between Aura and Mano, relating to the confidentiality of negotiations and information;

1.1.27	“Contracts” (individually, a “Contract”) means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, deeds, indentures, instruments, entitlements, commitments, undertakings and orders made by or to which Mano or Aura, as the case may be, or any of their respective Subsidiaries is a party or by which Mano or Aura, as the case may be, or any of their respective Subsidiaries is bound or under which Mano or Aura, as the case may be, or any of their respective Subsidiaries has, or will have, any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares;

1.1.28	“Depository” means Computershare Investor Services Inc.;

1.1.29	“Disclosed Personal Information” has the meaning ascribed thereto in Section 5.10;

1.1.30	“Dissenting Shareholder” means an Aura Shareholder who properly gives to Aura a written notice of his decision to elect to dissent from the Merger in accordance with section 179 of the Companies Act;

1.1.31	“Dissenting Shares” means Aura Shares that are held by a Dissenting Shareholder;

1.1.32	“Effective Date” means the date on which the Merger becomes effective under BVI law;

1.1.33	“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of pre-emption, privilege or any option, right of pre-emption, privilege or contract to create any of the foregoing;

1.1.34	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

1.1.35	“Exchange Ratio” means (subject to adjustment in accordance with Section 2.10) 1.57 Mano Shares for each Aura Share;

1.1.36	“GAAP” means the generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants, including the accounting recommendations and interpretations contained therein;

1.1.37	“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.38	“HSR Act” means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended;

1.1.39	“including” means “including without limitation” and “includes” means “includes without limitation”, in each case whether or not they are in fact followed by such words or words of like import;

1.1.40	“Indebtedness” means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations; (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other person;

1.1.41	“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB;

1.1.42	“Interim Period” means the period from the date of this Agreement to the Effective Date;

1.1.43	“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.44	“Mano Disclosure Documents” means all documents and information filed on SEDAR by Mano since January 1, 2008;

1.1.45	“Mano Options” means the 20,520,000 options to purchase Mano Shares outstanding and unexercised and granted under the Mano Stock Option Plan and set out in Schedule C;

1.1.46	“Mano Mining Rights” means the Permits, concessions and similar rights entitling Mano or a Subsidiary or Associate of Mano to explore or prospect for minerals, details of which are set out in Schedule F;

1.1.47	“Mano Shareholders” means the holders of the issued and outstanding Mano Shares, from time to time;

1.1.48	“Mano Shares” (individually, a “Mano Share”) means common shares in the share capital of Mano;

1.1.49	“Mano Stock Option Plan” means the stock option plan of Mano adopted by the Mano Board of Directors on June 2, 2003, as amended from time to time;

1.1.50	“Mano Warrants” means the 20,000,000 warrants to acquire Mano Shares set out in Schedule C;

1.1.51	“Material Adverse Effect” means, when used in relation to a party and its Subsidiaries, any change, effect, event, occurrence, circumstance, or state of facts that separately or taken together with any other change, effect, event, occurrence, circumstance or state of facts, is or would reasonably be expected to be material and adverse to the business, operations, assets or financial condition of such party and its Subsidiaries, taken as a whole, and includes any change, effect, event occurrence, circumstance or state of facts that would reasonably be expected to prevent, make illegal or materially delay or interfere with the completion of the Merger in accordance with this Agreement, other than any change, effect, event or occurrence: (i) relating to general economic, political, financial or market conditions; (ii) affecting or relating to the worldwide mining industry in general, to the extent that they do not disproportionately affect such party and its Subsidiaries, taken as a whole, in relation to other companies in the industries in which such party and its Subsidiaries operate; (iii) resulting from any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; (iv) any change in Canadian GAAP (including the transition to IFRS) or IFRS; (v) resulting from a change in the trading price of the Aura Shares or Mano Shares, as applicable, (but not any such change, effect, event or occurrence underlying such decrease to the extent such change, effect, event or occurrence would otherwise constitute a Material Adverse Effect on Aura or Mano, as applicable; (vi) relating to any change in legislation that has been announced, but not enacted, as of the date of this Agreement; (vii) relating to the execution and delivery of this Agreement, the public announcement thereof or the completion of the transactions contemplated herein; or (viii) relating to or resulting from any change in the market price or trading volume of the common shares of such party related to this Agreement and the Merger or the announcement thereof, or primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition under clauses (i), (ii), (iii), (iv), (v), (vi) or (vii) hereof; provided, however, that such change, effect, event, occurrence or state of facts referred to in clause (i), (ii), (iii), (iv), (v), (vi)

or (vii) above does not primarily relate only to (or have the effect of primarily relating only to) such party and its Subsidiaries, taken as a whole, or disproportionately adversely affect such party and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which such party and its Subsidiaries operate;

1.1.52	“Material Contracts” means each Contract, arrangement, permit, licence or understanding, written or oral, to which a party or any of its Subsidiaries is a party which involves a price or consideration of more than $100,000, or which could materially affect the business or financial condition of the applicable party and its Subsidiaries, taken as a whole;

1.1.53	“material fact”, “material change” and “misrepresentation” have the meanings ascribed thereto in the Securities Act;

1.1.54	“Material Encumbrance” means an Encumbrance with a value of $25,000 for any one Encumbrance or $100,000 in the aggregate, or any Encumbrance that could materially affect the business or financial condition of the applicable party and its Subsidiaries, taken as a whole;

1.1.55	“Meeting Date” means any date on which the Aura Meeting occurs;

1.1.56	“Merger” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.57	“Merger Resolution” means the resolution of Aura Shareholders entitled to vote thereon, substantially in the form attached hereto as Schedule 1.1.57;

1.1.58	“ordinary course of business” when used in relation to the taking of action by a party or a subsidiary thereof, means that the action: (a) is consistent in nature, scope and magnitude with the past practices of such entity and is taken in the usual, regular and ordinary course of the normal day-to-day operations of its business; and (b) does not require authorization of the shareholders or directors or any other separate or special authorization of any governmental entity;

1.1.59	“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

1.1.60	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.61	“Personal Information” means information about an identifiable individual transferred to Mano (or its Affiliates or advisors) by Aura (or its advisors) or any Subsidiary of Aura in respect of the Merger and the transactions contemplated by this Agreement;

1.1.62	“Plan of Merger” means the Plan of Merger dated the date hereof between Mano Subco, Aura and Mano in relation to the Merger attached hereto as Schedule 1.1.62;

1.1.63	“Proposed Agreement” has the meaning ascribed thereto in Section 7.4;

1.1.64	“Registrar” means the Registrar of Corporate Affairs of the BVI;

1.1.65	“Regulatory Approvals” (individually, a “Regulatory Approval”) means those sanctions, rulings, consents, orders, exemptions, permits, declarations, filings and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being filed, made or initiated) of Governmental Entities, required to effectively consummate the transactions contemplated hereby;

1.1.66	“Reimbursement Fee” has the meaning ascribed thereto in Section 7.3.2;

1.1.67	“Replacement Option” has the meaning ascribed thereto in Section 2.7.1;

1.1.68	“Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

1.1.69	“SEC” means the United States Securities and Exchange Commission;

1.1.70	“Securities Act” means the Securities Act (Ontario), as now in effect;

1.1.71	“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada;

1.1.72	“Separation Time” has the meaning provided in the Shareholder Rights Plan;

1.1.73	“Share Consolidation” means the proposed 1 for 8 share consolidation of the Mano Shares contemplated by Section 2.10;

1.1.74	“Shareholder Rights Plan” means the shareholder rights plan of Aura dated as of February 9, 2009;

1.1.75	“Subsidiary” (collectively, the “Subsidiaries”) with respect to any Person means any body corporate of which such Person is entitled to elect a majority of the board of directors thereof and shall include any other Person over which it exercises direction or control or which is in a like relation to such first Person;

1.1.76	“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal that involves all of the Aura Shares or all of the consolidated assets of Aura and its Subsidiaries for which adequate financial arrangements have been made in respect of any cash payments payable thereunder, which the Board of Directors of Aura determines, acting reasonably and in good faith after receipt of advice from its financial advisors and its legal counsel is likely to be completed on its terms taking into account all applicable financial and regulatory aspects of such proposal, and would, if consummated in accordance with its terms, result in a value to shareholders of Aura (payable either in cash or in a marketable security listed on a stock exchange, or any combination thereof) higher than the Aura Share Consideration;

1.1.77	“Support and Voting Agreements” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.78	“Supporting Aura Shareholders” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.79	“SurvivorCo” means the surviving company in the Merger;

1.1.80	“SurvivorCo Shares” means shares in the capital of SurvivorCo;

1.1.81	“Target Completion Date” means August 31, 2009, subject to the right of either party to postpone the Target Completion Date for up to an additional 30 days if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 10 days prior to the original Target Completion Date (and any subsequent Target Completion Date), or such later date as may be agreed to in writing by the parties;

1.1.82	“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Ontario, British Columbia, BVI and other Governmental Entity pension plan premiums or contributions;

1.1.83	“U.S. 1940 Act” means the United States Investment Company Act of 1940, as amended; and

1.1.84	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.
1.2 Interpretation Not Affected by Headings, etc.
The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Any capitalized terms used in any Schedule, in the Aura Disclosure Letter or the Mano Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.
1.3 Currency
All sums of money referred to in this Agreement, unless otherwise noted, are expressed in Canadian dollars.
1.4 Number, etc.
Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.
1.5 Date For Any Action
In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.6 Entire Agreement
This Agreement, the Plan of Merger and the Confidentiality Agreement (which shall terminate on the Effective Date) constitute the entire agreement between the parties hereto pertaining to the terms of the Merger and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Merger and such arrangements (including the letter agreement dated April 15, 2009 between the parties as amended on May 14, 2009 and June 12, 2009).
1.7 Statutory References, References to Persons and References to Contracts
In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.
1.8 Knowledge
1.8.1	Any reference to the knowledge of Aura shall mean to the best of the knowledge, information and belief of the persons listed in the Aura Disclosure Letter after reasonable enquiry.

1.8.2	Any reference to the knowledge of Mano shall mean to the best of the knowledge, information and belief of the persons listed in the Mano Disclosure Letter after reasonable enquiry.
ARTICLE 2
MERGER
2.1 Terms of Merger
Aura and Mano covenant and agree that the Merger will be implemented in accordance with and subject to the terms of this Agreement and the Plan of Merger.
2.2 Aura Meeting
Subject to the terms hereof, Aura covenants and agrees in favour of Mano that Aura shall:
2.2.1	convene and hold the Aura Meeting no later than August 15, 2009 for the purpose of considering the Merger Resolution;

2.2.2	subject to Section 6.4, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Aura Meeting without Mano’s prior written consent, not to be unreasonably withheld, except as required for quorum purposes, by Law or by the Aura Shareholders;

2.2.3	subject to Section 5.4, duly use all lawful and commercially reasonable efforts to obtain the approval of the Aura Shareholders of the Merger Resolution and cooperate with Mano upon its request in soliciting proxies on behalf of management of Aura pursuant to the Circular, including, if so requested by Mano, acting reasonably, using dealer and proxy solicitation services and cooperating with any Persons engaged to solicit proxies in favour of the approval of the Merger Resolution;

2.2.4	advise Mano as Mano may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Aura Meeting, as to the aggregate tally of the proxies received by Aura in respect of the Merger Resolution and the manner in which such proxies have been voted, details of any shareholders voting against the Merger Resolution or abstaining and of any written objections under section 179(2) or elections under section 179(5) of the Companies Act;

2.2.5	consult with Mano and Mano’s representatives and counsel in setting the date of the Aura Meeting and allow Mano’s representatives and counsel to attend the Aura Meeting; and

2.2.6	subject to obtaining: (i) the approval of the Merger Resolution by the requisite votes cast by Aura Shareholders, present in person or represented by proxy at the Aura Meeting; (ii) the approval of the Merger by the TSX Venture Exchange; and (iii) any other required Aura Shareholders approval to comply with any securities Laws, as soon as reasonably practicable thereafter, and subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, sign the Articles of Merger in such form as Mano may reasonably require and authorize any director of Mano Subco to file with the Registrar the Plan of Merger and the Articles of Merger, and such other documents as may be required under the Companies Act to give effect to the Merger.
2.3 Aura Board Approval of the Merger
Aura represents and warrants to and in favour of Mano and acknowledges that Mano is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that, as of the date hereof:
2.3.1	the Aura Board of Directors has determined unanimously, upon consultation with its financial advisors, that the Merger is fair from a financial point of view to all Aura Shareholders, that the Merger is in the best interests of Aura and the Aura Shareholders, and accordingly, has unanimously approved the entering into of this Agreement and the Plan of Merger, and the making of a recommendation that Aura Shareholders vote all of their Aura Shares in favour of the Merger Resolution;

2.3.2	each member of the Board of Directors has indicated his intention to vote all of his Aura Shares in favour of the Merger Resolution and has agreed that the joint press release to be issued by Aura and Mano announcing the Merger may so reference such statement of intention and that references to such intention may be made in the Circular; and

2.3.3	Thomas Weisel Partners International Limited has delivered an opinion to the Board of Directors of Aura (and its special committee) to the effect that the consideration to be received under the Merger is fair from a financial point of view to the Aura Shareholders.
2.4 Aura Circular
Aura shall prepare the Circular together with any other documents required by the Securities Act or other applicable Laws in connection with the Merger and Aura shall cause the Circular and other documentation required in connection with the Aura Meeting to be sent to each Aura Shareholder (and all such other Persons as may be required) and filed as required by applicable Laws as soon as reasonably practicable having regard to Section 2.2.1. Mano and its counsel shall be given reasonable opportunity to review and comment upon draft versions of the Circular prior to its being sent to each Aura Shareholder (and other Persons) and filed as required by applicable Laws and all reasonable comments made by Mano and its counsel shall be taken into consideration and incorporated in the Circular, recognizing that whether or not such comments are appropriate will be determined by Aura, acting reasonably; provided that all comments with respect to information related to Mano or provided by or on behalf of Mano and relating to Mano for the purpose of inclusion in the Circular shall be accepted and incorporated in the Circular.
2.5 Securities and Corporate Compliance
Aura shall diligently do all such acts and things as may be necessary to comply with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer in relation to the Aura Meeting and, without limiting the generality of the foregoing, shall, in consultation with the Mano and its legal counsel, if necessary, accelerate the timing contemplated by such instrument pursuant to Section 2.20 thereof.
2.6 Preparation of Filings
2.6.1	Aura and Mano shall cooperate in:
(a)	the preparation of any applications or any other documents reasonably deemed by Mano or Aura to be necessary to discharge their respective obligations under applicable Laws in connection with the Merger and all other matters contemplated by this Agreement; and

(b)	the taking of all such action as may be required under applicable Laws in connection with the Merger and all other matters contemplated by this Agreement.
2.6.2	Mano shall furnish to Aura all such information concerning Mano and the Mano Shareholders as may be required in connection with Sections 2.4 and 2.6.4 and the foregoing provisions of this Section 2.6, and covenants that such information complies with the requirements prescribed by applicable securities Laws to include prospectus level disclosure in respect of Mano in the Circular and that no information so furnished by Mano will contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make any information so furnished not misleading in light of the circumstances in which it is furnished.

2.6.3	Subject to compliance by Aura with the second sentence of Section 2.4, Mano will indemnify and save harmless Aura and its directors and officers from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Aura, and its directors or officers may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(a)	any misrepresentation or alleged misrepresentation in any information included in the Circular that is provided by or on behalf of Mano for the purpose of inclusion in the Circular, including the pro forma financial statements to be included therein (except for any such misrepresentation resulting from financial information supplied by Aura); and

(b)	any order made, or any inquiry, investigation or proceeding by any Governmental Entity, based on any misrepresentation or any alleged misrepresentation in any information related to Mano and provided by or on behalf of Mano for the purpose of inclusion in the Circular.
2.6.4	Each party shall promptly notify the other if at any time before the Effective Date it becomes aware that the Circular or an application referred to in Section 2.6.1(a) contains any misrepresentation that is likely to affect the value of the market price of the Aura Shares or the Mano Shares, as the case may be, or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Aura shall prepare a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Aura Shareholders (and other Person) and/or filed with the relevant Securities Authorities. Mano and its counsel shall be given reasonable opportunity to review and comment upon draft versions of any such supplement or amendment to the Circular or any such other document prior to its being sent to each Aura Shareholder (and other Person) and filed as required by applicable Laws and all reasonable comments made by Mano and its counsel shall be taken into consideration and incorporated in any such supplement or amendment to the Circular, recognizing that whether or not such comments are appropriate will be determined by Aura, acting reasonably; provided that all comments with respect to information related to Mano or provided by or on behalf of Mano relating to Mano for the purpose of inclusion in the Circular shall be taken into consideration and incorporated in any such supplement or amendment to the Circular.

2.6.5	Subject to Sections 2.6.2 and 2.6.3 Aura shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that, at the date of the mailing of the Circular to Aura Shareholders and at the date of the Aura Meeting, the Circular does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (other than with respect to any information relating to Mano provided by or on behalf of Mano). Without limiting the generality of the foregoing, subject to Sections 2.6.2 and 2.6.3 Aura shall ensure that the Circular provides Aura Shareholders with information in sufficient detail to enable reasonable securityholders to form a reasoned judgment concerning the matters to be placed before them at the Aura Meeting.

2.7 Aura Options and Aura Warrants
Aura and Mano covenant and agree as follows with respect to the Aura Options and Aura Warrants:
2.7.1	Each outstanding Aura Option, whether vested or unvested, that is outstanding immediately prior to the Effective Date (an “Unexercised Option”) shall be cancelled and, in consideration for such cancellation, such holder shall receive from Mano an option (a “Replacement Option”) to purchase Mano Shares entitling the holder thereof, upon delivery to the executive offices of Mano of a duly completed exercise notice addressed to the Secretary of Mano, to purchase a number of Mano Shares equal to the product of the number of Aura Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement Option shall provide for an exercise price per Mano Share equal to the exercise price per Aura Share of such Unexercised Option immediately prior to the Effective Date divided by the Exchange Ratio. If the foregoing calculation results in a Replacement Option being exercisable for a fraction of a Mano Share, then the number of Mano Shares subject to such Replacement Option shall be rounded up or down to the nearest whole number of Mano Shares.

Except as set forth above, all other terms and conditions of such Replacement Option (including the terms and conditions set forth in the Aura Stock Option Plan to the extent such plan was previously applicable to such Unexercised Option) will be the same as the terms and conditions of such Unexercised Option, including the original vesting period applicable thereto, if any, without any acceleration of such vesting period by the Aura Board of Directors. Mano will enter into Contracts with the holders of Replacement Options to evidence such Replacement Options, unless such holder’s Unexercised Options have been amended to reflect this Section 2.7.1 in accordance with the terms of the Aura Stock Option Plan.

The Aura Stock Option Plan shall be terminated at the Effective Date, and no Aura Options shall be granted after the date hereof.

2.7.2	The parties confirm their understanding that pursuant to the terms of the Aura Warrants upon completion of the Merger the holders of Aura Warrants will be entitled upon exercise of such Warrants, to receive a number of Mano Shares equal to the product of the number of Aura Shares issuable upon exercise of each such Warrant multiplied by the Exchange Ratio and shall take all steps necessary under the terms of the indentures governing the Aura Warrants to give effect to this result.

2.7.3	Mano will take all necessary corporate action and make all required filings so that the Mano Shares issuable upon exercise of the Replacement Options or Aura Warrants shall, upon exercise of such Replacement Options or

Aura Warrants in accordance with their terms, be duly authorised and validly Issued as fully-paid and non-assessable shares.
2.8 Securities Laws; Filings and Orders
Mano will furnish the Circular to the SEC under cover of Form CB pursuant to Rule 802 under the U.S. Securities Act, if the exemption from the registration requirement of the U.S. Securities Act provided by such rule is available. Mano will also file such other documents or agreements as is required by the SEC and will pay any required filing fee in connection therewith. Any amendments to the Circular shall be furnished to or filed with the SEC by Mano as required by the relevant rules of the SEC. If Mano is not eligible to use such Form CB pursuant to Rule 802 under the U.S. Securities Act, Aura and Mano covenant and agree, at the request of Mano, to amend this Agreement or to proceed with an Alternative Transaction whereby substantially similar results as intended under this Agreement and the Merger could be achieved without causing Mano to register any of its securities under the U.S. Securities Act, including on economic terms and other terms and conditions and having consequences to the Aura Shareholders which, in relation to Aura and the Aura Shareholders, are at least equivalent or better than those contemplated by this Agreement (except that such Alternative Transaction may require a different level of approval by the Aura Shareholders than is provided by Section 6.1.1) and to amend this Agreement accordingly.
2.9 Payment of Consideration
Mano will, following receipt of Regulatory Approvals and immediately prior to the filing of the Articles of Merger with the Registrar, provide the Depositary with a treasury order relating to the issuance of a sufficient number of Mano Shares to complete the transactions contemplated by the Merger.
2.10 Share Consolidation
Aura acknowledges and agrees that Mano is currently considering whether to consolidate its share capital on the basis of the issue of 1 new Mano Share for every 8 existing Mano Shares (the “Share Consolidation”), which consolidation may take place prior to the Merger being completed. Aura recognizes and agrees that if such Share Consolidation is undertaken prior to the Effective Date, the Aura Share Consideration will be adjusted pro rata to reflect the change in the number of outstanding shares of Mano and appropriate adjustments made to the terms of the Replacement Options and the number of Mano Shares issuable upon exercise of the Aura Warrants.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1 Representations and Warranties of Aura
Aura represents and warrants to and in favour of Mano as set forth in Schedule 3.1 and acknowledges that Mano is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.2 Representations and Warranties of Mano
Mano represents and warrants to and in favour of Aura as set forth in Schedule 3.2 and acknowledges that Aura is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
ARTICLE 4
REGULATORY APPROVALS
4.1 Applications
Aura and Mano covenant and agree to proceed diligently, in a coordinated fashion, to apply for, and obtain any Regulatory Approvals. For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained unless it is on terms satisfactory to the parties, acting reasonably. In addition, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, revocation order or proceeding seeking an appeal, stop-order or revocation order has been instituted after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication at the Effective Date.
ARTICLE 5
COVENANTS
5.1 Recommendation of Merger
Aura hereby covenants and agrees in favour of Mano that, subject to Section 5.4, it will, through its Board of Directors:
5.1.1	unanimously recommend in the Circular and at the Aura Meeting that Aura Shareholders vote all of their Aura Shares in favour of the Merger Resolution and Aura, through its Board of Directors, shall publicly reconfirm such recommendation upon the reasonable request in writing from time to time of Mano. All public comment by Aura in relation to the Merger shall be made in accordance with Section 8.6 and shall be consistent with and supportive of such recommendation. Aura shall not act or fail to act in any way that might reasonably be expected to discourage the Aura Shareholders from voting in favour of the Merger or that might reasonably encourage the Aura Shareholders to vote against the Merger;

5.1.2	not withdraw its recommendation that Aura Shareholders vote in favour of the Merger as set out in Section 5.1.1; and

5.1.3	use commercially reasonable efforts to cause the directors and senior officers of Aura and its Subsidiaries, other than Supporting Aura Shareholders, to vote the Aura Shares held by them at the Aura Meeting in favour of the Merger Resolution.

5.2 Covenants of Aura
Aura hereby covenants and agrees in favour of Mano that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, Aura shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by Aura or any of its Subsidiaries, as the case may be, under this Agreement and shall do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limitation, Aura shall not and, where appropriate, shall cause its Subsidiaries not to, directly or indirectly, do or permit to occur any of the following (without the consent of Mano, which consent shall not be unreasonably withheld or delayed), subject to Section 5.4:
(a)	issue, sell, amend the terms of, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, amend the terms of, pledge, lease, dispose of, or encumber or create any Encumbrance on, any securities, including any shares, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares, other than the issue of Aura Shares pursuant to the exercise of the Aura Options or the Aura Warrants, in either case, issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(b)	other than in the ordinary course of business, in respect of rights, properties or assets that are not, either individually or in the aggregate, material to the applicable entity, sell, lease or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(c)	amend or propose to amend its memorandum or articles of association;

(d)	amend or propose to amend any offtake or banking agreements or other Material Contracts with any other person existing at the date of this Agreement, or enter into, or propose to enter into any new Material Contract;

(e)	split, combine or reclassify any of its shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise;

(f)	redeem, purchase or offer to purchase any securities;

(g)	reorganize, amalgamate, consolidate or merge with any other person other than another wholly-owned Subsidiary of Aura;

(h)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(i)	(A) satisfy or settle any claims or disputes which are, individually or in the aggregate, in an amount in excess of $100,000 or which constitute a claim between Aura and one of its wholly-owned Subsidiaries or between wholly-owned Aura subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary course of business and not for speculative purposes;

(j)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money in excess of $100,000 in the aggregate;

(k)	except as required by IFRS, any other generally accepted accounting principle to which any subsidiary of Aura may be subject or any applicable laws, make any changes to its existing accounting practices or make any material tax election; or

(l)	agree or commit to do any of the foregoing.
In addition, during the Interim Period Aura shall:
(m)	conduct its business, and cause its Subsidiaries to conduct their respective businesses, in the ordinary course of business and in compliance with applicable Laws and use reasonable commercial efforts to preserve intact its and its Subsidiaries’ respective businesses and keep available the services of its officers and employees as a group and duly and timely file all Returns and pay all Taxes due and payable (other than those being contested in good faith);

(n)	except as explicitly permitted under Section 5.4, not take any action, and shall cause each of its Subsidiaries not to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Aura in this Agreement untrue or inaccurate;

(o)	co-operate with Mano in the preparation of the Merger documentation and any necessary or desirable regulatory filings or submissions and, if requested by Mano, shall participate in meetings with relevant governmental authorities and stakeholders and persons with whom Aura or its Subsidiaries have business relations provided that it shall have been given reasonable advance notice thereof;

(p)	not allow its expenditures (including those of its Subsidiaries) to August 31, 2009 to exceed the amounts in its budget previously provided to Mano, including but not limited to payments to directors, officers, employees or consultants, without the prior written consent of Mano, such consent not to be unreasonably withheld or delayed, or to incur any individual unbudgeted expenditures in excess of $25,000 without the consent of Mano in its absolute discretion;

(q)	provide a list of registered holders (including name, address and number of securities held) of all Aura Shares and a list of holders of all options, warrants or other securities evidencing a right to acquire Aura Shares (with full particulars as to the purchase, exercise or conversion price, vesting and expiry date), as well as a security position listing from each depositary, including CDS Clearing and Depository Services Inc., and deliver these lists to Mano as soon as practicable after execution of this Agreement and obtain and deliver to Mano thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be both in printed form and, if available, in computer-readable format;

(r)	use reasonable best efforts to cause to be delivered to Mano and its directors, a letter of Aura’s independent auditors, dated the date on which any Merger documents shall be filed with Canadian securities regulatory authorities and addressed to Mano and its directors, in form and substance customary for “comfort” letters;

(s)	not vary the agreed interim work plan for drilling and other operational matters in any material respect without the prior written consent of Mano, acting reasonably and without delay;

(t)	promptly give notice to dissenters under section 179(4) of the Companies Act and shall not make any written offers under section 179(8) of the Companies Act; and

(u)	cooperate in good faith with Mano and take all reasonable steps and actions to assist Mano to support the completion of an Alternative Transaction in the same manner as the Merger and otherwise fulfil its covenants contained in this Agreement in respect of such Alternative Transaction, if the parties conclude and agree that it is necessary or desirable to proceed with another form of transaction (such as a take-over bid or court-approved transaction) whereby Mano or its Affiliates would effectively acquire all of the Aura Shares on economic terms having consequences to the holders of the Aura Shares that are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”).
5.3 Covenants of Mano
Mano hereby covenants and agrees in favour of Aura that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, Mano shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by Mano or any of its Subsidiaries, as the case may be, under this Agreement and shall do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, and, without limitation, Mano shall not, and where appropriate shall cause its Subsidiaries not to directly or indirectly, do or permit to occur any of the following (without the consent of Aura, which consent shall not be unreasonably withheld or delayed):

(a)	issue, sell, amend the terms of, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, amend the terms of, pledge, lease, dispose of, or encumber or create any Encumbrance on, any securities, including any shares, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares, other than the issue of Mano Shares pursuant to the exercise of Mano Options or Mano Warrants, in either case, issued and outstanding on the date hereof, in accordance with their terms as of the date hereof;

(b)	amend or propose to amend the articles or by-laws (or their equivalent) of Mano or any of the terms of the Mano Options or the Mano Warrants as they exist at the date of this Agreement;

(c)	(except as contemplated by Section 2.10) split, combine or reclassify any of the Mano Shares or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Mano Shares, except as contemplated herein;

(d)	other than in the ordinary course of business, in respect of rights, properties or assets that are not, either individually or in the aggregate, material to the applicable entity, sell, lease or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(e)	amend or propose to amend any offtake or banking agreements or other Material Contracts with any other person existing at the date of this Agreement, or enter into, or propose to enter into any new Material Contract;

(f)	reorganize, amalgamate, consolidate or merge with any other person other than another wholly-owned Subsidiary of Mano;

(g)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity with an enterprise value in excess of $500,000;

(h)	(A) satisfy or settle any claims or disputes which are, individually or in the aggregate, in an amount in excess of $100,000 or which constitute a claim between Mano and one of its wholly-owned Subsidiaries or between wholly-owned Mano Subsidiaries; or (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $100,000; other than in the ordinary course of business and not for speculative purposes;

(i)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money in excess of $100,000 in the aggregate;

(j)	except as required by generally accepted accounting principles in Canada, any other generally accepted accounting principle to which any Subsidiary of Mano may be subject or any applicable laws, make any changes to its existing accounting practices or make any material tax election;

(k)	redeem, purchase or offer to purchase, any Mano Shares; or

(l)	agree or commit to do any of the foregoing.
In addition, during the Interim Period Mano shall:
(m)	conduct its business, and cause its Subsidiaries to conduct their respective businesses, in the ordinary course of business and in compliance with applicable Laws and use reasonable commercial efforts to preserve intact its and its Subsidiaries’ respective businesses and keep available the services of its officers and employees as a group and duly and timely file all Returns and pay all Taxes due and payable (other than those being contested in good faith);

(n)	not take any action, and shall cause each of its Subsidiaries not to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Mano in this Agreement untrue or inaccurate; and

(o)	co-operate with Aura in the preparation of the Merger documentation and any necessary or desirable regulatory filings or submissions and, if requested by Aura, shall participate in meetings with relevant governmental authorities and stakeholders and persons with whom Aura or its Subsidiaries have business relations provided that it shall have been given reasonable advance notice thereof.
5.4 Covenants of Aura Regarding Non-Solicitation
During the Interim Period, Aura shall not, and shall cause its Subsidiaries not to, through any officer, director, employee, representative or agent of Aura or any of its Subsidiaries or otherwise:
(a)	solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries or proposals regarding any actual, future or proposed Acquisition Proposal; or

(b)	subject to this Section 5.4, provide any material non-public information to, continue or participate in any discussions or negotiations relating to any such transactions with, or otherwise co-operate with or assist or facilitate, encourage or participate in any effort to take such action by, any person, provided that nothing contained in this Section 5.4 (but subject to the obligations in Section 7.4) shall prevent or restrict the Board of Directors of Aura from:
(i)	considering, responding to or negotiating any unsolicited Acquisition Proposal made by a third party that the Board of Directors of Aura reasonably concludes is a Superior Proposal;

(ii)	approving and recommending to its Shareholders a Superior Proposal;

(iii)	entering into an agreement in respect of a Superior Proposal; or

(iv)	where necessary or advisable in order for the directors of Aura to satisfy their fiduciary obligations, withdrawing, qualifying or changing their recommendation to the Aura Shareholders in respect of the Merger.
Any determination that an Acquisition Proposal is a Superior Proposal to be made by the Board of Directors of Aura shall only be made after: (x) consultation with and receiving the advice from its financial advisors that the Acquisition Proposal, if consummated in accordance with its terms, would result in value to Aura Shareholders (payable either in cash or in a marketable security listed on a stock exchange or any combination thereof) higher than the Aura Share Consideration, and (y) receipt by the Board of Directors of Aura of advice of outside legal counsel that is reflected in the minutes of the Board of Directors of Aura to the effect that the Board of Directors of Aura is required to consider such Acquisition Proposal or to furnish information concerning Aura in connection therewith in order to properly discharge its fiduciary duties under applicable Laws.
Aura and its Subsidiaries shall, and shall direct and cause their directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties, other than Mano, with respect to any actual, future or potential Acquisition Proposal, and Aura shall immediately close any data rooms, as applicable, and request the return or destruction of all information provided to third parties under confidentiality agreements related to any actual or potential Acquisition Proposal. Aura has not released and agrees not to release any third party from, nor will it waive or otherwise forebear in the enforcement of, any confidentiality or standstill agreement to which Aura and such third party is a party. Aura shall immediately advise Mano orally and in written form of any response or action by any recipient of such information which Aura reasonably believes could adversely affect the completion of the Merger, or give rise to an Acquisition Proposal.
Aura shall immediately, and from time to time, notify Mano of any inquiry that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Such notice to Mano shall be made first orally and then in writing and shall indicate such details of the proposal, inquiry or contact known to Aura as Mano may reasonably request, including the identity of the person making such proposal, inquiry or contact and a copy of the Acquisition Proposal and any amendment thereto.

If Aura receives a request for material non-public information from a party who proposes to Aura an Acquisition Proposal and the Board of Directors of Aura determines that such proposal is a Superior Proposal pursuant to this Section, then, and only in such case, Aura may, subject to the execution of a confidentiality agreement on terms agreed with Mano, acting reasonably, provide such party with access to information regarding Aura. Aura shall provide a copy of any such confidentiality agreement to Mano forthwith following its execution and provide Mano with a list of all information provided to such party (and copies of any such information not previously provided to Mano) forthwith after the information is provided to such party.
Aura shall ensure that the directors, officers, employees, representatives and agents of Aura and its Subsidiaries, and the associates or affiliates of such persons (including any investment banker, other advisor or representative retained by Aura), are aware of the provisions of this Section, and Aura shall be responsible for any breach of this Section by any of the foregoing.
5.5 Access to Information
Notwithstanding the pre-agreement investigation of each party conducted by or on behalf of the other party, each party shall give the other party and its representatives reasonable ongoing access during the term of this Agreement, upon reasonable notice to all of its and its Subsidiaries, material information, senior personnel, material properties, books, records, agreements and commitments, as each party may reasonably require, on and subject to the terms set forth in the Confidentiality Agreement. In addition, each party shall promptly notify the other party orally or in writing of any material change in its or its Subsidiaries’ or Associates’ businesses.
5.6 Continuity and Other Covenants
5.6.1	At the Effective Date, Mano shall cause Mr. David Netherway and Mr Steven Poulton (or in their stead two other persons designated by Aura prior to mailing of the Circular, each of whom shall meet the eligibility requirements to sit on the Board of Directors of Mano), to join the Board of Directors of Mano, the membership of which shall be set at 6 directors.

5.6.2	As soon as practicable after the Effective Date, Mano shall (subject to having received appropriate Shareholder and other Regulatory Approvals) change its corporate name to “African Aura Mining Inc.”.

5.6.3	Prior to the Effective Date, Aura shall have used its commercially reasonable efforts to cause each of the directors of Aura and its Subsidiaries (except to the extent otherwise agreed by Mano in its sole discretion) to have provided Aura and Mano with duly executed resignations from their positions as such directors and agreements providing for mutual releases and obligations by such directors to observe such confidentiality and non-competition provisions as Mano may reasonably require and shall have taken such steps as Mano may reasonably require to facilitate the replacement of such Persons by nominees of Mano as of the Effective Date.

5.7 Shareholder Rights Plan
Aura represents and warrants that (a) the Separation Time under the Shareholder Rights Plan has not occurred and that (b) its Board of Directors has resolved to immediately defer the Separation Time in respect of the Merger and any Alternative Transaction and to continue to defer separation of the Rights (as defined in the Shareholder Rights Plan) with respect to the Merger and any Alternative Transaction. Aura agrees that, immediately prior to the Effective Date, it shall waive or suspend the operation of or otherwise render the Shareholder Rights Plan inoperative against the Merger and any Alternative Transaction. Subject to the foregoing, unless required by the terms of the Shareholder Rights Plan with respect to a competing transaction or a final and non-appealable order of a court having jurisdiction or an order of any applicable securities regulatory authority, Aura shall not redeem the Rights or otherwise waive, amend, suspend the operation of or terminate the Shareholder Rights Plan without the prior written consent of Mano.
5.8 Director and Officer Liability
5.8.1	From and after the Effective Date, Mano shall, and shall cause SurvivorCo to, indemnify and hold harmless, to the fullest extent permitted under applicable Laws (and to also advance expenses as incurred to the fullest extent permitted under applicable Laws), each present and former director and officer of Aura and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of Aura or its Subsidiaries or services performed by such Persons at the request of Aura or its Subsidiaries at or prior to the Effective Date (each, a “Claim”), whether asserted or claimed prior to, at or after the Effective Date, including the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither Mano nor SurvivorCo shall settle, compromise or consent to the entry of any judgment in any Claim or threatened Claim without the consent of an Indemnified Person (such consent not to be unreasonably withheld) (i) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person (which release shall be in form and substance reasonably satisfactory to such Indemnified Person) from all liability arising out of such Claim or (ii) that includes an admission of fault of such Indemnified Person.

5.8.2	Mano hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of each of Aura and its Subsidiaries provided in the current memorandum and articles of association (or equivalent thereof) of Aura or any of its Subsidiaries, or in any agreement, and any directors’ and officers’ insurance and fiduciary liability insurance now existing in favour of the directors or officers of Aura and any of its Subsidiaries shall survive the completion of the Merger (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider or coverage under Mano’s directors and officers’ insurance policy) for a period of not less than six years from the Effective Date and Mano undertakes to ensure that this covenant shall remain binding upon its successors and assigns.

5.8.3	In case any Claim is brought against an Indemnified Person or an Indemnified Person has received notice of the commencement of any investigation which is based directly or indirectly upon any matter in respect of which indemnification may be sought from Mano, the Indemnified Person will give Mano prompt written notice of any such Claim of which the Indemnified Person has knowledge and Mano will undertake the investigation, defence and contestation thereof on behalf of the affected Indemnified Person, including the prompt employment of counsel acceptable to the affected Indemnified Person acting reasonably and the payment of all reasonable expenses. Failure by the Indemnified Person to so notify will not relieve Mano of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by Mano of substantive rights or defences or otherwise materially prejudices Mano.

5.8.4	Notwithstanding that Mano will undertake the investigation and defence of any Claim, an Indemnified Person will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof; but the fees and expenses of such counsel will be at the expense of the Indemnified Person unless:
(a)	employment of such counsel has been authorized in writing by Mano;

(b)	Mano has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim; or

(c)	counsel retained by Mano and the Indemnified Person have both advised (or in the event of a dispute between such counsel, a court of competent jurisdiction has determined) that representation of both parties by the same counsel would be inappropriate because the named parties to any such Claim include both an Indemnified Person and Mano and there may be a conflict of interest between the Indemnified Person and Mano or because there are one or more legal defences available to the Indemnified Person which are different from or in addition to those available to Mano, in which case such fees and expenses of such counsel to the Indemnified Person will be the responsibility of Mano.
5.8.5	If Mano and/or SurvivorCo or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving corporation or entity or (ii)

transfer all or substantially all of their properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Mano and/or SurvivorCo shall assume all of the obligations set forth in this Section 5.8.

5.8.6	If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 5.8 that is denied by Aura (or SurvivorCo, as the case may be) or Mano, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then Aura (or SurvivorCo, as the case may be) or Mano shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against Aura (or SurvivorCo, as the case may be) or Mano.

5.8.7	The rights of the Indemnified Persons under this Section 5.8 shall be in addition to any rights such Indemnified Persons may have under the memorandum and articles of association of Aura or any of its Subsidiaries, or under any applicable Law or under any agreement or contract of any Indemnified Person with Aura or any of its Subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Date and rights to advancement of expenses relating thereto now existing in favour of any Indemnified Person as provided in the memorandum and articles of association of Aura or of any Subsidiary of Aura or any indemnification contract or agreement between such Indemnified Person and Aura or any of its Subsidiaries shall survive the Effective Date and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

5.8.8	This Section 5.8 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable against Mano by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on Aura and its successors and assigns, and, for such purpose, Aura hereby confirms that it is acting as agent on behalf of the Indemnified Persons.
5.9 Employee Matters
From and after the Effective Date, Mano shall honour and perform, or cause SurvivorCo or a successor to SurvivorCo, as the case may be, to honour and perform, all of the obligations of Aura and any of its Subsidiaries under employment and other agreements with current or former employees, and for a period of 12 months following the Effective Date, subject to Section 2.7, shall provide Aura employees with benefits that are substantially equivalent to those provided by Aura under its existing benefit plans.
5.10 Compliance with Privacy Laws
Each of Mano and Aura acknowledges and confirms that it has complied at all times with Applicable Privacy Laws. The parties further acknowledge that they are responsible for compliance at all times with Applicable Privacy Laws in respect of Personal Information acquired by or disclosed to either party pursuant to or in connection with the Merger or this Agreement (the “Disclosed Personal Information”) and that the disclosure of Personal Information in contemplation of the Merger or this Agreement is and will occur in accordance with all Applicable Privacy Laws.
Prior to the Effective Date, neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Merger. Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Merger and the transactions contemplated by this Agreement, and that the disclosure of Personal Information relates solely to the carrying on of the business of Aura, the completion of the Merger or the transactions contemplated by this Agreement.
Each party acknowledges and confirms that it has and shall continue to employ appropriate technological means and procedures in accordance with applicable Laws, including Applicable Privacy Laws, to prevent accidental loss or corruption of the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information. Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the sensitivity of such information and the parties’ obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to have access to such information in order to complete the Merger or the transactions contemplated by this Agreement.
Each party shall promptly notify the other party to this Agreement of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any Governmental Entity charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and claims.
In the event of the successful completion of the Merger and the transactions contemplated by this Agreement, each party undertakes to use or disclose the Disclosed Personal Information only for those purposes for which the information was initially collected from or in respect of the individuals. Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, each party shall forthwith cease all use of the Personal Information acquired by the other party in connection with this Agreement and will return to the party or, at the party’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).
Nothing in this Agreement is to be construed so as to restrict either party from obtaining consent of an individual to the collection, use or disclosure of their Personal Information for purposes beyond those for which the party obtained the Personal Information under this Agreement.

ARTICLE 6
CONDITIONS
6.1 Mutual Conditions Precedent
The respective obligations of the parties hereto to complete the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of Mano and Aura:
6.1.1	the Merger Resolution shall have been approved at the Aura Meeting by the requisite votes cast on the Merger Resolution by Aura Shareholders, present in person or represented by proxy at the Aura Meeting;

6.1.2	any required Regulatory Approvals shall have been obtained in accordance with Article 4;

6.1.3	there shall be no proceeding, of a judicial or administrative nature or otherwise in progress (or threatened in writing by a Governmental Entity) that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would: (i) reasonably be expected to cease trade Aura Shares or Mano Shares, or enjoin, prohibit or impose material limitations or conditions on the completion of the Merger in accordance with its terms; or (ii) otherwise be inconsistent with the Regulatory Approvals which have been obtained;

6.1.4	no applicable Law shall be in effect that prohibits the consummation of the Merger; and

6.1.5	this Agreement shall not have been terminated in accordance with its terms.
6.2 Additional Conditions Precedent to the Obligations of Mano
The obligations of Mano to complete the Merger and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the conditions precedent set out in Schedule 6.2 (each of which is for Mano’s exclusive benefit and may be waived by Mano and any one or more of which, if not satisfied or waived, will relieve Mano of any obligation under this Agreement).
Mano may not rely on the failure to satisfy any of such conditions precedent as a basis for non-compliance by Mano with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Mano in complying with its obligations hereunder.
6.3 Additional Conditions Precedent to the Obligations of Aura
The obligations of Aura to complete the Merger and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the conditions precedent set out in Schedule 6.3 (each of which is for the exclusive benefit of

Aura and may be waived by Aura and any one or more of which, if not satisfied or waived, will relieve Aura of any obligation under this Agreement).
Aura may not rely on the failure to satisfy any of such conditions precedent as a basis for non-compliance by Aura with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Aura in complying with its obligations hereunder.
6.4 Notice and Cure Provisions
Aura, on the one hand, and Mano, on the other hand, will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:
6.4.1	constitute a material breach of any of its representations or warranties contained herein or which would cause such representations and warranties to be untrue or incorrect in any material respect on the date hereof or at the Effective Date; or

6.4.2	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.
Neither Aura nor Mano may elect not to complete the Merger or the other transactions contemplated hereby pursuant to any of the conditions precedent contained in Sections 6.1, 6.2 or 6.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Merger with the Registrar, Aura or Mano, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Aura or Mano, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Aura or Mano, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the later of the Target Completion Date and the expiration of a period of 30 days from such notice.
6.5 Satisfaction of Conditions
As soon as practicable after the satisfaction or waiver of the conditions precedent set out in Sections 6.1, 6.2 and 6.3, Aura and Mano shall give the written notice contemplated by the definition of “Effective Date” in Section 1 of the Plan of Merger. The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Aura or Mano, a Certificate of Merger is issued by the Registrar.

ARTICLE 7
AMENDMENT, TERMINATION AND OTHER ARRANGEMENTS
7.1	Amendment
This Agreement and the Plan of Merger may, at any time and from time to time before or after the holding of the Aura Meeting but not later than the date of filing of the Articles of Merger with the Registrar, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:
7.1.1	change the time for performance of any of the obligations or acts of the parties;

7.1.2	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

7.1.3	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

7.1.4	waive compliance with or modify any conditions precedent herein contained;
provided that, notwithstanding the foregoing, the terms of this Agreement shall not be amended after the holding of the Aura Meeting in a manner materially prejudicial to the Aura Shareholders without the approval of the Aura Shareholders given in the same manner as required by Law for the approval of the Merger.
7.2	Termination
7.2.1	This Agreement and the Plan of Merger may be terminated and the Merger may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Merger Resolution or the Merger by the Aura Shareholders):
(a)	by the mutual agreement of Aura and Mano (without further action on the part of Aura Shareholders, if terminated after the holding of the Aura Meeting);

(b)	subject to Section 6.4, by either Aura or Mano, if:
(i)	the Effective Date shall not have occurred on or before the Target Completion Date, except that the right to terminate this Agreement under this Section 7.2.1(b)(i) shall not be available to any party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Date to occur by such date;

(ii)	after the date hereof, there shall be enacted or made any applicable Law (or any such applicable Law shall been amended) that makes consummation of the Merger illegal or otherwise prohibited or enjoins Aura or Mano from consummating the Merger and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Aura Shareholders fail to approve the Merger Resolution at the Aura Meeting;
(c)	by Mano if:
(i)	prior to obtaining the approval of the Merger Resolution by the Aura Shareholders, the Aura Board of Directors publicly proposes to approve or recommend an Acquisition Proposal, withdraws, amends, modifies or qualifies, in a manner adverse to Mano, the approval or recommendation of the Board of Directors in relation to the Merger or fails to publicly reconfirm such approval or recommendation upon the reasonable request in writing from time to time of Mano (each such action being a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten Business Days following the formal announcement thereof, shall not be considered a Change in Recommendation);

(ii)	subject to Section 6.4, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aura set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that Mano is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iii)	the Aura Board of Directors authorizes Aura, in accordance with the mechanisms contemplated by this Agreement, to enter into a Proposed Agreement concerning a Superior Proposal; or
(d)	by Aura if:
(i)	the Board of Directors of Aura authorizes Aura, in accordance with the mechanisms contemplated by this Agreement, to enter into a Proposed Agreement concerning a Superior Proposal; provided that concurrently with such termination, Aura pays the Compensation Fee payable pursuant to Section 7.3.1;

(ii)	subject to Section 6.4, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Mano set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that Aura is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iii)	Mano does not provide or cause to be provided to the Depository a treasury order relating to the issuance of a sufficient number of Mano Shares to complete the transactions contemplated by this Agreement.
7.2.2	The party desiring to terminate this Agreement and the Plan of Merger pursuant to this Article 7 (other than pursuant to Section 7.2.1(a)) shall give notice of such termination to the other party.

7.2.3	In the case of any termination of this Agreement pursuant to this Article 7, this Agreement and the Plan of Merger shall be of no further force and effect except for Sections 7.3, 8.1, 8.2, 8.4, 8.6, 8.7 and 8.15, which shall continue in full force and effect, and provided that no termination of this Agreement and the Plan of Merger and no payment of the Compensation Fee or the Reimbursement Fee under Section 7.3 shall relieve any party from liability for any breach of this Agreement or affect the obligations of the parties under the Confidentiality Agreement.
7.3	Compensation and Reimbursement Fees
7.3.1	Provided that there is no breach or non-performance by Mano, in any material respect, of any of its representations, warranties or covenants made in this Agreement, if at any time after the execution of this Agreement:
(a)	the Board of Directors of Aura makes a Change in Recommendation;

(b)	any bona fide Acquisition Proposal for the Aura Shares is publicly announced or commenced prior to the Target Completion Date and the Board of Directors of Aura shall have failed to reaffirm and maintain its recommendation of the Merger to its shareholders within ten Business Days after the announcement or commencement of any such Acquisition Proposal;

(c)	prior to the Target Completion Date, the Board of Directors of Aura shall have recommended that its shareholders deposit their Aura Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal;

(d)	Aura shall have entered into an agreement (other than a confidentiality agreement stipulated by and in accordance with Section 5.4) with any person with respect to an Acquisition Proposal prior to the Target Completion Date or Mano does not exercise its right to make an amended offer pursuant to Section 7.4;

(e)	an Acquisition Proposal is publicly announced, proposed, offered or made to Aura or its shareholders prior to the Target Completion Date, and, on or prior to the date which is 12 months subsequent to the Target Completion Date, Aura shall have entered into any agreement (other than a confidentiality agreement, stipulated by and in accordance with Section 5.4 if executed during the term of this Agreement) in respect of such Acquisition Proposal or such Acquisition Proposal shall have been otherwise consummated; or

(f)	Aura fails to comply fully with, in all material respects, or breaches, in any material respect, any of its representations, warranties or covenants made in this Agreement prior to the Target Completion Date and does not cure its non-compliance or breach within a period not exceeding 30 days from the date that Mano has delivered a written notice to Aura specifying in reasonable detail all such failures to comply with, or breaches of, such representations, warranties or covenants of Aura;
Aura shall pay to Mano the amount of $250,000 (the “Compensation Fee”). Such payment shall be made in immediately available funds to an account designated by Mano, within five Business Days after the first to occur of the events described in paragraphs (a) to (f) above. Aura shall only be obligated to make one payment pursuant to this Section. Further, in the event that the obligation to pay the Compensation Fee is triggered by Section 7.3.1(d) above, Aura shall only be required to make the payment to Mano after it has been determined that Mano is not exercising its right to match pursuant to Section 7.4 below or, if Mano does exercise such right to match, Mano is not ultimately successful in securing Aura Shareholder approval of, or tender of the requisite number of Aura Shares to, an Alternative Transaction. Payment of the Compensation Fee shall be considered to be a genuine pre-estimate of Mano’s liquidated damages to compensate Mano for its direct and indirect costs of negotiating with Aura, negotiating this Agreement, and is not considered a penalty and shall be in full and final settlement and release of all actions, proceedings, covenants, demands, damages, liabilities, claims, suits and causes of action that Mano may have against Aura, all of its Subsidiaries and all of its officers and directors arising from this Agreement.

7.3.2	Provided that there is no breach or non-performance by Aura, in any material respect, of any of its representations, warranties or covenants made in this Agreement, if Mano does not provide information reasonably required by Aura regarding Mano to complete the Circular in accordance with applicable laws, regulations and instruments and the rules and policies of the TSX Venture Exchange within 20 Business Days after the date of execution of this Agreement other than as a result of discovery by Mano of a breach by Aura of its representations, warranties or covenants contained herein or the determination by Mano, acting reasonably, that there exists or occurs any condition, event or development relating to Aura or any of its Subsidiaries which is resulting in or causing, or would reasonably be expected to result in or cause, a Material Adverse Effect on Aura and its

Subsidiaries, taken as a whole, Mano shall pay to Aura the amount of $75,000 (the “Reimbursement Fee”). Such payment shall be made in immediately available funds to an account designated by Aura, within five business days after the above date. Payment of the Reimbursement Fee shall be considered to be a genuine pre-estimate of Aura’s liquidated damages to compensate Aura for its direct and indirect costs of negotiating with Mano and negotiating this Agreement and the Plan of Merger, and is not considered a penalty and shall be in full and final settlement and release of all actions, proceedings, covenants, demands, damages, liabilities, claims, suits and causes of action that Aura may have against Mano, all of its Subsidiaries and all of its officers and directors arising from this Agreement.
7.4	Right to Respond
During the term of this Agreement, Aura will not enter into any agreement (other than a confidentiality agreement stipulated by and in accordance with Section 5.4) regarding a Superior Proposal (the “Proposed Agreement”) or release the person making the Superior Proposal from any standstill agreements or provisions without providing Mano with an opportunity of not less than five Business Days from the date that Mano receives notice that Aura’s Board of Directors has determined an Acquisition Proposal constitutes a Superior Proposal to amend this Agreement, if applicable, to provide for sufficient value to the Aura Shareholders such that such Proposed Agreement no longer constitutes a Superior Proposal. In particular, Aura covenants to provide Mano with all material terms and conditions of any Proposed Agreement at least five Business Days prior to its proposed execution by Aura. The Board of Directors of Aura will review any offer by Mano to amend the terms of this Agreement, if applicable, in good faith in order to determine, acting reasonably and exercising its fiduciary duties, whether Mano’s offer, upon acceptance by Aura, would result in the Proposed Agreement no longer constituting a Superior Proposal. If the Board of Directors of Aura so determines, it will enter into an amended agreement with Mano reflecting Mano’s amended proposal. In the event Mano agrees to amend this Agreement, if applicable, as provided above within such five Business Day period, Aura covenants to not enter into the Proposed Agreement or release the party making the Superior Proposal from any standstill agreements or provisions.
ARTICLE 8
GENERAL
8.1	Notices
All notices and other communications which may or are required to be given pursuant to any provision of this Agreement or the Plan of Merger shall be given or made in writing and shall be deemed to be validly given if served personally, by telecopy or e-mail, in each case addressed to the particular party at:
Aura, addressed as follows:
African Aura Resources Limited

Unit 14 Station Road, The Orchard Centre Didcot OX11 7LL United Kingdom

Fax: +44(0)12 3551 1464

Attention: John Gray, Chief Executive Officer

with a copy (which shall not constitute notice) to:
Macleod Dixon LLP addressed as follows:
Macleod Dixon LLP Toronto-Dominion Centre, Canadian Pacific Tower 79 Wellington Street West, Suite 2300 Toronto, Ontario M5K 1H1

Fax: (416) 360-877

Attention: Marvin Singer
Mano River Resources Inc. or Mano Subco, addressed as follows:
Mano River Resources Inc. 32 Bloomsbury Street London, WC1B 3QJ UNITED KINGDOM

Fax: +44(0)20 7299 4209

Attention: Luis da Silva, President and Chief Executive Officer

with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP, addressed as follows:
Blake, Cassels & Graydon LLP 5th Floor 23 College Hill

London EC4R 2RP

England

Fax: +44(0)207 429 3560

Attention: David Glennie
Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a)	personally, by delivering the notice to the party on which it is to be served at that party’s address for notices as set forth above. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee’s normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee’s first Business Day next following the time of the delivery; or

(b)	by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party’s facsimile number as set forth above. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee’s normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the party’s normal business hours.
8.2	Assignment
Neither this Agreement nor the Plan of Merger shall be assigned by either party hereto without the prior written consent of the other party.
8.3	Cooperation / Further Assurances
Subject to the terms hereof, each of the parties hereto agrees to cooperate in good faith and to take commercially reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Merger and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.
8.4	Expenses
Except as otherwise provided in Section 7.3, each of the parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the Merger and any other costs and expenses whatsoever and howsoever incurred.

8.5	Public Announcements
Except to the extent required by Law, no public announcement or press release concerning the matters referred to in this Agreement may be made by Aura or Mano without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed. The parties also agree to co-operate in the preparation of presentations, if any, to Aura Shareholders, Mano Shareholders or analysts regarding the Merger and no party shall make a statement, announcement or presentation to Aura Shareholders, Mano Shareholders or analysts without the prior consent of the other party, such consent not to be unreasonably withheld or delayed.
8.6	Governing Law
This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.
8.7	Forum; Jurisdiction
The parties hereby submit to the non-exclusive jurisdiction of the superior courts in the Province of Ontario located in Toronto for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement. Aura hereby appoints Macleod Dixon LLP, at the address set forth in Section 8.1, as its attorney for service in connection with any such proceedings. Mano hereby appoints Blake, Cassels & Graydon LLP, at 199 Bay Street, Suite 2800, Commerce Court West, Toronto, Ontario, M5L 1A9 as its attorney for service in connection with any such proceedings.
8.8	Invalidity of Provisions
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
8.9	Counterparts
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.
8.10	Investigation by Parties
No investigations made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party in or pursuant to this Agreement.

8.11	Time
Time shall be of the essence of this Agreement.
8.12	Specific Performance and other Equitable Rights
Each of the parties recognizes and acknowledges that Mano would not have agreed to pursue the Merger, and Aura would not have agreed to recommend that Aura Shareholders vote in favour of the Merger Resolution, unless this Agreement was executed and, accordingly, acknowledges and agrees that a breach by a party of any obligation in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the parties agrees that in the event of any such breach or threatened breach, the aggrieved party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other equitable remedies in addition to any other remedy to which it may be entitled, at Law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.
8.13	No Third Party Beneficiaries
This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than under Sections 2.7, 5.8 and 5.9 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons at any time).
8.14	Waiver
No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties to be bound thereby.
8.15	Confidentiality
Without limiting any of the terms of the Confidentiality Agreement, except to the extent required by Law or by legal process, each of the parties agrees that the Merger plans, integration plans, changes in organizational structure and reporting relationships are confidential and may not be disclosed without the express consent of the other party’s chief executive officer, other than to members of their respective Board of Directors, legal counsel and financial advisors.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

MANO RIVER RESOURCES INC		AFRICAN AURA RESOURCES LIMITED

By:	“Luis da Silva” Luis da Silva	By:	“John Gray” John Gray
	President and Chief Executive Officer		Chief Executive Officer

SCHEDULE A
SUPPORTING AURA SHAREHOLDERS

David Netherway (Chairman)	265,450	0.40%

John Gray (CEO)	715,094	1.07%

Matthew Grainger (non exec)	301,519	0.45%

Steven Poulton (non exec)	5,800,000	8.65%

Danesh Varma (non exec)	203,982	0.30%

Manuel Lamboley (non exec)	731,468	1.09%

Subtotal	8,017,513	12.0%

SCHEDULE B
AURA SHARE CAPITALISATION AND SUBSIDIARIES
African Aura Resources Limited
Aura Share Capital Structure

	Issue Date	Expiry Date	# of shares	Exercise		Value

ISSUED AND OUTSTANDING			67,047,540

OPTIONS-Directors, officers, employees etc.
	01/06/2005	01/06/2015	925,000		£0.05	46,250
	01/12/2005	01/12/2015	1,250,000		£0.10	125,000
	01/12/2005	01/12/2015	650,000		£0.15	97,500
	01/12/2005	01/12/2015	300,000		£0.20	60,000
	01/01/2007	01/01/2017	100,000		£0.17	17,000
	28/06/2007	28/06/2017	1,100,000	C$	0.45	495,000
	01/07/2008	01/07/2013	325,000	C$	0.55	178,750

Total Number of Aura Options			4,650,000

WARRANTS
Aura Warrants	31/03/2008	30/09/2009	936,345	C$	0.55	514,990

	31/03/2008	30/09/2009	10,560,529	C$	0.60	6,336,317

	31/03/2008	30/03/2010	8,283,050	C$	0.80	6,626,440
			19,779,924

FULLY DILUTED NUMBER OF SHARES			91,477,464

Subsidiaries

Name	Held by
(Jurisdiction of Incorporation):	(Percentage of Holdings):
African Aura Resources (CAM) Limited	African Aura Resources Limited
(Republic of the Seychelles)	(100%)

African Aura Resources (Cameroun) SARL	African Aura Resources (CAM) Limited
(Republic of Cameroon)	(90%)
(5%) Held in Trust – John Gray
(5%) Held in Trust - Compagnie Financiere
Internationale (CFI)
Caminur SARL	African Aura Resources (CAM) Limited
(Republic of Cameroon)	(90%)
(5%) Held in Trust – John Gray
(5%) Held in Trust - Compagnie Financiere
Internationale (CFI)

Caminex SARL	African Aura Resources (CAM) Limited
(Republic of Cameroon)	(90%)
(5%) Held in Trust – John Gray
(5%) Held in Trust - Compagnie Financiere
Internationale (CFI)
African Aura Resources (LIB) Limited	African Aura Resources Limited
(Republic of the Seychelles)	(100%)

African Aura Resources (Liberia) Limited	African Aura Resources (LIB) Limited
(Republic of Liberia)	(100%)

African Aura Resources (UK) Limited	African Aura Resources Limited
(England and Wales)	(100%)

Ridgeway Energy Limited (Seychelles)	African Aura Resources Limited (70%)
(30%) Compagnie Financiere Internationale (CFI)
Ridgeway Energy Cameroon SARL (Republic of Cameroon)	(50%) Held in Trust – Steven Poulton
(50%) Held in Trust – Brunot Yebga

African Aura Resources (Centralafrique) SURL	African Aura Resources Limited
(Central African Republic)	(100%)

African Aura Resources (CAR) Limited	African Aura Resources Limited
(Republic of the Seychelles)	(100%)

African Aura Resources (ZIM) SARL (Republic of the Seychelles)	African Aura Resources Limited (100%)

Fermont Mining Limited (Republic of the Seychelles)	African Aura Resources Limited
(100%)

Fermont Mining SARL	Fermont Mining Limited (90%)
(8%) Held in Trust (John Gray)
(Republic of Cameroon)	(2%) Held in Trust (Primus Asua)

SCHEDULE C
MANO SHARE CAPITALISATION AND SUBSIDIARIES/ASSOCIATES
Mano River Resources Inc.
Mano Share Capital Structure

	Issue Date	Expiry Date	# of shares	Exercise		Value

ISSUED AND OUTSTANDING			317,810,818

OPTIONS-Directors, officers, employees etc.	25 July 2005	25 July 2010	2,620,000	C$	0.22	C$	576,400
	12 Sept 2006	31 July 2011	2,755,000	C$	0.23	C$	633,650
	16 Mar 2007	16 Mar 2012	600,000	C$	0.23	C$	138,000
	31 May 2007	31 May 2012	300,000	C$	0.23	C$	69,000
	17 Jan 2008	17 Jan 2013	9,045,000	C$	0.20	C$	1,809,000
	19 Jan 2009	19 Jan 2014	5,200,000	C$	0.10	C$	182,000

Total number of Mano Options			20,520,000

WARRANTS	29 May 2008	29 Nov. 2009	20,000,000		£0.14		£2,800,000
Mano Warrants

FULLY DILUTED NUMBER OF SHARES			358,330,818

Subsidiaries/Associates

Name	Held by
(Jurisdiction of Incorporation):	(Percentage of holdings):
Mano River Finance Limited	Mano River Resources Inc. (100%)
(British Virgin Islands)

Mano Diamonds Limited	Mano River Resources Inc. (100%)
(British Virgin Islands)

Friendship Diamonds Guinée SA	Mano Diamonds Limited (70%)
(Guinea)	Compagnie des Diamants Etoilés (30%)

Stellar Diamonds Limited	Mano Diamonds Limited (58.95%)
(Guernsey)	Various shareholders (40.38%)

Basama Diamonds Limited	Stellar Diamonds Limited (49%)
(Seychelles)	Petra Diamonds Limited (51%)

Diamants du Congo Oriental Limited	Stellar Diamonds Limited (100%)
(British Virgin Islands)

East Sierra Diamonds Limited	Stellar Diamonds Limited (100%)
(Seychelles)

Guinean Diamond Corporation Limited	Stellar Diamonds Limited (100%)
(Seychelles)

Mano Diamonds (Liberia) Inc.	Stellar Diamonds Limited (100%)
(Liberia)

Mano Diamonds (SL) Limited	Stellar Diamonds Limited (100%)
(Sierra Leone)

Sierra Diamonds Limited	Stellar Diamonds Limited (100%)
(British Virgin Islands)

Weasua Diamonds Limited	Stellar Diamonds Limited (50%)
(Seychelles)	Trans Hex Bemarking Beperk (50%)

Western Mineral Resources Corporation Inc.	Stellar Diamonds Limited (100%)
(British Virgin Islands)

Alpha Minerals Inc.	Western Mineral Resources Corporation Inc.
(Liberia)	(100%)

Basama Diamonds Limited	Basama Diamonds Limited (100%)
(Sierra Leone branch)

East Sierra Diamonds Limited	East Sierra Diamonds Limited (100%)
(Sierra Leone branch)

Kpo Resources Inc.	Weasua Diamonds Limited (100%)
(Liberia)

Mano River Diamants Guinée	Guinean Diamond Corporation Limited (100%)
(Guinea)

Name	Held by
(Jurisdiction of Incorporation):	(Percentage of holdings):
Ressources Mandala Guinee SARL	Guinean Diamond Corporation Limited (100%)
(Guinea)

Sierra Diamonds Limited	Stellar Diamonds Limited (100%)
(Sierra Leone branch)

Stellar Diamants Congo SPRL	Diamants du Congo Oriental Limited (100%)
(Democratic Republic of Congo)

Western Mineral Resources Corporation Inc.	Western Mineral Resources Corporation Inc.
(Liberia)	(100%)

Mano Gold Investments Limited	Mano River Resources Inc. (100%)
(British Virgin Islands)

Golden Leo Resources Limited	Mano Gold Investments Limited (100%)
(British Virgin Islands)

Golden Limbo Rock Resources Limited	Mano Gold Investments Limited (100%)
(British Virgin Islands)

Mano Gold (Liberia) Limited	Mano Gold Investments Limited (100%)
(British Virgin Islands)

North West Minerals Limited	Mano Gold Investments Limited (100%)
(Seychelles)
Bea Mountain Mining corp.	Mano Gold (Liberia) Limited (100%)
(Liberia)

Golden Leo Resources Limited	Mano Gold Investments Limited (100%)
(Sierra Leone branch)

Golden Limbo Rock Resources Limited	Golden Limbo Rock Resources Limited (100%)
(Guinea)

Mano River Iron Ore Holdings Limited	Mano River Resources Inc. (100%)
(Seychelles)

Severstal Liberia Iron Ore Limited	Mano River Iron Ore Holdings Limited (38.5%)
(British Virgin Islands)	Lybica Holdings B.V. (61.5%)

Mano Iron Ore (Guinea) Limited	Severstal Liberia Iron Ore Limited (100%)
(British Virgin Islands)

Mano River Iron Ore Limited	Severstal Liberia Iron Ore Limited (100%)
(Seychelles)

Putu Iron Ore Mining Inc.	Mano River Iron Ore Limited (100%)
(Liberia)

SCHEDULE D
FORM OF SUPPORT AND VOTING AGREEMENT
STRICTLY PRIVATE & CONFIDENTIAL
[•], 2009
TO:      •
Re: African Aura Resources Limited (“Aura”)
Dear Sir:
          Mano River Resources Inc. (“Mano”) and Aura wish to enter into a combination agreement (the “Combination Agreement”) dated as of the date hereof providing for the merger of Aura and a wholly-owned subsidiary of Mano under the BVI Business Companies Act, 2004 subject to the terms and conditions of the Combination Agreement, as a result of which Aura shall become a wholly-owned subsidiary of Mano (the “Proposed Transaction”).
          Among other things, the Combination Agreement describes Mano’s proposal and sets forth the terms and conditions upon which Aura has agreed to propose the merger to effect the Proposed Transaction (the “Merger”, as such term may be changed as a result of a Modified Transaction, as defined below) on the terms and subject to the conditions set forth in the Combination Agreement and the Plan of Merger.
          This letter agreement (the “Agreement”) sets out the terms and conditions of the agreement of [•] (the “Shareholder”) to: (i) support the Merger; (ii) vote the Shareholder Securities (as defined below) in favour of the Merger Resolution; and (iii) abide by the restrictions and covenants set forth herein.
          As used herein, the term “Aura Shares” means the shares in the capital of Aura as constituted at the date hereof and includes any other voting securities of Aura that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of Aura and all other securities convertible or exchangeable into any of the foregoing. For greater certainty, the term “Aura Shares” includes Aura Shares issuable upon the exercise of Aura Options and/or Aura Warrants.
          The Shareholder expressly acknowledges that Mano would not enter into the Combination Agreement but for, among other things, the execution and delivery of this Agreement by the Shareholder.
          Terms defined in the Combination Agreement that appear herein without definition have the meaning ascribed to them in the Combination Agreement.
1.	Agreement to Support and Vote in Favour of the Merger
(a)	Subject to the terms and conditions of this Agreement, the Shareholder irrevocably covenants and agrees for the benefit of Mano to support and vote or cause to be voted in favour of the Merger Resolution at any special meeting or meetings or adjournment(s) or postponement(s) thereof of Aura Shareholders to be held to consider the Merger (the “Aura Meeting”):
(i)	all of the Aura Shares; and

(ii)	any other securities of Aura acquired by the Shareholder after the date hereof and prior to the date of the Meeting, that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed, by the Shareholder (collectively, the “Shareholder Securities”). The Shareholder irrevocably covenants and agrees for the benefit of Mano that: (i) no later than 10 business days following the mailing of the Circular, it shall deliver or cause to be delivered (including by instructing the participant in the book based system operated by CDS Clearing and Depository Services Inc. through which the Shareholder holds Aura Shares to arrange for such delivery) to the depository retained by Aura in connection with the Merger (with a copy to Mano) a duly executed proxy (or other appropriate voting instrument) with instructions to vote in favour of the Merger Resolution; and (ii) such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument).

(b)	The Shareholder agrees to vote its Shareholder Securities against any Acquisition Proposal at any meeting of securityholders of Aura and not to otherwise support any Acquisition Proposal unless this Agreement is terminated in accordance with its terms.
2.	Covenants of the Shareholder
(a)	The Shareholder agrees that, during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date it shall not, directly or indirectly, through any representative (including financial or other advisor) or agent (collectively, “Representatives”), take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Merger, including, but not limited to, any action to:
(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of contract) any inquiries, submissions, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal; and

(ii)	participate in any discussions or negotiations regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal;

provided, however, that the foregoing shall not prevent a Shareholder who is a member of the board of directors of Aura (the “Board of Directors”) or who, if the Shareholder is a legal person, is represented on the Board of Directors, from responding in such capacity as a director and subject to and in accordance with the terms of the Combination Agreement to any bona fide written Acquisition Proposal made by a third party to Aura or the Board of Directors after the date hereof, providing information to such third party or taking any action referred to in this Subsection 2(a) above in such capacity as a director of Aura if, acting in good faith, after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the Board of Directors’ fiduciary duties, the failure to do so would be inconsistent with the Shareholder’s fiduciary duties as a member of the Board of Directors. For greater certainty, the Shareholder acknowledges that the proviso to this Subsection 2(a) shall not affect the Shareholder’s obligations set forth in Section 1 of this Agreement.

(b)	The Shareholder hereby agrees to promptly (and in any event within 24 hours) notify Mano, at first orally and then in writing, of all Acquisition Proposals, of which the Shareholder, in its capacity as an Aura Shareholder, becomes aware, or any amendments to the foregoing, or any request for non-public information relating to Aura or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Aura or any of its Subsidiaries by any Person that informs the Shareholder that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contract as Mano may reasonably request including the identity of the Person making such proposal, inquiry of contact. The Shareholder shall keep Mano fully informed on a prompt basis of the status, including any change to the material terms and conditions, of any such inquiry, proposal or offer.

(c)	The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date the Shareholder shall not sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any Shareholder Securities or relinquish or modify its right to vote any of the Shareholder Securities, or enter into any agreement to do the foregoing.

(d)	The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date, the Shareholder will not grant or agree to grant any proxy or other right to the Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Aura Shareholders, or give consents or approvals of any kind with respect to the Shareholder Securities, other than pursuant to the provisions hereof.

(e)	The Shareholder shall ensure that its Representatives are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by any such Persons.

(f)	The Shareholder hereby irrevocably consents to:
(i)	Details of this Agreement being set out in the Circular; and

(ii)	This Agreement being made publicly available, including by filing on SEDAR.
3.	Change in Nature of Transaction
(a)	The Shareholder irrevocably covenants and agrees in favour of Mano that if Mano and its counsel and Aura and its counsel mutually agree that it is necessary or desirable to amend the Combination Agreement in any way or to proceed with another form of transaction whereby, in either case, substantially similar results as intended under the Merger could be achieved on economic terms and other terms and conditions and having consequences to the Shareholder which, in relation to Aura and the Shareholder, are not less favourable than and at least equivalent to or better than those contemplated by the Combination Agreement (a “Modified Transaction”), the Shareholder shall support the completion of such Modified Transaction in the same manner as the Merger.

(b)	If a Modified Transaction involves a meeting or meetings of securityholders of Aura, the Shareholder irrevocably covenants and agrees in favour of Mano to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Modified Transaction in the same manner, mutatis mutandis, as that referred to in Subsection 1(a).

(c)	In the event of any proposed Modified Transaction, the references in this Agreement to “Merger” or “Proposed Transaction” shall be changed to “Modified Transaction”, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Modified Transaction, and all references to the “Effective Date” herein shall refer to the date of closing of the transactions contemplated by the Modified Transaction.
4.	Superior Proposals
(a)	If a Superior Proposal is made, the Shareholder shall continue to support and vote or cause to be voted in favour of the Merger Resolution at any Meeting the Shareholder Securities as set forth in Subsection 1(a).

(b)	The Shareholder may tender the Shareholder Securities to a Superior Proposal or vote in favour of a Superior Proposal if and only if the Combination Agreement has been terminated in accordance with its terms.
5.	Representations and Warranties of the Shareholder
                   The Shareholder, by its acceptance hereof, represents and warrants as follows and expressly acknowledges that Mano is relying upon such representations and warranties in connection with entering into this Agreement and the Combination Agreement:

(a)	the Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shareholder Securities listed on Schedule A hereto;

(b)	the Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of (to the extent permitted by the attributes of such shares or pursuant to applicable Law, regulation or policy) all the Shareholder Securities as described in Appendix A;

(c)	no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Shareholder Securities or any interest therein or right thereto, except Mano pursuant hereto;

(d)	none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder shall result in (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Shareholder under: (i) any contract to which the Shareholder or any of its assets are or may be bound; (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over the Shareholder; (iii) any licence, permit, approval, consent or authorization held by the Shareholder; or (iv) any applicable Law, statute, ordinance, regulation or rule; or (b) the creation or imposition of any encumbrance on any of the Shareholder Securities;

(e)	this Agreement has been duly executed and delivered by the Shareholder and constitutes the Shareholder’s valid and binding obligation enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(f)	(i) the only securities of Aura beneficially owned, directly or indirectly, by the Shareholder are the Shareholder Securities listed on Appendix A hereto; (ii) except for the Aura Options listed on Appendix A hereto, the Shareholder has no agreement or option, or right or privilege (whether by Law, preemptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of Aura and (iii) other than pursuant to the exercise of Aura Options beneficially held by the Shareholder as at the date hereof, the Shareholder will not purchase or obtain any agreement or right to purchase any additional securities of Aura from and including the date hereof up to and including the Effective Time; and

(g)	the Shareholder has no claim against Aura or any of its Subsidiaries at the date of this Agreement and will not have any claim against Aura or any of its

Subsidiaries by reason of the entering into of this Agreement or the completion of the Merger.
6.	Representations and Warranties of Mano
                  Mano represents and warrants as follows and expressly acknowledges that the Shareholder is relying upon such representations and warranties in connection with entering into this Agreement:
(a)	Mano is a company validly existing under the laws of British Columbia and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(b)	this Agreement has been duly executed and delivered by Mano and constitutes a valid and binding obligation of Mano enforceable against Mano in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(c)	the Combination Agreement, when duly executed and delivered by Mano and the other parties thereto, shall constitute a valid and binding obligation of Mano enforceable against Mano in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.
7.	Termination
(a)	This Agreement may be terminated at any time prior to the Effective Date, by mutual written consent of Mano and the Shareholder.

(b)	This Agreement may be terminated by either Mano or the Shareholder if (i) any representation or warranty of the other party under this Agreement is untrue or incorrect in any material respect or (ii) in the event the other party breaches or is in default in any material respect of any of its covenants or obligations under this Agreement.

(c)	This Agreement shall be terminated automatically upon the earlier of (i) the Effective Date and (ii) the termination of the Combination Agreement in accordance with its terms.
8.	Effect of Termination
In the event of termination of this Agreement as provided in Section 7:

(a)	this Agreement shall forthwith be of no further force and effect; and

(b)	there shall be no liability on the part of Mano or the Shareholder hereunder except that nothing contained in this Section 8 shall relieve any party hereto from liability for any breach of this Agreement which occurred prior to the date of such termination.
9.	Further Assurances
                  Subject to the terms and conditions herein, the Shareholder and Mano agree to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations, to give effect to this Agreement, including using commercially reasonable efforts: (i) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law with respect to this Agreement; (ii) to lift or rescind any injunction or restraining order or other order adversely affecting the parties’ ability to consummate the transactions contemplated by this Agreement; and (iii) to fulfill all conditions and satisfy all provisions of this Agreement.
10.	General
(a)	All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or e-mail as follows:
(i)	If to the Shareholder:

[•]

Fax: [•]

(ii)	If to Mano:

Mano River Resources Inc. 32 Bloomsbury Street London, WC1B 3QJ United Kingdom

Attention: Luis da Silva

President and Chief Executive Officer

Fax: +44(0)20 7299 4209
with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP 5th Floor 23 College Hill London EC4R 2RP

Attention: David Glennie

Fax: +44(0)20 7429 3560

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next Business Day.

(b)	This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. For greater certainty, in the event of any conflict or inconsistency between this Agreement and the Combination Agreement in respect of the terms and conditions upon which the Merger shall be completed, the Combination Agreement shall govern. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the Shareholder and Mano other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by the Shareholder, on the one hand, or Mano, on the other hand, without the prior written consent of the other (which consent may be withheld at the discretion of the other) except that: (i) Mano may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity; and (ii) the Shareholder may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity, provided that in either case (A) such assignee acknowledges and agrees in writing prior to such transfer to be bound by the terms and conditions of this Agreement as if it were an original party hereto and (B) no such assignment shall relieve Mano or the Shareholder, as applicable, of its obligations hereunder.

(c)	If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof, and each such provision is deemed to be separate and distinct.

(d)	This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof, and the parties attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

(e)	Time is of the essence in the performance of this Agreement.

(f)	This Agreement may be executed by fax or e-mail transmission and in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

(g)	Each party hereto shall pay the fees, costs and expenses of his or its financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

(h)	The Shareholder recognizes and acknowledges that a breach by the Shareholder of any of the Shareholder’s covenants or agreements contained in this Agreement shall cause Mano to sustain damages for which Mano would not have an adequate remedy at law for money damages and, therefore, the Shareholder agrees that in the event of such a breach by the Shareholder, Mano shall be entitled to the remedy of specific performance of such covenant or agreement and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.
(Signatures on next page)

          If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to Mano the enclosed duplicate original of this Agreement by facsimile or otherwise.

MANO RIVER RESOURCES INC.
by:
	Name:	Luis da Silva
	Title:	President & Chief Executive Officer

          Irrevocably accepted and agreed to this            day of                     , 2009.

Name:	Witness:

APPENDIX A

Name of	Number of	Number of
Shareholder	Aura Shares	Aura Options
•	•	•

SCHEDULE E
AURA EXPLORATION RIGHTS
      Updated:       08-Jun-09

AAR Cameroon — Exploration Licence Coordinates						All licences are multi-commodity including precious & base metals, uranium, iron and diamonds
African Aura Resources (Cameroun) SARL

Licence			Date		COORDINATES (Lat/Long WGS 84)
Name	Licence No.	Area (km2)	granted/extended	Tenure	East / North	A	B	C	D	E	F	G	H
Batouri Ext	101	588	03-Apr-09	2+2+2+2 years (=8)	E	14°21’47”	14°28’13”	14°30’15”	14°30’19”	14°23’13”	14°15’45”	14°14’09”	14°19’12”
					N	04°31’49”	04°34’16”	04°31’20”	04°21’55”	04°16’31”	04°20’45”	04°25’34”	04°25’32”
Tchollire II	34	992	24-Apr-07	3+2+2+2+2 years (=11)	E	13°35’40”	13°42’00”	13°35’10”	13°26’33”	13°26’33”	13°35’40”
					N	08°29’00”	08°29’00”	08°04’55”	08°04’55”	08°16’50”	08°16’50”
Rey Bouba	51	974	29-May-07	3+2+2+2+2 years (=11)	E	14°00’22”	14°08’47”	14°13’58”	14°13’19”	14°20’22”	14°25’30”	14°23’54”	14°19’14”	14°10’17”	13°58’39”	13°50’30”	13°47’44”
					N	08°15’30”	08°21’31”	08°31’29”	08°34’55”	08°40’39”	08°34’38”	08°31’10”	08°24’02”	08°19’42”	08°04’34”	08°00’57”	08°05’22”

Caminex SARL
Licence					COORDINATES (Lat/Long WGS 84)
Name	Licence No.	Area (km2)	Date granted	Tenure	East / North	A	B	C	D	E	F	G	H
Djoum III	58	998	01-Aug-06	3+2+2+2+2 years (=11)	E	12°36’53”	12°55’46”	12°56’49”	12°50’31”	12°41’02”	12°39’54”	12°48’31”	12°36’20”
					N	02°42’02”	02°42’45”	02°39’52”	02°18’59”	02°15’50”	02°17’59”	02°32’53”	02°36’47”
Akonolinga	59	996	01-Aug-06	3+2+2+2+2 years (=11)	E	12°01’57”	12°11’16”	12°14’11”	12°28’02”	12°36’53”	12°36’07”	12°06’16”
					N	03°02’47”	03°03’04”	02°54’14”	02°42’51”	02°42’02”	02°34’35”	02°48’48”
Ntem	52	987	01-Jun-07	3+2+2+2+2 years (=11)	E	10°22’14”	10°39’42”	10°36’59”	10°21’11”
					N	03°07’56”	03°08’20”	02°49’24”	02°52’34”

Ridgeway Energy SARL
Licence					COORDINATES (Lat/Long WGS 84)
Name	Licence No.	Area (km2)	Date granted	Tenure	East / North	A	B	C	D	E	F	G	H	I	J	K	L	M	N
Bantadje	53	482	01-Jun-07	3+2+2+2+2 years (=11)	E	13°04’45”	13°04’45”	13°14’29”	13°14’29”
					N	8°29’04”	8°43’40”	8°43’40”	8°29’04”
Essong	99	991	06-Sep-07	3+2+2+2+2 years (=11)	E	12°01’31”	12°03’34”	12°30’48”	12°3607”	12°36’20”	12°48’31”	12°45’11”	12°29’00”
					N	02°35’42”	02°39’46”	02°25’58”	02°34’35”	02°36’47”	02°32’53”	02°27’11”	02°21’21”
Ekomedion	171	992	16-Oct-08	3+2+2+2+2 years (=11)	E	09 57 36	10 01 08	10 01 43	09 57 51	09 58 48	09 55 49	09 43 10	09 43 35	09 47 20	09 53 09	09 55 09	09 56 29	09 55 09
					N	04 56 38	04 55 53	04 44 38	04 36 04	04 36 04	04 30 09	04 37 33	04 41 08	04 48 52	04 52 09	04 48 34	04 49 36	04 53 57
Mbanga	172	1,000	16-Oct-08	3+2+2+2+2 years (=11)	E	09 43 10	09 55 49	09 59 45	10 01 49	10 00 49	09 58 26	09 58 27	09 55 21	09 05 15	09 34 21	09 32 21	09 33 07	09 36 47	09 38 44
					N	04 37 33	04 30 09	04 23 13	04 13 11	04 13 11	04 09 55	04 14 13	04 18 42	04 24 10	04 26 43	04 28 04	04 33 34	04 34 01	04 32 43

AAR Liberia — Exploration Licence Coordinates						All licences are multi-commodity including precious & base metals, uranium and diamonds, but excluding iron
African Aura Resources Ltd (Liberia)

					COORDINATES (UTM Zone 29N WGS 84)
Licence Name	Licence No	Area (km2)	Date granted	Tenure	East / North	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
North Bea	NA	400	18-Dec-07	2 years	E	287000	300000	300000	298000	298000	297000	297000	296000	296000	293000	293000	291000	291000	290000	290000	292000	292000	281000	281000	282000
					N	820000	820000	818000	818000	813000	813000	811000	811000	809000	809000	808000	808000	806000	806000	802000	802000	800000	800000	804000	804000
					East / North	U	V	W	X	Y	Z	A’	B’	C’	D’	E’	F’	G’	H’
					E	282000	283000	283000	285000	285000	286000	286000	288000	288000	290000	290000	288000	288000	287000
					N	808000	808000	809000	809000	811000	811000	813000	813000	815000	815000	817000	817000	818000	818000
					East / North	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
East Kpo	NA	400	18-Dec-07	2 years	E	372000	377000	377000	381000	381000	383000	383000	392000	392000	397000	397000	395000	395000	400000	400000	392000	392000	382000	382000	372000
					N	820000	820000	815000	815000	816000	816000	819000	819000	820000	820000	817000	817000	814000	814000	810000	810000	812000	812000	810000	810000

Chad
Maroua Salak
Garoua
Nigeria
Bantadje
Rey Bouba
Tchollire
Ngaoundéré
Cameroon
Central African Republic
Ekomedion
Mbanga
Batouri
Douala
Yaoundé
Ntem
Akonolinga
Essong
Djoum
Atlantic Ocean
Equatorial Guinea
Gabon
Congo
Licences
African Aura
Ridgeway Energy
african aura
resources ltd
Cameroon Projects
0
100
200
Kilometers
Date: June 2009
Compiled: Z Jackson
N

SCHEDULE F
MANO EXPLORATION AND MINING RIGHTS
Mano River Resources Inc. — Liberian licences
▪	Putu, Grand Gedeh County, Liberia (105,019 acres)

Point	UTm E	UTm N
1	580000	630000
2	585000	600000
3	585000	635000
4	590000	635000
5	590000	640000
6	600000	640000
7	600000	615000
8	580000	615000
1	580000	630000 (to close)
▪	Bea Mountain, Grand Cape Mount County, Liberia (1,000 km2)

Point	UTm E	UTm N
1	250000	780000
2	260000	780000
3	260000	790000
4	280000	790000
5	280000	800000
6	310000	800000
7	310000	790000
8	300000	790000
9	300000	780000
10	280000	780000
11	280000	770000
12	250000	770000
1	250000	780000
Mano River Resources Inc. — Sierra Leonean licences
▪	Lake Sonfon, Sonfon South, Sierra Leone (153 km2)

Beacon
Sequence	X Coordinates	Y Coordinates	UTM	DATUM
A	214991	1021096	29	WGS 84
B	225991	1021096	29	WGS 84
C	225991	1030096	29	WGS 84
D	232991	1030096	29	WGS 84
E	224991	1012096	29	WGS 84
F	214991	1012096	29	WGS 84

▪	Nimini Central, Sierra Leone (54 km2)

Beacon
Sequence	X Coordinates	Y Coordinates	UTM	DATUM
A	262991	952096	29	WGS 84
B	268991	952096	29	WGS 84
C	268991	943096	29	WGS 84
D	262991	943096	29	WGS 84
▪	Njaiama, Eastern Provence, Sierra Leone (103 km2)

Beacon			X	Y
Sequence	Beacon ID	UTM Zone	Coordinates	Coordinates	Datum
1	A	29	269000	950000	WGS 84
2	B	29	279000	950000	WGS 84
3	C	29	279000	953200	WGS 84
4	D	29	284500	953284	WGS 84
5	E	29	283700	947300	WGS 84
6	F	29	270000	941600	WGS 84
7	G	29	270000	944000	WGS 84
8	H	29	269000	944000	WGS 84
▪	Yengema, Eastern Provence, Sierra Leone (102.48 km2)

Beacon			X	Y
Sequence	Beacon ID	UTM Zone	Coordinates	Coordinates	Datum
1	MM14	29	269000	953000	WGS 84
2	MM13	29	273000	953000	WGS 84
3	MM12	29	273000	960000	WGS 84
4	GL/1	29	283200	960000	WGS 84
5	AM1	29	283834	958345	WGS 84
6	AM7	29	283850	9955350	WGS 84
7	KP3	29	282662	954725	WGS 84
8	KP2	29	282542	955042	WGS 84
9	KP1	29	282268	955286	WGS 84
10	KP10	29	282268	954363	WGS 84
11	KP9	29	281930	954195	WGS 84
12	KP8	29	281900	953650	WGS 84
13	KP7	29	282276	953701	WGS 84
14	KP6	29	282283	953340	WGS 84
15	C	29	279000	953200	WGS 84
16	B	29	279000	950000	WGS 84
17	A	29	269000	950000	WGS 84

▪	Tongo, Eastern Provence, Sierra Leone (33.12 km2)

Beacon
Sequence	X Coordinates	Y Coordinates	UTM	DATUM
1	285110	916111	29	WGS 84
2	285110	911204	29	WGS 84
3	282998	911293.3	29	WGS 84
4	279791.3	911296.7	29	WGS 84
5	278511.8	916110.3	29	WGS 84
Mano River Resources Inc. — Guinean licences
▪	Bouro, Kerouané, Guinea

Licence	Area	Coordinates (Lat/Long)
Name	(km2)	North/West	A	B	C	D
Bouro I	135 km2	N	8°52’00”	8°52’00”	8°48’00”	8°48’00”
		W	9°25’00”	9°15’00”	9°15’00”	9°25’00”
Bouro II	135 km2	N	8°56’00”	8°56’00”	8°52’00”	8°52’00”
		W	9°25’00”	9°15’00”	9°15’00”	9°25’00”
Bouro III	135 km2	N	8°48’00”	8°48’00”	8°44’00”	8°44’00”
		W	9°25’00”	9°15’00”	9°15’00”	9°25’00”
▪	Mandala, Kerouané/Macenta, Guinea (14 km2)

Point	North Latitude	West Longitude
A	8°48’41”	9°20’23”
B	8°48’41”	9°18’10”
C	8°48’44”	9°18’10”
D	8°48’44”	9°20’23”
▪	Ouria, Macenta, Guinea (16 km2)

Point	North Latitude	West Longitude
A	8°49’18”	9°22’34”
B	8°49’18”	9°20’23”
C	8°47’07”	9°20’23”
D	8°47’07”	9°22’34”
▪	Drujba, Kerouané/Macenta, Guinea (559 km2)

Point	North Latitude	West Longitude
A	8°36’00”	9°10’00”
B	8°36’00”	9°02’00”
C	8°35’00”	9°02’00”
D	8°35’00”	9°00’55”
E	8°30’00”	9°00’55”
F	8°30’00”	9°10’00”

▪	Gueliban, Kankan, Guinea (254 km2)

Point	North Latitude	West Longitude
A	10°22’30”	9°10’00”
B	10°22’30”	9°00’00”
C	10°15’00”	9°00’00”
D	10°15’00”	9°10’00”
▪	Missamana, Kankan, Guinea (263 km2)

Point	North Latitude	West Longitude
A	10°17’00”	9°00’00”
B	10°17’00”	8°50’00”
C	10°11’00”	8°50’00”
D	10°11’00”	9°04’25”
E	10°15’00”	9°04’25”
F	10°15’00”	9°00’00”

SCHEDULE 1.1.57
MERGER RESOLUTION
“THAT the Plan of Merger (as defined in Part • of the document of which this notice forms part) in the form produced to the meeting and initialled by the chairman for the purpose of identification be and is hereby authorised.”

SCHEDULE 1.1.62
PLAN OF MERGER
THIS PLAN OF MERGER dated 30 June 2009 is made
BETWEEN:
(1)	MANAAR LIMITED a business company registered in the British Virgin Islands under number 1535514 whose registered office is at Wickhams Cay, Road Town, Tortola, British Virgin Islands (the “Surviving Company”);

(2)	AFRICAN AURA RESOURCES LIMITED, a business company registered in the British Virgin Islands under number IBC 290507 whose registered office is at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (the “Subsumed Company”); and

(3)	MANO RIVER RESOURCES INC. a corporation registered in the province of British Columbia, Canada whose principal office is at 890 West Pender Street, Suite 600, PO Box 49222, Vancouver BC V6C 1K4, Canada (“Mano”)
NOW this Plan of Merger witnesses as follows:
1.	Definitions

Unless the context otherwise requires, the following words and expressions have the following meanings in this Plan of Merger:

“Act” means the BVI Business Companies Act, 2004;

“Business Day” means any day on which commercial banks are generally open for business in London, England, Vancouver, British Columbia, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in such cities under applicable laws;

“Circular” means the notice of meeting of members of the Subsumed Company and accompanying management information circular, including all schedules thereto, to be prepared and sent by the Subsumed Company to Subsumed Company Shareholders in connection with the Merger;

“Combination Agreement” means the combination agreement made as of the date of this Plan of Merger between Mano and the Subsumed Company relating to the Merger;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Notice” means a written notice given to the Subsumed Company by an Objecting Shareholder in accordance with section 179(5) of the Act of his decision to elect to dissent from the Merger;

“Effective Date” means the date which is ten Business Days after the last to occur of:

(a)	Mano having given written notice to the Subsumed Company that each of the conditions set out in section 6.1 and schedule 6.2 of the Combination Agreement has been satisfied or waived by it; and

(b)	the Subsumed Company having given written notice to Mano that each of the conditions set out in section 6.1 and schedule 6.3 of the Combination Agreement has been satisfied or waived by it;
“Letter of Transmittal” means the letter of transmittal accompanying the Circular;

“Mano Share” means a duly authorized, fully-paid, non-assessable common share in the capital of Mano;

“Merger” means the merger of the Surviving Company and Subsumed Company for which this is the plan of merger pursuant to section 170(2) of the Act;

“Merger Consideration” means, for each Subsumed Company Share, 1.57 Mano Shares (subject to adjustment in accordance with the Combination Agreement), save that fractional entitlements of Subsumed Company Shareholders shall be disregarded so that the number of Mano Shares to which a Subsumed Company Shareholder is entitled shall be rounded to the nearest whole number;

“Objecting Shareholder” means a Subsumed Company Shareholder who properly gives to the Subsumed Company a written objection to the Merger in accordance with section 179(2) of the Act;

“Objecting Shares” means Subsumed Company Shares that are held by an Objecting Shareholder;

“Subsumed Company Share” means a share of par value C$0.01 in the capital of the Subsumed Company;

“Subsumed Company Shareholder” means a holder of Subsumed Company Shares;

“Surviving Company Share” means a share of par value C$1.00 in the capital of the Surviving Company;

2.	Constituent companies

The constituent companies to this Plan of Merger are the Surviving Company and the Subsumed Company.

3.	Surviving company

The Surviving Company is the surviving company of the Merger.

4.	Other documents

This Plan of Merger is the “Plan of Merger” referred to in:
(a)	the Combination Agreement; and

(b)	the Circular.
5.	Conditions

The Merger shall be conditional on the satisfaction (or waiver if capable of waiver) of each of the conditions set out in section 6 of the Combination Agreement.

6.	Outstanding shares
(a)	The Surviving Company has one outstanding Surviving Company Share which is entitled to one vote on the Merger.

(b)	The Subsumed Company has 67,047,540 outstanding Subsumed Company Shares each of which is entitled to one vote on the Merger.

(c)	No class of shares of the Surviving Company or the Subsumed Company is entitled to vote as a class on the Merger.
7.	Effect of the Merger

On the Merger and without further action, the separate corporate existence of the Subsumed Company shall cease and:
(a)	the Surviving Company shall have all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies;

(b)	assets of every description, including choses in action and the business of each of the constituent companies, shall immediately vest in the Surviving Company; and

(c)	the Surviving Company shall be liable for all claims, debts, liabilities and obligations of each of the constituent companies.
8.	Conversion of shares

The manner and basis of converting the shares of the constituent companies into shares of the surviving company or other property shall be as follows:
(a)	Each Surviving Company Share in issue at 6.00 p.m. EDT on the Business Day immediately preceding the Effective Date shall continue as a share of the surviving company.

(b)	Each Subsumed Company Share (other than an Objecting Share) in issue at 6.00 p.m. EDT on the Business Day immediately preceding the Effective Date shall be converted into the right to receive the Merger Consideration.

(c)	Each Objecting Share in issue at 6.00 p.m. EDT on the Business Day immediately preceding the Effective Date shall be converted into the right to receive either:

(i)	if the relevant Objecting Shareholder properly gives a Dissent Notice, the fair value thereof as determined in accordance with section 179 of the Act; or

(ii)	otherwise, the Merger Consideration.
(d)	Mano shall cause the Depositary to issue certificates representing the Merger Consideration:
(i)	to Subsumed Company Shareholders (other than Objecting Shareholders) as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificate(s) representing their Subsumed Company Shares or other documentation as provided in the Letter of Transmittal; and

(ii)	to Objecting Shareholders who do not give a Dissent Notice, as soon as practicable following the later of the expiration of the period of 20 days referred to in section 179(5) of the Act and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificate(s) representing their Subsumed Company Shares or other documentation as provided in the Letter of Transmittal.
(e)	Mano shall cause the Depositary to:
(i)	forward or cause such certificates to be forwarded by first class mail (postage prepaid) to the Subsumed Company Shareholder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the Subsumed Company Shareholder in the Letter of Transmittal, make such certificates available at the Depositary for collection; or

(iii)	if the Letter of Transmittal neither specifies an address nor contains a request as described in sub-clause (ii) above, forward or cause such certificates to be forwarded by first class mail (postage prepaid) to the Subsumed Company Shareholder at the address of such holder as shown in the register of members of the Subsumed Company on the Effective Date.
(f) Until such time as a Subsumed Company Shareholder complies with the provisions of clause 8(d) above, all certificates to Mano Shares to which such holder is entitled (and all dividends paid or distributions made in respect thereof) shall, subject to clause 8(g) below, in each case be delivered or paid to the Depositary to be held in trust for such holder for delivery to the holder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal and the certificate(s) representing the Subsumed Company Shares in accordance with clause 8(d) above.

(g)	Any certificate representing Subsumed Company Shares not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against Mano, the Subsumed Company or the Surviving Company by a former Subsumed Company Shareholder. On such date, all Mano Shares to which the former holder of such certificates was entitled shall be deemed to have been surrendered to Mano.
9.	Memorandum and articles

The memorandum and articles of association of the Surviving Company as in effect on the Effective Date shall be the memorandum and articles of association of the surviving company until the same shall be altered or amended.
10.	Termination

This Plan of Merger shall terminate contemporaneously with any termination of the Combination Agreement.
11.	Miscellaneous
(a)	Nothing in this Plan of Merger shall be construed as creating any partnership or agency relationship between any of the parties.

(b)	Any variation of this Plan of Merger shall be in writing and signed by or on behalf of all parties.

(c)	Any waiver of any right under this Plan of Merger shall only be effective if it is in writing, and shall apply only in the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived. No failure to exercise or delay in exercising any right or remedy provided under this Plan of Merger or by law shall constitute a waiver of such right or remedy or prevent any future exercise in whole or in part thereof. No single or partial exercise of any right or remedy under this Plan of Merger shall preclude or restrict the further exercise of any such right or remedy.

(d)	Unless specifically provided otherwise, rights arising under this Plan of Merger shall be cumulative and shall not exclude rights provided by law.

(e)	This Plan of Merger may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

(f)	Notices given under this Plan of Merger shall be given in accordance with the Combination Agreement.

12.	Governing law

This Plan of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands. The parties hereby submit to the non-exclusive jurisdiction of the courts of the British Virgin Islands.
AS WITNESS the Surviving Company, the Subsumed Company and Mano have caused this Plan of Merger to be executed on the date first written above.

SIGNED for and on behalf of	SIGNED for and on behalf of
Manaar Limited	African Aura Resources Limited.

By	By

Name	Name

Title	Title

SIGNED for and on behalf of
Mano River Resources Inc.

By

Name

Title

SCHEDULE 3.1
REPRESENTATIONS AND WARRANTIES OF AURA
3.1.1	Board Recommendation. The Board of Directors of Aura has received advice from its financial advisor that the Merger, if and when consummated, will be fair from a financial point of view to the shareholders of Aura, and the Board of Directors of Aura has unanimously (i) approved the entering into of this Agreement by Aura, (ii) determined that the Merger is in the best interests of Aura and its Shareholders, and (iii) determined to recommend that the Shareholders of Aura vote in favour of the Merger.

3.1.2	Organization and Qualification. Each Subsidiary of Aura as of the date hereof, its jurisdiction of incorporation, and Aura’s interest therein are set forth in Schedule B. Aura and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Aura and each of its Subsidiaries has the requisite power and authority to carry on its business as it is now being conducted. Aura and each of its Subsidiaries is duly registered to do business, and each is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Aura and its Subsidiaries, taken as a whole, or on the ability of the Aura to consummate the transactions contemplated hereby.

3.1.3	Authority Relative to this Agreement. Aura has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Aura and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Aura, and no other corporate proceedings on the part of Aura are or will be necessary to authorize this Agreement and the transactions contemplated hereby other than shareholder approval of the Merger Resolution. This Agreement has been duly executed and delivered by Aura and constitutes a legal, valid and binding obligation of Aura enforceable against Aura in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors, and equitable remedies, including specific performance, are discretionary and may not necessarily be ordered by a court.

3.1.4	No Violations. Neither the execution nor the delivery of this Agreement by Aura, nor the consummation of the transactions contemplated hereby (including the Merger), nor compliance by Aura with any of the provisions hereof, will:
•	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Aura or any of its Subsidiaries or under any of the terms, conditions or provisions of their respective governing documents or any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Aura or any of its Subsidiaries is a party, or to which any of them or any of their respective properties or assets may be subject, or by which Aura or any of its Subsidiaries is bound; or

•	violate any judgment, ruling, order, writ, injunction, determination, award, decree or law applicable to Aura or any of its Subsidiaries or any of their respective properties or assets; or

•	cause the suspension or revocation of any Permit currently in effect which would have a Material Adverse Effect on Aura and its Subsidiaries taken as a whole.
3.1.5	Compliance with Law. Aura and each of its Subsidiaries have complied with and are in compliance with all Laws applicable to the operation of Aura’s business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on Aura and its Subsidiaries, taken as a whole, or on the ability of Aura to consummate the transactions contemplated hereby.

3.1.6	Capitalization. As at the date hereof, Schedule B sets out the authorized share capital of Aura as well as the issued and outstanding Aura Shares, Aura Options and Aura Warrants, including the number of Aura Shares that may be issued upon exercise of such Aura Options and Aura Warrants and the exercise prices therefor. Except as set forth in Schedule B, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Aura of any securities of Aura (including the Aura Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Aura (including the Aura Shares), other than the Shareholder Rights Plan. All outstanding Aura Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Aura Shares issuable upon the exercise of outstanding Aura Options and Aura Warrants, in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

3.1.7	US Matters. Aura (i) is not an “investment company,” as such term is defined under the U.S. 1940 Act, registered or required to be registered under the U.S. 1940 Act, (ii) is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, (iii) U.S. holders for purposes of Rule 14d-1(c) under the Exchange Act do not hold more than 10 percent of the issued and outstanding Aura Shares, and (iv) as determined in accordance with the HSR Act, Aura and all entities controlled by Aura (a) do not hold assets located in the United States having an aggregated fair market value in excess of US$65.2 million, and (b) did not have aggregate sales in or into the United States in excess of US$65.2 million in Aura’s most recent fiscal year.

3.1.8	Net Cash. As at May 31, 2009 Aura has net cash of at least US$4,374,586, taking into account all existing liabilities and reasonable accruals for all other known or anticipated liabilities to date (including legal and other professional fees).

3.1.9	Subsidiaries. All interests held by Aura, directly or indirectly, in all other entities are disclosed in Schedule B and, where Aura does not hold directly or indirectly 100% of the ownership interests of an entity, the holder of any remaining ownership interests (and the percentage held) is also indicated. All of the outstanding shares of capital stock and other ownership interests in the entities described in Schedule B are duly authorized, validly issued, fully paid and non-assessable, and all such shares and ownership interests indicated as being owned directly or indirectly by Aura or its Subsidiaries are owned free and clear of all Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests (from Aura, from treasury or otherwise) in, or material assets or properties of, any entity described in Schedule B, other than as set out in Schedule B.

3.1.10	Financial Matters. The audited consolidated financial statements of Aura as at and for the fiscal year ended June 30, 2008 (including the notes thereto) and Aura’s unaudited financial statements as at and for the nine months ended March 31, 2009 (including the notes thereto) were prepared in accordance with IFRS, consistently applied, and fairly present in all material respects the consolidated financial condition of Aura at the respective dates indicated and the results of operations of Aura for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the liabilities of Aura on a consolidated basis in accordance with IFRS. Neither Aura nor any of its Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Aura for the nine months ended March 31, 2009, except liabilities and obligations incurred in the ordinary course of business since March 31, 2009. Aura is able to pay its liabilities as they become due; the realizable value of the assets of Aura is not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

3.1.11	Reporting Issuer Status. Aura is a “reporting issuer” in “good standing” under the securities laws of the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia. The Aura Shares are only listed on, and Aura is in material compliance with the rules and policies of, the TSX Venture Exchange.

3.1.12	Filings Complete and Accurate. The Aura Disclosure Documents, as of their respective filing dates, complied in all material respects with all applicable securities Laws and at the time filed (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.1.13	Not a Business Combination. The Merger is not a “business combination” involving Aura (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders In Special Transactions).

3.1.14	Absence of Certain Changes. Since March 31, 2009: (i) other than the transactions contemplated in this Agreement, the business of Aura and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice; (ii) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Aura that has not been disclosed in the Aura Disclosure Documents; (iii) other than as disclosed in the Aura Financial Statements, there has not been any change in the accounting policies used by Aura and its Subsidiaries; and (iv) except in the ordinary course of business, there has not been any increase in salary, bonus or benefits to any director, officer or employee of Aura.

3.1.15	Taxes. Aura and each of its Subsidiaries has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which are being diligently contested in good faith through proper proceedings and with respect to which adequate reserves in accordance with IFRS have been provided in the Aura Financial Statements. To the knowledge of Aura, there is no claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to Aura or its Subsidiaries in respect of any material Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Aura. There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Return or any payment of Taxes by Aura and any of its Subsidiaries.

3.1.16	Real Property. Neither Aura nor any of its Subsidiaries owns any real or immovable property. With respect to the real or immovable property leased, subleased or occupied by Aura or its Subsidiaries: (i) the lease, sublease or occupancy agreement for such property is valid, legally binding, enforceable and in full force and effect with respect to Aura or its Subsidiaries, as the case may be, and none of Aura or any of its Subsidiaries or, to the knowledge of Aura, the landlord is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of Aura or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder; and (ii) no third party has repudiated or has the right to terminate or repudiate such lease, sublease or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Aura.

3.1.17	Personal Property. Aura and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all personal or movable property owned or leased or otherwise held or used by them, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Aura.

3.1.18	Accurate Information. All data and information provided by Aura (or any of its Subsidiaries or its or their agents or representatives) to Mano (or its Affiliates or its and their agents and representatives) taken as a whole is true and correct in all material respects and does not omit any data or information available to Aura or its Subsidiaries necessary to make the data and information provided not misleading. Mano has been provided with true and complete copies of all Material Contracts of Aura or its Subsidiaries. Other than the information contained in the Aura Disclosure Documents, there are no facts respecting Aura and its Subsidiaries specifically which, if learned by Mano, might reasonably be expected to materially diminish Mano’s evaluation of the value of the Aura Shares or which, if learned by Mano, might reasonably be expected to deter Mano from completing the transactions contemplated by this Agreement on the terms of this Agreement. Notwithstanding the foregoing paragraph, Mano agrees that any geological or other technical information based on interpretation of fact is only provided as information and Aura provides no representation or warranty as to its truth or correctness.

3.1.19	Title. Schedule E sets out full details of the Aura Mining Rights and their current status. Aura or the indicated Subsidiary of Aura has good and indefeasible right, title and interest in and to all such Mining Rights.

SCHEDULE 3.2
REPRESENTATIONS AND WARRANTIES OF MANO
3.2.1	Organization and Qualification. Each Subsidiary of Mano as of the date hereof, its jurisdiction of incorporation, and Mano’s interest therein are set forth in Schedule B. Mano and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Mano and each of its Subsidiaries has the requisite power and authority to carry on its business as it is now being conducted. Mano and each of its Subsidiaries is duly registered to do business, and each is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Mano and its Subsidiaries, taken as a whole, or on the ability of the Mano to consummate the transactions contemplated hereby.

3.2.2	Authority Relative to this Agreement. Mano has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Mano and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Mano, and no other corporate proceedings on the part of Mano are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Mano and constitutes a legal, valid and binding obligation of Mano enforceable against Mano in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors, and equitable remedies, including specific performance, are discretionary and may not necessarily be ordered by a court.

3.2.3	No Violations. Neither the execution nor the delivery of this Agreement by Mano, nor the consummation of the transactions contemplated hereby (including the Merger), nor compliance by Mano with any of the provisions hereof, will:
•	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Mano or any of its Subsidiaries or under any of the terms, conditions or provisions of their respective governing documents or any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Mano or any of its Subsidiaries is a party, or to which any of them or any of their respective properties or assets may be subject, or by which Mano or any of its Subsidiaries is bound; or

•	violate any judgment, ruling, order, writ, injunction, determination, award, decree or law applicable to Mano or any of its Subsidiaries or any of their respective properties or assets, or

•	cause the suspension or revocation of any Permit licence currently in effect which would have a Material Adverse Effect on Mano and its Subsidiaries taken as a whole.
3.2.4	Compliance with Law. Mano and each of its Subsidiaries have complied with and are in compliance with all laws applicable to the operation of Mano’s business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on Mano and its Subsidiaries, taken as a whole, or on the ability of Mano to consummate, or cause the consummation of, the transactions contemplated hereby.

3.2.5	Capitalization. As at the date hereof, Schedule C sets out the authorized share capital of Mano as well as the issued and outstanding Mano Shares, Mano Options and Mano Warrants, including the number of Mano Shares that may be issued upon exercise of such Mano Options and Mano Warrants and the exercise prices therefor. Except as set forth in Schedule C, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Mano of any securities of Mano (including the Mano Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Mano (including the Mano Shares). All outstanding Mano Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Mano Shares issuable upon the exercise of outstanding Mano Options and Mano Warrants, in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

3.2.6	Subsidiaries. All interests held by Mano, directly or indirectly, in all other entities are disclosed in Schedule C and, where Mano does not hold directly or indirectly 100% of the ownership interests of an entity, the holder of any remaining ownership interests (and the percentage held) is also indicated. All of the outstanding shares of capital stock and other ownership interests in the entities described in Schedule C are duly authorized, validly issued, fully paid and non-assessable, and all such shares and ownership interests indicated as being owned directly or indirectly by Mano or its Subsidiaries are owned free and clear of all Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests (from Mano, from treasury or otherwise) in, or material assets or properties of, any entity described in Schedule C, other than as set out in Schedule C.

3.2.7	Financial Matters. The audited consolidated financial statements of Mano as at and for the fiscal year ended December 31, 2008 (including the notes thereto) and Mano’s unaudited financial statements as at and for the three months ended March 31, 2009 (including the notes thereto) were prepared in accordance with GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Mano at the respective dates indicated and the results of operations of Mano for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the liabilities of Mano on a consolidated basis in accordance with GAAP. Neither Mano nor any of its Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Mano for the three months ended March 31, 2009, except liabilities and obligations incurred in the ordinary course of business since March 31, 2009. Mano is able to pay its liabilities as they become due; the realizable value of the assets of Mano is not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

3.2.8	Reporting Issuer Status. Mano is a “reporting issuer” in “good standing” under the securities laws of the provinces of British Columbia and Alberta. The Mano Shares are only listed on, and Mano is in material compliance with the rules and policies of, the TSX Venture Exchange and AIM.

3.2.9	Filings Complete and Accurate. The Mano Public Documents, as of their respective filing dates, complied in all material respects with all applicable securities laws and at the time filed (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.2.10	Absence of Certain Changes. Since March 31, 2009: (i) other than the transactions contemplated in this Agreement, the business of Mano and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice; (ii) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Mano that has not been disclosed in the Mano Disclosure Documents; (iii) other than as disclosed in the Mano Financial Statements, there has not been any change in the accounting policies used by Mano and its Subsidiaries; and (iv) except in the ordinary course of business, there has not been any increase in salary, bonus or benefits to any director, officer or employee of Mano.

3.2.11	Taxes. Mano and each of its Subsidiaries has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which are being diligently contested in good faith through proper proceedings and with respect to which adequate reserves in accordance with GAAP have been provided in the Mano Financial Statements. To the knowledge of

Mano, there is no claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to Mano or its Subsidiaries in respect of any material Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Mano. There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Return or any payment of Taxes by Mano and any of its Subsidiaries.

3.2.12	Real Property. Neither Mano nor any of its Subsidiaries owns any real or immovable property. With respect to the real or immovable property leased, subleased or occupied by Mano or its Subsidiaries: (i) the lease, sublease or occupancy agreement for such property is valid, legally binding, enforceable and in full force and effect with respect to Mano or its Subsidiaries, as the case may be, and none of Mano or any of its Subsidiaries or, to the knowledge of Mano, the landlord is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of Mano or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder; and (ii) no third party has repudiated or has the right to terminate or repudiate such lease, sublease or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Mano.

3.2.13	Personal Property. Mano and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all personal or movable property owned or leased or otherwise held or used by them, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Mano.

3.2.14	Accurate Information. All data and information provided by Mano (or any of its Subsidiaries or its or their agents or representatives) to Aura (or its affiliates or its and their agents and representatives) taken as a whole is true and correct in all material respects and does not omit any data or information available to Mano or its Subsidiaries necessary to make the data and information provided not misleading. Aura has been provided with true and complete copies of all Material Contracts of Mano or its Subsidiaries or Associates. Other than the information contained in the Mano Public Documents, there are no facts respecting Mano and its Subsidiaries specifically which, if learned by Aura, might reasonably be expected to materially diminish Aura’s evaluation of the value of the Mano Shares or which, if learned by Aura, might reasonably be expected to deter Aura from completing the transactions contemplated by this Agreement on the terms of this Agreement.

Notwithstanding the foregoing paragraph, Mano agrees that any geological or other technical information based on interpretation of fact is only provided as information and Mano provides no representation or warranty as to its truth or correctness.

3.2.15	Title. Except as disclosed in the Mano Disclosure Documents, Mano, its Subsidiaries and Associates are the absolute legal and beneficial owners of, and have good, indefeasible and marketable right, title and interest in and to, all of the material property or assets thereof as described in the Mano Disclosure Documents, and no other Mining Rights are necessary for the conduct of the business of Mano, its Subsidiaries or Associates as currently conducted, except as disclosed in the Mano Disclosure Documents, none of Mano, its Subsidiaries or Associates knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such Mining Rights and, except as disclosed in the Mano Disclosure Documents and, in the case of the material Mining Rights, as disclosed in Schedule “F” hereto, none of Mano, its Subsidiaries or Associates has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to the Mining Rights thereof;

3.2.16	Mining Rights. Mano, its Subsidiaries and Associates, as the case may be, hold Permits, concessions and similar rights (collectively, “Mining Rights”) entitling them, in respect of the ore bodies and minerals located in properties in which they have an interest as described in the Mano Disclosure Documents under valid, subsisting and enforceable agreements or instruments, sufficient to permit them to explore the minerals relating thereto; all property, leases or claims in which they have an interest or right have been validly located and recorded in accordance in all material respects with all applicable Laws and are valid and subsisting except where the failure to be so would not have a Material Adverse Effect on Mano, its Subsidiaries and Associates, taken as a whole; Mano, its Subsidiaries and Associates, as the case may be, have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which they have an interest as described in the Mano Disclosure Documents granting them the right and ability to explore or prospect for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of Mano, its Subsidiaries and Associates, as the case may be, with only such exceptions as do not interfere with the use made by them of the rights or interest so held; and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Mano, a Subsidiary of Mano or an Associate of Mano, as the case may be, except where the failure to be so would not have a Material Adverse Effect on Mano, its Subsidiaries and Associates, taken as a whole. The Mining Rights in respect of Mano’s properties, as disclosed in Schedule “F” hereto, constitute a description of all material Mining Rights held by Mano, its Subsidiaries and Associates;

3.2.17	Shares. The Mano Shares to be issued pursuant to the Merger will, upon issue, be issued as fully-paid and non-assessable shares. The Mano Shares issuable upon exercise of the Replacement Options and Aura Warrants will upon exercise thereof be issued as fully-paid and non-assessable shares.

SCHEDULE 6.2
CONDITIONS PRECEDENT IN FAVOUR OF MANO
(a)	The Merger shall have been approved by the holders of Aura Shares in the manner required by applicable Laws;

(b)	Without limiting any other condition contained herein, any applicable waiting periods under any competition, merger control or similar law or any approval or consent of any Governmental Entity in respect of competition or merger control matters having jurisdiction over the Merger, Aura, Mano or any of their Affiliates, will have terminated or expired or been obtained, as the case may be, without the applicable regulators indicating the intent to oppose the making or completion of the Merger;

(c)	(i) All consents, waivers, permits, orders and approvals (including Regulatory Approvals) of any Governmental Entity (which Mano, acting reasonably, views as being necessary to complete the Merger) shall have been obtained on terms satisfactory to Mano, acting reasonably, and (ii) all waiting periods in connection with, or required to permit, the making and completion of the Merger (which Mano acting reasonably, views as being necessary to complete the Merger), shall have terminated or expired, as the case may be, without the applicable regulators indicating the intent to oppose the making or completion of the Merger;

(d)	Mano shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal, arbitrator or governmental entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Cameroon, Liberia, the United Kingdom, Canada, the BVI or elsewhere, whether or not having the force of law, and (ii) no Law shall have been proposed, enacted, promulgated or applied, in the case of (i) and (ii) above,
(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the indirect acquisition by Mano of the Aura Shares or the right of Mano to own or exercise full rights of ownership of the Aura Shares or which would materially and adversely affect the ability of Mano to proceed with the acquisition by Mano of any Aura Shares pursuant to the Merger, and no judgment, ruling or order shall have been issued to that effect by any such court or Governmental Entity or official, including pursuant to proceedings taken by a private person (including without limitation any individual, corporation, firm or other entity), or

(B)	which, if the Merger were consummated, would reasonably be expected to have a Material Adverse Effect on Aura and its Subsidiaries, taken as a whole;

(e)	At the Effective Date, there does not exist any prohibition at law against Mano acquiring, directly or indirectly, any Aura Shares under the Merger or completing the Merger;

(f)	The Separation Time shall not have occurred and immediately prior to the Effective Date, the Board of Directors of Aura shall have waived or suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative against the Merger to the extent necessary under the terms of the Shareholder Rights Plan;

(g)	Mano shall have determined, acting reasonably, that there does not exist and has not occurred (or if there does exist or shall have previously occurred, there shall not have been disclosed after the date hereof, generally by way of press release and material change report, if applicable, or to Mano in writing) any condition, event or development related to Aura or its Subsidiaries which is or would reasonably be expected to have, a Material Adverse Effect on Aura and its Subsidiaries, taken as a whole;

(h)	Without limiting the generality of (g) above, there shall not have occurred any actual change (including a proposal to amend any applicable Tax Laws or any publicly stated administrative practice regarding Taxes) that directly or indirectly increases materially the effective Tax liability of, or in respect of the proceeds from, the sale or other disposition of any assets or securities owned by, Aura or any of its Subsidiaries, or that has or may have a Material Adverse Effect on Aura and its Subsidiaries taken as a whole, with respect to the regulatory regime applicable to their respective business and operation or with respect to acquiring Aura Shares under the Merger;

(i)	Mano shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any of the Aura Disclosure Documents (other than any information provided by Mano under Section 2.6.2 of this Agreement) which is, or would reasonably be expected to have, a Material Adverse Effect on Aura and its Subsidiaries, taken as a whole;

(j)	Neither Aura nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, (i) would constitute such a default under any Material Contract, (ii) would give rise to any right of termination or acceleration of material indebtedness of Aura or any of its Subsidiaries or cause any such indebtedness to come due before its stated maturity or cause any available credit of Aura or any of its Subsidiaries to cease to be available, or (iii) would result in the imposition of any Material Encumbrance upon any of Aura’s assets or the assets of any of its Subsidiaries, except where Mano, acting reasonably, believes such event, condition or occurrence would not cause a Material Adverse Effect on Aura and its Subsidiaries, taken as a whole;

(k)	Neither Aura nor any of its Subsidiaries shall have terminated, amended or varied the terms of any Material Contract;

(l)	All necessary steps regarding outstanding Aura Warrants contemplated by Section 2.7.2 will have been taken in a manner satisfactory to Mano, acting reasonably;

(m)	All non-governmental consents, approvals and waivers which Mano, acting reasonably, believes are required, under or pursuant to any Contract or Permit to which Aura or any of its Subsidiaries is bound or is subject, in connection with completion of the Merger, shall have been obtained or received, except where the failure to obtain or receive such non-governmental consents, approvals, or waivers would not have a Material Adverse Effect on Aura and its Subsidiaries, taken as a whole or, if the Merger is consummated, reasonably be expected to have a Material Adverse Effect on Mano;

(n)	Each of the Voting Agreements shall have been complied with and shall not have been terminated;

(o)	Dissent rights shall not have been exercised and remain outstanding at the Effective Date with respect to more than 10% of the outstanding Aura Shares at that time;

(p)	Each of the representations and warranties of Aura which are set out in the Merger Agreement that are qualified by materiality shall be true and correct in all respects, and each of the representations and warranties of Aura which are set out in the Merger Agreement that are not qualified by materiality shall be true and correct in all material respects and Aura shall have complied in all material respects with each of its covenants and obligations set out in the Merger Agreement and the Merger Agreement shall not have been terminated and shall remain in full force and effect; and

(q)	Mano and Aura shall have received the resignations of directors of Aura and its Subsidiaries contemplated by Section 5.6.3 in form and substance satisfactory to Mano acting reasonably and Aura shall have taken the steps contemplated by such Section to facilitate the replacement of such Persons by nominees of Mano as of the Effective Date.

SCHEDULE 6.3
CONDITIONS PRECEDENT IN FAVOUR OF AURA
(a)	All acts, undertakings, obligations, agreements and covenants of Mano under this Agreement or under the Merger Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by Mano and Aura shall have received a certificate of Mano addressed to Aura and dated as of the Effective Date, signed on behalf of Mano by the Chief Executive Officer and the Chief Financial Officer of Mano, without personal liability, confirming the same;

(b)	Each of the representations and warranties of Mano which are set out in the Merger Agreement that are qualified by materiality shall be true and correct in all respects, and each of the representations and warranties of Mano which are set out in the Merger Agreement that are not qualified by materiality shall be true and correct in all material respects and Mano shall have complied in all material respects with each of its covenants and obligations set out in the Merger Agreement and the Merger Agreement shall not have been terminated and shall remain in full force and effect;

(c)	the Board of Directors of Mano and Mano Subco, as the case may be, shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Mano and Mano Subco, as the case may be, to facilitate and complete the Merger;

(d)	Mano shall have deposited with the Depositary in escrow immediately prior to the time of filing of the Articles of Merger a treasury order relating to the issuance of a sufficient number of Mano Shares required to effect payment in full of the aggregate consideration to be paid pursuant to the Merger and the Depositary shall have confirmed to Aura receipt of the Mano Shares;

(e)	The Merger shall have been approved by the holders of Aura Shares in the manner required by applicable Laws;

(f)	Without limiting any other condition contained herein, any applicable waiting periods under any competition, merger control or similar law or any approval or consent of any Governmental Entity in respect of competition or merger control matters having jurisdiction over the Merger, Aura, Mano or any of their Affiliates, will have terminated or expired or been obtained, as the case may be, without the applicable regulators indicating the intent to oppose the making or completion of the Merger;

(g)	(i) All consents, waivers, permits, orders and approvals (including Regulatory Approvals) of any Governmental Entity (which Aura, acting reasonably, views as being necessary to complete the Merger) shall have been obtained on terms satisfactory to Aura, acting reasonably, and (ii) all waiting periods in connection with, or required to permit, the making and completion of the Merger (which Aura acting reasonably, views as being necessary to complete the Merger), shall have terminated or expired, as the case may be, without the applicable regulators indicating the intent to oppose the making or completion of the Merger;

(h)	Aura shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal, arbitrator or governmental entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Cameroon, Liberia, the United Kingdom, Canada, the BVI, Sierra Leone, the Seychelles, Guernsey, Guinea or elsewhere, whether or not having the force of law, and (ii) no Law shall have been proposed, enacted, promulgated or applied, in the case of (i) and (ii) above,
(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the indirect acquisition by Mano of the Aura Shares or the right of Mano to own or exercise full rights of ownership of the Aura Shares or which would materially and adversely affect the ability of Mano to proceed with the acquisition by Mano of any Aura Shares pursuant to the Merger, and no judgment, ruling or order shall have been issued to that effect by any such court or Governmental Entity or official, including pursuant to proceedings taken by a private person (including without limitation any individual, corporation, firm or other entity), or

(B)	which, if the Merger were consummated, would reasonably be expected to have a Material Adverse Effect on Mano and its Subsidiaries, taken as a whole;
(i)	At the Effective Date, there does not exist any prohibition at law against Mano acquiring, directly or indirectly, any Aura Shares under the Merger or completing the Merger;

(j)	Aura shall have determined, acting reasonably, that there does not exist and has not occurred (or if there does exist or shall have previously occurred, there shall not have been disclosed after the date hereof, generally by way of press release and material change report, if applicable, or to Aura in writing) any condition, event or development related to Mano or its Subsidiaries which is or would reasonably be expected to have, a Material Adverse Effect on Mano and its Subsidiaries, taken as a whole;

(k)	Without limiting the generality of (j) above, there shall not have occurred any actual change (including a proposal to amend any applicable Tax Laws or any publicly stated administrative practice regarding Taxes) that directly or indirectly increases materially the effective Tax liability of, or in respect of the proceeds from, the sale or other disposition of any assets or securities owned by, Mano or any of its Subsidiaries, or that has or may have a Material Adverse Effect on Mano and its Subsidiaries taken as a whole, with respect to the regulatory regime applicable to their respective business and operation or with respect to acquiring Aura Shares under the Merger;

(l)	Aura shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any of the Mano Disclosure Documents (including any information provided by Mano under Section 2.6.2 of this Agreement) which is, or would reasonably be expected to have, a Material Adverse Effect on Mano and its Subsidiaries, taken as a whole;

(m)	Neither Mano nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, (i) would constitute such a default under any Material Contract, (ii) would give rise to any right of termination or acceleration of material indebtedness of Mano or any of its Subsidiaries or cause any such indebtedness to come due before its stated maturity or cause any available credit of Mano or any of its Subsidiaries to cease to be available, or (iii) would result in the imposition of any Material Encumbrance upon any of Mano’s assets or the assets of any of its Subsidiaries, except where Aura, acting reasonably, believes such event, condition or occurrence would not cause a Material Adverse Effect on Mano and its Subsidiaries, taken as a whole;

(n)	Neither Mano nor any of its Subsidiaries shall have terminated, amended or varied the terms of any Material Contract;

(o)	All necessary steps regarding outstanding Aura Warrants contemplated by Section 2.7.2 will have been taken in a manner satisfactory to Aura, acting reasonably; and

(p)	All non-governmental consents, approvals and waivers which Aura, acting reasonably, believes are required, under or pursuant to any Contract or Permit to which Mano or any of its Subsidiaries is bound or is subject, in connection with completion of the Merger, shall have been obtained or received, except where the failure to obtain or receive such non-governmental consents, approvals, or waivers would not have a Material Adverse Effect on Mano and its Subsidiaries, taken as a whole or, if the Merger is consummated, reasonably be expected to have a Material Adverse Effect on Mano.

EXHIBIT III
PLAN OF MERGER

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Dated 30 June 2009*
MANAAR LIMITED (1)
AFRICAN AURA RESOURCES LIMITED (2)
MANO RIVER RESOURCES INC. (3)

AMENDED AND RESTATED
PLAN OF MERGER

*(As amended and restated on 19 August 2009)
Conyers Dill & Pearman
10 Dominion Street
London EC2M 2EE
UK

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THIS PLAN OF MERGER dated 30 June 2009 is made
BETWEEN:
(1)	MANAAR LIMITED a business company registered in the British Virgin Islands under number 1535514 whose registered office is at Wickhams Cay, Road Town, Tortola, British Virgin Islands (the “Surviving Company”);

(2)	AFRICAN AURA RESOURCES LIMITED, a business company registered in the British Virgin Islands under number IBC 290507 whose registered office is at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (the “Subsumed Company”); and

(3)	MANO RIVER RESOURCES INC. a corporation registered in the province of British Columbia, Canada whose principal office is at 890 West Pender Street, Suite 600, PO Box 49222, Vancouver BC V6C 1K4, Canada (“Mano”)
NOW this Plan of Merger witnesses as follows:
1.	Definitions

Unless the context otherwise requires, the following words and expressions have the following meanings in this Plan of Merger:

“Act” means the BVI Business Companies Act, 2004;

“Business Day” means any day on which commercial banks are generally open for business in London, England, Vancouver, British Columbia, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in such cities under applicable laws;

“Circular” means the notice of meeting of members of the Subsumed Company and accompanying management information circular, including all schedules thereto, to be prepared and sent by the Subsumed Company to Subsumed Company Shareholders in connection with the Merger;

“Combination Agreement” means the combination agreement made as of the date of this Plan of Merger between Mano and the Subsumed Company relating to the Merger;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Notice” means a written notice given to the Subsumed Company by an Objecting Shareholder in accordance with section 179(5) of the Act of his decision to elect to dissent from the Merger;

“Effective Date” means the date which is ten Business Days after the last to occur of:

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(a)	Mano having given written notice to the Subsumed Company that each of the conditions set out in section 6.1 and schedule 6.2 of the Combination Agreement has been satisfied or waived by it; and

(b)	the Subsumed Company having given written notice to Mano that each of the conditions set out in section 6.1 and schedule 6.3 of the Combination Agreement has been satisfied or waived by it;
“Letter of Transmittal” means the letter of transmittal accompanying the Circular;
“Mano Share” means a duly authorized, fully-paid, non-assessable common share in the capital of Mano;
“Merger” means the merger of the Surviving Company and Subsumed Company for which this is the plan of merger pursuant to section 170(2) of the Act;
“Merger Consideration” means, for each Subsumed Company Share, 1.57 Mano Shares (subject to adjustment in accordance with the Combination Agreement), save that fractional entitlements of Subsumed Company Shareholders shall be disregarded so that the number of Mano Shares to which a Subsumed Company Shareholder is entitled shall be rounded to the nearest whole number;
“Objecting Shareholder” means a Subsumed Company Shareholder who properly gives to the Subsumed Company a written objection to the Merger in accordance with section 179(2) of the Act;
“Objecting Shares” means Subsumed Company Shares that are held by an Objecting Shareholder;
“Subsumed Company Share” means a share of par value C$0.01 in the capital of the Subsumed Company;
“Subsumed Company Shareholder” means a holder of Subsumed Company Shares;
“Surviving Company Share” means a share of par value C$1.00 in the capital of the Surviving Company;

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2.	Constituent companies

The constituent companies to this Plan of Merger are the Surviving Company and the Subsumed Company.

3.	Surviving company

The Surviving Company is the surviving company of the Merger.

4.	Other documents

This Plan of Merger is the “Plan of Merger” referred to in:
(a)	the Combination Agreement; and

(b)	the Circular.
5.	Conditions

The Merger shall be conditional on the satisfaction (or waiver if capable of waiver) of each of the conditions set out in section 6 of the Combination Agreement.

6.	Outstanding shares
(a)	The Surviving Company has one outstanding Surviving Company Share which is entitled to one vote on the Merger.

(b)	The Subsumed Company has 67,047,540 outstanding Subsumed Company Shares each of which is entitled to one vote on the Merger.

(c)	No class of shares of the Surviving Company or the Subsumed Company is entitled to vote as a class on the Merger.
7.	Effect of the Merger

On the Merger and without further action, the separate corporate existence of the Subsumed Company shall cease and:
(a)	the Surviving Company shall have all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies;

(b)	assets of every description, including choses in action and the business of each of the constituent companies, shall immediately vest in the Surviving Company; and

(c)	the Surviving Company shall be liable for all claims, debts, liabilities and obligations of each of the constituent companies.

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8.	Conversion of shares

The manner and basis of converting the shares of the constituent companies into shares of the surviving company or other property shall be as follows:
(a)	Each Surviving Company Share in issue at 6.00 p.m. EDT on the Business Day immediately preceding the Effective Date shall continue as a share of the surviving company.

(b)	Each Subsumed Company Share (other than an Objecting Share) in issue at 6.00 p.m. EDT on the Business Day immediately preceding the Effective Date shall be converted into the right to receive the Merger Consideration.

(c)	Each Objecting Share in issue at 6.00 p.m. EDT on the Business Day immediately preceding the Effective Date shall be converted into the right to receive either:
(i)	if the relevant Objecting Shareholder properly gives a Dissent Notice, the fair value thereof as determined in accordance with section 179 of the Act; or

(ii)	otherwise, the Merger Consideration.
(d)	Mano shall cause the Depositary to issue certificates representing the Merger Consideration:
(i)	to Subsumed Company Shareholders (other than Objecting Shareholders) as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificate(s) representing their Subsumed Company Shares or other documentation as provided in the Letter of Transmittal; and

(ii)	to Objecting Shareholders who do not give a Dissent Notice, as soon as practicable following the later of the expiration of the period of 20 days referred to in section 179(5) of the Act and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificate(s) representing their Subsumed Company Shares or other documentation as provided in the Letter of Transmittal.
(e)	Mano shall cause the Depositary to:
(i)	forward or cause such certificates to be forwarded by first class mail (postage prepaid) to the Subsumed Company Shareholder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the Subsumed Company Shareholder in the Letter of Transmittal, make such certificates available at the Depositary for collection; or

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(iii)	if the Letter of Transmittal neither specifies an address nor contains a request as described in sub-clause (ii) above, forward or cause such certificates to be forwarded by first class mail (postage prepaid) to the Subsumed Company Shareholder at the address of such holder as shown in the register of members of the Subsumed Company on the Effective Date.
(f)	Until such time as a Subsumed Company Shareholder complies with the provisions of clause 8(d) above, all certificates to Mano Shares to which such holder is entitled (and all dividends paid or distributions made in respect thereof) shall, subject to clause 8(g) below, in each case be delivered or paid to the Depositary to be held in trust for such holder for delivery to the holder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal and the certificate(s) representing the Subsumed Company Shares in accordance with clause 8(d) above.

(g)	Any certificate representing Subsumed Company Shares not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against Mano, the Subsumed Company or the Surviving Company by a former Subsumed Company Shareholder. On such date, all Mano Shares to which the former holder of such certificates was entitled shall be deemed to have been surrendered to Mano.
9.	Issue of Manaar Shares

On the Effective Date, and as consideration for Mano issuing Mano Shares as the Merger Consideration to Subsumed Company Shareholders as provided for herein, the Surviving Company shall issue to Mano, fully paid, one Surviving Company Share for each Mano Share to be issued by Mano to Subsumed Company Shareholders hereunder. Each Surviving Company Share issued pursuant to this clause 9 shall continue as a share of the surviving company.

10.	Memorandum and articles

The memorandum and articles of association of the Surviving Company as in effect on the Effective Date shall be the memorandum and articles of association of the surviving company until the same shall be altered or amended.

11.	Termination

This Plan of Merger shall terminate contemporaneously with any termination of the Combination Agreement.

12.	Miscellaneous
(a)	Nothing in this Plan of Merger shall be construed as creating any partnership or agency relationship between any of the parties.

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(b)	Any variation of this Plan of Merger shall be in writing and signed by or on behalf of all parties.

(c)	Any waiver of any right under this Plan of Merger shall only be effective if it is in writing, and shall apply only in the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived. No failure to exercise or delay in exercising any right or remedy provided under this Plan of Merger or by law shall constitute a waiver of such right or remedy or prevent any future exercise in whole or in part thereof. No single or partial exercise of any right or remedy under this Plan of Merger shall preclude or restrict the further exercise of any such right or remedy.

(d)	Unless specifically provided otherwise, rights arising under this Plan of Merger shall be cumulative and shall not exclude rights provided by law.

(e)	This Plan of Merger may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

(f)	Notices given under this Plan of Merger shall be given in accordance with the Combination Agreement.
13.	Governing law

This Plan of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands. The parties hereby submit to the non-exclusive jurisdiction of the courts of the British Virgin Islands.

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AS WITNESS the Surviving Company, the Subsumed Company and Mano have caused this Plan of Merger to be executed on the date first written above.

SIGNED for and on behalf of Manaar Limited		SIGNED for and on behalf of African Aura Resources Limited.

By	Luis G. da Silva	By	John Gray

Name	Luis G. da Silva	Name	John Gray

Title	Director	Title	Chief Executive Officer

SIGNED for and on behalf of Mano River Resources Inc.

By	Luis G. da Silva

Name	Luis G. da Silva

Title	President & Chief Executive Officer

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EXHIBIT IV
FAIRNESS OPINION

19 August 2009
The Special Committee of the Board of Directors
and the Board of Directors
African Aura Resources Limited
Pasea Estate
Road Town
Tortola
British Virgin Islands
To the Members of the Special Committee and the Board of Directors:
We refer to the definitive combination agreement (the “Combination Agreement”) entered into by Mano River Resources Inc. (“Mano River” or the “Offeror”) and African Aura Resources Limited (“African Aura” or the “Company”) on 30 June 2009 in respect of a merger under the corporate laws of the British Virgin Islands (the “Offer”) whereby all of the outstanding common shares of African Aura (the “African Aura Shares”) are proposed to be acquired by Mano River. The consideration payable under the Offer is 1.57 Mano River shares per one African Aura Share (the “Consideration”). The terms and conditions of, and other matters relating to, the Offer, are more fully described in the Combination Agreement.
Engagement of TWP
By letter agreement dated 10 February 2009 (the “Engagement Agreement”), the Company retained Thomas Weisel Partners International Limited (“TWP”) to prepare and deliver a fairness opinion to the Board of Directors (the “Board”) or the Special Committee of the Board of Directors (the “Special Committee”) as to the fairness, as of the date hereof, from a financial point of view, of the Consideration receivable by holders of African Aura Shares pursuant to the Offer.
The Engagement Agreement provided the terms upon which TWP agreed to act as African Aura’s exclusive financial advisor in connection with the possible sale of the Company including the provision of the aforesaid fairness opinion. The terms of the Engagement Agreement provided that TWP was to be paid a fee for its services upon the initial delivery of a fairness opinion relating to the Consideration, which TWP provided on 14 April 2009 immediately following receipt by the Company of a letter of intent from Mano River in relation to the Offer. The Company also agreed to reimburse TWP for its reasonable out-of-pocket expenses and to indemnify TWP in respect of certain liabilities that might arise out of its engagement. The fairness opinion contained herein (the “Opinion”) updates the fairness opinion delivered by TWP on 14 April 2009.
Thomas Weisel Partners
10 Dominion Street, 5th Floor
London, EC2M 2EE
United Kingdom
www.tweisel.com

Relationship with Interested Parties
Neither TWP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of African Aura, Mano River, or any of their respective associates or affiliates (collectively, the “Interested Parties”). In March 2008, TWP, as sole bookrunner, closed a C$7.9 million initial public offering for African Aura consisting of 14.4 million units of the Company, with each unit consisting of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire a further common share in the capital of the Company at a price of $0.80 until 31 March 2010. In connection with the services it provided to the Company at the time of its initial public offering, TWP was granted a right of first refusal on future financings of African Aura until 20 August 2009. Save as aforesaid, neither TWP nor any of its affiliates have been engaged to act as an advisor to an Interested Party in connection with the Offer, nor have they, or any of them, acted as lead or co-lead manager on any offering of securities of any Interested Party, or had a material financial interest in any transaction involving any Interested Party during the 24 months preceding the date on which TWP was first contacted in respect of the Offer other than the services provided under the Engagement Agreement and as described herein.
No understandings or agreements exist between TWP and any Interested Party with respect to future financial advisory or investment banking business. TWP may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for African Aura or any other Interested Party.
Thomas Weisel Partners (Canada) Inc. (“TWP Canada”), an affiliate of TWP, acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, and may in the future have, positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. In addition, as an investment dealer, TWP Canada conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, African Aura, or any other Interested Party.
Credentials of TWP
TWP is a investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trading, and investment research. TWP is a member of the London Stock Exchange and is authorised and regulated by the UK Financial Services Authority.
The professionals primarily involved in the preparation of the Opinion include senior officers of TWP who are experienced in merger, acquisition and divestiture matters and have been involved in a significant number of transactions involving fairness opinions and valuations of private and publicly traded companies. The Opinion expressed herein represents the opinion of TWP and the form and content thereof have been approved for release by its Fairness Committee.

Scope of Review
In connection with rendering the Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:
1)	the circular to shareholders of African Aura dated 19 August 2009 entitled “Notice of Special Meeting of Shareholders and Information Circular Relating to the Proposed Merger of African Aura Resources Limited and Manaar Limited”;

2)	the Combination Agreement;

3)	the letter of intent dated 14 April 2009 in respect of the Offer;

4)	Management’s discussion and analysis of African Aura for the three months ended 31 March 2009;

5)	the interim report, including the comparative unaudited financial statements of African Aura for the nine months ended 31 March 2009;

6)	the annual audited consolidated financial statements of African Aura for the year ended 30 June 2008;

7)	the final prospectus of African Aura dated 24 March 2008 prepared in connection with African Aura’s initial public offering;

8)	the Shareholder Rights Plan Agreement between African Aura and Computershare Investor Services Inc. dated 9 February 2009;

9)	African Aura’s cash position provided by the Company, dated 31 July 2009;

10)	African Aura’s draft 12 month budget provided by the Company, dated 23 March 2009;

11)	the amended independent technical report on African Aura’s Cameroonian and Liberian licences, dated February 2008;

12)	selected public market trading statistics and relevant business and financial information of African Aura and other publicly traded entities;

13)	a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated 7 August 2009, provided by senior officers of African Aura;

14)	various technical maps and diagrams of African Aura’s properties provided by African Aura;

15)	the interim report, including the comparative unaudited financial statements and management’s discussion and analysis, of Mano River for the three months ended 31 March 2009;

16)	the annual audited consolidated financial statements of Mano River for the year ended 31 December 2008 (as amended);

17)	broker research notes with respect to Mano River prepared by Evolution Securities dated 4 February 2009 and 1 July 2009;

18)	the technical report on Mano River’s New Liberty Gold Project dated 24 October 2006 entitled “Form 43-101F1 Technical Report on the New Liberty Gold Project, Liberia” prepared by Lower Quartile Solutions (Pty) Ltd;

19)	a conceptual study on the New Liberty Gold Project dated 19 August 2008 prepared by AMC Consultants;

20)	the SRK Consulting report on the Putu Iron Project dated September 2007;

21)	the report dated August 2009 entitled “Mineral Resource Estimate for the Putu Iron Ore Project, Liberia” prepared for Putu Iron Ore Mining Inc by SRK Consulting (UK) Limited;

22)	a presentation prepared by management of Mano River entitled “Developing a Greenfield Project in Liberia” and dated 20 February 2009;

23)	an investor presentation prepared by Stellar Diamonds Limited dated October 2008;

24)	the internal presentation on a merger between African Aura and Mano River titled “Forging a Powerful Diversified Resource Company in Africa” prepared by African Aura dated January 2009;

25)	selected financial statistics and relevant financial information with respect to relevant precedent transactions and comparable companies; and

26)	such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.
In addition, we have participated in discussions with members of the senior management of African Aura and Mano River regarding the Company’s business, operations, financial condition and prospects that could result from the Offer and potential alternatives to the Offer.
We have not, to the best of our knowledge, been denied access by African Aura to any information that we requested relating to African Aura or the Offer in the course of preparation of the Opinion.
Assumptions and Limitations
The Opinion is subject to the assumptions, explanations and limitations set forth below.
We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of any of the assets or securities of the Company, the Offeror or any of their respective affiliates, and the Opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which African Aura Shares may trade at any future date.
With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations, whether in writing, electronic or oral form, obtained by us from public sources, or provided to us by the Company or its representatives or advisors or otherwise obtained by us pursuant to our engagement, and the Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the completeness, accuracy or fairness of presentation of any such information, data, advice, opinions and representations, and we do not undertake any obligation to independently verify the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing the Opinion. Accordingly, with your permission, we have relied upon and assumed the accuracy and fair presentation of the Company’s audited financial statements and the reports of the auditors thereon.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us by the Company concerning the Company and relied upon in our financial analyses, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, financial condition, plans and prospects and that they provide a reasonable basis on which we can form the Opinion.
The Company has represented to us, in a certificate of two senior officers of the Company dated 7 August 2009, among other things, that (i) the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company or its affiliates or its or their representatives (collectively, the “Information”) was, at the date the Information was provided to TWP Canada, and is, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Offer and did not and does not omit to state a material fact in relation to the Company and its affiliates or the Offer necessary to make the Information not misleading in light of the circumstances under which the Information was presented; and that (ii) since the dates on which the Information was provided to TWP Canada, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of the Opinion for your purposes.
The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its representatives and advisors, and we do not undertake any obligation to update the Opinion as the result of any change, whether or not material, in the securities markets, economic and general business and financial conditions or the conditions and prospects, financial and otherwise, of the Company. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.
The Opinion has been provided for the use of the Special Committee and the Board only and may not be relied upon by any other person. The Opinion is not to be construed as a recommendation to any Shareholder to accept or reject the Offer. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.
The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of the Opinion. The Opinion addresses only the fairness, as of the date hereof, from a financial point of view, of the Consideration offered pursuant to the Offer to the shareholders of the Company and does not address the relative merits of the Offer or any alternative to the Offer.
The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TWP believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the fairness opinion. Accordingly, the Opinion should be read in its entirety.
Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration is fair, from a financial point of view, to the shareholders of the Company.
Yours very truly,
Thomas Weisel Partners International Limited
By: “P. Newman” (signed)
P. Newman — Managing Director

EXHIBIT V
SECTION 179 OF THE COMPANIES ACT
179.(1) A member of a company is entitled to payment of the fair value of his shares upon dissenting from
(a)	a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b)	a consolidation, if the company is a constituent company;

(c)	any sale, transfer, lease, exchange or other disposition of more than fifty per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including
(i)	a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii)	a transfer pursuant to the power described in section 28(2);
(d)	a redemption of his shares by the company pursuant to section 176; and

(e)	an arrangement, if permitted by the Court.
(2)	A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4)	Within twenty days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

(5)	A member to whom the company was required to give notice who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating
(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares;
and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his decision to elect to dissent within twenty days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with section 172.

(6)	A member who dissents shall do so in respect of all shares that he holds in the company.

(7)	Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8)	Within seven days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within seven days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9)	If the company and a dissenting member fail, within the period of thirty days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period of thirty days expires, the following shall apply:
(a)	the company and the dissenting member shall each designate an appraiser;

(b)	the two designated appraisers together shall designate an appraiser;

(c)	the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d)	the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.
(10)	Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11)	The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12)	Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within seven days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

EXHIBIT VI
MANO RIVER RESOURCES INC.
AUDIT COMMITTEE
CHARTER
(Adopted by the Mano Board on July 19, 2004)
A.	PURPOSE/OBJECTIVES
The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and related financial information, and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. In performing its duties, the committee will maintain effective working relationships with the Board of Directors (the “Board”), management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.
B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board, each of which shall be an independent[2] director.

2.	All of the members of the Committee shall be “financially literate”[3].

3.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

5.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons

[2]	“Independent” member of an audit committee means a member who has no direct or indirect material relationship with the issuer. A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.

[2]	“Financially literate” individual is an individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

participating in the meeting to speak and to hear each other. The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.
6.	Meetings of the Committee shall be conducted as follows:
(a)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c)	management representatives may be invited to attend all meetings, except executive sessions and private sessions with the external auditors; and

(d)	the proceedings of all meetings will be minuted.
7.	The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.
C.	ROLES AND RESPONSIBILITIES
1.	The overall duties and responsibilities of the Committee shall be as follows:
(a)	to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Corporation’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfilment of its duties and responsibilities.
2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
(a)	to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)	review the audit plan of the external auditors prior to the commencement of the audit;

(d)	approve in advance provision by the external auditors of services other than auditing;

(e)	to review with the external auditors, upon completion of their audit:
(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel;

(vi)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors;
(f)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles;

(g)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and’

(h)	review any significant disagreements between management and the external auditor regarding financial reporting.
3.	The duties and responsibilities of the Committee as they relate to the Corporation’s internal auditors are to:
(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management’s response there to.
4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:
(a)	review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(c)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.
5.	The Committee is also charged with the responsibility to:
(a)	review the Corporation’s quarterly financial statements and related financial disclosure, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:
(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	prospectuses;

(vi)	news releases discussing financial results of the Corporation; and

(v)	other public financial reports requiring approval by the Board, and report to the Board with respect thereto;
(c)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(d)	review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Corporation’s consolidated financial statements;

(f)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;
(g)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(h)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(i)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(j)	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders;

(k)	review and recommend updates to the charter and receive approval of changes from the Board; and

(l)	perform other functions as requested by the full Board.

EXHIBIT VII
FINANCIAL STATEMENTS OF MANO

VII-1

EXHIBIT VII-A
FINANCIAL STATEMENTS OF MANO
FOR THE THREE MONTHS ENDED MARCH 31, 2009

VII-A-1

Interim Consolidated Financial Statements
Mano River Resources Inc.
For The Three Months Ended March 31, 2009
 (Stated in U.S. Dollars)
(Unaudited)

MANO RIVER RESOURCES INC.
6th Floor, 890 West Pender Street, Vancouver, B.C. V6C 1J9
Telephone: (604) 689-1700 Fax: (604) 687-1327
NOTICE TO READER
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Mano River Resources Inc.
Consolidated Balance Sheet
As at March 31, 2009
(Stated in U.S. dollars)

	Three months	Year
	ended	ended
	March 31,	December 31,
	2009	2008
	$	$
	(unaudited)	(audited)

Assets
Current assets
Cash and cash equivalents	6,023,266	8,877,906
Amounts receivable	76,590	207,044
Due from joint venture partners (Note 6)	4,353	27,495

	6,104,209	9,112,445

Investment in associates (Note 5)	8,179,975	8,093,775
Property, plant and equipment (Note 7)	4,016,934	3,896,933
Resource properties (Note 8)	6,330,092	6,330,092
Deferred exploration costs (Note 8)	29,030,079	27,316,442

Total Assets	53,661,289	54,749,687

Liabilities
Current liabilities
Accounts payable and accrued liabilities	684,518	1,148,659
Interest payable on convertible debenture (Note 12)	49,040	49,928
Due to related parties (Note 11)	46,953	149,660
Due to joint venture partners (Note 6)	824,243	824,243

	1,604,754	2,172,490
Convertible debenture (Note 12)	2,185,473	2,048,638

Total Liabilities	3,790,227	4,221,128

Non-controlling interest (Note 13)	8,905,480	9,011,297

Shareholders’ equity
Share capital (Note 10)	37,963,124	37,963,124
Equity component of convertible debenture (Note 12)	2,637,802	2,637,802
Warrant reserve	548,000	548,000
Contributed surplus	4,548,376	4,488,976
Accumulated other comprehensive loss	(21,755)	(21,755)
Deficit	(4,709,965)	(4,098,885)

Total shareholders’ equity	40,965,582	41,517,262

Total Liabilities, non-controlling interest and shareholders’ equity	53,661,289	54,749,687

Nature of operations and continuation of business (Note 1)
Approved by the Board

(Signed) LUIS G. CABRITA da SILVA, DIRECTOR

Luis G. Cabrita da Silva

(Signed) DAVID B. EVANS, DIRECTOR

David B. Evans

Mano River Resources Inc.
Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)
For the three months ended March 31, 2009
(Stated in U.S. dollars)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2009	2008
	$	$
	(unaudited)	(unaudited)

Expenses

Administrative and office expenses	225,989	189,043
Directors’ fees	68,556	153,027
Foreign exchange loss	25,966	4,971
Management fees	105,789	158,329
Interest on convertible debenture (note 12)	249,130	94,219
Professional fees	55,853	559,927
Stock-based compensation	59,400	1,314,755
Transfer agent and filing fees	20,482	23,616
Project impairment	21,916	—
Depreciation	11,089	151,746

	844,170	2,649,633

Gain on investment in associates	(86,200)	—
Dilution gain on shares issued by controlled company	—	(1,387,780)
Unrealised gain on convertible debenture (note 12)	(39,559)	(309,810)

Interest Income	(1,514)	(18,225)

Loss before non-controlling interest	(716,897)	(933,818)

Non-controlling interest	105,817	188,165

Loss and comprehensive loss	(611,080)	(745,653)

Basic and diluted loss per share	(0.002)	(0.002)

Weighted average number of shares outstanding	317,810,818	297,810,818

Mano River Resources Inc.
Consolidated Statements of Cash Flow
For the three months ended March 31, 2009
(Stated in U.S. dollars)

	Three	Three
	months	months
	ended	ended
	March 31,	March 31,
	2009	2008
	$	$
	(unaudited)	(unaudited)

Operating Activities

Loss and comprehensive loss	(611,080)	(745,653)

Items not involving cash:

Gain on investment in associates	(86,200)	—
Dilution gain on shares issued by controlled company	—	(1,387,780)
Non-controlling interest	(105,817)	(188,165)
Stock-based compensation	59,400	1,314,755
Interest income	1,514	—
Interest on convertible debentures	249,130	94,219
Unrealised loss on convertible debt	(39,599)	(309,810)
Project impairment	21,916	—
Depreciation of fixed assets	11,089	151,746
Changes in Non-Cash Working Capital:
Amounts receivable and prepaid expenses	130,454	(23,498)
Accounts payable and accrued liabilities	(467,141)	119,329

	(836,334)	(974,857)

Investing Activities
Deferred exploration expenditures	(1,709,411)	(1,393,441)
Interest income	(1,514)	—
Purchase of capital assets	(131,090)	(87,200)

	(1,842,015)	(1,480,641)

Financing Activities
Interest paid on convertible debenture	(73,584)	(206,721)
Due to related parties	(102,707)	81,000
Proceeds from issue of shares in subsidiary	—	3,665,998

	(176,291)	3,540,277

Foreign exchange differences on translation of overseas operations	—	3,974

Net cash (outflow)/inflow	(2,854,640)	1,088,753
Cash, Beginning of Period	8,877,906	4,100,187

Cash, End of Period	6,023,266	5,188,940

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)

					Equity	Deficit	Accumulated
					component of	accumulated in	other	Total
	Common shares		Contributed	Warrant	convertible	the development	comprehensive	shareholders
UNAUDITED	Number	Amount	surplus	Reserve	debenture	stage	deficit	equity
		$	$	$	$	$	$	$
Balance at December 31, 2007	297,810,818	34,596,114	3,181,412	—	2,637,802	(5,939,899)	(21,755)	34,453,674

Income for the year	—	—	—	—	—	1,841,014	—	1,841,014
Shares issued on private placement	20,000,000	3,367,010	—	548,000	—	—	—	3,915,010
Stock-based compensation	—	—	1,455,625	—	—	—	—	1,455,625
Non-controlling interest in stock- based compensation	—	—	(148,061)	—	—	—	—	(148,061)

Balance at December 31, 2008	317,810,818	37,963,124	4,488,976	548,000	2,637,802	(4,098,885)	(21,755)	41,517,262

Loss for the period	—	—	—	—	—	(611,080)	—	(611,080)
Stock-based compensation	—	—	59,400	—	—	—	—	59,400

Balance at March 31, 2009	317,810,818	37,963,124	4,548,376	548,000	2,637,802	(4,709,965)	(21,755)	40,965,582

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
1.	Nature of operations

Mano River Resources Inc. (“Mano River” or “the Company”) commenced operations on July 10, 1996 and is engaged in the acquisition, exploration and development of gold, iron ore and diamond properties. The Company is in the development stage and has no source of cash flows other than loans from related parties, convertible debentures or equity offerings.

The Company anticipates further operating losses as exploration continues across its property portfolio.

2.	Basis of preparation

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

The Company has prepared its consolidated financial statements on a going concern basis which assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional finance in the future. If the Company cannot obtain additional finance in the future it may be forced to realise its assets at amounts significantly lower than the current carrying value. At March 31, 2009 the Company had cash and cash equivalents of $6,023,266 sufficient to finance its planned exploration activities. In addition when the business combination with African Aura is completed it will significantly strengthen the Company’s financial position with the addition of Cdn$5.9M (as at 30 March 2009). With Putu now financed up to and including the feasibility stage, Mano can now focus its resources on those projects that will add most to the value of the Company.

Uncertainty also exists with respect to the recoverability of the carrying value of certain resource properties. The ability of the Company to realise its investment in resource properties is contingent upon resolution of the uncertainties and continuing confirmation of the Company’s title to the resource properties.

In August 2007, the Company changed its fiscal year end from January 31, to December 31, effective as of December 31, 2007.

3.	Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect the following significant accounting policies. The United States dollar has been identified as the Company’s currency of measurement and is used for external reporting purposes.
(a)	Principles of consolidation

These financial statements include the accounts of Mano River Resources Inc. and its principal subsidiaries, Mano Gold Investments Ltd. (formerly Mano River Resources Ltd.) including sub-group Mano River Iron Ore Holdings Ltd. (“MARIOH”), and Mano Diamonds Ltd.

The shares not legally owned by the Company in its subsidiaries:

Golden Limbo Rock Resources Limited — 6.5%; Friendship Diamonds Guinée S.A. – 30.0%;

are held by a third party company. This third party has no beneficial interest in the shares and is holding the shares for the Company’s benefit until the Company and the third party agree on their ultimate distribution. As the Company retains the beneficial interest in these shares no non-controlling interest exists at March 31, 2009 in respect of these shares.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(a)	Principles of consolidation (continued)

Business acquisitions are accounted for under the purchase method and the results of the operations of these businesses are included in these consolidated financial statements from the acquisition date until the date of disposal or loss of control.

Severstal Liberia Iron Ore Ltd. (SLIO) previously African Iron Ore Group Ltd. was 80% owned by MARIOH until the completion of the transaction with Severstal in December 2008. During 2008 MARIOH reduced its holding in SLIO to 44.3% (see note 5). SLIO is accounted for as an investment in associates in the balance sheet.

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Company’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated statement of income/(loss). Cumulative post-acquisition movements are adjusted against the carrying amount of investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognise further losses, unless it has unsecured obligations or made payments on behalf of the associate.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. As at March 31, 2009 the Company does not hold an interest in any VIEs.

All intercompany balances and transactions have been eliminated upon consolidation.

(b)	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(c)	Cash

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(d)	Property, plant and equipment

Property, plant and equipment is comprised of office furniture, automobiles and various equipment used in the field, that are initially recorded at cost and depreciated at 30% per annum on a declining balance basis. Property, plant and equipment in the course of construction are not depreciated until it is commissioned and available for use.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(e)	Long-term investments

Investments are recorded at cost, subject to a provision for any impairment that is determined to be other than temporary.

(f)	Resource properties and deferred exploration costs

The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalised by property. The carrying value of pre-production and exploration properties is reviewed periodically and either written off when it is determined that the expenditures will not result in the discovery of economically recoverable mineral reserves or transferred to producing mining property, plant and equipment when commercial development commences and amortised on a unit of production basis over the life of the related ore reserves.

The recoverability of amounts shown for pre-production and exploration properties is dependent upon the discovery of economically recoverable mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to finance the development of the properties and on the future profitable production or proceeds from the disposition thereof. Management reviews these factors and considers whether any other events or circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication that the carrying amount may not be recoverable future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted estimated future cash flow is less than the carrying amount of the asset, impairment is recognised and charged to the consolidated statement of income/(loss).

The success and ultimate recovery of the Company’s exploration costs of its mineral exploration properties is influenced by significant financial risks, legal and political risks, commodity prices, and the ability of the Company to discover economically recoverable mineral reserves and to bring such reserves into future profitable production.

(g)	Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant balances and transactions affected by management estimates include the valuation of investments, resource properties, deferred exploration costs, asset retirement obligations, future income tax, stock-based compensation as well as the recovery of assets, fair value of convertible debt and the allocation of proceeds between share capital and warrants. Actual results could differ from those estimates.

The amounts used to estimate fair values of stock options and warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

In February 2008, the CICA issued Section 1000. The standard intends to reduce the differences with International Financial Reporting Standards (‘IFRS’) in the accounting

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(g)	Measurement uncertainty(continued)

for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognised as assets than under IFRS or US GAAP. This standard will be effective for fiscal years beginning on or after 1 October 2008.

(h)	Income/(Loss) per share

The basic income/(loss) per share is computed by dividing the income/(loss) and comprehensive income/(loss) by the weighted average number of common shares outstanding during the year. The diluted income/(loss) per share reflects the potential dilution by including other common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year.

(i)	Foreign currency translation

The functional currency of the Company and all subsidiaries is US Dollars with the exception of the UK branch which has a functional currency of Pounds Sterling.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. Exchange gains or losses arising upon translation are included in the consolidated income statement.

Integrated foreign subsidiaries and associates are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at actual or average rates for the period. Exchange gains or losses arising from the translation are included in the consolidated income statement.

(j)	Stock-based compensation

The Company follows Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-Based Compensation, which requires that all stock-based awards made to non-employees and employees be measured and recognised using a fair value based method. Accordingly, the fair value of options at the date of grant is accrued and charged to the consolidated income statement, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.

(k)	Joint ventures

The Company has entered into certain agreements with third parties to develop exploration projects that are commonly referred to as joint ventures but do not necessarily meet the requirements to apply joint venture accounting. Where this is the case the Company recognises its share of the expenditure on the project and any liabilities arising in respect of the project. Joint venture agreements that do meet the definition of a joint venture under section 3055 are proportionally consolidated.

(l)	Income taxes

The Company accounts for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realisable amount. Future income tax assets are not recognised to the extent the recoverability of such assets is not considered more likely than not.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(m)	Comprehensive income (continued)

Company’s shareholders and includes items that would not normally be included in net loss such as unrealised gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company’s comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the statements of comprehensive income and the statements of shareholders’ equity. Amounts previously recorded in “cumulative translation adjustment” have been reclassified to “accumulated other comprehensive income”.

(n)	Asset retirement obligations

The fair value of the liability of an asset retirement obligation is recorded when it is legally incurred and the corresponding increase to the mineral property is depreciated over the life of the mineral property. The liability is adjusted over time to reflect an accretion element considered in the initial measurement at fair value and revisions to the timing or amount of original estimates and for draw-downs as asset retirement expenditures are incurred. As at March 31 2009 and December 31, 2008, the Company has not recognised any asset retirement obligations.

(o)	Financial instruments

The Company’s cash and cash equivalents have been classified as held for trading and are recorded at fair value. All other financial instruments will be recorded at cost or amortised cost, subject to impairment reviews. Other financial instruments include amounts receivable, amounts payable, amounts due to related parties and convertible debentures.

(p)	Adoption of new accounting standards and accounting pronouncements

Section 3855, Financial Instruments — Recognition and Measurement, establishes standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements. This standard requires the Company to classify all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognised in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost. Available-for-sale investments are measured at fair value with unrealised gains and losses recognised in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

The Company has implemented the following classification of its financial assets and financial liabilities:
▪	Cash is classified as held-for-trading;

▪	Amounts receivables, due from joint venture partners are classified as “loans and receivables” and are measured at amortized cost using the effective interest rate method. At March 31, 2009 and December 31, 2008 the recorded amount approximates fair value;

▪	Long-term investments are classified as “available-for-sale”; and

▪	Short-term and long-term liabilities, accounts payable and due to joint venture partners are classified as “other financial liabilities” and are measured at amortized cost using the effective interest rate method. At March 31, 2009 and December 31, 2008 the recorded amount approximates fair value.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(p)	Adoption of new accounting standards and accounting pronouncements (continued)

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are included in the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument. The terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading. These embedded derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognised in the consolidated income statement. The Company adopted the standard, with February 1, 2007 as its transition date for embedded derivatives due to the change in accounting year end as disclosed in note 1. The Company has not identified any embedded derivatives that are required to be accounted for separately from the host contract.

(q)	Recent accounting pronouncements
(a)	Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement is effective January 1, 2008. The new disclosures resulting from this requirement are set out in note 2.

(b)	Financial instrument disclosures

As of January 1, 2008, the Company was required to adopt two new CICA standards, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which replaced Section 3861, Financial Instruments — Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognised and unrecognised financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006.

(c)	Capital disclosures

As of January 1, 2008, the Company was required to adopt CICA Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006. The new disclosures resulting from this requirement are set out in note 14.

(d)	Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(d)	Goodwill and intangible assets (continued)

unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company believes the adoption of this new Section on its consolidated financial statements will have no material effect.

(e)	Business Combination, Consolidated Financial Statements and non-controlling interest In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations, 1601 — Consolidated Financial Statements and 1602 — Non-controlling Interests which replace CICA Handbook Sections 1581 — Business Combinations and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

(f)	Convergence with International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2, Inventories, and IAS 38, Intangible assets, thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements. In the transition to IFRS, the Company must apply “IFRS 1 — First Time Adoption of IFRS” which sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity’s first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity’s first IFRS financial statements).

Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(f)	Convergence with International Financial Reporting Standards (continued)

statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoptions, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

On transition, management must apply the mandatory exemptions and make the determination as to which elective exemptions will be made under IFRS 1. Management is currently preparing its timetable for transition and will undertake a high level analysis of the financial statement areas to determine which elections will be taken. After this high level analysis is completed Mano will be in a better position to assess the impact IFRS will have on the financial statements.

Management continues to assess the impact that IFRS will have on the aspects of the business including accounting policy, financial reporting, information technology and communications perspective. Given that the Company is in the development phase, accounting policy determinations that will be made leading in the Company’s production phase, such as revenue recognition, deferred stripping and diamond inventory costing to name a few examples, will be made during or post transition to IFRS. Management is also reviewing accounting systems and assessing the changes that will be required and the strategies that will be employed. Communication and training strategies are also being developed by management.
4.	Investments in Stellar Diamonds Limited

During the year ended December 31, 2008, Stellar entered into several private placements and issued 21,054,456 shares for a total value of $10,689,492, resulting in a dilution gain of $1,231,793, which was recognised in the consolidated statements of income for the year ended December 31, 2008. Stellar did not enter in to any private placements in the three months to March 31, 2009. Stellar is a 59.6% owned subsidiary controlled by the Company and the results of operations and assets and liabilities have been consolidated with the accounts of the Company with effect from the date of acquisition.

5.	Investments in Severstal Liberia Iron Ore (“SLIO”)

During the year ended December 31, 2008, Mano River entered into an agreement (The SPSA) with OAO Severstal Resources, The SPSA provides for the acquisition by an indirect wholly-owned subsidiary of Severstal of 25% of the issued and outstanding shares of SLIO for $12.5M from Mano River Iron Ore Holdings Ltd., a wholly-owned subsidiary of Mano, and of a further 20% of the issued and outstanding shares of SLIO from the minority interest parties in SLIO, for $10.0M. It also provides for the subscription by Severstal for new ordinary shares in SLIO for an aggregate price of $15M. These acquisitions and the subscription will give the indirectly wholly-owned Severstal subsidiary a 61.5% stake in SLIO on completion of the SPSA.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
5.	Investments in Severstal Liberia Iron Ore (“SLIO”) (continued)

During 2008 Severstal completed the acquisition of 16.67% of the SLIO shares from Mano River Iron Ore Holdings and 13.33% of the shares from the minority interests as well as completing the $15M subscription for an additional 30% of SLIO. The remaining third of the acquisition agreement has been deferred until December 2010, at which point the Company will receive $4.2M. The Company has not recorded the disposal of the deferred element of the agreement. At March 31, 2009 the Company holds 44.33% of the issued share capital of SLIO and accounts for its interest in SLIO as an investment in associates in the consolidated balance sheet.

At March 31, 2009 the value of the Company’s investment in SLIO increased by $86,200 as detailed below:

	Mar 31,	Dec 31,
Equity value of investment	2009	2008
	$	$
Net Assets in SLIO at period end	18,452,458	18,257,984

Interest held in share capital	44.33%	44.33%

Equity value of investment in associate at period end	8,179,975	8,093,775

Net gain in the value of the investment

Mar 31,
2009
$
Equity value of investment as at December 31, 2008	8,093,775
Equity value of investment as at March 31, 2009	8,179,975

Net gain on the value of the investment in SLIO	86,200

6.	Due to/from joint venture partners

The amount owing to Petra Diamonds, in connection with the Kono joint venture diamond project in Sierra Leone, is $717,640 as at March 31, 2009. This balance is due for repayment on December 20, 2009 and accrues interest at a rate of interest based on six month US$ libor plus 5%.

The amount owing to Kpo Resources Inc, the joint venture entity of a diamond project in Liberia, with Trans-Hex, is $106,603 as at March 31, 2009. This is unchanged from the balance as at December 31, 2008.

As at March 31, 2009 the amount due from joint venture partners amounted to $4,353 (December 31, 2008:$27,495).

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
7.	Property and Equipment

	Machinery &	Assets Under
	Equipment	Construction	Total
	$	$	$

Cost
At January 1, 2009	501,149	3,793,388	4,294,537
Additions	80,819	50,271	131,090

At March 31, 2009	581,968	3,843,659	4,425,627

Depreciation
At January 1, 2009	397,604	—	397,604
Charge for the year	11,089	—	11,089

At March 31, 2009	408,693	—	408,693

Carrying amount
At December 31, 2008	103,545	3,793,388	3,896,933

At March 31, 2009	173,275	3,843,659	4,016,934

Assets under construction refers to the plant and related equipment at the Mandala diamond operation in Guinea.
8.	Resource properties and deferred exploration costs

	Mar. 31,	Dec. 31,
	2009	2008
	$	$

Acquisition costs:
Liberia, West Africa:
Bea	210,000	210,000
Sierra Leone, West Africa:
Sonfon and Nimini	1,186,500	1,186,500
Mandala	4,933,592	4,933,592

	6,330,092	6,330,092

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
8.	Resource properties and deferred exploration costs (continued)

	Mar. 31,	Dec. 31,
	2009	2008
	$	$

Deferred exploration costs:
Liberia, West Africa:
Bea – KGL	14,031,786	13,817,084
Weaju	744,335	742,268
Gondoja	34,348	34,348

	14,810,469	14,593,700

Sierra Leone, West Africa:
Kono	8,697,850	7,979,870
Sonfon	1,210,980	1,190,080
Nimini	134,574	134,574
Tongo/Gola	733,542	682,836

	10,776,946	9,987,360

Guinea, West Africa
Bouro	280,594	191,114
Druzhba	149,170	149,170
Mandala	2,581,417	1,965,071

	3,011,181	2,305,355

Democratic Republic of Congo
REMEC	431,483	430,027

Closing balance	29,030,079	27,316,442

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
8.	Resource properties and deferred exploration costs (continued)

	Three	Three
	months	months
	ended	ended
	March 31,	March 31,
	2009	2008
	$	$

Deferred exploration expenditures
Assays incl. shipment	7,525	32,292
Communications incl. equipment	10,407	32,543
Community relations	38,405	46,389
Consultants	27,678	104,069
Data, images, reports and maps	3,400	5,119
Drilling	6,676	353,497
Geologists’ support	—	8,457
Infrastructure incl. roads and bridges	116,541	44,077
Licenses and permit fees	(3,956)	1,832
Project/field office costs, incl. field equip.	99,002	163,362
Salaries and wages	427,108	483,338
Subsistence	7,241
Transportation incl. vehicles	294,919	118,466
Net Trans-Hex JV expenditure	—	281,204
Kono (Petra) joint venture	700,607	357,446
Transfer to Mifergui-Nimba investment	—	(46,500)

Net expenditure during the period	1,732,553	1,985,591
Impairment during the period	(21,916)	—
Balance, Beginning of period	27,316,442	29,918,050

Balance, End of period	29,030,079	31,903,641

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
9.	Joint Ventures and Project Agreements
(a)	Liberia, West Africa

The Company holds two mineral development agreement (“MDA”) licences in Liberia for gold and diamond development. These MDAs are in Western Liberia and consist of the Bea Mountains and Kpo Range and are valid for 25 years with an option to renew for a further 25 years. Both of these MDAs are dated November 28, 2001 and were approved on March 14, 2002. The MDAs will allow the Company to conduct pre-feasibility and bankable feasibility studies. The diamond MDA was held under a joint venture between Kpo and Trans-Hex until both parties agreed to cease exploration in quarter four of 2008, on the basis the project was uneconomic. The deferred exploration expenditure on the diamond MDA was written off in 2008.

The Company acquired one Mineral Exploration Agreement (“MEA”) licence on May 18, 2005, which is valid for five years over the Putu iron ore prospect in eastern Liberia. During the year ending December 31, 2008 the licence rights were extended until September 2010.

(b)	Sierra Leone, West Africa

The Company holds prospecting licences for diamonds and gold in Sierra Leone. The licences are located throughout the eastern and northern provinces of the country.
(i)	Petra Diamonds Joint Venture (Kono /Nimini)

On September 10, 2004, the Company and Petra Diamonds (“Petra”) entered into a joint venture for the production of diamonds from the underground mining of diamond-bearing kimberlite dykes (the “Lion” dykes) defined within Mano’s three contiguous licence areas (Yengema, Njaiama and Nimini South) in the Kono diamond district (“Kono Licences”) of Sierra Leone.

Under the terms of the agreement Petra has earned a 51% interest in Mano’s 100% owned subsidiary, Basama Diamonds Ltd., by spending $3M over three years.

From 1st January 2009 Stellar elected to sole fund the Kono project for 2009 and planned to reinvest all diamond revenues in the continued development of the project. However in May 2009 the Company reluctantly decided to place Kono on temporary care and maintenance due to diamond market conditions. At the end of 2009 the Company’s joint venture partner Petra Diamonds will have the option to reimburse Stellar 51% of the project costs incurred during the year to maintain its 51% equity in the project, or dilute its interest.

(ii)	Golden Star Joint Venture

On November 24, 2003, the Company signed a comprehensive letter of agreement (“LoA”) with Golden Star Resources (“GSR”), which contains all the main terms of a joint venture covering licence packages in Sierra Leone. Under the terms of the LoA, GSR can earn a 51% interest in the gold rights of the licences currently held by Mano through its subsidiary, Golden Leo

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
9.	Joint Ventures and Project Agreements (continued)
(ii)	Golden Star Joint Venture (continued)

Resources Limited subject to GSR meeting set conditions including minimum expenditure limits.

As at December 31, 2008 GSR have informed the Company they are near to meeting the minimum expenditure limit required under stage three of the agreement for the Sonfon Licence, at which point they will earn a 51% interest in the licence. Mano is currently reviewing GSR’s expenditure on the project.

Within 120 days of completing stage three of the agreement on the Sonfon licence GSR may elect to proceed to a feasibility study (FS). Mano then has the right to elect to contribute pro-rata to the FS to retain a 49% interest. If Mano decides not to elect to contribute GSR may sole fund the FS to earn a further 14% interest, thereby taking its joint venture interest to 65%.

Upon completion of a positive FS on Sonfon GSR may elect to proceed to mine development. Mano has the right to contribute pro rata to any mine development to retain its 49% interest or dilute to either a 15% or 29% free carried interest depending on its earlier elections to co-fund the FS and mine construction. Mano will also retain a 2% net smelter return royalty on production in excess of the first 1M ounces of gold from each project.

Under a separate agreement dated May 2002, the Sonfon licence was joint ventured by the Company and its partner Minerva Resources PLC (Minerva) in a 50:50 joint venture basis. Minerva retains a 50% interest in Mano’s share of the project.
(c)	Guinea, West Africa

The Mandala project is 85% owned by Stellar and comprises two alluvial mining concessions in the south east of Guinea. Local partners have a 15% net profit interest in the project once past capital and operating costs are recouped. Mandala is now in production following the successful commissioning of the plant on 20 April 2009. The project comprises an independently verified diamond resource of 535,000 carats (NI 43-101 compliant).

(d)	Democratic Republic of Congo

In February 2009, an agreement was reached with BHP Billiton to terminate the diamond joint venture as it was not seen as an economically viable project.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
10.	Share capital
(a)	Authorised

Unlimited number of common shares without par value.

(b)	Issued

	Shares	Amount
		$
Balance at January 31, 2005	213,405,818	21,461,793
Shares issued on private placement (net of costs)	40,000,000	7,180,800
Shares issued on exercise of warrants	12,500	894

Balance at January 31, 2006	253,418,318	28,643,487
Shares issued on private placement (net of share issue costs)	39,562,500	5,502,741
Shares issued on exercise of stock options	140,000	12,050

Balance at January 31, 2007	293,120,818	34,158,278
Shares issued on exercise of stock options	4,690,000	437,836

Balance at December 31, 2007	297,810,818	34,596,114

Shares issued on private placement (net of share issue costs) on May 29, 2008	20,000,000	3,367,010

Balance at December 31, 2008 & March 31, 2009	317,810,818	37,963,124

During the three month period ended March 31, 2009 and the three month period ended March 31, 2008 there were no issues of shares of the Company.

(c)	Stock options in Company

A summary of the status of the Company’s Stock Option Plan as at March 31, 2009 and December 31, 2008 and changes during the periods then ended are as follows:

		Mar. 31,		Dec. 31,
		2009		2008
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
	options	Cdn$	Options	Cdn$

Balance outstanding and exercisable, beginning of period	18,040,000	0.21	9,900,000	0.21
Activity during the period
Options granted	5,200,000	0.10	9,045,000	0.20
Options expired	(2,720,000)	0.24	(905,000)	0.10

Balance outstanding and exercisable, end of period	20,520,000	0.18	18,040,000	0.21

The fair value of the stock options granted in the year was determined to be $59,400 using the Black-Scholes option pricing model with the following assumptions: no dividends, a weighted average volatility of the Company’s share price of 74% (based on the weighted average volatility from both AIM and TSX listings), a weighted average annual risk free rate of 3.5% and an expected life of five years. Options totalling 2,720,000 with an expiry date of March 23, 2009 lapsed in the period. As at March 31, 2009 the following stock options were outstanding:

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
10.	Share capital (continued)
(c)	Stock options in Company (continued)

	Exercise
Number of stock	price per
options	share
outstanding	Cdn.$	Expiry date

2,620,000	0.22	July 25, 2010
2,755,000	0.23	July 31, 2011
600,000	0.23	March 16, 2012
300,000	0.23	May 20, 2012
9,045,000	0.20	January 17, 2013
5,200,000	0.10	January 19, 2014

20,520,000

(d)	Stock options in subsidiaries

The following is a summary of the stock option plan for the Company’s majority held subsidiary Stellar Diamonds Ltd, as at March 31, 2009 and December 31, 2008. No stock options were issued by Stellar during the period.

		Mar. 31,		Dec. 31,
		2009		2008
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of	per share	Number of	per share
	options	GBP£	options	GBP£

Balance outstanding and exercisable, beginning of period	3,000,000	0.89	2,600,000	0.87
Activity during the period Options granted	—	—	400,000	1.00

Balance outstanding and exercisable, end of period	3,000,000	0.89	3,000,000	0.89

As at March 31, 2009 the following stock options were outstanding in Stellar:

Number of	Exercise price
stock options	per share
Outstanding	GBP£	Expiry date

2,600,000	0.87	March 26, 2013
400,000	1.00	April 21, 2013

3,000,000

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
10.	Share capital (continued)
(e)	Share purchase warrants

As at March 31, 2009, 20,000,000 warrants were outstanding to purchase shares of the Company at an exercise price of £0.14p with an expiry date of November 29, 2009. These warrants were granted to Severstal as part of the private placement completed on May 29, 2008.
11.	Related party transactions

The following table summarises the Company’s related party transactions:

	March 31,	December 31,
	2009	2008
	$	$

Incurred management service fees with a company related by a director in common	—	150,000
Incurred management fees by directors	122,201	774,805
Incurred directors fees	68,556	297,356
Incurred professional fees and consultancy services by a director	—	83,818

	190,757	1,305,979

These transactions are in the normal course of business and are repayable on demand. A portion of the management fees have been capitalised within the deferred exploration costs. No consultancy payments were made during the quarter.
At the end of March 2009, the amounts due to related entities are as follows:

	March 31,	December 31,
	2009	2008
	$	$

Directors’ companies	—	—
Various directors	46,953	149,660

	46,953	149,660

These balances are payable on demand and have arisen from the provision of services rendered as set out above.
Amount due to/from related parties are settled through the course of the operating working capital cycle. Due to the short term nature of the amounts outstanding the fair value approximates to the carrying amount.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
12.	Convertible debentures

On September 27, 2007 the Company issued unsecured convertible debentures to raise £2.3M ($4.6M). The convertible debentures are repayable on August 1, 2010 and bear interest at 9% per annum. The principal amount is convertible by the holders into common shares of the Company (16,428,571 shares) at a conversion price of £0.14 pence per share at any time prior to maturity. If prior to the maturity date, the daily volume weighted average trading price of the Company’s common shares on AIM, or such other stock exchange where the majority of the Company’s trading volume occurs, is greater than £0.182 pence per share (or equivalent), for any period of 21 consecutive trading days, the Company shall have the right at its sole option to provide notice to the holder and thereafter the debentures will be automatically converted to common shares.

As the debentures are convertible into common shares at the option of the holder, they have been accounted for in their component parts. The fair value of the conversion option was determined to be $2,637,802 based on using the Black-Scholes option pricing model with the following assumptions: no dividends were paid, a weighted average volatility of the Company’s share price of 172%, a weighted average annual risk free rate of 4.64% and an expected life of three years. The residual was allocated to the debt component and subsequently carried at amortised cost using the effective interest rate of 44.1% to accrete the liability to the value of the consideration received.

During the period ended March 31, 2009 the Company incurred interest expense relating to the convertible debentures of $249,130 (March 31, 2008:$94,219) including the accretion of the loan to its future value. Accretion of the loan to its future value was not recorded in the March 2008 figure. Interest has been paid up to February 1, 2009 and therefore an accrual of $49,040 is included at the end of quarter one 2009 representing two months accrued interest (March 31, 2008: $49,928). Included in the income statement is $39,559 recognised as an unrealised foreign currency exchange rate gain in the period to March 31, 2009 (March 31,2008:$309,810 loss in quarter one 2008).

Below is a summary of the debt element of the convertible debenture

	March 31,	December 31,
	2009	2008
	$	$

Opening balance	2,048,638	2,260,738
Fair value accretion	176,394	619,773
Unrealised foreign currency exchange (gain)/loss	(39,559)	(831,873)

Closing balance	2,185,473	2,048,638

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
13.	Non-controlling interest

The non-controlling interest held in Stellar is detailed below:

		Non
	Mano	Controlling	Carrying value	March 31,	December
	Ownership	Interest	of net equity	2009	31, 2008
	%	%	$	$	$
Stellar Diamonds Ltd.	59.6	40.4	22,099,299	8,905,480	9,011,297

				8,905,480	9,011,297

In 2007, the Company transferred its diamond properties which had a book value of $8,276,081 to Stellar in exchange for 19,239,541 shares in Stellar. The exchange was recorded at book value as it was a transaction between companies under common control. In 2007, Stellar completed two private placements in order to raise funds to finance the development of its diamond interests. In the first placement 1,211,890 shares were issued at an effective price of £0.87 pence per share. 918,484 of those shares were issued for cash consideration, raising proceeds of £800,000 ($1,571,438), while the remaining 293,406 shares were issued to the subscribers in consideration for forfeiture of certain rights as a result of the diamond reorganisation. In the second placement 4,822,044 shares were issued at a price of £0.871 pence per share for proceeds of £4,200,000 ($8,611,361). In addition, Stellar issued 2,411,022 warrants with a two year term and an exercise price of £1.20 per share as well as 260,390 adviser’s options with a two year term and an exercise price of £0.871 pence per share. As a result of these shares issuances by Stellar, the Company recorded a dilution gain of $6,207,005 in the year ended December 31, 2007.

On March 31, 2008 Stellar issued 2,375,000 shares at a price of £1 per share for gross proceeds of £2,375,000 ($4,724,571). On December 19 2008, Stellar issued a further 15,567,675 shares at a price of £0.20 pence per share for gross proceeds of £3,113,535 ($4,802,208). Mano purchased 6,920,000 of these shares for £1,384,044 ($2,134,701). At the same time Stellar settled debt of £622,356 ($1,194,766) owing to Mano through the issue of 3,111,781 shares at a price of £0.20 pence per share. As a result of these share issues, the Company recorded a dilution gain of $1,231,793 in 2008.

14.	Capital risk management

The Company’s objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to ensure sufficient resources are available to meet day to day operating requirements.

The Company’s Board of Directors takes full responsibility for managing the Company’s capital and does so through board meetings, review of financial information, and regular communication with Officers and senior management.

In order to maximise ongoing development efforts, the company does not pay out dividends. The Company’s investment policy is to invest its cash in deposits with high credit worthy financial institutions with short term maturity.

The Company expects its current capital resources will be sufficient to carry out its plans and operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there has been no change in the overall capital risk management as at March 31, 2009.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
15.	Subsequent Events

(a) AFRICAN AURA RESOURCES LTD BUSINESS COMBINATION

On April 15, 2009 Mano announced it had entered into a legally binding Letter of Intent (“LOI”) to conclude a definitive agreement for a business combination (the “Combination”) with TSX Venture Exchange listed African Aura Resources Ltd (“Africa Aura”) pursuant to which Mano will offer 1.57 Mano shares for every one African Aura share outstanding, in order to acquire the entire issued share capital of African Aura. The obligation of Mano and African Aura to enter into a definitive agreement is subject to certain conditions being met, including the approval of the TSX Venture Exchange (“TSXV”) and satisfactory completion of due diligence. The Combination is currently expected to be structured as a merger under the corporate laws of the British Virgin Islands (the “BVI”) whereby, subject to the approval of a majority of the votes cast by the shareholders of African Aura at a shareholders meeting, a wholly-owned subsidiary of Mano will merge with African Aura and Mano will thereby acquire all of the outstanding shares of African Aura. The Combination will strengthen Mano’s position in West Africa, creating a well capitalised iron ore, gold and diamond exploration and development company.

Summary of the Combination:

•	All share transaction whereby African Aura shareholders will receive 1.57 common shares of Mano for each African Aura share held, representing a premium of 18.7% to African Aura’s 60 day volume weighted average share price at market close on April 14, 2009 based on the closing price of Mano’s common shares on the Alternative Investment Market (“AIM”) of the London Stock Exchange on April 14, 2009 and an exchange rate of Cdn.$1.80 to £1.

•	Combined entity to be renamed African Aura Mining Inc., or such other name as may be approved by the applicable regulatory authorities, which at completion, will be owned 75% by Mano shareholders and 25% by African Aura shareholders.

•	Proposed Board of Directors:
o	Luis da Silva — President and CEO

o	David Netherway — Non-Executive Chairman

o	David Evans, Kirill Zimin, Guy Pas and Steven Poulton — Non-Executive Directors
•	A proposed 1 for 8 Mano share consolidation (one new post-consolidation share for every 8 pre-consolidation shares).

•	The share consolidation and the resulting name change will only proceed upon the completion of the Combination.

•	The consent of the TSXV, on terms satisfactory to Mano, is a condition precedent to the entering into the Combination.

Strategic Rationale for the Combination:

•	Strong operational synergies with prospective iron ore and gold assets in west Africa which will enhance Mano’s presence in the region with the addition of the following projects wholly-owned by African Aura:
o	12km long Nkout iron deposit in southern Cameroon.

o	Batouri gold project in western Cameroon.
•	Strengthens Mano’s financial position with the addition of Cdn.$5.9M in cash held by African Aura (as at 30 March 2009).

•	Geographic diversification and risk reduction by stepping out of Mano’s traditional operating countries.

•	The proposed Board of Directors of the combined company will be strengthened by drawing on the skills and expertise of key members of the African Aura management team.

On May 15, 2009 the Company announced that the deadline to conclude procedural and structural matters for the Combination had been extended, from May 15, 2009 to June 12, 2009 in respect of the proposed Combination with African Aura.

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 (unaudited)
(Stated in U.S. dollars)
On May 19, 2009 Mano wrote to the TSXV requesting their acceptance of the Combination and confirmation that the TSXV will not impose a shareholder approval requirement on the Company in respect of the Combination. The Company has not, as at May 29, 2009 received a response from the TSXV.
(b) BOARD APPOINTMENT
On May 13, 2009 the Company announced the appointment of Mr Kirill S. Zimin to the Board of Directors. Following the completion of the deal with Severstal in December 2008, and in accordance with the agreement signed on 22 May 2008, Mr Zimin has been elected as the chosen representative of Severstal Resources to complement the existing Board and oversee the 6.29% strategic investment in Mano as well Severstal’s 61.5% interest in the Putu Range iron ore project. Mr Zimin joined ZAO Severstal Resources in 2006 and is Senior Manager for Strategy and Corporate Development. In this capacity he is also Head of Business Development for Africa. Previously Mr Zimin was Deputy Director General at OAO Kuzbassugol Coal Company where he joined from OAO SUAL Holding having worked for over three years as a specialist in corporate governance. Mr Zimin graduated from the Moscow State University with a Law degree.

EXHIBIT VII-B
FINANCIAL STATEMENTS OF MANO
FOR THE YEAR ENDED DECEMBER 31, 2008

VII-B-1

Consolidated Financial Statements
Mano River Resources Inc.
For Year Ended December 31, 2008
(Stated in U.S. Dollars)

VII-B-2

Statement of directors’ responsibilities
and approval of the annual financial
statements
Management’s Responsibility for Consolidated Financial Statements
The accompanying consolidated financial statements of Mano River Resources Inc are the responsibility of management and have been approved by the Board of Directors of the Company. The consolidated financial statements include some amounts that are based on management’s best estimate using reasonable judgment.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.
Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorised, assets safeguarded and proper records are maintained.
The Audit Committee of the Board of Directors has met with the Company’s external auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.
The consolidated financial statements have been audited by BDO Stoy Hayward LLP, Chartered Accountants, and their report follows.

(Signed) LUIS G. CABRITA da SILVA, DIRECTOR Luis G. Cabrita da Silva

(Signed) DAVID B. EVANS, DIRECTOR
David B. Evans

VII-B-3

Report of the independent auditors
to the Shareholders of Mano River Resources
Inc
Auditors’ Report to the Shareholders of Mano River Resources Inc
We have audited the consolidated balance sheet of Mano River Resources Inc as at 31 December 2008 and the consolidated statement of income and other comprehensive income, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether these consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The consolidated financial statements as at 31 December 2007 and for the eleven month period then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated 29 April 2008.
BDO Stoy Hayward LLP
Chartered Accountants
London, UK
29 April 2009

VII-B-4

Mano River Resources Inc.
Consolidated Balance Sheet
As at December 31, 2008
(Stated in U.S. dollars)

		Restated
	Year	(Note 2)
	ended	Year ended
	December 31,	December 31,
	2008	2007
	$	$

Assets
Current assets
Cash and cash equivalents	8,877,906	4,100,187
Amounts receivable	207,044	296,591
Due from joint venture partners (Note 6)	27,495	112,281

	9,112,445	4,509,059
Non Current Assets
Investments (Note 5 and 7)	8,093,775	184,090
Property, plant and equipment (Note 8)	3,896,933	2,002,120
Resource properties (Note 9)	6,330,092	8,888,592
Deferred exploration costs (Note 9)	27,316,442	29,918,050

Total Assets	54,749,687	45,501,911

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,148,659	1,010,169
Interest payable on convertible debenture (Note 11)	49,928	181,296
Due to related parties (Note 14)	149,660	174,367
Due to joint venture partners (Note 6)	824,243	274,350

	2,172,490	1,640,182
Convertible debenture (Note 11)	2,048,638	2,260,738

Total Liabilities	4,221,128	3,900,920

Non-controlling interest (Note 15)	9,011,297	7,147,317

Shareholders’ equity
Share capital (Note 12)	37,963,124	34,596,114
Equity component of convertible debenture (Note 11)	2,637,802	2,637,802
Warrant reserve	548,000	—
Contributed surplus	4,488,976	3,181,412
Accumulated other comprehensive loss	(21,755)	(21,755)
Deficit accumulated during development stage	(4,098,885)	(5,939,899)

Total shareholders’ equity	41,517,262	34,453,674

Total Liabilities, non-controlling interest and shareholders’ equity	54,749,687	45,501,911

Nature of operations and continuation of business (Note 1)
Approved by the Board

(Signed) LUIS G. CABRITA da SILVA, DIRECTOR Luis G. Cabrita da Silva

(Signed) DAVID B. EVANS, DIRECTOR David B. Evans
The accompanying notes are in integral part of these consolidated financial statements

Mano River Resources Inc.
Consolidated Statements of Income/ (Loss) and Comprehensive Income/ (Loss)
For the year ended December 31, 2008
(Stated in U.S. dollars)

		Restated
		(Note 2)
		Eleven
	Year	months
	ended	ended
	Dec. 31,	Dec. 31,
	2008	2007
	$	$

Expenses

Administrative and office expenses	1,044,292	63,236
Directors’ fees	297,409	122,789
Foreign exchange loss	304,215	226,868
Management fees	658,314	283,753
Interest on convertible debenture (Note 11)	983,242	181,296
Professional fees	1,938,650	958,629
Stock-based compensation	1,455,625	2,053,887
Transfer agent and filing fees	79,229	99,560
Project impairment (Note 16)	11,250,591	—
Depreciation	44,289	353,315

	18,055,856	4,343,333

Dilution gain on shares issued by controlled company (Note 15)	(7,157,964)	(6,207,005)
Gain on disposal of assets (Note 5)	(7,762,899)	—
Unrealised foreign exchange (gain)/loss on convertible debenture	(831,873)	168,130
Interest Income	(74,484)	(148,041)

(Loss)/Income before non-controlling interest	(2,228,636)	1,843,583

Non-controlling interest	4,069,650	897,112

Income and comprehensive income	1,841,014	2,740,695

Basic and diluted income per share	0.006	0.009
Weighted average number of shares outstanding	309,668,741	297,256,188

The accompanying notes are in integral part of these consolidated financial statements

VII-B-6

Mano River Resources Inc.
Consolidated Statements of Cash Flow
For the year ended December 31, 2008
(Stated in U.S. dollars)

	Year	Restated (note 2)
	ended	Eleven months
	Dec. 31,	ended Dec. 31,
	2008	2007
	$	$

Operating Activities

Income and comprehensive income	1,841,014	2,740,695

Items not involving cash:
Dilution gain on shares issued by controlled company	(7,157,964)	(6,207,005)
Non-controlling interest	(4,069,650)	(897,112)
Gain on sale of assets	(7,762,899)	—
Stock-based compensation	1,455,625	2,053,887
Interest income	(74,484)	—
Interest on convertible debentures	983,242	181,296
Unrealised foreign exchange (gain)/loss on convertible debt	(831,873)	190,003
Unrealised foreign exchange (gain)/loss	(90,730)	—
Project impairment (Note 16)	11,250,591	—
Depreciation of fixed assets	44,289	353,315
Changes in Working Capital:
Amounts receivable and prepaid expenses	174,333	(207,727)
Due to joint venture partners	—	(353,259)
Accounts payable and accrued liabilities	2,794,397	107,065

	(1,444,109)	(2,038,842)

Investing Activities
Deferred exploration expenditures	(10,402,580)	(7,611,481)
Interest income	74,484	—
Net proceeds on sale of assets	8,333,333	—
Purchase of capital assets	(1,990,279)	(1,649,312)

	(3,985,042)	(9,260,793)

Financing Activities

Issuance of share capital (net of costs)	3,915,010	437,836
Convertible debentures	—	4,641,860
Cash (disposed of) /acquired on consolidation of subsidiary	(585,768)	1,571,438
Proceeds from issue of shares of subsidiary	7,311,665	7,522,508
Interest paid on convertible debenture	(494,837)	—
Due to related parties	(24,707)	40,660

	10,121,363	14,214,302

Impact of foreign exchange on cash balance	85,507	—

Net cash inflow	4,777,719	2,914,667

Cash, Beginning of Period	4,100,187	1,185,520

Cash, End of Period	8,877,906	4,100,187

The accompanying notes are in integral part of these consolidated financial statements.

VII-B-7

Mano River Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2008
(Stated in U.S. dollars)

						Equity component of	Deficit accumulated in	Accumulated other	Total
	Common shares		Contributed	Warrant	Share	convertible	the development	comprehensive	shareholders
	Number	Amount	surplus	Reserve	subscriptions	debenture	stage	deficit	equity
		$	$	$	$	$	$	$	$

Balance as at January 31, 2007	293,120,818	34,158,278	1,714,462	—	788,461	—	(8,680,594)	(21,755)	27,958,852
Net income for the period	—	—	—	—	—	—	4,017,642	—	4,017,642
Cash transactions:
Equity component of convertible debenture	—	—	—	—	—	2,637,802	—	—	2,637,802
Exercise of options at $0,093	4,690,000	437,836	—	—	—	—	—	—	437,836

	4,690,000	437,836	—	—	—	2,637,802	—	—	3,075,638
Non-cash transactions:
Share subscription	—	—	—	—	(788,461)	—	—	—	(788,461)
Stock-based compensation	—	—	190,003	—	—	—	—	—	190,003

Balance at December 31, 2007 as originally stated	297,810,818	34,596,114	1,904,465	—	—	2,637,802	(4,662,952)	(21,755)	34,453,674

Restatement of stock-based compensation	—	—	1,863,884	—	—	—	(1,863,884)	—	—
Non-controlling interest in stock-based compensation	—	—	(586,937)	—	—	—	586,937	—	—

Balance at December 31, 2007 as revised (note 2)	297,810,818	34,596,114	3,181,412	—	—	2,637,802	(5,939,899)	(21,755)	34,453,674

Income for the year	—	—	—	—	—	—	1,841,014	—	1,841,014
Shares issued on private placement	20,000,000	3,367,010	—	548,000	—	—	—	—	3,915,010
Stock-based compensation	—	—	1,455,625	—	—	—	—	—	1,455,625
Non-controlling interest in stock-based compensation	—	—	(148,061)	—	—	—	—	—	(148,061)

Balance at December 31, 2008	317,810,818	37,963,124	4,488,976	548,000	—	2,637,802	(4,098,885)	(21,755)	41,517,262

The accompanying notes are in integral part of these consolidated financial statements.

VII-B-8

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
1.	Nature of operations

Mano River Resources Inc. (“Mano River” or “the Company”) commenced operations on July 10, 1996 and is engaged in the acquisition, exploration and development of gold, iron ore and diamond properties. The Company is in the development stage and has no source of cash flows other than loans from related parties, convertible debentures or equity offerings.

The Company has proven reserves in respect on one of the gold projects and anticipates further operating losses as exploration continues across its property portfolio.

2.	Basis of preparation

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing. If the Company cannot obtain additional financing it may be forced to realise its assets at amounts significantly lower than the current carrying value.

Uncertainty also exists with respect to the recoverability of the carrying value of certain resource properties. The ability of the Company to realise its investment in resource properties is contingent upon resolution of the uncertainties and continuing confirmation of the Company’s title to the resource properties.

In August 2007, the Company changed its fiscal year end from January 31, to December 31, effective as of December 31, 2007. Therefore the prior period presented is for the eleven months ended December 31, 2007.

Prior year adjustment

The prior year figures have been restated to reflect the stock-based compensation granted in Stellar Diamonds Ltd, a subsidiary of the company, during the eleven months ended December 31, 2007 that was not included in the consolidated financial statements for that period. The stock-based compensation is the result of 2,600,000 share options granted by Stellar to Directors and key employees (see note 12(d)). These options were valued using the Black-Scholes model at $1,863,884. The restatement has had the following impact on the figures for the period ending December 31, 2007;

$

Consolidated Statement of Comprehensive Income
Stock-based compensation	(1,863,884)
Non-controlling interest	587,123

Income and comprehensive income	(1,276,761)

Consolidated Balance Sheet
Contributed surplus	1,276,761
Retained earnings	(1,276,761)
The effect of this restatement was to reduce the earnings per share for the eleven month period ending December 31, 2007 from the previously reported $0.014 to the revised $0.009.

VII-B-9

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies
(a)	Principles of consolidation

These financial statements include the accounts of Mano River Resources Inc. and its principal subsidiaries, Mano Gold Investments Ltd. (formerly Mano River Resources Ltd.) including sub-group Mano River Iron Ore Holdings Ltd. (“MARIOH”), and Mano Diamonds Ltd.

		Percentage
Company	Place of incorporation	ownership

Mano Gold Investments Limited (formerly Mano River Resources Limited) and its subsidiaries:	British Virgin Islands	100.0%
Golden Limbo Rock Resources Limited and its subsidiary:	Tortola, British Virgin Islands	93.5%
Golden Limbo Rock Resources SA	Conakry, Guinea	100.0%
Golden Leo Resources Limited and its branch:	Tortola, British Virgin Islands	98.8%
Golden Leo Resources Limited (Sierra Leone Branch)	Freetown, Sierra Leone	100.0%
North West Minerals Ltd.	Mahe, Republic of Seychelles	100.0%
Mano Gold (Liberia) Ltd. (formerly Lofa Goldiam, Inc.) and its subsidiary:	Tortola, British Virgin Islands	100.0%
Bea Mountain Mining Corporation	Monrovia, Liberia	100.0%

Mano Diamonds Limited and its subsidiaries:	Tortola, British Virgin Islands	100.0%
Friendship Diamonds Guinée S.A.	Conakry, Guinea	70.0%
Stellar Diamonds Limited and its subsidiaries:	Guernsey	59.6%
Diamants du Congo Oriental Ltd.	Tortola, British Virgin Islands	100.0%
Western Mineral Resources Corporation Inc. and its subsidiary:	Tortola, British Virgin Islands	100.0%
Western Mineral Resources Corp. (Liberia)	Monrovia, Liberia	100.0%
Alpha Minerals Inc.	Monrovia, Liberia	100.0%
Weasua Diamonds Ltd and its subsidiary:	Mahe, Republic of Seychelles	50.0%
Kpo Resources Inc.	Monrovia, Liberia	100.0%
Mano Diamonds (Liberia) Inc.	Monrovia, Liberia	100.0%
Basama Diamonds Ltd and its branch:	Mahe, Republic of Seychelles	49.0%
Basama Diamond Ltd Sierra Leone Branch	Freetown, Sierra Leone	100.0%
Sierra Diamonds Limited and its branch:	Tortola, British Virgin Islands	100.0%
Sierra Leone Diamonds Limited Sierra Leone Branch	Freetown, Sierra Leone	100.0%
Mano Diamonds Sierra Leone Ltd.	Freetown, Sierra Leone	100.0%
Guinean Diamond Corporation Ltd. and its subsidiaries	Mahe, Republic of Seychelles	100.0%
Mano River Diamants Guinee S.A.	Conakry, Guinea	100.0%
Resources Mandala Guinée S.A. R.L.	Conakry, Guinea	100.0%
East Sierra Diamonds Ltd and its branch:	Mahe, Republic of Seychelles	100.0%
East Sierra Diamonds Ltd. Sierra Leone Branch	Freetown, Sierra Leone	100.0%

Mano River Iron Ore Holdings Ltd. and its subsidiary:		100.0%
Severstal Liberia Iron Ore Ltd. and its subsidiaries:	Tortola, British Virgin Islands	44.3%

Mano River Resources Inc. (UK Branch)	United Kingdom	100.0%
The shares not legally owned by the Company in its subsidiaries:

Golden Limbo Rock Resources Limited — 6.5%;

Friendship Diamonds Guinée S.A. — 30.0%;

are held by a third party company. This third party has no beneficial interest in the shares and is holding the shares for the Company’s benefit until the Company and the third party agree on their ultimate distribution. As the Company retains the beneficial interest in these shares no non-controlling interest exists at December 31, 2008 in respect of these shares.

VII-B-10

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(a)	Principles of consolidation (continued)

Business acquisitions are accounted for under the purchase method and the results of the operations of these businesses are included in these consolidated financial statements from the acquisition date until the date of disposal or loss of control.

Severstal Liberia Iron Ore Ltd. (SLIO) previously African Iron Ore Group Ltd. was 80% owned by MARIOH. One-half of the remaining 20% was held by Eastbound Resources Ltd., a company controlled by G Pas, a director of the Company. During the year MARIOH reduced its holding in SLIO to 44.3% (see note 5). SLIO is consolidated until the date of the reduction in the Company’s shareholding and subsequently accounted for using the equity method of accounting and included in investments in the balance sheet.

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Company’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated statement of income. Cumulative post-acquisition movements are adjusted against the carrying amount of investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognise further losses, unless it has unsecured obligations or made payments on behalf of the associate.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. As of December 31, 2008, the Company does not hold an interest in any VIEs.

All intercompany balances and transactions have been eliminated upon consolidation.
(b)	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.
(c)	Cash

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

VII-B-11

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(d)	Property, plant and equipment

Property, plant and equipment is comprised of office furniture, automobiles and various equipment used in the field, that are initially recorded at cost and depreciated at 30% per annum on a declining balance basis. Property, plant and equipment in the course of construction are not depreciated until it is commissioned and available for use.
(e)	Long-term investments

Investments are recorded at cost, subject to a provision for any impairment that is determined to be other than temporary.

(f)	Resource properties and deferred exploration costs

The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalised by property. The carrying value of pre-production and exploration properties is reviewed periodically and either written off when it is determined that the expenditures will not result in the discovery of economically recoverable mineral reserves or transferred to producing mining property, plant and equipment when commercial development commences and amortised on a unit of production basis over the life of the related ore reserves.

The recoverability of amounts shown for pre-production and exploration properties is dependent upon the discovery of economically recoverable mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to finance the development of the properties and on the future profitable production or proceeds from the disposition thereof. Management reviews these factors and considers whether any other events or circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication that the carrying amount may not be recoverable future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted estimated future cash flow is less than the carrying amount of the asset, impairment is recognised and charged to the consolidated income statement.

The success and ultimate recovery of the Company’s exploration costs of its mineral exploration properties is influenced by significant financial risks, legal and political risks, commodity prices, and the ability of the Company to discover economically recoverable mineral reserves and to bring such reserves into future profitable production.

(g)	Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant balances and transactions affected by management estimates include the valuation of investments, resource properties, deferred exploration costs, asset retirement obligations, future income tax, stock-based compensation as well as the recovery of assets, fair value of convertible debt and the allocation of proceeds between share capital and warrants. Actual results could differ from those estimates.

The amounts used to estimate fair values of stock options and warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions.

VII-B-12

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(g)	Measurement uncertainty (continued)

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

In February 2008, the CICA issued Section 1000. The standard intends to reduce the differences with International Financial Reporting Standards (‘IFRS’) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognised as assets than under IFRS or US GAAP. This standard will be effective for fiscal years beginning on or after 1 October 2008.

(h)	Income/(Loss) per share

The basic income/(loss) per share is computed by dividing the income/(loss) and comprehensive income/(loss) by the weighted average number of common shares outstanding during the year. The diluted income/(loss) per share reflects the potential dilution by including other common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year.

(i)	Foreign currency translation

The functional currency of the Company and all subsidiaries is US Dollars with the exception of the UK branch which has a functional currency of Pounds Sterling.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. Exchange gains or losses arising upon translation are included in the consolidated income statement.

Integrated foreign subsidiaries and associates are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at actual or average rates for the period. Exchange gains or losses arising from the translation are included in the consolidated income statement.

(j)	Stock-based compensation

The Company follows Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-Based Compensation, which requires that all stock-based awards made to non-employees and employees be measured and recognised using a fair value based method. Accordingly, the fair value of options at the date of grant is accrued and charged to the consolidated income statement, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.

VII-B-13

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(k)	Joint ventures

The Company has entered into certain agreements with third parties to develop exploration projects that are commonly referred to as joint ventures but do not necessarily meet the requirements to apply joint venture accounting. Where this is the case the Company recognises its share of the expenditure on the project and any liabilities arising in respect of the project. Joint venture agreements that do meet the definition of a joint venture under section 3055 are proportionally consolidated.

(l)	Income taxes

The Company accounts for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realisable amount. Future income tax assets are not recognised to the extent the recoverability of such assets is not considered more likely than not.

(m)	Comprehensive income

Section 1530, Comprehensive Income, is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net loss such as unrealised gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company’s comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the statements of comprehensive income and the statements of shareholders’ equity. Amounts previously recorded in “cumulative translation adjustment” have been reclassified to “accumulated other comprehensive income”.

(n)	Asset retirement obligations

The fair value of the liability of an asset retirement obligation is recorded when it is legally incurred and the corresponding increase to the mineral property is depreciated over the life of the mineral property. The liability is adjusted over time to reflect an accretion element considered in the initial measurement at fair value and revisions to the timing or amount of original estimates and for draw-downs as asset retirement expenditures are incurred. As at 31 December 2008 and 2007, the Company has not recognised any asset retirement obligations.

(o)	Financial instruments

The Company’s cash and cash equivalents have been classified as held for trading and are recorded at fair value. All other financial instruments will be recorded at cost or amortised cost, subject to impairment reviews. Other financial instruments include amounts receivable, amounts payable, amounts due to related parties and convertible debentures.

VII-B-14

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(p)	Adoption of new accounting standards and accounting pronouncements

Section 3855, Financial Instruments — Recognition and Measurement, establishes standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements. This standard requires the Company to classify all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognised in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost. Available-for-sale investments are measured at fair value with unrealised gains and losses recognised in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

The Company has implemented the following classification of its financial assets and financial liabilities:
▪	Cash is classified as held-for-trading;

▪	Amounts receivables, due from joint venture partners are classified as “loans and receivables” and are measured at amortized cost using the effective interest rate method. At December 31, 2008 and 2007, the recorded amount approximates fair value;

▪	Long-term investments are classified as “available-for-sale”; and

▪	Short-term and long-term liabilities, accounts payable and due to joint venture partners are classified as “other financial liabilities” and are measured at amortized cost using the effective interest rate method. At December 31, 2008 and 2007, the recorded amount approximates fair value.
Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are included in the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument. The terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading. These embedded derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognised in the consolidated income statement. The Company adopted the standard, with February 1, 2007 as its transition date for embedded derivatives due to the change in accounting year end as disclosed in note 1. The Company has not identified any embedded derivatives that are required to be accounted for separately from the host contract.

VII-B-15

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(q)	Recent accounting pronouncements
(a)	Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement is effective January 1, 2008. The new disclosures resulting from this requirement are set out in note 2.

(b)	Financial instrument disclosures

As of January 1, 2008, the Company was required to adopt two new CICA standards, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments - Presentation, which replaced Section 3861, Financial Instruments — Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognised and unrecognised financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006. The new disclosures resulting from this requirement are set out in note 18.

(c)	Capital disclosures

As of January 1, 2008, the Company was required to adopt CICA Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006. The new disclosures resulting from this requirement are set out in note 19.

(d)	Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

VII-B-16

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(e)	Business Combination, Consolidated Financial Statements and non-controlling interest

In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations, 1601 — Consolidated Financial Statements and 1602 — Non-controlling Interests which replace CICA Handbook Sections 1581 — Business Combinations and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

(f)	Convergence with International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2, Inventories, and IAS 38, Intangible assets, thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements. In the transition to IFRS, the Company must apply “IFRS 1 — First Time Adoption of IFRS” which sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity’s first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity’s first IFRS financial statements).

Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoptions, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

VII-B-17

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
3.	Significant accounting policies (continued)
(f)	Convergence with International Financial Reporting Standards(continued)
On transition, management must apply the mandatory exemptions and make the determination as to which elective exemptions will be made under IFRS 1. Management is currently preparing its timetable for transition and will undertake a high level analysis of the financial statement areas to determine which elections will be taken. After this high level analysis is completed Mano will be in a better position to assess the impact IFRS will have on the financial statements.
Management continues to assess the impact that IFRS will have on the aspects of the business including accounting policy, financial reporting, information technology and communications perspective. Given that the Company is currently in the development phase, accounting policy determinations that will be made leading in the Company’s production phase, such as revenue recognition, deferred stripping and diamond inventory costing to name a few examples, will be made during or post transition to IFRS. Management is also currently reviewing accounting systems and assessing the changes that will be required and the strategies that will be employed. Communication and training strategies are also being developed by management.
4.	Investments in Stellar Diamonds Limited

During the eleven months ended December 31, 2007 Mano River completed the launch of a new diamond company, Stellar Diamonds Limited (“Stellar”), to maximize the value of its diamond properties. In exchange for the diamond properties which had a book value of $8,276,081, the Company received 19,239,541 new shares in Stellar. The exchange was recorded at book value as it was a transaction between companies under common control. The Company also recognised a recovery relating to the sale of 5.93% of its interest on consolidation of Stellar in the amount of $1,084,825. In addition, during the period Stellar entered into private placements with unrelated parties and issued 8,843,762 shares for a total value of $15,000,029, resulting in a dilution gain in the amount of $6,207,005, which was recognised in the consolidated statements of income for the eleven months ended December 31, 2007. The following is a summary of the agreements entered into:
(a)	Pursuant to a share purchase agreement between Stellar Diamonds and Mano Diamonds Limited (“Mano Diamonds”), a wholly-owned subsidiary of the Company, Mano Diamonds transferred its diamond interests in Liberia and Sierra Leone including a 49% interest in the Kono project, to Stellar Diamonds, and in consideration Stellar Diamonds issued 15,442,021 of its shares to Mano Diamonds;

(b)	Pursuant to a second share purchase agreement among Stellar Diamonds, Mano Diamonds and two arm’s length parties, Searchgold Resources Inc. (“Searchgold”) and Siafa Koulibaly (“Koulibaly”), Searchgold, Mano Diamonds and Koulibaly transferred their Guinean diamond interests consisting of a 100% interest in the Bouro/Mandala alluvial property to Stellar Diamonds, and in consideration Stellar Diamonds issued 2,672,629 of its shares to Searchgold, 2,678,117 of its shares to Mano Diamonds, and 137,199 of its shares to Koulibaly. The exchange was recorded at book value as it was a transaction between companies under common control; and

VII-B-18

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
4.	Investments in Stellar Diamonds Limited (continued)
(c)	Pursuant to an assignment agreement between the Company and Stellar Diamonds, the Company transferred certain contractual rights to a Guinean diamond exploration database that it had obtained under an agreement with Societe Debsam Guinee Sarl (a subsidiary of DeBeers) dated September 7, 2007 to Stellar Diamonds and in consideration Stellar Diamonds issued up to 1,119,403 of its shares to the Company. The exchange was recorded at book value as it was a transaction between companies under common control.
During the year ended December 31, 2008, Stellar entered into additional private placements and issued 21,054,456 shares for a total value of $10,689,492, resulting in a dilution gain in the amount of $1,231,793, which was recognised in the consolidated statements of income for the year ended December 31, 2008. Stellar is a 59.6% owned subsidiary controlled by the Company and the results of operations and assets and liabilities have been consolidated with the accounts of the Company with effect from the date of acquisition.

5.	Investments in Severstal Liberia Iron Ore (“SLIO”)

During the year ended December 31, 2008, Mano River entered into an agreement (The SPSA) with OAO Severstal Resources, The SPSA provides for the investment by an indirect wholly-owned subsidiary of Severstal of 25% of the issued and outstanding shares of SLIO for $12.5M from Mano River Iron Ore Holdings Ltd., a wholly-owned subsidiary of Mano, and a further 20% of the issued and outstanding shares of SLIO from the minority interest parties in SLIO, for $10.0M. It also provides for the subscription by Severstal for new ordinary shares in SLIO for an aggregate price of $15m. These acquisitions and the subscription will give the indirectly wholly-owned Severstal subsidiary a 61.5% stake in SLIO on completion of the SPSA.

During the year Severstal completed the acquisition of 16.67% of the shares from Mano River Iron Ore Holdings and 13.33% of the shares from the minority interests as well as completing the $15M subscription for an additional 30% of SLIO. The remaining third of the acquisition element has been deferred until December 2010, at which point the Company will receive $4.2M. The Company has not recorded the disposal of the deferred element of the agreement. At the year end the Company holds 44.33% of the issued share capital of SLIO and from the date of the sale of the shares to Severstal, accounted for as an investment in an associate.

The completion of the SPSA has resulted in a dilution gain in the amount of $5,926,171, which was recognised in the consolidated statements of income for the year ended December 31, 2008. On December 10, 2008 AIOG changed its name to Severstal Liberia Iron Ore Limited.

$
Net assets as at December 31, 2008	18,257,984
Interest held in share capital	44.33%
Equity value of investment in associate	8,093,775
The following gain on disposal has been recognised in the current year:

$
Investment prior to disposal	2,738,027
% disposal	16.667%
Cost of disposal	570,434
Proceeds of disposal	8,333,333

Gain on disposal	7,762,899

VII-B-19

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
6.	Due to/from joint venture partners

During the year ended December 31, 2008, certain exploration and development expenditures were carried out by joint venture partners.

The amount owing to Petra Diamonds, who is the operator of the Kono joint venture diamond project in Sierra Leone, is $717,640 as at December 31, 2008. The amount owing to Kpo Resources Inc, the joint venture entity of a diamond project in Liberia, is $106,603 as at December 31, 2008.

As at December 31, 2008 the amount due from joint venture partners amounted to $27,495.

7.	Investments

	Dec. 31,	Dec. 31,
	2008	2007
	$	$

SLIO (note 5)	8,093,775	—
Mifergui-Nimba	—	184,090

The valuation is based on the transactions which happened close to the year end and represents the share of the net assets of the investment in the subsidiary.

	Dec. 31,	Dec. 31,
	2008	2007
	$	$

Cost of investment	2,167,604	184,090
Dilutive gain on disposal	5,926,171	—

Carrying value	8,093,775	184,090
8.	Property and Equipment

	Machinery &	Assets Under
	Equipment	Construction	Total
	$	$	$

Cost
At January 1, 2008	353,315	2,002,120	2,355,435
Additions	147,834	1,791,268	1,939,102

At December 31, 2008	501,149	3,793,388	4,294,537

Depreciation
At January 1, 2008	353,315	—	353,315
Charge for the year	44,289	—	44,289

At December 31, 2008	397,604	—	397,604

Carrying amount
At December 31, 2007	—	2,002,120	2,002,120

At December 31, 2008	103,545	3,793,388	3,896,933

VII-B-20

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
9.	Resource properties and deferred exploration costs

	Dec. 31, 2008	Dec. 31, 2007
	$	$

Acquisition costs:
Liberia, West Africa:
Bea	210,000	210,000
Kpo	—	110,000
Sierra Leone, West Africa:
Pampana, Sonfon and Nimini South	1,186,500	1,695,000
Guinea, West Africa
Missamana/Gueliban	—	1,940,000
Mandala	4,933,592	4,933,592

	6,330,092	8,888,592

Deferred exploration costs:
Liberia, West Africa:
Bea — KGL	13,756,539	12,624,484
MCA	—	3,665,227
Weaju	742,268	—
Gondoja	34,348	—
Kpo	—	2,223,124
Putu	—	1,730,026
AAR	—	388,741
MEA	60,545	60,545

	14,593,700	20,692,147

Sierra Leone, West Africa:
Kono/Nimini Central	7,979,870	5,232,308
Sonfon	1,190,080	1,524,975
Nimini South	134,574	—
Tongo/Gola	682,836	323,640
Zimmi/Gorahun	—	99,906

	9,987,360	7,180,829

Guinea, West Africa
Missamana/Gueliban	—	1,874,833
Guinea Iron Ore	—	46,500
Bouro	180,995	176,901
Druzhba and ex De Beers	159,289	30,136
Mandala	1,959,539	920,705
Ouria	5,532	—

	2,305,355	3,049,075

Democratic Republic of Congo
Socerdami/REMEC	430,027	80,824

Recovery relating to the sale of mineral property on consolidation of Stellar	—	(1,084,825)

Closing balance	27,316,442	29,918,050

VII-B-21

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
9.	Resource properties and deferred exploration costs (continued)

							Kono/
	Bea	MCA	Kpo	Putu	AAR	Mandala	Nimini	REPL	Other	Total
Acquisition costs	$	$	$	$	$	$	$	$	$	$

Balance at Feb 1, 2007	210,000	—	110,000	—	—	—	—	—	3,635,000	3,955,000
Additions	—	—	—	—	—	4,933,592	—	—	—	4,933,592

Balance at Dec 31, 2007	210,000	—	110,000	—	—	4,933,592	—	—	3,635,000	8,888,592

Impairment	—	—	(110,000)	—	—	—	—	—	(2,448,500)	(2,558,500)

Balance at Dec 31, 2008	210,000	—	—	—	—	4,953,592	—	—	1,186,500	6,330,092

Deferred							Kono/
exploration	Bea	MCA	Kpo	Putu	AAR	Mandala	Nimini	REPL	Other	Total
expenditure	$	$	$	$	$	$	$	$	$	$

Balance at Feb 1, 2007	11,373,310	2,676,519	1,759,011	477,143	238,672	293,063	3,048,075	31,743	3,493,858	23,391,394
Additions	1,251,174	988,708	464,113	1,252,883	150,069	627,642	2,184,233	291,897	(684,063)	6,526,656

Balance at Dec 31, 2007	12,624,484	3,665,227	2,223,124	1,730,026	388,741	920,705	5,232,308	323,640	2,809,795	29,918,050

Additions	1,132,055	274,769	599,792	2,582,071	40,331	1,038,834	2,747,562	359,196	1,627,970	10,402,580
Expenditures removed on non consolidation of SLIO (note 5)	—	—	—	(4,312,097)	—	—	—	—	—	(4,312,097)
Impairment	—	(3,939,996)	(2,822,916)	—	(429,072)	—	—	—	(1,500,107)	(8,692,091)

Balance at Dec 31, 2008	13,756,539	—	—	—	—	1,959,589	7,979,870	682,836	2,937,658	27,316,442

VII-B-22

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
9.	Resource properties and deferred exploration costs (continued)

		Eleven
	Year	months
	ended	ended
	Dec. 31,	Dec. 31,
	2008	2007
	$	$

Deferred exploration expenditures
Feasibility	51	4,992
Assays incl. shipment	251,754	130,122
Communications incl. equipment	120,395	37,172
Community relations	151,103	9,523
Consultants and professional fees	1,393,596	722,278
Data, images, reports and maps	—	4,340
Drilling	1,886,828	1,017,009
Geologists’ support	—	122,725
Infrastructure incl. roads and bridges	86,475	157,520
Licenses and permit fees	186,981	345,059
Metallurgy	—	14,887
Project/field office costs, incl. field equip.	435,764	1,355,254
Reconnaissance and geochemical	—	66,963
Salaries and wages	2,450,656	860,142
Subsistence	168,490	86,259
Transportation incl. vehicles	438,089	341,334
Net Trans-Hex JV expenditure	91,658	396,228
Kono (Petra) joint venture	2,740,740	1,939,674

Net expenditure during the period	10,402,580	7,611,481
Recovery relating to the sale of mineral property on consolidation of Stellar	1,084,825	(1,084,825)
Expenditure removed on non consolidation of SLIO (note 5)	(4,312,097)	—
Write off of project expenditure & Impairment provision	(9,776,916)	—

Balance, Beginning of period	29,918,050	23,391,394

Balance, End of period	27,316,442	29,918,050

VII-B-23

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
10.	Joint Ventures and Project Agreements
(a)	Liberia, West Africa

The Company holds two mineral development agreement (“MDA”) licences in Liberia for gold and diamond development. These MDAs are in Western Liberia and consist of the Bea Mountains and Kpo Range and are valid for 25 years with an option to renew for another 25 years. Both these MDAs are dated November 28, 2001 and were approved on March 14, 2002. The MDAs will allow the Company to conduct pre-feasibility work and bankable feasibility work including, if required, pilot mining.

On April 22, 2004 the Company executed a Mineral Cooperation Agreement with the Ministry of Lands Mines and Energy granting exploration rights over a licence in western Liberia.

The Company acquired one Mineral Exploration Agreement (“MEA”) licence on May 18, 2005, which is valid for five years over the Putu iron ore prospect in eastern Liberia. During the year ending December 31, 2008 the licence rights were extended until September 2010.
(i)	Trans-Hex Joint Venture (KPO)

On June 6, 2002, the Company signed a heads of agreement for the creation of a diamond exploration and development joint venture (“JV”) in Liberia with Trans Hex Group Limited (“THG”) of South Africa. The full JV agreement was subsequently signed on October 12, 2006.

During the year ended December 31, 2008, the decision was made to cease the exploration JV with THG as it was not seen as an economic production site in the current market. All deferred exploration costs incurred to date relating to this project were impaired and charged to the income statement.

(ii)	AAR Joint Venture

On March 23, 2005, the Company signed a Joint Venture (“JV”) agreement with African Aura Resources (“AAR”) targeting diamonds over an area of 400 square kilometres held by AAR in western Liberia.

During the year ended December 31, 2008, the decision was made to cease the exploration JV with AAR as it was not seen as a feasible production site in the current economic climate.

VII-B-24

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
10.	Joint Ventures and Project Agreements (continued)
(b)	Sierra Leone, West Africa

The Company holds multiple prospecting licences for diamonds and gold in Sierra Leone. The licences are located throughout the eastern and northern provinces of the country.
(i)	Petra Diamonds Joint Venture (Kono /Nimini)

On September 10, 2004, the Company and Petra Diamonds (“Petra”) entered into a joint venture for the production of diamonds from the underground mining of diamond-bearing kimberlite dykes (the “Lion” dykes) defined within Mano’s three contiguous licence areas (Yengema, Njaiama and Nimini South) in the Kono diamond district (“Kono Licences”) of Sierra Leone.

Under the terms of the agreement Petra has earned a 51% interest in Mano’s 100% owned subsidiary, Basama Diamonds Ltd., by spending $3M over three years.

From 1st January 2009 Stellar has elected to sole fund the Kono project for 2009 and will reinvest all diamond sales revenues in the continued development of the project. At the end of 2009 the Company’s joint venture partner Petra Diamonds will have the option to reimburse Stellar 51% of the project costs to maintain its 51% equity in the project, or dilute. The current technical team will remain on the project and Petra will continue to offer technical advice as required.

(ii)	Golden Star Joint Venture

On November 24, 2003, the Company signed a comprehensive letter of agreement (“LoA”) with Golden Star Resources (“GSR”), which contains all the main terms of a joint venture covering licence packages in Sierra Leone.

Under the terms of the LoA, GSR can earn a 51% interest in the gold rights of the licences currently held by Mano through its subsidiary, Golden Leo Resources Limited subject to GSR meeting set conditions including minimum expenditure limits.

As at December 31, 2008 GSR have informed the Company they are near to meeting the minimum expenditure limit required under stage three of the agreement for the Sonfon Licence, at which point they will earn a 51% interest in the licence.

Within 120 days of completing stage three of the agreement on the Sonfon licence GSR may elect to proceed to a feasibility study (FS). Mano then has the right to elect to contribute pro-rata to the FS to retain a 49% interest. If Mano decides not to elect to contribute GSR may sole fund the FS to earn a further 14% interest, thereby taking its equity to 65%.

Upon completion of a positive FS on Sonfon GSR may elect to proceed to mine development. Mano has the right to contribute pro rata to any mine development to retain its 49% interest or dilute to either a 15% or 29% free carried interest depending on its earlier elections to co-fund the feasibility study and mine construction. Mano will also retain a 2% net smelter return royalty on production in excess of the first 1M ounces of gold from each project.

VII-B-25

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
10.	Joint Ventures and Project Agreements (continued)
(b)	Sierra Leone, West Africa(continued)
(ii)	Golden Star Joint Venture (continued)

GSR advised in 2007 that they were terminating both the Nimini and Pampana licence from the agreement.

Under a separate agreement dated May 2002, the Sonfon licence was joint ventured by the Company and its partner Minerva Resources PLC (Minerva) in a 50:50 joint venture basis. Minerva retains a 50% interest in Mano’s share of the project.
(c)	Guinea, West Africa

The Mandala project is 100% owned by Stellar Diamonds and comprises three kimberlite and two alluvial mining concessions in the south east of Guinea. The Mandala alluvial licence comprises a 536,000 carat indicated and 144,000 carat inferred diamond resource which is scheduled to be brought into production in early 2009. Stellar has approved a $5.8M capital budget which includes a plant with a head feed capacity of 100tons per hour and a 30tons per hour DMS diamond recovery module. At optimum production levels the project could yield between 8,000 and 10,000 carats per month. Based on previous bulk sampling and independent valuation the diamond value is estimated to be a minimum of $65 per carat.

(d)	Democratic Republic of Congo

BHP Billiton Joint Venture

On December 4, 2007, Stellar Diamonds Ltd. (“Stellar”), the Company’s subsidiary, signed a memorandum of understanding with BHP Billiton over exploration licences in the north of the Democratic Republic of Congo.

In February 2009, an agreement was reached with BHP Billiton to terminate the joint venture as it was not seen as a economically viable project.

VII-B-26

Mano River Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2008
(Stated in U.S. dollars)
11.	Convertible Debentures

On September 27, 2007 the Company issued unsecured convertible debentures to raise £2.3M ($4.6M). The convertible debentures are repayable on August 1, 2010 and bear interest at 9% per annum. The principal amount is convertible by the holders into common shares of the Company (16,428,571) at a conversion price of £0.14 pence per share at any time prior to maturity. If prior to the maturity date, the daily volume weighted average trading price of the Company’s common shares on AIM, or such other stock exchange where the majority of the Company’s trading volume occurs, is greater than £0.182 pence per share (or equivalent), for any period of 21 consecutive trading days, the Company shall have the right at its sole option to provide notice to the holder and thereafter the debentures will be automatically converted to common shares.

As the debentures are convertible into common shares at the option of the holder, they have been accounted for in their component parts. The fair value of the conversion option was determined to be $2,637,802 based on using the Black-Scholes option pricing model with the following assumptions: no dividends were paid, a weighted average volatility of the Company’s share price of 172%, a weighted average annual risk free rate of 4.64% and an expected life of three years. The residual was allocated to the debt component and subsequently carried at amortised cost using the effective interest rate of 44.1% to accrete the liability to the value of the consideration received.

During the year ended December 31, 2008, the Company incurred interest expense relating to the convertible debentures of $983,242 including the accretion of the loan to its future value. Interest has been paid up to November 1, 2008 and therefore an accrual of $49,928 is included at the year end. Included in the income statement is $831,873 recognised as an unrealised foreign currency exchange rate gain in the year to December 31, 2008, ($168,130 loss in 2007).

Below is a summary of the debt element of the convertible debenture

	December 31,	December 31,
	2008	2007
	$	$

Opening balance	2,260,738	—
Subscription	—	2,092,608
Fair value accretion	619,773	—
Unrealised foreign currency exchange (gain)/loss	(831,873)	168,130

Closing balance	2,048,638	2,260,738

VII-B-27

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
12.	Share capital
(a)	Authorised

Unlimited number of common shares without par value.

(b)	Issued

	Shares	Amount
		$

Balance at January 31, 2005	213,405,818	21,461,793
Shares issued on private placement (net of costs)	40,000,000	7,180,800
Shares issued on exercise of warrants	12,500	894

Balance at January 31, 2006	253,418,318	28,643,487
Shares issued on private placement (net of share issue costs)	39,562,500	5,502,741
Shares issued on exercise of stock options	140,000	12,050

Balance at January 31, 2007	293,120,818	34,158,278
Shares issued on exercise of stock options	4,690,000	437,836

Balance at December 31, 2007	297,810,818	34,596,114

Shares issued on private placement (net of share issue costs) on May 29, 2008	20,000,000	3,367,010

Balance at December 31, 2008	317,810,818	37,963,124

During the year ended December 31, 2008:

(i)	On May 29, 2008 the Company completed a private placement of 20,000,000 common shares with a wholly owned subsidiary of Severstal, a leading Russian steel and natural resources company, at £0.10p ($0.20) each for gross proceeds of £2,000,000 ($4,000,000). Associated costs charged to shareholders equity amounted to $84,990. In addition, 20,000,000 warrants were granted at an exercise price of £0.14p, which are exercisable at any time over a period of 18 months from the completion of the private placement. Prior to the exercise of all the warrants, Severstal’s holding in Mano is 6.29% and would increase to 11.84% (assuming no further issuances of common shares prior to that time) and provide the Company with a further £2,800,000 in financing (equivalent to $5.1M) if the warrants were exercised. As required under Canadian generally accepted accounting principles the consideration received was allocated to share capital and the warrant reserve. Based on the share price at the date of issue of £0.0863 pence $3,367,010 was allocated to share capital, while the remaining $548,000 was allocated to a warrant reserve within shareholders’ equity.

VII-B-28

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
12.	Share capital (continued)
(b)	Issued (continued)

During the eleven month period ended December 31, 2007:

(i)	The Company issued 2,000,000 common shares on exercise of stock options at a price of Cdn$0.11 per share and 100,000 common shares at a price of Cdn$0.10 per share. Cash proceeds of $198,276 for exercise of these stock options were received by the Company on January 31, 2007 and recorded as subscriptions under shareholders’ equity.

(ii)	590,000 stock options were exercised at a price of CDN$0.10 per share and 15,000 options expired unexercised; and 2,000,000 stock options were exercised at a price of Cdn$0.11 per share and 1,000,000 options expired unexercised. Total option exercise proceeds were $239,560.

(c)	Issued shares in Stellar Diamonds

On March 31, 2008, 2,375,000 common shares of Stellar Diamonds Ltd. Mano’s majority owned subsidiary, were issued at £1 each for gross proceeds of £2,375,000 ($4,724,571). Associated costs charged to shareholders equity amounted to $34,326. All other professional fees incurred on the postponed AIM listing of Stellar Diamonds Ltd. during the period, have been charged to the consolidated statement of income/(loss). On December 19, 2008, 15,567,675 common shares of Stellar Diamonds Ltd, were issued at £0.20 pence each for gross proceeds of £3,113,535 ($4,802,208). In addition Stellar settled debt of £622,356 ($1,194,766) through the issue of 3,111,781 shares at the same price of 20 pence per share. In addition 18,679,456 warrants were granted by Stellar on December 19, 2008 at an exercise price of £0.25 pence, which are exercisable at any time over a period of 18 months.

VII-B-29

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
12.	Share capital (continued)
(d)	Stock options in Company

A summary of the status of the Company’s stock option plan as at December 31, 2008 and December 31, 2007 and changes during the periods then ended are as follows:

		Dec. 31,		Dec. 31,
		2008		2007

		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of	per share	Number of	per share
	options	Cdn$	options	Cdn$

Balance outstanding and exercisable, beginning of period	9,900,000	0.21	14,980,000	0.16

Activity during the period
Options granted	9,045,000	0.20	900,000	0.23
Options exercised	—	—	(4,000,000)	0.11
Options exercised	—	—	(690,000)	0.10
Options expired	(905,000)	0.10	(1,000,000)	0.11
Options expired	—	—	(225,000)	0.23
Options expired	—	—	(50,000)	0.24
Options expired	—	—	(15,000)	0.10

Balance outstanding and exercisable, end of period	18,040,000	0.21	9,900,000	0.21

The fair value of the stock option granted in the year was determined to be $985,591 based on using the Black-Scholes option pricing model with the following assumptions: no dividends were paid, a weighted average volatility of the Company’s share price of 73.9% (based on the weighted average volatility from both AIM and TSX listings), a weighted average annual risk free rate of 3.50% and an expected life of five years. The remainder of the stock option charge of $1,455,625 arises from stock options issued by Stellar (note 12(e)).

As at December 31, 2008 the following stock options were outstanding:

Number of	Exercise price
stock options	per share
Outstanding	Cdn$	Expiry date

2,720,000	0.240	March 23, 2009
2,620,000	0.215	July 25, 2010
2,755,000	0.230	July 31, 2011
600,000	0.230	March 16, 2012
300,000	0.230	May 20, 2012
9,045,000	0.200	January 17, 2013

18,040,000

VII-B-30

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
12.	Share capital (continued)
(e)	Stock options in subsidiaries

The following is a summary of the stock option plan for the Company’s majority held subsidiary Stellar Diamonds Ltd, as at December 31, 2008 and December 31, 2007 and changes during the periods then ended are as follows:

		Dec. 31,		Dec. 31,
		2008		2007

		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of	per share	Number of	per share
	options	GBP£	options	GBP£

Balance outstanding and exercisable, beginning of period	2,600,000	0.87	—	—
Activity during the period Options granted	400,000	1.00	2,600,000	0.87

Balance outstanding and exercisable, end of period	3,000,000	0.89	2,600,000	0.87

As at December 31, 2008 the following stock options were outstanding:

Number of	Exercise price
stock options	per share
Outstanding	GBP£	Expiry date

2,600,000	0.87	March 26, 2013
400,000	1.00	April 21, 2013

3,000,000

The options issued by Stellar have resulted in a charge to the Income Statement of $470,035 ($1,863,884 in 2007) based on using the Black-Scholes option pricing model with the following assumptions: no dividends were paid, a weighted average volatility of the Company’s share price of 76.0% (based on the weighted average volatility from peer company listings), a weighted average annual risk free rate of 2.370% and an expected life of five years.

(f)	Share purchase warrants

As at December 31, 2008, 20,000,000 warrants were outstanding at an exercise price of £0.14 pence with an expiry date of November 29, 2009. These warrants were granted to Severstal as part of the private placement completed on May 29, 2008.

VII-B-31

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
13.	Income taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31,	December 31,
	2008	2007
	$	$

Statutory tax rate	31.00%	34.12%

Expected income tax (recovery)/expense	(690,877)	629,031
Foreign income taxes at other then CDN statutory rate	2,321,838	953,012
Non-deductible stock based compensation	451,244	64,829
Non-deductible interest	304,805	—
Non-taxable gain on convertible debt	(257,881)	57,366
Non-taxable dilution gain on shares issued by subsidiary company	(2,218,969)	(2,117,380)
Non-taxable portion of gain on sale of assets	(1,203,249)	—
Benefit of previously unrecognized tax pools	1,293,089	413,142
Tax losses not recognized in the in the period the benefit arose	—	—

	—	—

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets are as follows:

	December 31,	December 31,
	2008	2007
	$	$

Operating loss carryforwards	1,920,000	1,597,571
Non-remitted taxable gain	(1,203,249)	—

Less: Valuation allowance	(716,751)	(1,597,571)
The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income. As management of the Corporation does not currently believe that it is more likely than not that the Corporation will receive the benefit of this asset, a valuation allowance equal to the future tax asset has been established at both December 31, 2008 and December 31, 2007.

At December 31, 2008, the Company had the following estimated loss carry forwards available for tax purposes:

	Amount
	$	Expiry

Canada	6,200,000	2009-2028

VII-B-32

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
These consolidated financial statements do not reflect the potential effect on future income taxes of the application of these losses.

14.	Related party transactions

The following table summarises the Company’s related party transactions for the period:

	December 31,	December 31,
	2008	2007
	$	$

Incurred management service fees with a company related by a director in common	150,000	95,000
Incurred management fees by directors	774,805	188,753
Incurred directors fees	297,356	119,789
Incurred professional fees and consultancy services by a director	83,818	—

	1,305,979	403,542

These transactions are in the normal course of operations. A portion of the management fees have been capitalised within the deferred exploration costs.

At the end of the year, the amounts due to related entities are as follows:

	December 31,	December 31,
	2008	2007
	$	$

Directors’ companies	—	154,414
Various directors	142,004	19,953

	142,004	174,367

These balances are payable on demand and have arisen from the provision of services rendered as set out above.

Amount due to/from related parties are settled through the course of the operating working capital cycle. Due to the short term nature of the amounts outstanding the fair value approximates to the carrying amount.

VII-B-33

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
15.	Non-controlling interest and dilutive gains

The non-controlling interest held in the Company’s subsidiaries are:

		Non
	Mano	Controlling	Carrying value	December 31,	December
	Ownership	Interest	of net equity	2008	31, 2007
	%	%	$	$	$
Stellar Diamonds Ltd.	59.6	40.4	22,361,888	9,011,297	6,801,312
African Iron Ore Group	—	—	—	—	346,005

				9,011,297	7,147,317

In 2007, the Company transferred its diamond properties which had a book value of $8,276,081 to Stellar in exchange for 19,239,541 shares in Stellar. The exchange was recorded at book value as it was a transaction between companies under common control. In 2007, Stellar completed two private placements in order to raise funds to finance the development of its diamond interests. In the first placement 1,211,890 shares were issued at an effective price of £0.87 pence per share. 918,484 of those shares were issued for cash consideration, raising proceeds of £800,000 ($1,571,438), while the remaining 293,406 shares were issued to the subscribers in consideration for forfeiture of certain benefits as a result of the diamond reorganisation. In the second placement 4,822,044 shares were issued at a price of £0.871 pence per share for proceeds of £4,200,000 ($8,611,361). In addition, Stellar issued 2,411,022 warrants with a two year term and an exercise price of £1.20 per share as well as 260,390 adviser’s options with a two year term and an exercise price of £0.871 pence per share. As a result of these shares issuances by Stellar, the Company recorded a dilution gain of $6,207,005 in the year ended December 31, 2007.

On March 31, 2008 Stellar issued 2,375,000 shares at a price of £1 per share for gross proceeds of £2,375,000 ($4,724,571). On December 19 2008, Stellar issued a further 15,567,675 shares at a price of £0.20 pence per share for gross proceeds of £3,113,535 ($4,802,208). Mano purchased 6,920,000 of these shares for £1,384,044 ($2,134,701). At the same time Stellar settled debt of £622,356 ($1,194,766) owing to Mano through the issue of 3,111,781 shares at a price of £0.20 pence per share. As a result of these share issues, the Company recorded a dilution gain of $1,231,793.

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a controlled entity is diluted as a result of shares issuances of the investee company. The Company does not receive any cash proceeds in these transactions.

	December 31,	December 31,
	2008	2007
	$	$

Dilutive gains on shares issued in Stellar Diamonds Ltd	1,231,793	6,207,005
Dilutive gains on shares issued in Severstal Liberia Iron Ore Ltd	5,926,171	—

	7,157,964	6,207,005

VII-B-34

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
16.	Provision for impairment

The Company reviews the carrying values of its mineral property interests whenever events or changes in circumstances indicate that the carrying value of the assets may exceed the estimated net recoverable amounts. An asset’s carrying value is written down when the carrying value is not recoverable and exceeds its fair value. Impairment reviews for deferred exploration and acquisition costs are carried out on a project by project basis, with each project representing a potential single cash generating unit. An impairment review is undertaken when indicators of impairment arise but typically when one of the following circumstances apply:
(i)	title to the asset is compromised;

(ii)	variations in metal prices that render the project uneconomic; and

(iii)	unexpected geological occurrences that render the resource uneconomic.
Where estimates of future cash flows are not available and where other factors suggest impairment, management assesses if the carrying value is recoverable and records an impairment if so indicated. The impairment review undertaken during the year identified certain projects that were considered uneconomic and were written off and those projects where there was a reasonable probability that the carrying value of the project exceeded its fair value. The total impairment charge recorded in the Income/(Loss) Statement during 2008 is $11,250,591. This relates to the following projects:

			Impairment in
			the Income	Revised
	Country	Carrying value	Statement	carrying value
		$	$	$

Acquisition Costs	Liberia	320,000	110,000	210,000
	Sierra Leone	1,695,000	508,500	1,186,500
	Guinea	6,873,592	1,940,000	4,933,592

	Total	8,888,592	2,558,500	6,330,092

Deferred Exploration Costs	Liberia	21,785,684	7,191,984	14,593,700
	Sierra Leone	10,454,776	467,416	9,987,360
	Guinea	4,344,039	2,038,684	2,305,355
	DRC	508,859	78,832	430,027

	Total	37,093,358	9,776,916	27,316,442

Recovery relating to sale of Stellar mineral property		(1,084,825)	(1,084,825)	—

		44,897,125	11,250,591	33,646,534

VII-B-35

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
16.	Provision for impairment (continued)

The total impairment charge recorded in the Income/(Loss) Statement is $11,250,591. This relates to the following projects:

				Deferred
			Acquisition	Exploration
	Project	Geographic	Costs	Expenditure
Project Name	Type	Segment	Impaired	Impaired	Total
			$	$	$

MCA	Diamond	Liberia	—	3,625,594	3,625,594
Lab	Diamond	Liberia	—	314,401	314,401
KPO	Diamond	Liberia	110,000	2,822,916	2,932,916
AAR	Diamond	Liberia	—	429,072	429,072
Pampana Gold	Gold	Sierra Leone	508,500	361,661	870,161
Zimmi — Gorahun	Diamond	Sierra Leone	—	105,756	105,756
Missamana/Gueliban	Gold	Guinea	1,940,000	1,992,184	3,932,184
Guinea Iron Ore	Iron Ore	Guinea	—	46,500	46,500
Socerdemi	Diamond	DRC	—	78,832	78,832
Recovery relating to sale of Stellar mineral property				(1,084,825)	(1,084,825)

			2,558,500	8,692,091	11,250,591

Some of the projects that remain and have not been impaired are early stage speculative mining projects, the carrying value of these is not supported by future estimated cash flows but management do not believe there to be any indication of impairment.

17.	Segmented information
(a)	Industry information

The Company operates in one reportable operating segment, being the acquisition and exploration and development of resource properties.

(b)	Geographic information

Revenues from operations in the year ended December 31, 2008 were derived from interest income of which $408 (December 31, 2007 — $3,951) was earned in Canada and $74,075 (December 31, 2007 — $144,090) was earned in the United Kingdom.

The Company’s non-current assets by geographic location are as follows:

VII-B-36

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)

	December 31,	December 31,
	2008	2007
	$	$

Liberia	22,909,175	21,012,147
Sierra Leone	11,179,235	8,875,829
Guinea	11,089,990	11,024,052
Democratic Republic of Congo	458,097	80,824
United Kingdom	745	—

	45,637,242	40,992,852

Additional geographic information is provided in note 9 and 16.
18.	Financial instruments and financial risk management

The Company’s financial assets and liabilities are cash, amounts receivable, accounts payable and accrued liabilities, due to related parties and convertible debenture. The fair values of these financial instruments are estimated to approximate their carrying values due to their immediate or short-term nature. Due to the nature of the Company’s operations, there is no significant credit or interest rate risk.

The carrying amounts for the financial instruments are as follows:

	December 31,	December 31,
	2008	2007
	$	$

Financial Assets:
Loans and receivables, measured at amortised cost
Cash	8,887,906	4,100,187
Amounts receivable	207,044	296,591

	9,094,950	4,396,778

Financial Liabilities:
Other liabilities, measured at amortised cost
Accounts payable and accrued liabilities	1,148,659	1,010,169
Due to related parties	149,660	174,367
Convertible debenture	2,048,638	2,260,738

	3,346,957	3,445,274

In the normal course of its operations, the Company is exposed to currency, interest rate, liquidity and credit risks.

Foreign currency risk

In the normal course of business, the Company enters into transactions denominated in foreign currencies (primarily Pound Sterling, Canadian Dollars and Euros). As a result, the Company is subject to exposure from fluctuations in foreign currency exchange rates. In general, the Company does not enter into derivatives to manage these currency risks. The Company attempts to reduce its exposure to currency risk by entering into contracts denominated in US Dollars whenever possible. The Company has taken no other action to reduce its exposure to foreign currency risk during 2008. In 2009, the Board decided to enter into currency forward contracts to hedge part of its exposure to the UK pound.

	December 31,	December 31,
	2008	2007
Carrying value of foreign currency balances	$	$

Cash and cash equivalents, include balance denominated in:
Pound Sterling (GBP)	1,236,356	3,715,232
Canadian Dollar (CAD)	15,233	5,821

Amounts receivable, include balance denominated in:
Pound Sterling (GBP)	194,498	27,730
Canadian Dollar (CAD)	5,871	9.480

VII-B-37

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)

	December 31,	December 31,
	2008	2007
Carrying value of foreign currency balances	$	$

Amounts payable and accrued liabilities, include balance denominated in:
Pound Sterling (GBP)	498,147	85,273
Canadian Dollar (CAD)	54,277	147,873
Euro (EUR)	15,752	—

Convertible debenture, include balance denominated in:
Pound Sterling (GBP)	2,048,638	2,260,738
18.	Financial instruments and financial risk management (continued)

Foreign currency risk (continued)

		Effect on net
	Closing	assets of USD
	Exchange	strengthening
	Rate	10%
		$

At December 31, 2008
Pound Sterling (GBP)	0.6910	111,593
Canadian Dollar (CAD)	1.2228	3,317
Euro (EUR)	0.7095	1,575

At December 31, 2007
Pound Sterling (GBP)	0.5009	(139,695)
Canadian Dollar (CAD)	0.9820	13,257
Euro (EUR)	0.6794	—
The sensitivities are based on financial assets and liabilities held at 31 December 2008 where balances were not denominated in the functional currency of the Company. The sensitivities do not take into account the Company’s income and expenses and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. The Company has in the past been able to actively source financing through public offerings, corporate dealings or issuing fixed rate convertible debentures. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. In the ordinary course of business, the Company is required to fund working capital and capital expenditure requirements. The Company generally enters into variable interest bearing borrowings. The Company typically holds financial assets with a maturity of less than 30 days to ensure adequate liquidity and flexibility. The maturity of the debt instruments has been set out in note 11.

Due to the short maturity of the financial assets and the fixed rate of interest on the convertible debenture, if interest rates were to double, it would have an insignificant impact on the Company’s financial performance.

VII-B-38

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
18.	Financial instruments and financial risk management (continued)

Interest rate and liquidity risk (continued)

The Company ensures that its liquidity risk is mitigated by placing financial assets on short term maturity, thus all financial liabilities are met as they become due:

	Within	30 days -	6 months -	1 year -
	30 days	6 months	1 year	5 years
	$	$	$	$

Cash and cash equivalents	8,877,906	—	—	—
Accounts receivable	207,044	—	—	—
Accounts payable and accrued liabilities	(1,148,659)	—	—	—
Due to related parties	(149,660)	—	—	—
Due to joint venture partners	(106,603)	—	(717,640)	—
Convertible debenture	—	(149,783)	(149,783)	(3,553,183)

Net Liquidity	7,680,028	(149,783)	(867,423)	(3,553,183)

As disclosed in note 5 the Company anticipates the completion of the SPSA with Severstal in December 2010, which would result in $4.2M cash received.

Credit risk

The Company’s credit risk exposure is solely in connection with the cash and cash equivalents held with financial institutions. The Company manages its risk by holding surplus funds in high credit worthy financial institution and maintains minimum balances with financial institutions in remote locations.

	December 31,	December 31,
	2008	2007
	$	$

Financial institution with S&P AA — rating or higher	8,743,602	3,729,700
Financial institutions un-rated or unknown rating	134,304	370,487

	8,877,906	4,100,187

19.	Capital risk management

The Company’s objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to ensure sufficient resources are available to meet day to day operating requirements.

The Company’s Board of Directors takes full responsibility for managing the Company’s capital and does so through board meetings, review of financial information, and regular communication with Officers and senior management.

VII-B-39

Mano River Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008
(Stated in U.S. dollars)
In order to maximise ongoing development efforts, the company does not pay out dividends. The Company’s investment policy is to invest its cash in deposits with high credit worthy financial institutions with short term maturity.

The Company expects its current capital resources will be sufficient to carry out its plans and operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there has been no change in the overall capital risk management as at 31 December 2008.

20.	Subsequent Events

On January 19, 2009, the Company granted incentive stock options to certain directors, employees and consultants to purchase up to an aggregate of 5,200,000 common shares in the Company exercisable for a period of five years at a price of Cdn$0.035 per share.

On April 15, 2009, the Company announced a proposed business combination with African Aura Resources Ltd. Mano will offer 1.57 Mano shares for every one African Aura share in order to acquire the entire issued share capital of African Aura. The obligation of Mano and African Aura to enter into the broader agreement is subject to certain conditions being met, including the approval of the TSX-V and satisfactory completion of due diligence.

VII-B-40

EXHIBIT VIII
MANAGEMENT’S DISCUSSION AND ANALYSIS OF MANO

VIII-1

EXHIBIT VIII-A
MANAGEMENT’S DISCUSSION AND ANALYSIS OF MANO
FOR THE THREE MONTHS ENDED MARCH 31, 2009

VIII-A-1

MANO RIVER RESOURCES INC
Management’s Discussion and Analysis
For the quarter ended March 31, 2009

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
The following discussion is management’s assessment and analysis of the results and financial condition of Mano River Resources Inc. (the “Company” or “Mano”) based upon Canadian Generally Accepted Accounting Principles (“GAAP”) and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes for the three month period ended March 31, 2009. This management discussion and analysis has been prepared based on information available to Mano as at May 22, 2009. Unless otherwise indicated all amounts are in US dollars.
Additional information relating to the Company is available on SEDAR at www.sedar.com or on the Company’s website at www.manoriver.com.
1. OVERVIEW
(a) DESCRIPTION OF BUSINESS
Mano is an exploration and development company with a prospective portfolio of gold and diamond projects and an investment in the Putu iron ore project in West Africa. Its fundamental strategy is to unlock the value of its exploration assets and increase shareholder value, by fast tracking these assets towards production. Through its subsidiaries, Mano holds interests in mineral properties in Liberia, Sierra Leone, Guinea and the Democratic Republic of Congo (DRC). Mano is listed on the TSX Venture Exchange (TSX-V) and the AIM Market of the London Stock Exchange.
(b) COMPANY HISTORY
Mano was formed in 1998 by a reverse takeover involving the sale of the interests of Mano River Resources Ltd into Zicor Mining Inc. and a subsequent change of name to Mano River Resources Inc.
Mano River Resources Ltd, a BVI registered company, was founded in 1996 by Guy Pas. Mano and its subsidiaries, at the time of the reverse takeover, had spent over $2.4M in establishing the in-country presence, acquiring, evaluating and exploring the properties.
Mano River Resources Ltd itself acquired upon its establishment in July 1996 the pre-existing assets of Golden Limbo Rock Resources Ltd in Guinea, of Golden Leo Resources Ltd in Sierra Leone, and exploration permits and extensive research in Liberia, for a total value of $5M paid in shares.
Golden Limbo Rock Resources Ltd had been actively exploring in Guinea since late 1994, and Golden Leo Resources Ltd researched Sierra Leone’s potential in the course of 1995, subsequently applying for licences immediately following the election of 1996.
Licences were also obtained in Liberia where, in 1995, a Liberian geologist started assessing the geology.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(c) ON-GOING PROJECTS
Detailed below is a summary of the main on-going projects and their status:

Joint
				Future	Venture	Financial
Country	Project	Commodity	Current Status	Plans	Partner	Statements
Liberia	Putu	Iron ore	Drilling in 2009	MDA(4) — 2009	Severstal 55.67% control	Associate(5)
Liberia	NLGM	Gold	Drilling in 2009	Feasibility study 2010	No partner	Subsidiary
Liberia	Weaju	Gold	Drilling in 2009	Further exploration	No partner	Subsidiary
Sierra Leone	Sonfon	Gold	Care & Maintenance(2)	GSR reviewing options	GSR near to earning 51%	Subsidiary
Sierra Leone	Kono	Diamonds	Care & Maintenance(3)	Full production	Petra 51%	Mano 59.6% interest(1)
Guinea	Mandala	Diamonds	Full production	Full production	No partner	Mano 59.6% interest(1)
Sierra Leonne	Tongo	Diamonds	Care & Maintenance	Further exploration	No partner	Mano 59.6% interest(1)
Guinea	Bouro	Diamonds	Care & Maintenance	Further exploration	No partner	Mano 59.6% interest(1)

(1)	Held through Stellar Diamonds Ltd (Stellar) which is accounted for as a subsidiary.

(2)	Golden Star Resources have advised us that they intend to drill in the second half of 2009.

(3)	Temporarily on care and maintenance due to depressed diamond prices. See press release of May 21, 2009.

(4)	Mineral Development Agreement.

(5)	Mano holds a 44.33% interest in Severstal Liberia Iron Ore Ltd.
2. EXPLORATION PROJECTS
(a) IRON ORE
The Company is targeting a potential iron ore resource of more than 900M tonnes, which is in line with an independent technical report prepared by SRK Consulting (UK) Ltd in September 2007, at its 44.33% owned Putu Iron Ore Project (“Putu” — not NI 43-101 compliant) in southeastern Liberia. Putu is located in the centre of a 425 square kilometre exploration licence in Grand Gedeh County of eastern Liberia. The Putu project consists of two prominent ridges, namely Mt. Jideh and Mt. Ghi. Mt Jideh is the priority target and has a strike length of approximately 13km based on mapping, surface sampling and airborne magnetic data. In October 2008 the Government of Liberia granted the Company a two year extension to the Putu exploration licence, extending it to September 30, 2010.
The Company signed certain financing and development agreements with OAO SeverStal Resources (Severstal) on the 22 May 2008 and subsequently completed the transaction on 10 December 2008. On completion Severstal agreed to pay Mano a total consideration of $12.5M for a 25% share in African Iron Ore Group (renamed Severstal Liberia Iron Ore Ltd — SLIO) effectively valuing the project at $50M. Severstal paid Mano $8.3M in December 2008, with the balance of $4.2M deferred until December 2010. Upon payment of the balance owing, Mano’s interest in the project holding company SLIO, will reduce to 38.5%. Severstal is committed to invest a further $30M in order to advance the project towards a definitive feasibility study.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
A 3,960m core drilling programme for geological characterisation was completed at Putu in December 2008. Assays from nine out of eleven holes completed included best itabirite intersections in haematite mineralisation of 63m at an average grade of 63.5% iron and in magnetite mineralisation of 367m at an average grade of 39% iron. The drill results displayed excellent grade characteristics and indicate that the Putu project has significant iron ore potential.
SLIO is currently undertaking regional development and social programmes with the following initiatives already being implemented for the local community:
•	Rehabilitation / replacement of drinking water pumps in 6 local villages

•	Reconstruction of 18km of road linking local administrative centres

•	Preparation for construction of a health post in the village where the exploration camp is located
The key priority is to substantially advance the resource drilling programme and metallurgical testing at Putu. In May 2009 geological consultants were engaged to advise on the design of the next exploration programme. The process to receive a 25 year Mineral Development Agreement (MDA), a more advanced form of mineral tenure, started in quarter one 2009 with the Liberian authorities. The planned airborne magnetic survey and drilling programme have been placed on hold until the MDA is awarded. During quarter one, 2009 geological sampling and mapping commenced together with stage one of the construction of the camp. The Putu project now has the financial and technical resources to take the project forward to feasibility conditional on obtaining the MDA.
Despite the current depressed commodity prices the outlook for iron ore is gradually improving. Management of the Company look forward to a very different market environment by late 2012, by which time Putu should be looking for development funding in advance of production targeted for 2015.
Mano’s effective 44.33% interest in SLIO is recorded in the financial statements as an investment in associates whereas prior to the completion of the Severstal transaction on December 10, 2008 it was treated as an 80% owned subsidiary of the Company.
(b) GOLD
NLGM, Liberia
The key asset in the Gold division is the 100% owned New Liberty Gold Mine (NLGM) property, a feasibility stage project situated some 90km north of the capital city Monrovia in Liberia, where Mano has a NI43-101 compliant gold resource estimate of 1.38M contained ounces (13.533M tonnes of measured and indicated resources grading 3.18 g/t gold). The most recent drilling programme which was completed in quarter two, 2008 brings the total number of holes drilled at NLGM to 130, totaling 15,313m. The results received from the 2008 drilling programme confirm that there is potential to expand the current resource estimate through delineation of further resources at depth.
In September 2008 Mano received feedback from AMC Consultants (UK) Ltd (“AMC”), who undertook a conceptual mining study on the potential of NLGM for an underground mining operation. The consultants concluded that although there appeared to be potential for underground exploitation, additional infill drilling work is required to depths of up to 300 metres to re-evaluate the underground resource potential.
Mano plans to accelerate the development of NLGM in the second half of 2009. With this in mind Mano is reviewing candidates for the role of project manager responsible for overseeing this important development. Following on from the AMC report, more drilling is scheduled for later this year and a revised feasibility study for an underground mine, aiming for annual production greater than 100,000 oz, is expected to be completed by the end of 2010.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
Weaju, Liberia
The other main gold asset in Liberia is Weaju which is situated 30km to the east north east of NLGM and is part of the Bea Mountains Mineral Development Agreement (MDA). Mineralisation is concentrated in shear zones, along a contact zone between granite and schist-belt lithologies, into which quartz-tourmaline veins and pegmatites have been intruded. A soil geochemical grid and geological mapping demonstrated a strike length of 1.5 km in an east north-east trend for the mineralisation, open to the east and west. Artisanal workings have confirmed the continuity of mineralisation and previous drilling intersections have included 19.63 g/t gold over 6m from a depth of 18m and 27.72 g/t gold over 6m from a depth of 47m. A resource definition drilling programme will commence in the second half of 2009.
Sonfon, Sierra Leone
The Sonfon project is under joint venture with Golden Star Resources (GSR) and Minerva Resources PLC (formerly Golden Prospect). Sonfon is considered to be Mano’s most significant and highest potential gold prospect in Sierra Leone. GSR Mano’s joint venture partner on the Sonfon Project has advised the Company that they are nearing the completion of stage three of the agreement by which they will vest a 51% joint venture interest. GSR has submitted its cumulative expenditure on the project and Mano is currently reviewing this data. Under the joint venture agreement, GSR must within 120 days of completing stage three elect to proceed to a feasibility study. Mano then has the right to elect to contribute pro-rata to the feasibility study to retain a 49% interest. If Mano decides not to elect to contribute (its share will dilute to 35%), GSR may sole fund the feasibility study to earn a further 14% interest, thereby taking its joint venture interest to 65%.
Upon completion of a positive feasibility study on Sonfon, GSR may elect to proceed to mine development. Mano has the right to contribute pro rata to any mine development to retain its interest or dilute to either a 15% or 29% free carried interest depending on its earlier elections to co-fund the feasibility study and mine construction. Mano will also retain a 2% net smelter royalty on production in excess of the first 1M ounces of gold from each project.
Under a separate agreement dated May 2002, the Sonfon licence was joint ventured by the Company and its partner Minerva Resources PLC on a 50:50 joint venture basis. Minerva retains a 50% interest in Mano’s share of the project. As a result when GSR vests its 51% interest, Mano and Minerva will each hold a 24.5% interest.
GSR is the operator of the joint venture and completed a diamond and Rotary Air Blast (RAB) drilling programme in the second half of 2008 which intersected zones of sulfides with good gold grades. The project is currently on care and maintenance while GSR and Mano review the project. From discussions with GSR management it would appear that further exploration work, including drilling, is required before a decision can be made to undertake a feasibility study. A decision will be made by the parties on the future of the project during the second half of 2009.
(c) DIAMONDS
In 2007, the Company transferred its diamonds properties which had a book value of $8,276,081 to its subsidiary Stellar in exchange for 19,239,541 shares of Stellar. The exchange was recorded at book value as it was a transaction between companies under common control. In 2007, Stellar completed two private placements in order to raise funds to finance the development of its diamond interests. In the first placement 1,211,890 shares were issued at an effective price of £0.87 pence per share. 918,484 of those shares were issued for cash consideration, raising proceeds of £800,000 (US$1,571,438), while the remaining 293,406 shares were issued to the subscribers in consideration for forfeiture of certain rights as a result of the diamond reorganisation. In the second placement 4,822,044 shares were issued at a price of £0.871 pence per share for proceeds of £4,200,000 (US$8,611,361). In addition, Stellar issued 2,411,022 warrants in 2007 with a two year term and an exercise price of £1.20 per share as well as 260,390 adviser’s options with a two year term

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
and an exercise price of £0.871 pence per share. As a result of these share issues by Stellar, the Company recorded a dilution gain of $6,207,005 in the year ended December 31, 2007.
On March 31, 2008 Stellar issued 2,375,000 shares at a price of £1 per share for gross proceeds of £2,375,000 ($4,724,571). On December 19, 2008, Stellar issued a further 15,567,675 shares at a price of £0.20 pence per share for gross proceeds of $4,802,208 (£3,113,535). Mano purchased 6,920,000 of these shares for £1,384,044 ($2,134,701). At the same time Stellar settled debt of £622,356 ($1,194,766) owing to Mano through the issue of 3,111,781 shares at a price of £0.20 pence per share. As a result of these share issues, the Company recorded a dilution gain of $1,231,793 in 2008.
The intention of Mano was to list Stellar on AIM but due to the recent dramatic changes in the financial markets this has been postponed. During 2008 Mano’s interest in Stellar reduced from 68.51% to 59.6%, as a result of a number of private equity financings identified above. In the quarter ended March 31, 2009 Stellar did not raise any further finance and did not issue any further shares. Due to the depressed state of the diamond market, the Kono project in Sierra Leone has been placed on care and maintenance. The immediate priority is to fast track production at the Mandala alluvial diamond project in Guinea.
Kono Project, Sierra Leone
On September 10, 2004, the Company and Petra Diamonds (“Petra”) entered into a joint venture for the production of diamonds from the underground mining of diamond-bearing kimberlite dykes defined within Mano’s three contiguous licence areas (Yengema, Njaiama and Nimini South) in the Kono diamond district in east Sierra Leone. This is in the heart of the renowned Kono diamond fields that has yielded some spectacular diamonds, including the third largest gem diamond ever found, the 972-carat Star of Sierra Leone. Under the terms of the agreement Petra has earned a 51% interest in Mano’s 100% owned subsidiary, Basama Diamonds Ltd., by spending $3M over three years.
During 2008 underground trial mining and bulk sampling continued on the Pol-K and Bardu kimberlite fissures. Underground trial mining has produced a total of 4,400-carats of diamonds to date, with the three largest rough stones recovered being 11.95, 11.45 and 10.55 carats in weight and being of gem quality. In September 2008 it was decided to sell a small parcel of Pol-K and Bardu diamonds in order to test the market conditions. Some 811-carats of Pol-K diamonds were sold for an average of $152 per carat, whereas a parcel of 253 carats from Bardu realised an average value of $54 per carat. At the time, neither of these parcels were considered to be representative of what could be the future run of mine product. This was primarily due to the volumes being processed not allowing for the proper distribution of diamond sizes. In April 2009, 2697 carats from Kono were sold to further test market conditions. The sale realised $125,000 at an average of $46.35 per carat, significantly below the price achieved in September 2008 and reflecting the difficult market conditions faced by Stellar.
At the Pol-K shaft trial stope mining stopped between 30m to 65m depth, being designated Level 1. The kimberlite is on average 60cm in width with an in-situ grade of approximately 65 carats per hundred tonnes (“cpht”). When placed on care and maintenance the shaft at Pol-K was at 84m depth. The second stopes were planned to be opened up at a depth of 95m.
At Bardu the development drive at 45m depth continued in the south west direction. At a distance of 100m from the shaft the fissure opened up to a width of 3m. This swell was followed for a further 15m where it narrowed to a width of 1.6m. Processing of 103 tonnes of this swell kimberlite yielded 144 carats for a grade of 140 carats per hundred tonnes. The diamond quality from this new kimberlite swell is better than the previous samples from Bardu, with less coated and more gem quality, including 16 diamonds over 1 carat, the largest being 2.9 carats in size. Based on the diamond result, mineralogy and physical appearance it is clear that a different, higher grade and better quality kimberlite has been intersected in this development drive.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
In January 2009, Stellar reached agreement with Petra Diamonds to assume management control of the Kono project for the duration of 2009. Stellar will sole fund the project and in December 2009 Petra will have the right to either reimburse Stellar 51% of the expenditure, or dilute its equity interest in the project.
Stellar takes a long term view on Kono and follows the strategy of developing the project to be Sierra Leone’s first underground diamond mine. However, due to weak diamond prices in the rough diamond market, management have recently made the decision to suspend operations and place the project under temporary care and maintenance until rough diamond prices recover.
Mandala Project, Guinea
The Mandala alluvial diamond project is 85% owned by Stellar and comprises two alluvial mining concessions in the south east of Guinea. Local partners have a 15% net profit interest in the project, only once past capital and operating costs are recouped.
The Mandala project has an independently verified indicated diamond resource of 535,000 carats (NI 43-101 compliant). The in-situ grade of the gravel resource is considered high at 38cpht and before the recent downturn in the diamond market the diamond value was expected to be in excess of $65 per carat. However, even at half this diamond value Stellar expects the project to be cash positive due to forecast low operating costs.
Commissioning and initial production material has come from numerous areas within the mining concession as Stellar embarked on a large-scale bulk sampling programme in order to test the resource and the plant’s capability to handle the material. This has led to the recovery of some 7,670 carats at an average grade of 0.88 carats per cubic metre (approximately 44 carats per hundred tonnes). The largest diamonds produced to date weigh 31.33ct, 12.94ct, 10.93ct, though these are not of good quality. However, some excellent quality gemstones of 4.66ct, 3.98ct, 3.73ct and 3.33ct have been recovered.
This project is expected to be important for Stellar to self-finance itself in the second half of 2009. The new 100 tonne per hour DMS processing plant at Mandala has been constructed and commissioned during April 2009. Mandala is forecast to produce on average 10,000 carats of diamonds per month for the period May to December 2009. Although this is a challenging target results to date are encouraging. The expected average price for 2009 is $40 per carat.
Other Diamond Projects
Stellar’s Board has deemed it prudent to fully impair and write down its deferred exploration expenditure in Liberia, at the 100% owned MCA project and at the Kpo project where it has a 50:50 joint venture with Trans Hex Group. In February 2009 the Kpo project was reviewed in detail and the partners agreed to terminate the joint venture and relinquish the ground. This will not affect Mano’s gold and iron ore development plans in Liberia. Other exploration projects including Tongo and Bouro in Guinea have been placed on care and maintenance until Stellar is generating cash revenues and is self-financed.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
3. SUMMARY OF PERFORMANCE
(a) SUMMARY OF SELECTED ANNUAL FINANCIAL INFORMATION
The following table provides a summary of the annual audited consolidated financial information for the three most recently completed financial years as derived from the audited consolidated financial statements and is prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

		11 months
	Year ended	ended	Year ended
	December 31	December 31	January 31
	2008	2007	2007
US Dollars		RESTATED
Interest income	74,484	148,041	53,181
Administrative and office expenses	1,044,292	63,236	8,747
Project Impairment	11,250,591	—	—
Professional fees	1,938,650	958,629	408,080
Dilution gain	7,157,964	6,207,005	—
Stock option compensation expense	1,455,625	2,053,887	513,361
Gain on disposal of assets	7,762,899	—	—
Net income/(loss)	1,841,014	2,740,695	(959,609)
Basic and diluted income/(loss) per share	0.006	0.009	(0.004)
Working capital	6,939,955	2,868,877	428,368
Total assets	54,749,687	45,501,911	28,866,715
Exploration expenditure in the year	10,402,580	6,526,656	8,443,801
Deferred exploration costs	27,316,442	29,918,050	23,391,394
Long term liabilities — convertible debentures	2,048,638	2,260,738	—

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(b) SUMMARY OF SELECTED QUARTERLY FINANCIAL INFORMATION
The following is the selected financial information of the Company for the last eight quarters: (unaudited)

	March 31	December 31	September 30	June 30
US Dollars	2009	2008	2008	2008
Interest income	1,514	2,168	21,415	32,676
Dilution gain	—	5,327,344	—	442,840
Net income/(loss)	(611,080)	8,944,998	(5,362,222)	(996,109)
Basic and diluted income/(loss) per share	(0.002)	0.028	(0.017)	(0.003)
Total assets	53,661,289	54,749,687	47,082,223	51,393,067

		December 31
	March 31	RESTATED	October 31	July 31
US Dollars	2008	2007	2007	2007
Interest income	18,225	79,784	55,272	5,213
Dilution gain	1,387,780	6,207,005	—	—
Net income/(loss)	(745,653)	3,980,931	(466,135)	(496,668)
Basic income/(loss) per share	(0.002)	0.013	(0.002)	(0.002)
Diluted income/(loss) per share	(0.002)	0.012	(0.002)	(0.002)
Total assets	48,617,142	45,501,911	46,105,356	46,672,577
Mano’s performance is not affected by seasonal trends. The Company is currently not a producer and therefore does not generate a positive cash flow from operating activities. As an explorer it has historically incurred losses, however, in the quarters ended December 31, 2007 and December 31, 2008 it recorded income of $3,980,931 and $8,944,998 respectively. The income in these two quarters arose as a result of one-off transactions. In the quarter ending December 31, 2007 the main reason for the income was the dilution gain recorded on consolidation of Stellar of $6,207,005. In the quarter ending December 31, 2008 there were several one-off transactions which affected the income. These are outlined in detail in section c (i) below but in summary the main one-off transactions were: the dilution gains on Stellar and SLIO; the gain on the sale of shares in SLIO; and the higher impairment charge.
(c) RESULTS OF OPERATIONS
(i) INCOME STATEMENT
Review of three months ended March 31, 2009 (unaudited) compared to the three month period ended March 31, 2008 (unaudited).
The net loss for quarter one, 2009 of $611,080 is $134,573 below last year’s loss. The main reasons for the favourable variance are detailed below:
(1)	Directors fees at $68,556 are $84,471 below last year. Quarter one last year included fees that had not been accrued in period four 2008;

(2)	Management fees at $105,789 are $52,540 below last year due mainly to the reduction in salary of the Executive Chairman when he became a Non-Executive Chairman, effective October 1, 2008;

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(3)	Professional fees at $55,853 are $504,074 below last year. The figure for quarter one, 2008 included $225,000 related to the planned listing of Stellar on London’s Alternative Investment Market;

(4)	Stock based compensation at $59,400 is $1,255,355 below last year. Last year there were significantly more options awarded and the value of the Company’s shares last year was also significantly higher; and

(5)	Depreciation at $11,089 is $140,657 below last year. The charge last year incorrectly assumed the plant and equipment in Guinea was “operational” where in fact it was “still under construction”, and therefore should not have been depreciated.

(6)	A gain on investment in associates of $86,200 was recorded in the period.
The above savings were to a large degree off-set by unfavourable variances on the following:
(7)	Unrealised exchange gain on the convertible debentures of $39,559 is $270,251 lower than last year;

(8)	There was no dilution gain on shares issued by Stellar in the period ending March 31, 2009. In the corresponding period last year there was a gain of $1,387,780.

(9)	Interest on convertible debentures at $249,130 is $154,911 higher than last year. The figure in the 2008 March quarter of $94,219 did not include any adjustment for the accretion of the loan to its future value.
(ii) BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
Current assets amounted to $6,104,209 at March 31, 2009, $3,008,236 lower than last year. The reduction in current assets, and particularly cash and cash equivalents is mainly due to the deferred exploration expenditure incurred by the Company during quarter one 2009.
Investments of $8,179,975 increased by $86,200 over 2008, reflecting the Company’s interest in the equity of SLIO. Equity increased in quarter one 2009 in the books of SLIO due to interest income earned on the loan SLIO made to a 100% owned subsidiary of Severstal, in December 2008.
Property, plant and equipment at $4,016,934 increased by $120,001 over December 31, 2008. This expenditure relates to the Mandala plant ($50,271) and vehicles and office equipment ($80,819).
There was no change in the value of resource properties detailed in section (vi). Deferred exploration expenditure of $29,030,079 at the end of March 2009, is $1,713,637 above the December 2008 figure. The majority of expenditure was incurred on Mandala ($616,346) and Kono ($717,980). Project costs written off in quarter one 2009 amounted to $21,916.
Total assets of $53,661,289 at March 31, 2009 reduced by $1,088,398 when compared with the December 31, 2008 figure.
At March 31, 2009 there were no commitments for capital expenditure.
Current liabilities of $1,604,754 at March 31, 2009 is $567,736 below the December 2008 level reflecting a reduction in accounts payable and accrued liabilities. The amount owing to joint venture partners at March 31, 2009 is $824,243 and remains unchanged versus the figure at the end of 2008. This balance includes $717,640 owing to Petra Diamonds which is due for repayment in December 2009 as agreed between the parties.
Working capital of $4,499,455 at the end of March 2009 is $2,440,500 lower than the December 2008 level and reflects the reduction in the cash holding at the end of March 2009 as a result of expenditure on exploration and corporate overheads.
At March 31, 2009 the Company has determined the amortised cost of the debt component of the convertible debentures to be $2,185,473 representing the present value of the loan liability.
The non-controlling interest in Stellar of $8,905,480 represents an equity interest of 40.4%, based on a carrying value of net equity of $22,099,299.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
Shareholders’ equity of $40,965,582 at March 31, 2009 reduced by $551,680 over the December 2008 level. Share capital remains unchanged. The only movements in equity were in the deficit for the period which increased by $611,080 and the increase in the contributed surplus arising from the award of share options in quarter one 2009.
Cash outflow from operating activities during the first three months of 2009 is $836,334 (2008: $974,857) after adjusting for non-cash activities. Cash outflow on investing activities amounted to $1,842,015 in the March 2009 quarter and included deferred exploration expenditure of $1,709,411. The comparative figure spent on investing activities during the three month period to March 31, 2008 was $1,480,641.
Cash out-flow from financing activities in the March 2009 quarter amounted to $176,291 compared to $3,540,277 for the corresponding period last year. In the March 2008 quarter net proceeds of $3,665,998 were raised by Stellar.
The net cash outflow during quarter one 2009 is $2,854,640 versus a net cash inflow in the March quarter 2008 of $1,088,753.
(d) OTHER INFORMATION
(i) Outstanding share data
The Company is authorised to issue an unlimited number of common shares without par value. As at May 22, 2009 there were 317,810,818 common shares outstanding.
Outstanding share options in the Company at March 31, 2009 are outlined below. This includes 5,200,000 share options awarded in January 2009. The fair value of the stock options granted in the year was determined to be $59,400 using the Black-Scholes option pricing model with the following assumptions: no dividends, a weighted average volatility of the Company’s share price of 74% (based on the weighted average volatility from both AIM and TSX listings), a weighted average annual risk free rate of 3.5% and an expected life of five years. Options totalling 2,720,000 with an expiry date of March 23, 2009 lapsed in the period.

	Exercise
	price per
Number of stock	share
options outstanding	Cdn.$	Expiry date
2,620,000	0.22	July 25, 2010
2,755,000	0.23	July 31, 2011
600,000	0.23	March 16, 2012
300,000	0.23	May 20, 2012
9,045,000	0.20	January 17, 2013
5,200,000	0.10	January 19, 2014

20,520,000

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
Outstanding share options in Stellar at March 31, 2009 are outlined below:

	Exercise price
Number of	Per share
Common Shares	GBP£	Expiry date
2,600,000	0.87	March 26, 2013
400,000	1.00	April 21, 2013

3,000,000

As at December 31, 2008, 20,000,000 share purchase warrants were outstanding in the the Company at an exercise price of £0.14 pence per share with an expiry date of November 29, 2009. These warrants were issued to Severstal as part of the private placement completed on May 29, 2008. In addition 18,679,456 warrants were granted by Stellar on December 19, 2008 at an exercise price of £0.25 pence, which are outstanding and exercisable at any time over a period of 18 months.
(ii) Convertible debentures
On September 27, 2007 the Company issued unsecured convertible debentures to raise £2.3M. The convertible debentures are repayable on August 1, 2010 and bear interest at 9% per annum. The principal amount is convertible by the holders into common shares of the Company (16,428,571 shares) at a conversion price of £0.14 pence per share at any time prior to maturity. If prior to the maturity date, the daily volume weighted average trading price of the Company’s common shares on AIM, or such other stock exchange where the majority of the Company’s trading volume occurs, is greater than £0.182 pence per share (or equivalent), for any period of 21 consecutive trading days, the Company shall have the right at its sole option to provide notice to the holder and thereafter the debentures will automatically be converted to common shares.
As the debentures are convertible into common shares at the option of the holder, they have been accounted for in their component parts. The fair value of the conversion option was based on using the Black-Scholes pricing model with the following assumptions: no dividends will be paid, a weighted average volatility of the Company’s share price of 172%, a weighted average annual risk free rate of 4.64% and an expected life of three years. The residual was allocated to the debt component and subsequently carried at amortised cost using the effective interest rate of 44.1% to accrete the liability to the value of the consideration received.
During the period ended March 31, 2009 the Company incurred interest expense relating to the convertible debentures of $249,130 including the accretion of the loan to its future value. Interest has been paid up to February 1, 2009 and therefore an accrual of $49,040 is included at the end of quarter one 2009 representing two months accrued interest. Included in the income statement is $39,559 recognised as an unrealised foreign currency exchange rate gain in the period to March 31, 2009 (2008:$309,810 loss in quarter one 2008).
(iii) Off balance sheet arrangements
The Company does not have any off-balance sheet arrangements and does not contemplate having any in the foreseeable future.
(iv) Related party transactions
During the three months ended March 31, 2009 the Company incurred related party transactions of $190,757 for management fees and directors fees. There were no charges for consultancy or other professional services. The following table summarises the Company’s related party transactions for the period:

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
The following table summarises the Company’s related party transactions:

	March 31,	December 31,
	2009	2008
	$	$

Incurred management service fees with a company related by a director in common	—	150,000
Incurred management fees by directors	122,201	774,805
Incurred directors fees	68,556	297,356
Incurred professional fees and consultancy services by a director	—	83,818

	190,757	1,305,979

As at March 31, 2009 the amount due to related parties totaled $46,953 and relates mainly to Stellar non-executive fees not yet paid. These balances have no fixed terms of repayment and have arisen from the provision of services. These balances are incurred in the normal course of business and are repayable on demand.
At the end of March 2009, the amounts due to related entities are as follows:

	March 31,	December 31,
	2009	2008
	$	$

Directors’ companies	—	—
Various directors	46,953	149,660

	46,953	149,660

(v) Property and Equipment

	Machinery &	Assets Under
	Equipment	Construction	Total
	$	$	$

Cost
At January 1, 2009	501,149	3,793,388	4,294,537
Additions	80,819	50,271	131,090

At March 31, 2009	581,968	3,843,659	4,425,627

Depreciation
At January 1, 2009	397,604	—	397,604
Charge for the year	11,089	—	11,089

At March 31, 2009	408,693	—	408,693

Carrying amount
At December 31, 2008	103,545	3,793,388	3,896,933

At March 31, 2009	173,275	3,843,659	4,016,934

Assets under construction refers to the plant and related equipment at the Mandala diamond operation in Guinea.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(vi) Acquisition and deferred exploration costs

	Mar. 31,	Dec. 31,
	2009	2008
	$	$

Acquisition costs:
Liberia, West Africa:
Bea	210,000	210,000
Sierra Leone, West Africa:
Sonfon and Nimini	1,186,500	1,186,500
Mandala	4,933,592	4,933,592

	6,330,092	6,330,092

Deferred exploration costs:
Liberia, West Africa:
Bea — KGL	14,031,786	13,817,084
Weaju	744,335	742,268
Gondoja	34,348	34,348

	14,810,469	14,593,700

Sierra Leone, West Africa:
Kono	8,697,850	7,979,870
Sonfon	1,210,980	1,190,080
Nimini	134,574	134,574
Tongo/Gola	733,542	682,836

	10,776,946	9,987,360

Guinea, West Africa
Bouro	280,594	191,114
Druzhba	149,170	149,170
Mandala	2,581,417	1,965,071

	3,011,181	2,305,355

Democratic Republic of Congo
REMEC	431,483	430,027

Closing balance	29,030,079	27,316,442

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(vi) Acquisition and deferred exploration costs (continued)

	Three	Three
	months	months
	ended	ended
	March 31,	March 31,
	2009	2008
	$	$

Deferred exploration expenditures
Assays incl. shipment	7,525	32,292
Communications incl. equipment	10,407	32,543
Community relations	38,405	46,389
Consultants	27,678	104,069
Data, images, reports and maps	3,400	5,119
Drilling	6,676	353,497
Geologists’ support	—	8,457
Infrastructure incl. roads and bridges	116,541	44,077
Licenses and permit fees	(3,956)	1,832
Project/field office costs, incl. field equip.	99,002	163,362
Salaries and wages	427,108	483,338
Subsistence	7,241
Transportation incl. vehicles	294,919	118,466
Net Trans-Hex JV expenditure	—	281,204
Kono (Petra) joint venture	700,607	357,446
Transfer to Mifergui-Nimba investment	—	(46,500)

Net expenditure during the period	1,732,553	1,985,591
Impairment during the period	(21,916)	—
Balance, Beginning of period	27,316,442	29,918,050

Balance, End of period	29,030,079	31,903,641

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(vii) Going Concern
The Company has prepared its consolidated financial statements on a going concern basis which assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional finance in the future. If the Company cannot obtain additional finance in the future it may be forced to realise its assets at amounts significantly lower than the current carrying value. At March 31, 2009 the Company had cash and cash equivalents of $6,023,266 sufficient to finance its planned exploration activities. In addition when the business combination with African Aura is completed it will significantly strengthen the Company’s financial position with the addition of Cdn$5.9M (as at 30 March 2009). With Putu now financed up to and including the feasibility stage, Mano can now focus its resources on those projects that will add most to the value of the Company.
(viii) Recent accounting pronouncements
(a)	Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement is effective January 1, 2008. The new disclosures resulting from this requirement are set out in note 2 of the Financial Statements.

(b)	Financial instrument disclosures

As of January 1, 2008, the Company was required to adopt two new CICA standards, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which replaced Section 3861, Financial Instruments — Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognised and unrecognised financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006.

(c)	Capital disclosures

As of January 1, 2008, the Company was required to adopt CICA Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006. The new disclosures resulting from this requirement are set out in note 14 of the Financial Statements.

(d)	Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company believes the adoption of this new Section on its consolidated financial statements will have no material affect.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(e)	Business Combination, Consolidated Financial Statements and non-controlling interest

In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations, 1601 — Consolidated Financial Statements and 1602 — Non-controlling Interests which replace CICA Handbook Sections 1581 — Business Combinations and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.
(ix) International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2, Inventories, and IAS 38, Intangible assets, thus mitigating the impact of adopting IFRS at the mandatory transition date.
The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements. In the transition to IFRS, the Company must apply “IFRS 1 — First Time Adoption of IFRS” which sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity’s first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity’s first IFRS financial statements).
Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoptions, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.
On transition, management must apply the mandatory exemptions and make the determination as to which elective exemptions will be made under IFRS 1. Management is currently preparing its timetable for transition and will undertake a high level analysis of the financial statement areas to determine which elections will be taken. After this high level analysis is completed Mano will be in a better position to assess the impact IFRS will have on the financial statements.
Management continues to assess the impact that IFRS will have on the aspects of the business including accounting policy, financial reporting, information technology and communications perspective. Given that the Company is currently in the development phase, accounting policy determinations that will be made leading in the Company’s production phase, such as revenue recognition, deferred stripping and diamond inventory costing to name a few examples, will be made during or post transition to IFRS. Management is also currently reviewing accounting systems and assessing the changes that will be required and the strategies that will be employed. Communication and training strategies are also being developed by management.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(x) Subsequent Events
(a) AFRICAN AURA RESOURCES LTD BUSINESS COMBINATION
On April 15, 2009 Mano announced it had entered into a legally binding Letter of Intent (“LOI”) to conclude a definitive agreement for a business combination (the “Combination”) with TSX Venture Exchange listed African Aura Resources Ltd (“Africa Aura”) pursuant to which Mano will offer 1.57 Mano shares for every one African Aura share outstanding, in order to acquire the entire issued share capital of African Aura. The obligation of Mano and African Aura to enter into a definitive agreement is subject to certain conditions being met, including the approval of the TSX Venture Exchange (“TSXV”) and satisfactory completion of due diligence. The Combination is currently expected to be structured as a merger under the corporate laws of the British Virgin Islands (the “BVI”) whereby, subject to the approval of a majority of the votes cast by the shareholders of African Aura at a shareholders meeting, a wholly-owned subsidiary of Mano will merge with African Aura and Mano will thereby acquire all of the outstanding shares of African Aura. The Combination will strengthen Mano’s position in West Africa, creating a well capitalised iron ore, gold and diamond exploration and development company.
Summary of the Combination:
•	All share transaction whereby African Aura shareholders will receive 1.57 common shares of Mano for each African Aura share held, representing a premium of 18.7% to African Aura’s 60 day volume weighted average share price at market close on April 14, 2009 based on the closing price of Mano’s common shares on the Alternative Investment Market (“AIM”) of the London Stock Exchange on April 14, 2009 and an exchange rate of Cdn.$1.80 to £1.

•	Combined entity to be renamed African Aura Mining Inc., or such other name as may be approved by the applicable regulatory authorities, which at completion, will be owned 75% by Mano shareholders and 25% by African Aura shareholders.

•	Proposed Board of Directors:
o	Luis da Silva — President and CEO

o	David Netherway — Non-Executive Chairman

o	David Evans, Kirill Zimin, Guy Pas and Steven Poulton — Non-Executive Directors
•	A proposed 1 for 8 Mano share consolidation (one new post-consolidation share for every 8 pre-consolidation shares).

•	The share consolidation and the resulting name change will only proceed upon the completion of the Combination.

•	The consent of the TSXV, on terms satisfactory to Mano, is a condition precedent to the entering into the Combination.

Strategic Rationale for the Combination:

•	Strong operational synergies with prospective iron ore and gold assets in west Africa which will enhance Mano’s presence in the region with the addition of the following projects wholly-owned by African Aura:
o	12km long Nkout iron deposit in southern Cameroon.

o	Batouri gold project in western Cameroon.
•	Significantly strengthens Mano’s financial position with the addition of Cdn.$5.9M in cash held by African Aura (as at 30 March 2009).

•	Geographic diversification and risk reduction by stepping out of Mano’s traditional operating countries.

•	The proposed Board of Directors of the combined company will be strengthened by drawing on the skills and expertise of key members of the African Aura management team.
On May 15, 2009 the Company announced that the deadline to conclude procedural and structural matters for the Combination had been extended, from May 15, 2009 to June 12, 2009 in respect of the proposed Combination with African Aura.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
On May 19, 2009 Mano wrote to the TSXV requesting their acceptance of the Combination and confirmation that the TSXV will not impose a shareholder approval requirement on the Company in respect of the Combination. The Company has not, as at May 29, 2009 received a response from the TSXV.
(b) BOARD APPOINTMENT
On May 13, 2009 the Company announced the appointment of Mr. Kirill S. Zimin to the Board of Directors. Following the completion of the deal with Severstal in December 2008, and in accordance with the agreement signed on 22 May 2008, Mr. Zimin has been elected as the chosen representative of Severstal Resources to complement the existing Board and oversee the 6.29% strategic investment in Mano as well Severstal’s 61.5% interest in the Putu Range iron ore project. Mr. Zimin joined ZAO Severstal Resources in 2006 and is Senior Manager for Strategy and Corporate Development. In this capacity he is also Head of Business Development for Africa. Previously Mr Zimin was Deputy Director General at OAO Kuzbassugol Coal Company where he joined from OAO SUAL Holding having worked for over three years as a specialist in corporate governance. Mr Zimin graduated from the Moscow State University with a Law degree.
4. FORWARD-LOOKING STATEMENTS
Certain information included in this document may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. Factors that could cause actual results or events to differ materially from current expectations include but are not limited to: the grade and recovery of ore which is mined varying from estimates; estimates of future production, mine development costs, timing of commencement of operations; changes in exchange rates; access to capital; fluctuations in commodity prices; and adverse political and economic developments in the countries in which we operate. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.
5. TRENDS
The current world financial crisis has seen demand for commodities fall and in turn a significant fall in commodity prices has taken place. With access to capital more difficult, fewer companies are now listing on stock markets. The Company’s majority owned subsidiary Stellar has decided to postpone its listing on London’s AIM market due to the difficult market conditions for raising finance. However, Stellar has still been able to access finance to progress its most advanced projects. Although there is limited funding available, companies with highly prospective projects can still attract investment. Mano was able to attract investment from Severstal for the Putu iron ore project in Liberia, concluding agreements in December 2008. The financial crisis has negatively impacted the market value of exploration and mining companies on world markets. Many companies have reacted to the shortage of finance by placing projects on care and maintenance and reducing wherever possible their operating costs and capital expenditure. This does mean there are attractive opportunities at both company and project level for companies with available cash.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
6. RISKS AND UNCERTAINTIES
The Company is subject to a number of risk factors due to the fundamental nature of the exploration business in which it is engaged, the countries in which it primarily operates and not least adverse movements in commodity prices. In recent months the fall in commodity prices has affected the economics of both existing and potential mines. Mano seeks to counter exploration risk as far as possible by selecting exploration areas on the basis of their recognised geological potential to host high grade gold, diamond and iron ore deposits. The under-explored Archaean terrain on which the Company focuses in West Africa is also subject to a second significant risk, namely, political. While the region has suffered serious civil unrest and armed conflict in the past (which is the basic reason why it remained under-explored), conditions have improved markedly in recent years. The following risk factors should be given special consideration when evaluating an investment in the Company’s shares:
(a) Exploration, development and operating risk
The Company is engaged in the exploration of mineral properties, an inherently risky business, and there is no assurance that an economic mineral deposit will be discovered. In fact most exploration projects do not result in the discovery of commercially mineable ore deposits. The focus of the Company is on areas in which the geological setting is well understood by management. The technological tools employed by the Company are regularly updated to better focus our exploration efforts.
(b) Reserve and resource estimates
The estimation of mineral resources and reserves is in part an interpretive process and the accuracy of any such estimates is a function of the quality of available data, and of engineering and geological interpretation and judgement. No assurances can be given that the volume and grade of reserves recovered, and rates of production achieved, will not be less than anticipated. The Company contracts the services of independent professional experts to prepare resource and reserve estimates.
(c) Political and country risks
The political risk in sub-Saharan Africa is significant due to prolonged periods of economic and political instability in the area. However, in recent years there has been considerable progress in rebuilding the government institutions and economy in the three key countries in which we operate, namely Liberia, Guinea and Sierra Leone. These countries will continue to need the support of the international community for security and economic assistance to ensure they are successful in creating a prosperous future for their citizens.
(d) Mineral prices
The price of gold is affected by numerous factors totally beyond the control of the Company, including central bank sales, producer hedging activities, the exchange rate of the U.S. dollar relative to other major currencies, demand, political and economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The prices of diamonds, iron ore and other minerals that the Company may explore for, also have the same or similar price risk factors.
(e) Cash flows and additional funding requirements
Mano currently has no revenues from operations although revenue from diamond production is expected to be recognised in 2009 from the Mandala project in Guinea. The Company has historically entered into joint venture agreements with partners to share the risks and the associated costs of exploration. In addition the Company has raised finance through the sale of equity capital and the placement of unsecured convertible debentures. Although Mano has been successful in the past in obtaining finance, there is no assurance that it will be able to obtain adequate finance in the future or that such finance will be on terms advantageous to the Company.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
(f) Exchange rate fluctuations
Fluctuations in currency exchange rates can significantly impact cash flows. The U.S. dollar exchange rate in particular has varied substantially over time. The U.S. dollar has strengthened considerably vis-à-vis the UK pound during the second half of 2008. While the Company has historically raised a large proportion of its equity financing in UK pounds most of the Company’s exploration costs, are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. Mano did not engage in currency hedging to offset the risk of exchange rate fluctuation during 2008. However, the Board has decided to enter into currency forward contracts in 2009 to hedge part of its exposure to the UK pound.
(g) Environmental
Mano’s exploration and development activities are subject to extensive laws and regulations governing environmental protection. The Company is also subject to various reclamation-related requirements. The Company takes extremely seriously its commitment towards the local communities and the environment in which it operates. The Company’s policy is to meet all applicable environmental regulations. A failure to comply may result in enforcement actions causing operations to cease or be curtailed, the imposition of fines and penalties, and may include corrective measures requiring significant capital expenditures. In addition, certain types of operations require the submission and approval of environmental impact assessments. As far as the Company is aware it has complied with all environmental regulations in relation to the licences it holds.
(h) Laws and regulations
Mano’s exploration activities are subject to local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change and can become more stringent, and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws.
(i) Title to mineral properties
While the Company has undertaken all the customary due diligence in the verification of title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.
(j) Competition
There is constant competition from other mineral exploration companies, with operations similar to those of the Company. Many of the mining companies with which the Company competes have operations and financial resources substantially greater than those of Mano.
(k) Dependence on management
Mano relies heavily on the business and technical expertise of its management team and there is little possibility that this dependence will decrease in the near term. In 2008 the financial management of the Company was strengthened with the appointment of a CFO for Mano, a Finance Director for Stellar and a Group Financial Controller. It should be noted that Mano has no key-man insurance.
(l) Economic environment
As discussed under section 5 above the current financial crisis has seen the demand for commodities fall and in turn a significant fall in commodity prices. This has created a lot of uncertainty in the financial markets leading to a fall in the share prices of many companies. Obtaining debt and equity finance has become more difficult leading to an increase in company failures. Mano is confident it has the projects and resources at its

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
disposal to increase the value of the business to its shareholders.
7. MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING AND CONTROLS
The unaudited consolidated financial statements of the Company for the three months ended March 31, 2009 have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and have been approved by the Company’s Audit Committee and Board of Directors.
Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for the design and maintenance of effective internal control over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company’s financial information and the preparation of its financial statements in accordance with Canadian GAAP.
Management maintains appropriate information systems, procedures and controls to ensure the integrity of the financial statements and that information used internally and disclosed externally is complete and reliable.
Management of the Company, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and internal control procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Mano have been detected.
However, given the nature of the business and geographical displacement, management is committed to continuously mitigate any risks and systematically improve operating controls where and when possible in a cost effective manner.
Management recognises the limitation of segregation of duties due to the size of the organisation and is committed to mitigating such risks by introducing compensatory controls.
The Board is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and meets periodically with management and the external auditor to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its duties and responsibilities and to review the Consolidated Financial Statements.

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2009
8. OUTLOOK
The outlook for the Company in 2009 is very promising despite the difficult trading conditions in the financial markets. The Company is well positioned in its chosen commodities.
Putu is financed through to the feasibility stage and the immediate priorities are to secure a Mineral Development Agreement (MDA) and significantly increase the resource drilling programme with 27,000m of core drilling.
The gold focus is on strengthening Mano’s portfolio of properties and expanding the Company’s gold resources. The drilling programme planned at NLGM in 2009 is another step towards completing a feasibility study on the project targeted for end 2010.
Despite difficult trading conditions in the diamond market, Stellar is focused on delivering cash flow at its Mandala operation in 2009.
The key operational priorities for Mano in 2009 are summarised below:
(a) Secure a 25 year MDA for Putu;
(b) Undertake the required airborne magnetic survey over the entire licence area;
(c) Advance the resource drilling programme and metallurgical testing at Putu;
(d) Infill core drilling programme at NLGM;
(e) Resource definition drilling programme at Weaju;
(f) Close the recently announced business combination with African Aura; and
(g) Ensure the cash flow from Mandala provides the means for Stellar to become self-funding and autonomous.
On Behalf of the Board,
MANO RIVER RESOURCES INC.
(Signed)LUIS G. CABRITA da SILVA
LUIS G. CABRITA da SILVA
President and CEO

EXHIBIT VIII-B
MANAGEMENT’S DISCUSSION AND ANALYSIS OF MANO
FOR THE YEAR ENDED DECEMBER 31, 2008

VIII-B-1

MANO RIVER RESOURCES INC

Management’s Discussion and Analysis
For the year ended December 31, 2008

VIII-B-2

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008

VIII-B-3

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008

VII-B-
7. MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING AND CONTROLS	27

8. OUTLOOK	28

VIII-B-4

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
The following discussion is management’s assessment and analysis of the results and financial condition of Mano River Resources Inc. (the “Company” or “Mano”) based upon Canadian Generally Accepted Accounting Principles (“GAAP”) and should be read in conjunction with the accompanying audited consolidated financial statements and related notes for the year ended December 31, 2008. This management discussion and analysis has been prepared based on information available to Mano as at April 23, 2009. Unless otherwise indicated all amounts are in US dollars.
Additional information relating to the Company is available on SEDAR at www.sedar.com or on the Company’s website at www.manoriver.com.
1. OVERVIEW
(a) DESCRIPTION OF BUSINESS
Mano is an exploration and development company with an attractive portfolio of gold and diamond projects and an investment in the Putu iron ore project in West Africa. Its fundamental strategy is to unlock the value of its exploration assets and increase shareholder value, by fast tracking these assets towards production. Through its subsidiaries, Mano holds interests in mineral properties in Liberia, Sierra Leone, Guinea and the Democratic Republic of Congo (DRC). Mano is listed on the TSX Venture Exchange (TSX-V) and the Alternative Investment Market (AIM) of the London Stock Exchange.
(b) COMPANY HISTORY
Mano was formed in 1998 by a reverse takeover involving the sale of the interests of Mano River Resources Ltd into Zicor Mining Inc. and a subsequent change of name to Mano River Resources Inc.
Mano River Resources Ltd, a BVI registered company, was founded in 1996 by Guy Pas. Mano and its subsidiaries, at the time of the reverse takeover, had spent over $2.4M in establishing the in-country presence, acquiring, evaluating and exploring the properties.
Mano River Resources Ltd itself acquired upon its establishment in July 1996 the pre-existing assets of Golden Limbo Rock Resources Ltd in Guinea, of Golden Leo Resources Ltd in Sierra Leone, and exploration permits and extensive research in Liberia, for a total value of $5M paid in shares.
Golden Limbo Rock Resources Ltd had been actively exploring in Guinea since late 1994, and Golden Leo Resources Ltd researched Sierra Leone’s potential in the course of 1995, subsequently applying for licences immediately following the election of 1996.
Licences were also obtained in Liberia where, in Monrovia, a Liberian geologist started assessing the geology in 1995.

VIII-B-5

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
(c) ON-GOING PROJECTS
Detailed below is a summary of the main on-going projects and their status:

Joint
			Current	Future	Venture	Financial
Country	Project	Commodity	Status	Plans	Partner	Statements
Liberia	Putu	Iron ore	Drilling in 2009	MDA — 2009	Severstal 55.67% control	Associate
Liberia	NLGM	Gold	Drilling in 2009	Feasibility study 2010	No partner	Subsidiary
Liberia	Weaju	Gold	Drilling in 2009	Further exploration	No partner	Subsidiary
Sierra Leone	Sonfon	Gold	Care & Maintenance**	GSR reviewing options	GSR near to earning 51%	Subsidiary
Sierra Leone	Kono	Diamonds	Trial production	Full production	Petra 51%	Mano 59.6% interest*
Guinea	Mandala	Diamonds	Trial production	Full production	No partner	Mano 59.6% interest*
Sierra Leonne	Tongo	Diamonds	Care & Maintenance	Further exploration	No partner	Mano 59.6% interest*
Guinea	Bouro	Diamonds	Care & Maintenance	Further exploration	No partner	Mano 59.6% interest*

*	in Stellar Diamonds Ltd which is accounted for as a subsidiary

**	GSR have advised us that they intend to drill in the second half of 2009
2. EXPLORATION PROJECTS
(a) IRON ORE
The Company is targeting a potential iron ore resource of more than 900M tonnes, which is in line with an independent technical report prepared by SRK Consulting (UK) Ltd, at its 44.33% owned Putu Iron Ore Project (Putu) in southeastern Liberia. Putu is located in the centre of a 425 square kilometre exploration licence in Grand Gedeh County of eastern Liberia. The Putu project consists of two prominent ridges, namely Mt. Jideh and Mt. Ghi. Mt Jideh is the priority target and has a strike length of approximately 13km based on mapping, surface sampling and airborne magnetic data. In October 2008 the Government of Liberia granted the Company a two year extension to the Putu exploration licence, extending it to September 30, 2010.
The Company signed certain financing and development agreements with OAO SeverStal Resources (Severstal) on the 22 May 2008 and subsequently completed the transaction on 10 December 2008. On completion Severstal agreed to pay Mano a total consideration of $12.5M for a 25% share in African Iron Ore Group (renamed Severstal Liberia Iron Ore Ltd – SLIO) valuing the project at $50M. Severstal paid Mano $8.3M in December 2008, with the balance of $4.2M deferred until December 2010. Upon payment of the balance owing Mano’s interest in SLIO will reduce to 38.5%. Severstal have committed to invest a further $30M in order to advance the project towards a definitive feasibility study.
A 3,960m drilling programme for geological characterisation was completed at Putu in December 2008. Assays from nine out of eleven holes completed included a best intersection in haematite mineralisation of 63m at an average grade of 63.5% iron and a best intersection in fresh magnetite mineralisation of 367m at an average grade of 39% iron. The drill results displayed excellent grade characteristics and indicate that the Putu

VIII-B-6

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
project has significant iron ore potential.
SLIO is currently preparing regional development and social programmes with the following initiatives already being implemented for the local community:
•	Rehabilitation / replacement of drinking water pumps in 6 local villages

•	Reconstruction of 18km of road linking local administrative centres

•	Preparation for construction of a health post in the village where the exploration camp is located
The key priority is to substantially advance the resource drilling programme and metallurgical testing at Putu. The process to receive a 25 year Mineral Development Agreement is on-going with talks scheduled to start shortly with the Liberian authorities. The immediate operational objectives include an airborne magnetic survey and the first phase construction of the camp. The Putu project now has the financial and technical resources to take the project forward to feasibility.
Despite the current depressed commodity prices the outlook for iron ore is gradually improving. Management of the Company look forward to a very different market environment by late 2012, by which time Putu should be looking for development funding in advance of production targeted for 2015.
Mano’s interest in SLIO is recorded in the financial statements as an investment whereas prior to the completion of the Severstal transaction on December 10, 2008 it was treated as a subsidiary of the Company.
(b) GOLD
NLGM, Liberia
The key asset in the Gold division is the 100% owned New Liberty Gold Mine (NLGM) property, a feasibility stage project situated some 90km north of the capital city Monrovia in Liberia, where Mano has a NI43-101 compliant gold resource of 1.38M contained ounces (13.533M tonnes of measured and indicated resources grading 3.18 g/t gold). The most recent drill programme which was completed in quarter two, 2008 brings the total number of holes drilled at NLGM to 130, totaling 15,313m. The results received from the 2008 drill programme confirm that there is potential to expand the current resource through delineation of further resources at depth.
In September 2008 Mano received feedback from AMC Consultants (UK) Ltd, who undertook a conceptual mining study on the potential of NLGM for an underground mining operation. The consultants concluded that although there appeared potential for underground exploitation additional infill drilling work is required to depths of up to 300 metres to re-evaluate the resource potential.
Mano plans to aggressively accelerate the development of NLGM and will now recruit a mining engineer as project manager responsible for overseeing the project. More drilling is planned for 2009 and a revised feasibility study for an underground mine, targeting 100,000 oz pa, is scheduled to be completed in the second half of 2010.
Weaju, Liberia
The other main gold asset in Liberia is Weaju which is situated 30km to the east north east of NLGM and is part of the Bea Mountains Mineral Development Agreement (MDA). Mineralisation is concentrated in shear zones, along a contact zone between granite and schist-belt lithologies, into which quartz-tourmaline veins and pegmatites have been intruded. A soil geochemical grid and geological mapping demonstrated a strike length of 1.5 km in an east north east trend for the mineralisation, open to the east and west. Artisanal workings have confirmed the continuity of mineralisation and previous drilling intersections have included 19.63 g/t gold over 6m from 18m and 27.72 g/t gold over 6m from 47m. A resource definition drill programme will commence in the second half of 2009.

VIII-B-7

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
Sonfon, Sierra Leone
The Sonfon project is under joint venture with Golden Star Resources (GSR) and Minerva Resources PLC (formerly Golden Prospect). Sonfon is considered to be Mano’s most significant and highest potential gold prospect in Sierra Leone. GSR Mano’s joint venture partner on the Sonfon Project has advised the Company that they are nearing the completion of stage three of the agreement. Within 120 days of completing stage three GSR may elect to proceed to a feasibility study. Mano then has the right to elect to contribute pro-rata to the feasibility study to retain a 49% interest. If Mano decides not to elect to contribute GSR may sole fund the feasibility study to earn a further 14% interest, thereby taking its equity to 65%.
Upon completion of a positive feasibility study on Sonfon GSR may elect to proceed to mine development. Mano has the right to contribute pro rata to any mine development to retain its 49% interest or dilute to either a 15% or 29% free carried interest depending on its earlier elections to co-fund the feasibility study and mine construction. Mano will also retain a 2% net smelter return royalty on production in excess of the first 1M ounces of gold from each project.
Under a separate agreement dated May 2002, the Sonfon licence was joint ventured by the Company and its partner Minerva Resources PLC on a 50:50 joint venture basis. Minerva retains a 50% interest in Mano’s share of the project.
GSR are operators and completed a diamond and Rotary Air Blast (RAB) drilling programme in the second half of 2008 which intersected zones of sulfides with good grades. The project is currently on care and maintenance while GSR review their options. A decision will be made by the parties on the future of the project during 2009.
(c) DIAMONDS
In 2007, the Company transferred its diamonds properties which had a book value of $8,276,081 to Stellar in exchange for 19,239,541 shares of Stellar. The exchange was recorded at book value as it was a transaction between companies under common control. In 2007, Stellar completed two private placements in order to raise funds to finance the development of its diamond interests. In the first placement 1,211,890 shares were issued at an effective price of £0.87 pence per share. 918,484 of those shares were issued for cash consideration, raising proceeds of £800,000 (US$1,571,438), while the remaining 293,406 shares were issued to the subscribers in consideration for forfeiture of certain benefits as a result of the diamond reorganisation. In the second placement 4,822,044 shares were issued at a price of £0.871 pence per share for proceeds of £4,200,000 (US$8,611,361). In addition, Stellar issued in 2007 2,411,022 warrants with a two year term and an exercise price of £1.20 per share as well as 260,390 adviser’s options with a two year term and an exercise price of £0.871 pence per share. As a result of these shares issues by Stellar, the Company recorded a dilution gain of $6,207,005 in the year ended December 31, 2007.
On March 31, 2008 Stellar issued 2,375,000 shares at a price of £1 per share for gross proceeds of £2,375,000 ($4,724,571). On December 19 2008, Stellar issued a further 15,567,675 shares at a price of £0.20 pence per share for gross proceeds of £3,113,535 ($4,802,208). Mano purchased 6,920,000 of these shares for £1,384,044 ($2,134,701). At the same time Stellar settled debt of £622,356 ($1,194,766) owing to Mano through the issue of 3,111,781 shares at a price of £0.20 pence per share. As a result of these share issues, the Company recorded a dilution gain of $1,231,793.
The intention of Mano was to list Stellar on AIM but due to the dramatic changes in the financial markets this has been postponed. During 2008 Mano’s interest in Stellar reduced from 68.51% to 59.6%, as a result of a number of private equity financings identified above. The immediate priority is to fast track Stellar’s two near-term production projects, at Kono with joint venture partner Petra Diamonds in Sierra Leone and at the Mandala alluvial diamond project in Guinea, to production and cash flow.

VIII-B-8

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
Kono Project, Sierra Leone
On September 10, 2004, the Company and Petra Diamonds (“Petra”) entered into a joint venture for the production of diamonds from the underground mining of diamond-bearing kimberlite dykes defined within Mano’s three contiguous licence areas (Yengema, Njaiama and Nimini South) in the Kono diamond district in east Sierra Leone. This is in the heart of the renowned Kono diamond fields that has yielded some spectacular diamonds, including the third largest diamond found, the 972-carat Star of Sierra Leone. Under the terms of the agreement Petra have earned a 51% interest in Mano’s 100% owned subsidiary, Basama Diamonds Ltd., by spending $3M over three years.
During 2008 underground trial mining and bulk sampling continued on the Pol-K and Bardu kimberlite fissures. This has produced a total of 3,800-carats of diamonds to the end of March 2009, with the three largest stones recovered being 11.95, 11.45 and 10.55 carats in weight.
At the Pol-K shaft trial stope mining is ongoing between 34m to 64m depth, being designated Level 1. The kimberlite is on average 60cm in diameter with an in-situ grade of approximately 65 carats per hundred tons (“cpht”). The shaft at Pol-K is currently at 84m depth and once it reaches a depth of 98m stope mining will commence on Level 2 between the depths of 68m and 98m. This is expected to be achieved in August 2009 and will lead to an increase in tonnage being delivered to the processing plant.
At the Bardu shaft bulk sampling along development drives at a depth of 45m is continuing. The kimberlite averages 100cm in width, but has widened to between 300cm and 150cm at a distance of 100m to the south west of the shaft. The in-situ grade of Bardu averages 54cpht, but the wide zone of the fissure reported a higher grade of 137cpht, though further blasting and processing of this zone is required to determine this grade with more confidence. Subject to results of the current bulk sampling the shaft at Bardu will be deepened and to where Level 1 will be opened to stope mining.
In September 2008 it was decided to sell a small parcel of Pol-K and Bardu diamonds in order to test the market conditions. Some 811-carats of Pol-K diamonds were sold for an average of $152 per carat, whereas a parcel of 253 carats from Bardu realised an average value of $54 per carat. Neither of these parcels were considered to be representative of what could be the future run of mine product. More recently, a slightly larger parcel, comprising 2,185 carats from Pol-K and 538 carats from Bardu was exported to Antwerp and is currently awaiting sale. Considering the poor state of the rough diamond market, Stellar expects lower average prices to be realised for this parcel.
In January 2009 Stellar reached agreement with Petra Diamonds to assume management control of the Kono project for the duration of the year. Stellar will sole fund the project and in December 2009 Petra will have the right to either reimburse Stellar 51% of the expenditure, or dilute its equity in the project.
Stellar takes a long term view on Kono and follows the strategy of developing the project to be Sierra Leone’s first underground diamond mine. However, if weak prices persist in the rough diamond market then the Kono project may be placed under temporary care and maintenance until rough diamond prices recover.
Mandala Project, Guinea
The Mandala alluvial diamond project is 100% owned by Stellar Diamonds and comprises two alluvial mining concessions in the south east of Guinea.
The Mandala project has an independently verified indicated diamond resource of 536,000 carats (NI43-101 compliant). The in-situ grade of the gravel resource is high at 38cpht and before the recent downturn in the diamond market the diamond value was expected to be in excess of $65 per carat. However, even at half this diamond value Stellar expects the project to be cash positive due to forecast lower operating costs. This project is expected to be fundamental to Stellar and the ability for the Company to self-finance itself in the second half of 2009. The new 100 ton per hour DMS processing plant has been constructed and

VIII-B-9

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
commissioned during April 2009. Processing during commissing yielded 1,649 carats of diamonds from 2,067 cubic metres of gravel for an average grade of 0.8 carats per cubic metre. Mandala is forecast to produce on average 10,000 carats of diamonds per month for the period May to December 2009.
Other Diamond Projects
Stellar’s Board has deemed it prudent to fully impair its deferred exploration expenditure in Liberia, at the 100% owned MCA project and at the Kpo project where it has a 50:50 joint venture with Trans Hex Group. In February 2009 the Kpo project was reviewed in detail and the partners agreed to terminate the joint venture and relinquish the ground. This will not affect Mano’s gold and iron ore development plans in Liberia. Other exploration projects including Tongo and Bouro in Guinea have been placed on care and maintenance until Stellar is generating cash revenues and is self-financed.
3. SUMMARY OF PERFORMANCE
The prior year figures have been restated to reflect the stock-based compensation granted in Stellar during the eleven months ended December 31, 2007 that was not included in the consolidated financial statements for that period. The prior year restatement is explained in more detail in section 3d (x).
(a) SUMMARY OF SELECTED ANNUAL FINANCIAL INFORMATION
The following table provides a summary of the annual audited consolidated financial information for the three most recently completed financial years as derived from the audited consolidated financial statements and is prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

		11 months
	Year ended	ended	Year ended
	December 31	December 31	January 31
	2008	2007	2007
US Dollars		RESTATED

Interest income	74,484	148,041	53,181
Administrative and office expenses	1,044,292	63,236	8,747
Project Impairment	11,250,591	—	—
Professional fees	1,938,650	958,629	408,080
Dilution gain	7,157,964	6,207,005	—
Stock option compensation expense	1,455,625	2,053,887	513,361
Gain on disposal of assets	7,762,899	—	—
Net income/(loss)	1,841,014	2,740,695	(959,609)
Basic income/(loss) per share	0.006	0.009	(0.004)
Diluted income/(loss) per share	0.008	0.009	(0.004)
Working capital	6,939,955	2,868,877	428,368
Total assets	54,749,687	45,501,911	28,866,715
Exploration expenditure in the year	10,402,580	6,526,656	8,443,801
Deferred exploration costs	27,316,442	29,918,050	23,391,394
Long term liabilities – convertible debentures	2,048,638	2,260,738	—

VIII-B-10

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
(b) SUMMARY OF SELECTED QUARTERLY FINANCIAL INFORMATION
The following is the selected financial information of the Company for the last eight quarters: (unaudited)

	December 31	September 30	June 30	March 31
US Dollars	2008	2008	2008	2008

Interest income	2,168	21,415	32,676	18,225
Dilution gain	5,327,344	—	442,840	1,387,780
Net income/(loss)	8,944,998	(5,362,222)	(996,109)	(745,653)
Basic income/(loss) per share	0.028	(0.017)	(0.003)	(0.002)
Diluted income/(loss) per share	0.028	(0.017)	(0.003)	(0.002)
Total assets	54,749,687	47,082,223	51,393,067	48,617,142

	December 31	October 31	July 31	April 30
	2007	2007	2007	2007
US Dollars	RESTATED

Interest income	79,784	55,272	5,213	7,772
Dilution gain	6,207,005	—	—	—
Net income/(loss)	3,980,931	(466,135)	(496,668)	(277,433)
Basic income/(loss) per share	0.013	(0.002)	(0.002)	(0.001)
Diluted income/(loss) per share	0.012	(0.002)	(0.002)	(0.001)
Total assets	45,501,911	46,105,356	46,672,577	29,813,909
Mano’s performance is not affected by seasonal trends. The Company is currently not a producer and therefore does not generate a positive cash flow from operating activities. As an explorer it has historically incurred losses, however, in the quarters ended December 31, 2007 and December 31, 2008 it recorded an income of $3,980,931 and $8,944,998 respectively. The income in these two quarters arose as a result of one-off transactions. In the quarter ending December 31, 2007 the main reason for the income was the dilution gain recorded on consolidation of Stellar of $6,207,005. In the quarter ending December 31, 2008 there were several one-off transactions which affected the income. These are outlined in detail in section c (i) below but in summary the main one-off transactions were: the dilution gains on Stellar and SLIO; the gain on the sale of shares in SLIO; and the higher impairment charge.
(c) RESULTS OF OPERATIONS
(i) INCOME STATEMENT
Review of three months ended December 31, 2008 (unaudited) compared to the two month period ended December 31, 2007 (unaudited).
The net income for quarter four, 2008 of $8,944,998 is $4,964,067 or 225% above last year. The increase in income can be attributed to a number of factors including: the gain on disposal of shares in SLIO to Severstal ($7,762,899); a higher adjustment for the non-controlling interest in Stellar ($2,430,383) and a lower stock compensation charge ($1,742,361). These favourable variances were partly off-set by a higher impairment charge ($6,089,258), increased interest on the convertible debenture ($614,569) and a lower dilution gain ($ 879,661).
The gain on the sale of shares in SLIO is the result of Severstal investing in a 25% stake for $12.5M, of which

VIII-B-11

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
$8.3M was paid in December 2008. The remaining balance of the acquisition price has been deferred until December 2010, at which point the Company expects to receive $4.2M from Severstal. The Company has not recognised the deferred portion of the transaction as it is subject to Severstal continuing with the Putu project at that time.
The impairment charge in quarter four, 2008 of $6,089,258 is in addition to the charge of $5,161,333 made in quarter three and is mainly arising from write-downs on Stellar’s Liberia diamond projects which were deemed uneconomic. There was no charge for impairment in quarter four, 2007.
Review of the twelve months ended December 31, 2008 compared to the eleven month period ended December 31, 2007.
During the twelve months ended December 31, 2008 the Company recorded an income of $1,841,014 compared with an income of $2,740,695 for the eleven month period ended December 31, 2007. The reduction in net income of $899,681 or 33% is attributable to a number of factors which are listed below:
(1) Higher administrative and office expenses in 2008 (increase of $981,056) – the new London office was utilised for a full twelve months in 2008 versus only three months in 2007. There were also additional staff costs in 2008 associated with the London office. The main cost items included in this category are: travel ($ 362,190); public relations ($158,162); staff costs ($251,668); and office related expenses ($209,568).
(2) Directors fees and Management fees in 2008 of $297,409 and $658,314 respectively are in total $549,181 higher than in 2007 reflecting the additional cost of the separate Stellar Board of Directors and the recruitment of key personnel in quarter four 2007 and quarter one 2008.
(3) There was no project impairment charge in the income statement in 2007. The charge in 2008 is $11,250,591 (Diamond projects: $6,401,746; Gold projects: $4,802,345; other projects: $46,500). Major projects written off in 2008 included Kpo and MCA diamond projects in Liberia and Missamana/Gueliban gold project in Guinea.
(4) Professional fees for the year at $1,938,650 is $980,021 greater than 2007. The significant proportion of the fees incurred relate to the unsuccessful attempt to list Stellar, a subsidiary of Mano on AIM.
(5) Interest on the convertible debentures of $983,242 is $801,946 above 2007. The charge for 2008 included the actual interest charge based on an interest rate of 9% plus an “effective interest charge” of 44% which builds up the financial liability over the life of the instrument to the total value of the consideration received. In 2007 the actual interest charge was based on four months from the date the proceeds were received and there was no “effective interest charge” recognised.
(6) A foreign exchange loss in 2008 of $304,215 is $77,347 higher than 2007 and is due to unfavourable fluctuations in the UK pound-US dollar exchange rates off-set as per (3) below.
The unfavourable variances described above have been partly off-set by:
(1) A gain on sale of shares in SLIO to Severstal of $7,762,899.
(2) Lower stock based compensation in 2008. The charge in 2008 of $1,455,625 is $598,262 below the level in 2007 due to fewer share options being granted to Stellar employees.
(3) An unrealised currency exchange gain on the convertible debentures of $831,873 arose in 2008 due to a weakening of the UK pound exchange rate versus the US dollar. A loss of $168,130 was recorded in 2007 giving rise to a favourable movement of $1,000,003 over the 2007 level.
(4) Dilution gains on Mano’s holdings in Stellar and SLIO amounted to $7,157,964 in 2008 an increase of

VIII-B-12

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
$950,959 over 2007. Although Mano’s interest in these two companies was reduced, the net assets representing Mano’s shareholdings increased as a result of the cash injections into the companies. The gain on SLIO is $5,926,171 and on Stellar is $1,231,793.
(ii) BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
Current assets amounted to $9,112,445 at December 31, 2008, $4,603,386 above last year. The increase in current assets, and particularly cash and cash equivalents is mainly due to the investment by Severstal into Mano and into SLIO during 2008. Cash and cash equivalents increased by $4,777,719 over 2007.
Investments of $8,093,775 increased by $7,909,685 over 2007, due to the increased value of Mano’s investment in SLIO due to a change in treatment from consolidation to equity accounting.
Property, plant and equipment increased by US$1,894,813 over 2007 to US$3,896,933. The majority of the expenditure relates to the diamond processing plant for the Mandala project in Guinea.
Resource properties were valued at $6,330,092 in 2008 which was a reduction of $2,558,500 over 2007, as a result of write downs in the carrying values of Kpo (diamonds-Liberia), Pampana (gold-Sierra Leone) and Missamana/Gueliban (gold-Guinea). Deferred exploration expenditure of $27,316,442 in 2008 declined by $2,601,608 over the 2007 level. Deferred expenditure incurred in 2008 totaled $10,402,580 which was off set by an impairment charge of $8,692,091 and the reclassification of Putu iron ore expenditure of $4,312,097 following the completion of the Severstal transaction.
Non current assets of $45,637,242 increased by $4,644,390 over 2007. Total assets of $54,749,687 at the end of December 2008 increased by $9,247,776 or 20% over the 2007 level.
At December 31, 2008 there were no commitments for capital expenditure.
Current liabilities of $2,172,490 at December 31, 2008 are $532,308 above the December 2007 level reflecting the increased amount owed to joint venture partners. The amount owing to Petra Diamonds is $717,640 as at December 31, 2008. Working capital of $6,939,955 at the end of 2008 is $4,071,078 above the 2007 level and reflects the increased cash holding at the end of 2008.
At December 31, 2008 the Company has determined the amortised cost of the debt component of the convertible debentures to be $2,048,638 representing the present value of the loan liability.
The non-controlling interest in Stellar of $9,011,297 represents an equity of 40.4% and is based on a carrying value of net equity of $22,361,888.
Shareholders’ equity of $41,517,262 at December 31, 2008 increased by $7,063,588 over 2007. Share capital increased by $3,367,010 following the successful private placement with Severstal in May 2008. The increase in the contributed surplus of $1,307,564 related to stock based compensation as a result of the award of share options to Mano Directors and employees. The cumulative deficit of $4,098,885 at December 31, 2008 is $1,841,014 lower than the 2007 level due to the income in 2008.
Cash outflow from operating activities during the twelve months ended December 31, 2008 is $1,444,109 (2007: $2,038,842) after adjusting for non-cash activities. Cash outflow on investing activities amounted to $3,985,042 in 2008 and included deferred exploration expenditure of $10,402,580 and $1,990,279 on the purchase of capital assets principally for the diamond processing plant for the Mandala project. The net proceeds from the sale of shares in SLIO to Severstal amounted to $8,333,333. The comparative figure spent on investing activities during the eleven month period to December 31, 2007 was $9,260,793.
Cash in-flow from financing activities in 2008 amounted to $10,121,363 compared to $14,214,302 for the eleven months ended December 31, 2007. Net proceeds raised in the private placement with Severstal amounted to $3,915,010 versus $437,836 raised in equity in 2007. In 2007 $4,641,860 was raised from an

VIII-B-13

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
issue of convertible debentures.
The net cash inflow during 2008 is $4,777,719, some $1,863,052 higher than in 2007.
(d) OTHER INFORMATION
(i) Outstanding share data
The Company is authorised to issue an unlimited number of common shares without par value. As at April 23, 2009 there were 317,810,818 common shares outstanding.
Outstanding share options in the Company at December 31, 2008 are outlined below. This includes 9,045,000 share options granted in 2008.

	Exercise price
Number of	Per share
Common Shares	(Cdn$)	Expiry date

2,720,000	0.240	March 23, 2009
2,620,000	0.215	July 25, 2010
2,755,000	0.230	July 31, 2011
600,000	0.230	March 16, 2012
300,000	0.230	May 31, 2012
9,045,000	0.200	Jan 23, 2013

18,040,000

Outstanding share options in Stellar at December 31, 2008 are outlined below:

	Exercise price
Number of	Per share
Common Shares	GBP£	Expiry date

2,600,000	0.87	March 26, 2013
400,000	1.00	April 21, 2013

3,000,000

As at December 31, 2008, 20,000,000 share purchase warrants were outstanding in the the Company at an exercise price of £0.14 pence per share with an expiry date of November 29, 2009. These warrants were issued to Severstal as part of the private placement completed on May 29, 2008. 18,679,456 warrants were granted by Stellar on December 19 2008 at an exercise price of £0.25 pence, which are outstanding and exercisable at any time over a period of 18 months.
(ii) Convertible debentures
On September 27, 2007 the Company issued unsecured convertible debentures to raise £2.3M. The convertible debentures are repayable on August 1, 2010 and bear interest at 9% per annum. The principal amount is convertible by the holders into common shares of the Company (16,428,571) at a conversion price of £0.14 pence per share at any time prior to maturity. If prior to the maturity date, the daily volume weighted average trading price of the Company’s common shares on AIM, or such other stock exchange where the

VIII-B-14

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
majority of the Company’s trading volume occurs, is greater than £0.182 pence per share (or equivalent), for any period of 21 consecutive trading days, the Company shall have the right at its sole option to provide notice to the holder and thereafter the debentures will automatically be converted to common shares.
As the debentures are convertible into common shares at the option of the holder, they have been accounted for in their component parts. The fair value of the conversion option was based on using the Black-Scholes pricing model with the following assumptions: no dividends will be paid, a weighted average volatility of the Company’s share price of 172%, a weighted average annual risk free rate of 4.64% and an expected life of three years. The residual was allocated to the debt component and subsequently carried at amortised cost using the effective interest rate of 44.1% to accrete the liability to the value of the consideration received.
During the year ended December 31, 2008, the Company incurred interest expense relating to the convertible debentures of $983,242 including the accretion of the loan to its future value. Interest has been paid up to November 1, 2008 and therefore an accrual of $49,928 is included at the year end. Included in the income statement is $831,873 recognised as an unrealised foreign currency exchange rate gain in the year to December 31, 2008, ($168,130 loss in 2007).
(iii) Off balance sheet arrangements
The Company does not have any off-balance sheet arrangements and does not contemplate having any in the foreseeable future.
(iv) Related party transactions
During the twelve months ended December 31, 2008 the Company incurred related party transactions of $1,305,979 (2007:$403,542) for management fees, directors fees and professional services. The increase over 2007 is principally due to the formation of the Stellar Board of Directors which has been treated as a related party for purposes of the consolidation, as well as higher management and director fees. All transactions with related parties have occurred in the normal course of operations. As at December 31, 2008 the amount due to related parties totaled $142,004 (2007:$174,367). These balances have no fixed terms of repayment and have arisen from the provision of services. The following table summarises the Company’s related party transactions for the period:

	December 31,	December 31,
	2008	2007
	$	$

Incurred management service fees with a company related by a director in common	150,000	95,000
Incurred management fees by directors	774,805	188,753
Incurred directors fees	297,356	119,789
Incurred professional fees and consultancy services by a director	83,818	—

	1,305,979	403,542

These transactions have ocurred in the normal course of business and are payable on demand. At the end of 2008, the amounts due to related entities are as follows:

	December 31,	December 31,
	2008	2007
	$	$

Director’s companies	—	154,414
Various directors	142,004	19,953

	142,004	174,367

VIII-B-15

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
(v) Impairment
The Company reviews the carrying values of its mineral property interests whenever events or changes in circumstances indicate that the carrying value of the assets may exceed the estimated net recoverable amounts. An asset’s carrying value is written down when the carrying value is not recoverable and exceeds its fair value. Impairment reviews for deferred exploration and acquisition costs are carried out on a project by project basis, with each project representing a potential single cash generating unit. An impairment review is undertaken when indicators of impairment arise but typically when one of the following circumstances apply:
(i)	title to the asset is compromised;

(ii)	variations in metal prices that render the project uneconomic; and

(iii)	unexpected geological occurrences that render the resource uneconomic.
Where estimates of future cash flows are not available and where other factors suggest impairment, management assesses if the carrying value is recoverable and records an impairment if so indicated. The impairment review undertaken during the year identified certain projects that were considered uneconomic and were written off and those projects where there was a reasonable probability that the carrying value of the project exceeded its fair value. The total impairment charge recorded in the Income/(Loss) Statement during 2008 is $11,250,591. This relates to the following projects:

				Deferred
			Acquisition	Exploration
	Project	Geographic	Costs	Expenditure
Project Name	Type	Segment	Impaired	Impaired	Total
			$	$	$

MCA	Diamond	Liberia	—	3,625,594	3,625,594
Laboratory	Diamond	Liberia	—	314,401	314,401

Kpo	Diamond	Liberia	110,000	2,822,916	2,932,916
AAR	Diamond	Liberia Sierra	—	429,072	429,072
Pampana Gold	Gold	Leone Sierra	508,500	361,661	870,161
Zimmi — Gorahun	Diamond	Leone	—	105,756	105,756
Missamana/Gueliban	Gold	Guinea	1,940,000	1,992,184	3,932,184
Guinea Iron Ore	Iron Ore	Guinea	—	46,500	46,500
Socerdemi	Diamond	DRC	—	78,832	78,832
Recovery relating to sale of Stellar mineral property				(1,084,825)	(1,084,825)

			2,558,500	8,692,091	11,250,591

Some of the projects that remain and have not been impaired are early stage speculative mining projects, the carrying value of these is not supported by future estimated cash flows but management do not believe there to be any indication of impairment.

VIII-B-16

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
(vi) Acquisition and deferred exploration costs

	Dec. 31, 2008	Dec. 31, 2007
	$	$

Acquisition costs:
Liberia, West Africa:
Bea	210,000	210,000
Kpo	—	110,000
Sierra Leone, West Africa:
Pampana, Sonfon and Nimini South	1,186,500	1,695,000
Guinea, West Africa
Missamana/Gueliban	—	1,940,000
Mandala	4,933,592	4,933,592

	6,330,092	8,888,592

Deferred exploration costs:
Liberia, West Africa:
Bea — KGL	13,756,539	12,624,484
MCA	—	3,665,227
Weaju	742,268	—
Gondoja	34,348	—
Kpo	—	2,223,124
Putu	—	1,730,026
AAR	—	388,741
MEA	60,545	60,545

	14,593,700	20,692,147

Sierra Leone, West Africa:
Kono/Nimini Central	7,979,870	5,232,308
Sonfon	1,190,080	1,524,975
Nimini South	134,574	—
Tongo/Gola	682,836	323,640
Zimmi/Gorahun	—	99,906

	9,987,360	7,180,829

Guinea, West Africa
Missamana/Gueliban	—	1,874,833
Guinea Iron Ore	—	46,500
Bouro	180,995	1,028,442
Druzhba and ex De Beers	159,289	30,136
Mandala	1,959,539	69,164
Ouria	5,532	—

	2,305,355	3,049,075

Democratic Republic of Congo Socerdami/REMEC	430,027	80,824

Recovery relating to the sale of mineral property on consolidation of Stellar	—	(1,084,825)

Closing balance	27,316,442	29,918,050

VIII-B-17

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008

							Kono/
	Bea	MCA	KPO	Putu	AAR	Mandala	Nimini	REPL	Other	Total
Acquisition costs	$	$	$	$	$	$	$	$	$	$

Balance at Feb 1, 2007	210,000	—	110,000	—	—	—	—	—	3,635,000	3,955,000
Additions	—	—	—	—	—	4,933,592	—	—	—	4,933,592

Balance at Dec 31, 2007	210,000	—	110,000	—	—	4,933,592	—	—	3,635,000	8,888,592

Additions	—	—	—	—	—	—	—	—	—	—
Expenditures removed on non consolidation of SLIO (note 5)	—	—	—	—	—	—	—	—	—	—
Impairment	—	—	(110,000)	—	—	—	—	—	(2,448,500)	(2,558,500)

Balance at Dec 31, 2008	210,000	—	—	—	—	4,953,592	—	—	1,186,500	6,330,092

Deferred							Kono/
exploration	Bea	MCA	KPO	Putu	AAR	Mandala	Nimini	REPL	Other	Total
expenditure	$	$	$	$	$	$	$	$	$	$

Balance at Feb 1, 2007	11,373,310	2,676,519	1,759,011	477,143	238,672	293,063	3,048,075	31,743	3,493,858	23,391,394
Additions	1,251,174	988,708	464,113	1,252,883	150,069	627,642	2,184,233	291,897	(684,063)	6,526,656

Balance at Dec 31, 2007	12,624,484	3,665,227	2,223,124	1,730,026	388,741	920,705	5,232,308	323,640	2,809,795	29,918,050

Additions	1,132,055	274,769	599,792	2,582,071	40,331	1,038,834	2,747,562	359,196	1,627,970	10,402,580
Expenditures removed on non consolidation of SLIO (note 5)	—	—	—	(4,312,097)	—	—	—	—	—	(4,312,097)
Impairment	—	(3,939,996)	(2,822,916)	—	(429,072)	—	—	—	(1,500,107)	(8,692,091)

Balance at Dec 31, 2008	13,756,539	—	—	—	—	1,959,589	7,979,870	682,836	2,937,658	27,316,442

VIII-B-18

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
(vii) Going Concern
The Company has prepared its consolidated financial statements on a going concern basis which assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional finance in the future. If the Company cannot obtain additional finance in the future it may be forced to realise its assets at amounts significantly lower than the current carrying value. At December 31, 2008 the Company had cash and cash equivalents of $8,877,906 sufficient to finance its planned exploration activities. In addition when the business combination with African Aura is completed it will significantly strengthen the Company’s financial position with the addition of Cdn$5.9M (as at 30 March 2009). With Putu now financed up to and including the feasibility stage, Mano can now focus its resources on those projects that will add most to the value of the Company.
(viii) Recent accounting pronouncements
(a)	Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement is effective January 1, 2008. The new disclosures resulting from this requirement are set out in note 2 of the Financial Statements.

(b)	Financial instrument disclosures

As of January 1, 2008, the Company was required to adopt two new CICA standards, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which replaced Section 3861, Financial Instruments — Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognised and unrecognised financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006. The new disclosures resulting from this requirement are set out in note 18 of the Financial Statements.

(c)	Capital disclosures

As of January 1, 2008, the Company was required to adopt CICA Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006. The new disclosures resulting from this requirement are set out in note 19 of the Financial Statements.

(d)	Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

VIII-B-19

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
(e)	Business Combination, Consolidated Financial Statements and non-controlling interest

In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations, 1601 — Consolidated Financial Statements and 1602 — Non-controlling Interests which replace CICA Handbook Sections 1581 — Business Combinations and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.
(ix) International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required,for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2, Inventories, and IAS 38, Intangible assets, thus mitigating the impact of adopting IFRS at the mandatory transition date.
The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements. In the transition to IFRS, the Company must apply “IFRS 1 — First Time Adoption of IFRS” which sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity’s first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity’s first IFRS financial statements).
Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoptions, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.
On transition, management must apply the mandatory exemptions and make the determination as to which elective exemptions will be made under IFRS 1. Management is currently preparing its timetable for transition and will undertake a high level analysis of the financial statement areas to determine which elections will be taken. After this high level analysis is completed Mano will be in a better position to assess the impact IFRS will have on the financial statements.
Management continues to assess the impact that IFRS will have on the aspects of the business including accounting policy, financial reporting, information technology and communications perspective. Given that the Company is currently in the development phase, accounting policy determinations that will be made leading in the Company’s production phase, such as revenue recognition, deferred stripping and diamond inventory costing to name a few examples, will be made during or post transition to IFRS. Management is also currently reviewing accounting systems and assessing the changes that will be required and the strategies that will be employed. Communication and training strategies are also being developed by management.

VIII-B-20

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
(x) Prior Year Restatement
The prior year figures for the eleven months ended December 31, 2007 have been restated to reflect the stock-based compensation resulting from 2,600,000 share options being granted to Stellar Directors and key employees. These options were valued using the Black-Scholes model at $1,863,884. The restatement has had the following impact on the figures for the period ending December 31, 2007:

$

Consolidated Statement of Income and Comprehensive Income
Stock-based compensation	(1,863,884)
Non-controlling interest	587,123

Income and comprehensive income	(1,276,761)

Consolidated Balance Sheet
Contributed surplus	1,276,761
Retained earnings	(1,276,761)
(xi) Financial instruments and financial risk management
The Company’s financial assets and liabilities are cash, amounts receivable, accounts payable and accrued liabilities, due to related parties and convertible debenture. The fair values of these financial instruments are estimated to approximate their carrying values due to their immediate or short-term nature. Due to the nature of the Company’s operations, there is no significant credit or interest rate risk.
The carrying amounts for the financial instruments are as follows:

	December 31,	December 31,
	2008	2007
	$	$

Financial Assets:
Loans and receivables, measured at amortised cost
Cash	8,887,906	4,100,187
Amounts receivable	207,044	296,591

	9,094,950	4,396,778

Financial Liabilities:
Other liabilities, measured at amortised cost
Accounts payable and accrued liabilities	1,148,659	1,010,169
Due to related parties	149,660	174,367
Convertible debenture	2,048,638	2,260,738

	3,346,957	3,445,274

In the normal course of its operations, the Company is exposed to currency, interest rate, liquidity and credit risks.
Foreign currency risk
In the normal course of business, the Company enters into transactions denominated in foreign currencies (primarily Pound Sterling, Canadian Dollars and Euros). As a result, it is subject to exposure from fluctuations

VIII-B-21

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
in foreign currency exchange rates. In general, the Company does not enter into derivatives to manage these currency risks. The group attempts to reduce its exposure to currency risk by entering into contracts denominated in US Dollars whenever possible. In 2009, the Board decided to enter into currency forward contracts to hedge part of its exposure to the UK pound.

	December 31,	December 31,
	2008	2007
Carrying value of foreign currency balances	$	$

Cash and cash equivalents, include balance denominated in:
Pound Sterling (GBP)	1,236,356	3,715,232
Canadian Dollar (CAD)	15,233	5,821

Amounts receivable, include balance denominated in:
Pound Sterling (GBP)	194,498	27,730
Canadian Dollar (CAD)	5,871	9.480

Amounts payable and accrued liabilities, include balance denominated in:
Pound Sterling (GBP)	498,147	85,273
Canadian Dollar (CAD)	54,277	147,873
Euro (EUR)	15,752	—

Convertible debenture, include balance denominated in:
Pound Sterling (GBP)	2,048,638	2,260,738

		Effect on net
		assets of USD
	Closing	strengthening
	Exchange Rate	10%
		$

At December 31, 2008
Pound Sterling (GBP)	0.6910	111,593
Canadian Dollar (CAD)	1.2228	3,317
Euro (EUR)	0.7095	1,575

At December 31, 2007
Pound Sterling (GBP)	0.5009	(139,695)
Canadian Dollar (CAD)	0.9820	13,257
Euro (EUR)	0.6794	—
The sensitivities above are based on financial assets and liabilities held at 31 December 2008 where balances were not denominated in the functional currency of the Company. The sensitivities do not take into account the Company’s income and expenses and the results of these sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short term cash investments and interest payable on

VIII-B-22

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
financing activities (including long term loans), giving rise to interest rate risk. The Company has in the past been able to actively source financing through public offerings, corporate dealings or issuing fixed rate convertible debentures. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. In the ordinary course of business, Mano is required to fund working capital and capital expenditure requirements. Mano typically holds financial assets with a maturity of less than 30 days to ensure adequate liquidity and flexibility.
Due to the short maturity of the financial assets and the fixed rate of interest on the convertible debenture, if interest rates were to double, it would have an insignificant impact on the Company’s financial performance.
Mano ensures that its liquidity risk is mitigated by placing financial assets on short term maturity, thus all financial liabilities are met as they become due:

			6
	Within	30 days -	months -	1 year -
	30 days	6 months	1 year	5 years
	$	$	$	$

Cash and cash equivalents	8,877,906	—	—	—
Accounts receivable	207,044	—	—	—
Accounts payable and accrued liabilities	(1,148,659)	—	—	—
Due to related parties	(149,660)	—	—	—
Due to joint venture partners	(106,603)	—	(717,640)	—
Convertible debentures	—	(149,783)	(149,783)	(3,553,183)

Net Liquidity	7,680,028	(149,783)	(867,423)	(3,553,183)

The Company anticipates the completion of the SPSA with Severstal in December 2010, which would result in $4.2M cash received which is not reflected in the above table.
Credit risk
The Company’s credit risk exposure is solely in connection with the cash and cash equivalents held with financial institutions. The Company manages its risk by holding surplus funds in high credit worthy financial institution and maintains minimum balances with financial institutions in remote locations.

	December 31,	December 31,
	2008	2007
	$	$

Financial institution with S&P AA- rating or higher	8,743,602	3,729,700
Financial institutions un-rated or unknown rating	134,304	370,487

	8,877,906	4,100,187

(xii) Subsequent Events
On January 19, 2009, the Company granted incentive stock options to certain directors, employees and consultants to purchase up to an aggregate of 5,200,000 common shares in the chase capital of the Company exercisable for a period of five years at a price of Cdn$0.035c per share.
On April 15, 2009 Mano announced it had entered into a legally binding Letter of Intent (“LOI”) to conclude a broader agreement to merge with TSX-V listed African Aura Resources Ltd (Africa Aura) pursuant to which Mano will offer 1.57 Mano shares for every one African Aura share outstanding, in order to acquire the entire issued share capital of African Aura. The obligation of Mano and African Aura to enter into the broader

VIII-B-23

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
agreement is subject to certain conditions being met, including the approval of the TSX-V and satisfactory completion of due diligence. African Aura shareholders approval will be required for the merger. The merger will significantly strengthen Mano’s position in West Africa, creating a well capitalised iron ore, gold and diamond exploration and development company.
Highlights of the Agreement:
•	All share transaction whereby African Aura shareholders will receive 1.57 Mano shares for each African Aura share held, representing a premium of 18.7% to African Aura’s 60 day volume weighted average share price at market close on 14 April 2009, based on Mano’s 14 April 2009 closing AIM price and an exchange rate of Cdn$1.80 to £1.

•	Merged entity to be renamed African Aura Mining Inc. which, at completion, will be owned 75% by Mano shareholders and 25% by African Aura shareholders.

•	Proposed board of directors:
o	Luis da Silva — President and CEO

o	David Netherway — Non-Executive Chairman

o	David Evans, Guy Pas and Steven Poulton — Non-Executive Directors

o	Kirill Zimin, who was previously nominated by Severstal Resources to be its representative on Mano’s Board after their investment in the Putu Range project, is expected to be appointed as a Non-Executive Director in the coming weeks and will remain post-merger in light of Severstal’s strategic investment.

o	A proposed 1 for 6 Mano share consolidation (one new post-consolidation share for every 6 pre-consolidation shares), as previously approved by Mano’s shareholders, is expected to take place concurrently with the completion of the proposed merger.
Strategic Rationale for the Merger:
•	Strong operational synergies with prospective iron ore and gold assets in west Africa which will considerably enhance Mano’s presence in the region with the addition of the following projects wholly-owned by African Aura:
o	12km long Nkout iron deposit in southern Cameroon. Reconnaissance sampling along a 5km section returned an average grade of 54% iron.

o	Batouri gold project in western Cameroon. Intersections to date include 132g/t gold over 1.0m and 49g/t gold over 1.5m.
•	Significantly strengthens Mano’s financial position with the addition of Cdn$5.9M held by African Aura (as at 30 March 2009).

•	Geographic diversification and risk reduction by stepping out of Mano’s traditional operating countries.

•	The proposed Board of Directors of the combined company will be strengthened by drawing on the skills and expertise of the African Aura management team.
4. FORWARD-LOOKING STATEMENTS
Certain information included in this document may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. Factors that could cause actual results or events to differ materially from current expectations include but are not limited to: the grade and recovery of ore which is mined varying from estimates; estimates of future production, mine development costs, timing of commencement of operations; changes in exchange rates; access to capital; fluctuations in commodity prices; and adverse political and economic developments in the countries in which we operate. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements

VIII-B-24

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.
5. TRENDS
The current world financial crisis has seen demand for commodities fall and in turn a significant fall in commodity prices has taken place. With access to capital more difficult, fewer companies are now listing on stock markets. The Company’s majority owned subsidiary Stellar has decided to postpone its listing on London’s AIM stock exchange due to the difficult market conditions for raising finance. However, Stellar has still been able to access finance to progress its most advanced projects. Although there is limited funding available, companies with highly prospective projects can still attract investment. Mano was able to attract investment from Severstal for the Putu iron ore project in Liberia, concluding agreements in December 2008. The financial crisis has negatively impacted the market value of exploration and mining companies on world markets. Many companies have reacted to the shortage of finance by placing projects on care and maintenance and reducing wherever possible their operating costs and capital expenditure. This does mean there are attractive opportunities at both company and project level for companies with available cash.
6. RISKS AND UNCERTAINTIES
The Company is subject to a number of risk factors due to the fundamental nature of the exploration business in which it is engaged, the countries in which it primarily operates and not least adverse movements in commodity prices. In recent months the fall in commodity prices has affected the economics of both existing and potential mines. Mano seeks to counter exploration risk as far as possible by selecting exploration areas on the basis of their recognised geological potential to host high grade gold, diamond and iron ore deposits. The under-explored Archaean terrain on which the Company focuses in west Africa is also subject to a second significant risk, namely, political. While the region has suffered serious civil unrest and armed conflict in the past (which is the basic reason why it remained under-explored), conditions have improved markedly in recent years. The following risk factors should be given special consideration when evaluating an investment in the Company’s shares:
(a) Exploration, development and operating risk
The Company is engaged in the exploration of mineral properties, an inherently risky business, and there is no assurance that an economic mineral deposit will be discovered. In fact most exploration projects do not result in the discovery of commercially mineable ore deposits. The focus of the Company is on areas in which the geological setting is well understood by management. The technological tools employed by the Company are regularly updated to better focus our exploration efforts.
(b) Reserve and resource estimates
The estimation of mineral resources and reserves is in part an interpretive process and the accuracy of any such estimates is a function of the quality of available data, and of engineering and geological interpretation and judgement. No assurances can be given that the volume and grade of reserves recovered, and rates of production achieved, will not be less than anticipated. The Company contracts the services of independent professional experts to prepare resource and reserve estimates.
(c) Political and country risks
The political risk in sub-Saharan Africa is significant due to prolonged periods of economic and political instability in the area. However, in recent years there has been considerable progress in rebuilding the government institutions and economy in the three key countries in which we operate, namely Liberia, Guinea and Sierra Leone. These countries will continue to need the support of the international community for security and economic assistance to ensure they are successful in creating a prosperous future for their citizens.

VIII-B-25

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
(d) Mineral prices
The price of gold is affected by numerous factors totally beyond the control of the Company, including central bank sales, producer hedging activities, the exchange rate of the U.S. dollar relative to other major currencies, demand, political and economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The prices of diamonds, iron ore and other minerals that the Company may explore for, also have the same or similar price risk factors.
(e) Cash flows and additional funding requirements
Mano currently has no revenues from operations although revenues from diamond production are expected to be recognised in 2009 when the 49% owned Kono diamond project in Sierra Leone and the 100% owned Mandala project in Guinea enter production. The Company has historically entered into joint venture agreements with partners to share the risks and the associated costs of exploration. In addition the Company has raised finance through the sale of equity capital and the placement of unsecured convertible debentures. Although Mano has been successful in the past in obtaining finance, there is no assurance that it will be able to obtain adequate finance in the future or that such finance will be on terms advantageous to the Company. As noted above the Company successfully raised $3.9M through a private placement with Severstal in May 2008 and a further $8.3M in December 2008 when it sold its majority shareholding in SLIO to Severstal. Severstal have committed to invest a further $30M in order to advance the project towards a definitive feasibility study. A further $4.2M is expected to be paid by Severstal in December 2010 as part of the transaction completed in December 2008.
(f) Exchange rate fluctuations
Fluctuations in currency exchange rates can significantly impact cash flows. The U.S. dollar exchange rate in particular has varied substantially over time. The U.S. dollar has strengthened considerably vis-à-vis the UK pound during the second half of 2008. While the Company has historically raised a large proportion of its equity financing in UK pounds most of the Company’s exploration costs, are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. Mano did not engage in currency hedging to offset the risk of exchange rate fluctuation during 2008. However, the Board has decided to enter into currency forward contracts in 2009 to hedge part of its exposure to the UK pound.
(g) Environmental
Mano’s exploration and development activities are subject to extensive laws and regulations governing environmental protection. The Company is also subject to various reclamation-related requirements. The Company takes extremely seriously its commitment towards the local communities and the environment in which it operates. The Company’s policy is to meet all applicable environmental regulations. A failure to comply may result in enforcement actions causing operations to cease or be curtailed, the imposition of fines and penalties, and may include corrective measures requiring significant capital expenditures. In addition, certain types of operations require the submission and approval of environmental impact assessments. As far as the Company is aware it has complied with all environmental regulations in relation to the licences it holds.
(h) Laws and regulations
Mano’s exploration activities are subject to local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change and can become more stringent, and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws.
(i) Title to mineral properties

VIII-B-26

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
While the Company has undertaken all the customary due diligence in the verification of title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.
(j) Competition
There is constant competition from other mineral exploration companies, with operations similar to those of the Company. Many of the mining companies with which the Company competes have operations and financial resources substantially greater than those of Mano.
(k) Dependence on management
Mano relies heavily on the business and technical expertise of its management team and there is little possibility that this dependence will decrease in the near term. In 2008 the financial management of the Company has been strengthened with the appointment of a CFO for Mano, a Finance Director for Stellar and a Group Financial Controller. It should be noted that Mano has no key-man insurance.
(l) Economic environment
As discussed under section 5 above the current financial crisis has seen the demand for commodities fall and in turn a significant fall in commodity prices. This has created a lot of uncertaininty in the financial markets leading to a fall in the share prices of many companies. Obtaining debt and equity finance has become more difficult leading to an increase in company failures. Mano is confident it has the projects and resources at its disposal to increase the value of the business to its shareholders.
7. MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING AND CONTROLS
The audited consolidated financial statements of the Company for the twelve months ended December 31, 2008 have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and have been approved by the Company’s Board of Directors.
Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for the design and maintenance of effective internal control over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company’s financial information and the preparation of its financial statements in accordance with Canadian GAAP.
Management maintains appropriate information systems, procedures and controls to ensure the integrity of the financial statements and that information used internally and disclosed externally is complete and reliable.
Management of the Company, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and internal control procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Mano have been detected.
However, given the nature of the business and geographical displacement, management is committed to continuously mitigate any risks and systematically improve operating controls where and when possible in a cost effective manner.
Management recognises the limitation of segregation of duties due to the size of the organisation and is committed to mitigating such risks by introducing compensatory controls.

VIII-B-27

MANO RIVER RESOURCES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2008
The Board is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and meets periodically with management and the external auditor to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its duties and responsibilities and to review the Consolidated Financial Statements.
On March 9, 2009 Mano appointed BDO Stoy Hayward LLP, Chartered Accountants as its auditors. There was no reservation in any former auditors’ report, no qualified opinion or denial of opinion in connection with the audit of the Company for the two most recently completed fiscal years or for any subsequent period.

There was no reportable event cited by the former auditors and the Company is not aware of any reportable events and is of the opinion that none exists. The resignation of the former auditors as auditors of the Company and the appointment of the successor auditors has been approved by the Company’s audit committee and its board of directors.
8. OUTLOOK
The outlook for the Company in 2009 is very promising despite the difficult trading conditions in the financial markets. Putu is now financed through to the feasibility stage and the immediate priorities are to secure a Mineral Development Agreement (MDA) and significantly increase the resource drilling programme with 27,000m of core drilling. The gold focus is on strengthening Mano’s portfolio of properties and expanding the Company’s gold resources. The drill programme planned at NLGM in 2009 is another step towards completing a feasibility study on the project during 2010. Despite difficult trading conditions in the diamond market, Stellar is focused on delivering cash flow at its Kono and Mandala operations in 2009. The key operational priorities for Mano in 2009 are summarised below:
(a)	Advance the resource drilling programme and metallurgical testing at Putu;

(b)	Secure a 25 year MDA for Putu;

(c)	Infill core drilling programme at NLGM;

(d)	Resource definition drill programme at Weaju;

(e)	Close the recently announced business combination with African Aura; and

(f)	Deliver positive cash flow from Stellar Diamonds to enable them to become self sufficient and autonomous
On Behalf of the Board,
MANO RIVER RESOURCES INC.
(Signed)LUIS G. CABRITA da SILVA
LUIS G. CABRITA da SILVA
President and CEO

VIII-B-28

EXHIBIT IX
PRO FORMA CONSOLIDATED STATEMENTS OF MANO

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS OF AFRICAN AURA MINING INC
(Formerly Mano River Resources Inc)
AFRICAN AURA MINING INC
UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(Unaudited)

AFRICAN AURA MINING INC
PRO-FORMA CONSOLIDATED BALANCE SHEET
MARCH 31, 2009
(Unaudited)

	Mano River				Canadian
	Resources	African Aura			GAAP	Pro forma	Pro forma
	Inc	Resources Ltd			adjustments	adjustments	consolidated
	$000	$000	Note 4		$000	$000	$000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,023	5,151		(a)		(465)	10,709
Amounts receivable	77	91				—	168
Due from joint venture partners	4	—				—	4

NON-CURRENT ASSETS
Investment in associate	8,180	—				—	8,180
Property, plant and equipment	4,017	964				—	4,981
Resource properties	6,330	—				—	6,330
Deferred exploration costs	29,030	9,326		(a)		(8,879)	29,477

TOTAL ASSETS	53,661	15,532				(9,344)	59,849

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	685	576				—	1,261
Interest payable on convertible debenture	49	—				—	49
Derivative liability	—	4		(b)	(4)	—	—
Due to related parties	47	—				—	47
Due to joint venture partners	824	—				—	824

NON-CURRENT LIABILITIES
Convertible debenture	2,185	—				—	2,185

TOTAL LIABILITIES	3,790	580			(4)	—	4,366

NON-CONTROLLING INTEREST	8,905	—				—	8,905

SHAREHOLDERS’ EQUITY
Share capital	37,963	943	(a)	(e)	18,159	(13,692)	43,373
Share premium	—	18,159		(e)	(18,159)	—	—
Equity component of convertible debenture	2,638	—				—	2,638
Warrant reserve	548	—		(b)	1,158	(1,157)	549
Contributed surplus	4,548	1,009		(a)		(808)	4,749
Foreign currency translation reserve	—	(1,967)		(a)		1,967	—
Accumulated other comprehensive loss	(21)	—				—	(21)
Accumulated deficit	(4,710)	(3,192)		(b)	(1,154)	4,346	(4,710)

TOTAL SHAREHOLDERS EQUITY	40,966	14,952			4	(9,344)	46,578

TOTAL LIABILITIES, NON- CONTROLLING INTEREST AND SHAREHOLDERS EQUITY	53,661	15,532			—	(9,344)	59,849
The accompanying notes are an integral part of these pro-forma consolidated financial statements.

AFRICAN AURA MINING INC
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2009
(Unaudited)

	Mano River	African Aura
	Resources	Resources			Pro forma	Pro Forma
	Inc	Ltd			adjustments	Consolidated
	$000	$000	Note 4		$000	$000
EXPENSES
Administrative and office expenses	(226)	(494)	(d	)	44	(676)
Directors’ fees	(69)	(122)	(d	)	64	(127)
Foreign exchange loss	(26)	(1)				(27)
Management fees	(106)	—	(d	)	(64)	(170)
Interest on convertible debentures	(249)	—				(249)
Professional fees	(56)	—	(d	)	(44)	(100)
Stock based compensation	(59)	(2)				(61)
Transfer agent and filing fees	(20)	—				(20)
Project impairment	(22)	(403)				(425)
Depreciation	(11)	(6)	(c	)	(91)	(108)

OTHER ITEMS
Gain on investment in associate	86	—				86
Unrealised gain on convertible debenture	40	—				40
Interest income	1	21				22
Loss on the disposal of assets	—	(218)				(218)

LOSS BEFORE NON-CONTROLLING INTEREST	(717)	(1,225)			(91)	(2,033)

Non-controlling interest	106	—			—	106

LOSS	(611)	(1,225)			(91)	(1,927)
The accompanying notes are an integral part of these pro-forma consolidated financial statements.

AFRICAN AURA MINING INC
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008
(Unaudited)

	Mano River	African Aura			Canadian
	Resources	Resources			GAAP	Pro forma	Pro forma
	Inc	Ltd			adjustments	adjustments	consolidated
	$000	$000	Note 4		$000	$000	$000
EXPENSES
Administrative and office expenses	(1,044)	(997)	(d	)		124	(1,917)
Directors’ fees	(297)	(477)	(d	)		363	(411)
Foreign exchange gain / (loss)	(304)	208					(96)
Management fees	(658)		(d	)		(363)	(1,021)
Interest on convertible debentures	(983)						(983)
Professional fees	(1,939)		(d	)		(124)	(2,063)
Stock based compensation	(1,456)	(3)					(1,459)
Transfer agent and filing fees	(79)						(79)
Project impairment	(11,251)						(11,251)
Depreciation	(44)	(196)	(c	)		(143)	(383)

OTHER ITEMS
Dilution gain on shares issued by controlled company	7,158	—					7,158
Gain on disposal of assets	7,763	—					7,763
Unrealised gain on convertible debenture	831	—					831
Gain on derivative liability	—	1,154	(b	)	(1,154)		—
Interest income	74	353					427

PROFIT / (LOSS) BEFORE NON-CONTROLLING INTEREST	(2,229)	42			(1,154)	(143)	(3,484)

Non-controlling interest	4,070	—			—	—	4,070

PROFIT	1,841	42			(1,154)	(143)	586
The accompanying notes are an integral part of these pro-forma consolidated financial statements.

AFRICAN AURA MINING INC
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(Unaudited)
1. BASIS OF PRESENTATION
The unaudited pro-forma consolidated balance sheet of African Aura Mining Inc (“African Aura Mining”, “Company”) (formerly Mano River Resources Inc) as at March 31, 2009 and unaudited pro-forma consolidated statements of operations for the three month period ended March 31, 2009 and for the year ended December 31, 2008 have been prepared by management, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as described in Note 2. The unaudited pro-forma financial statements have been prepared in US dollars (“$”).
The unaudited pro-forma consolidated financial statements have been prepared for inclusion in the Information Circular in conjunction with the acquisition of all of the outstanding common shares of African Aura Resources Ltd (“African Aura”) in a share for share exchange (Note 3).
The acquisition is subject to acceptance by shareholders of African Aura and certain securities regulatory approvals. In the opinion of management, the pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described in Note 4. The unaudited pro-forma consolidated financial statements have been prepared on the basis that all shareholders of African Aura vote in favour of the proposed transaction. The transaction is described in the Circular as a merger but is described as an acquisition throughout the pro-forma consolidated financial statements in order to reflect the correct accounting treatment of the transaction.
The unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results of operations which would have resulted if the acquisition had actually occurred as assumed. Further, these pro-forma consolidated financial statements have been constructed from and should be read in conjunction with the consolidated financial statements of Mano River Resources Inc (the predecessor company, “Mano River”) and African Aura as follows:
a) audited consolidated financial statements of Mano River for the year ended December 31, 2008;
b) unaudited consolidated financial statements of Mano River as at March 31, 2009 and for the three month period then ended;
c) unaudited financial statements of African Aura for the nine month period ended March 31, 2009;
d) unaudited financial statements of African Aura for the six month period ended December 31, 2008;
e) unaudited financial statements of African Aura for the three month period ended September 30, 2008;
f) audited financial statements of African Aura for the year ended June 30, 2008;
g) unaudited financial statements of African Aura for the three month period ended March 31, 2008.
The unaudited pro-forma consolidated balance sheet has been prepared as if the acquisition of African Aura had occurred on March 31, 2009. The unaudited pro-forma consolidated statements of operations for the interim period ended March 31, 2009, and the year ended December 31, 2008 have been prepared as if the acquisition of African Aura had occurred on January 1, 2009 and January 1, 2008 respectively.
As a result of African Aura having a different financial year end to Mano River, the statement of operations presented for African Aura for the year ending December 31, 2008 is based upon the amalgamation of unaudited quarterly information and cannot therefore be agreed to audited annual financial statements for African Aura.
The purchase price has been prepared by converting the value of the Mano River’s shares to be exchanged for African Aura’s shares as of the date of the Letter of Intent (“LOI”) of April 14, 2009. The LOI was dated April 14, 2009 and signed and announced on April 15, 2009.

AFRICAN AURA MINING INC
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(Unaudited)
1. BASIS OF PRESENTATION (continued)
The unaudited pro-forma consolidated financial statements have been prepared for illustrative purposes only and may not be indicative of the combined entities’ financial position or operating results that would have occurred if the acquisitions had been in effect at the dates indicated. Certain elements of the African Aura consolidated financial statements have been reclassified to conform to the presentation of Mano River. Furthermore, the pro-forma consolidated statements of operations are not necessarily indicative of the operating results that may be obtained by the Company in the future. In addition, the Company has not completed the process of allocating the costs of the acquisition of African Aura to the fair value of assets acquired and liabilities assumed and expect that once it completes this exercise, there may be material adjustments to the preliminary estimates used in preparing these pro-forma consolidated financial statements.
2. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies used in the preparation of these unaudited pro-forma consolidated financial statements are those set out in Mano River’s audited consolidated financial statements for the year ended December 31, 2008. In preparing the unaudited pro-forma condensed consolidated financial statements a review was undertaken by management to identify accounting policy differences between Mano River and African Aura, where the impact was potentially material and could be reasonably estimated. Adjustments raised in respect of accounting policy differences are set out in Note 4.
The audited and unaudited financial statements of African Aura for the periods set out above were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as a result some adjustments were made to the presentation of the balance sheet and statement of operations as set out in Note 4 in order to reconcile to Canadian GAAP.
3. ACQUISITION OF AFRICAN AURA RESOURCES LTD
On April 15, 2009, Mano River and African Aura jointly announced the signing of a legally binding LOI for Mano River to acquire the entire issued share capital of African Aura. Under the agreement, Mano River will exchange 1.57 shares of Mano River for one share of African Aura. A total of approximately 105,264,638 Mano River shares are assumed to be issued in the exchange of 67,047,540 African Aura’s shares. The LOI is subject to a number of conditions and there can be no assurance the acquisition will be completed as proposed or at all.
Following the successful completion of the acquisition Mano River Resources Inc will be renamed African Aura Mining Inc. Immediately following the exchange, on a non-diluted basis, approximately 75% of African Aura Mining Inc’s outstanding common shares would be held by Mano River shareholders and 25% would be held by former African Aura shareholders.
Mano River is the acquirer for accounting purposes. African Aura has been allocated to the net assets of pro-forma consolidated financial statements to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.
The cost of acquisition includes transaction costs of $465,000 and the fair value of the deemed issuance of:
•	105,264,638 Mano River shares at 3.45 pence per share (GBP), which at the exchange rate of 1.49 amounts to 5.14 cents per share (US$)

•	7,300,500 share options of Mano River with an exercise price of between 4.7 cents and 28.6 cents (US$).

•	31,054,057 warrants of Mano River with an exercise price of between 28.6 cents and 41.6 cents (US$).
The total preliminary purchase price is therefore $6,076,828.

AFRICAN AURA MINING INC
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(Unaudited)
3. ACQUISITION OF AFRICAN AURA RESOURCES LTD (continued)
The fair value of the Mano River shares issued was calculated using the share price on the date of the LOI of April 14, 2009.
The fair value of the Mano River share options and warrants issued was calculated using the share price on the date that the LOI was signed, being April 14, 2009 and the following assumptions:

Risk-free interest rate	3%
Expected volatility	74%
Dividend yield	0%
Expected life	0.5 to 8.2 years
The excess of the book values of African Aura’s assets and liabilities over the consideration has resulted in a reduction in the book values of Deferred Exploration Costs and Property, Plant and Equipment. The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined by management in conjunction with an independent valuation, if necessary. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.
Based on the March 31, 2009 balance sheet of African Aura, the preliminary allocation of purchase price, summarized in the table below, is subject to change:

$000
Cost of purchase:
105,264,638 Mano River shares issued	5,410
7,300,500 share options issued	201
31,054,057 warrants issued	1
Transaction costs	465

6,077

Purchase price allocation:
Cash and cash equivalents	5,151
Receivables	91
Deferred exploration costs	447
Property, plant and equipment	964
Accounts payable and accrued liabilities	(576)

Total allocation of purchase price	6,077

AFRICAN AURA MINING INC
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(Unaudited)
4. PRO-FORMA ASSUMPTIONS AND ADJUSTMENTS
The unaudited pro-forma consolidated balance sheet reflects the following adjustments as if the business combination between Mano River and African Aura had occurred on March 31, 2009:
a)	To record the adjustments to the assets of African Aura to reflect the allocation of the consideration of $6,076,828 (Note 3).

b)	Warrants issued in African Aura were treated as a derivative financial liability and re-measured at fair value through profit and loss at each reporting period. These adjustments were made to bring the treatment in line with Canadian GAAP whereby the fair value attributable to the warrants at initial recognition is credited to a warrant reserve and is not subsequently re-measured.

c)	Depreciation of assets used in the course of exploration and evaluation is recapitalised as exploration and evaluation costs by African Aura. The depreciation charge was adjusted to bring the treatment into line with the Mano River accounting policy of expensing all depreciation costs.

d)	The presentation of various expenses was amended to bring the presentation of African Aura’s expenses into line with those of Mano River.

e)	Share capital of $943,000 and share premium of $18,159,000 were combined and included on the line for Share capital, in accordance with Canadian GAAP. Share premium is the amount received in consideration for the purchase of shares, in excess of the nominal value of the shares purchased.
5. PRO-FORMA PROFIT (LOSS) PER SHARE
The pro-forma basic and diluted loss per share has been calculated on the assumption that the 105,264,638 Mano River shares issued on acquisition of African Aura were issued on the first day of the respective periods.

	Issued and outstanding
	Mano River common shares
	3 months ended	Year ended
	March 31, 2009	December 31, 2008
Weighed average number of Mano River shares	317,810,818	309,668,741
Shares to African Aura shareholders	105,264,638	105,264,638
Shares after acquisition	423,075,456	414,933,379
Pro-forma (loss) profit for the period ($000)	(1,927)	586
Pro-forma basic and diluted (loss) profit per share (cents)	(0.455)	0.141

African Aura Resources Limited (BVI)
14 Station Road
The Orchard Centre
Didcot, Oxfordshire
OX117LL
United Kingdom
Tel: + 44 (0) 1235 511 915
Fax: + 44 (0) 1235 511 464
Mob: + 44 (0) 7890 758 202
For further information on African Aura Resources Ltd. and its exploration programmes, you are invited to visit the Company’s website at www.african-aura.com

The Instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Computershare Investor Services Inc. (the “Depositary”) (see last page for address and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.
LETTER OF TRANSMITTAL
FOR REGISTERED HOLDERS OF COMMON SHARES OF
AFRICAN AURA RESOURCES LIMITED
          This Letter of Transmittal is for use by registered holders (the “Shareholders”) of shares with par value C$0.01 (“African Aura Shares”) of African Aura Resources Limited (“African Aura”) in connection with the proposed plan of merger (the “Merger”) involving African Aura and Manaar Limited (“Manaar”), a wholly-owned subsidiary of Mano River Resources Inc. (“Mano”). Shareholders are referred to the notice of the special meeting and management information circular of African Aura dated August 19, 2009 (the “Circular”). Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.
          A detailed description of the Merger is contained in the Circular. A copy of the Circular is available on SEDAR at www.sedar.com. You may also request a paper copy free of charge by contacting the Depositary at the address or telephone numbers set out in this Letter of Transmittal. The Circular contains important details with respect to the Merger. Shareholders are encouraged to carefully review the Circular in its entirety.
          To be valid, this Letter of Transmittal, properly completed and executed in accordance with the instructions set forth below, together with all other required documents, must accompany all of a shareholder’s certificates representing African Aura Shares (the “Share Certificates”) and should be delivered by mail, hand or courier to the Depositary at the appropriate address set forth on the back page of this Letter of Transmittal.
          A Shareholder who has properly completed, executed and delivered this Letter of Transmittal, the Share Certificates and all other required documentation will ultimately be entitled to receive, in exchange for African Aura Shares, common shares (“Mano Common Shares”) of Mano on the basis of 1.57 Mano Common Shares for each African Aura Share (subject to adjustment as detailed in the Circular). No fractional Mano Common Shares will be issued to Shareholders as described in the Circular and in Instruction 7 herein, and the number of Mano Common Shares to which each Shareholder is entitled will be rounded to the nearest whole number and no payment will be made in respect of such a fractional share.
          Shareholders who do not forward to the Depositary a properly completed and executed Letter of Transmittal, the Share Certificates and all other required documentation will not receive certificates representing the Mano Common Shares until such documentation is provided.
          Non-registered holders of African Aura Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Share Certificates on their behalf to arrange for their exchange.
          DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY.
          Any Share Certificates formerly representing African Aura Shares that are not deposited with the Depositary, together with a properly completed and executed Letter of Transmittal, within six years after the Effective Date, shall cease to represent a right or claim of any kind.
          Please carefully read the instructions set out below before completing this Letter of Transmittal. The Depositary, your investment advisor, stock broker, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal.

TO:	AFRICAN AURA RESOURCES LIMITED
AND TO:	MANO RIVER RESOURCES INC.
AND TO:	MANAAR LIMITED
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY
PART I: TRANSMITTAL FORM
          The undersigned hereby deposits with the Depositary, for exchange upon the Merger becoming effective, the enclosed certificate(s) representing the African Aura Shares, details of which are as follows:
(Please print. If there is insufficient space, attach a list in the form below.)

Certificate Number(s)	Name in which Registered	Number of African Aura Shares

TOTAL

          The total numbers filled in above must equal the total number of African Aura Shares represented by the share certificate(s) enclosed with this Letter of Transmittal.
PART II: GENERAL TERMS
The undersigned hereby:
1.	represents and warrants that:
(a)	the undersigned has full power and authority to deliver, deposit, sell, assign and transfer the African Aura Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited African Aura Shares to any other person;

(b)	the undersigned, or the person on whose behalf the African Aura Shares are being deposited, has good title to and is the beneficial owner of the African Aura Shares being deposited, free and clear of all mortgages, liens, restrictions, charges, encumbrances, security interests, claims and rights of others; and

(c)	the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is accurate;
2.	covenants that the undersigned will not transfer or permit to be transferred any of the deposited African Aura Shares;

3.	transmits the Share Certificate(s) listed above to be dealt with only upon the Merger becoming effective in accordance with the Plan of Merger and this Letter of Transmittal;

4.	acknowledges that, upon the Effective Date (currently scheduled to be on or about September 30, 2009), the Share Certificate(s) listed above will ultimately be exchanged for a certificate or certificates representing Mano Common Shares on the basis of 1.57 Mano Common Share for every one African Aura Share represented by the Share Certificate(s) listed above (subject to adjustment as detailed in the Circular);

5.	understands and agrees that upon receipt of this Letter of Transmittal and the Share Certificate(s) listed above, together with the other documents required hereby, the Depositary will, as soon as practicable after the Effective Date and upon receipt of this Letter of Transmittal and such Share Certificate(s) and other documents, send to the undersigned or as directed below, at no cost to the undersigned, certificate(s) representing the number of Mano Common Shares to which the undersigned is entitled (the “New Share Certificates”);

6.	authorizes and directs African Aura, Mano, Manaar and the Depositary (i) to register and issue or cause to be registered and issued the New Share Certificate(s) and to send same by first class insured mail, postage prepaid, in accordance with the instructions given below, or to hold such New Share Certificate(s) for pickup in accordance with the instructions given below; or (ii) in the absence of such instructions, to register or cause to be registered the New Share Certificate(s) in the name(s) of the registered holder(s) of the Share Certificates listed above and to mail the same as aforesaid to the said registered holder(s) at the address imprinted by the undersigned below on this Letter of Transmittal or, if none, at the address of the undersigned appearing in the records of African Aura;

7.	covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the African Aura Shares;

8.	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein will be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

9.	agrees that by virtue of the execution by the undersigned of an English language form of this Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Merger as accepted through this Letter of Transmittal, as well as all documents relating thereto, be drawn up exclusively in the English language. En signant une version anglaise de la presente lettre d ‘envoi et formulaire pour effectuer une choix, convient d’être réputé avoir demandé que tous les contrats decoulant de l ‘offre acceptée au moyen de cette lettre d ‘envoi et formulaire pour effectuer une choix, et tous les documents s ‘y rapportant soient redigés exclusivement en anglais; and

10.	acknowledges and agrees that the covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Merger.

PART III: REGISTRATION AND DELIVERY
Please carefully review the instructions in Part IV before completing the following information.

REGISTRATION INSTRUCTIONS
Issue certificate(s) to:

(Name - Please Print)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Telephone - Business Hours)

SIGN HERE

Signature of Owner(s)
(Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Share Certificates or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents deposited herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the following information. See Instruction 2.)

Name(s):

(Please Print)

Capacity (full title):

Address:

(Include Postal or Zip Code)

Area Code and Tel. No.:

SPECIAL REGISTRATION AND/OR
DELIVERY INSTRUCTIONS
(See Instruction 4)
To be completed ONLY if the certificate(s) for the Mano Common Shares are to be issued and/or sent to someone other than the undersigned, or to the undersigned at an address other than that appearing below under “Sign Here” or is/are to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing.
Mail      ☐      certificate(s) to:

(Name - Please Print)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

Hold	☐	certificate(s) for pick-up against counter receipt at the Depositary.

GUARANTEE OF SIGNATURE(S)
(See Instructions 2 and 3)

(Authorized Signature)

(Name)

(Name of Firm)

(Address, including Postal or Zip Code)

(Telephone Number, including Area Code)

Dated

PART IV: INSTRUCTIONS
1.	Delivery of Letter of Transmittal and Share Certificate(s)
          This Letter of Transmittal is to be completed by the holders of the Share Certificate(s) submitted herewith. The certificate(s) for all physically delivered African Aura Shares, as well as a properly completed and executed Letter of Transmittal (or a manually signed facsimile copy thereof) together with all other documents required hereby, should be delivered, couriered or mailed to the Depositary in the envelope enclosed herewith at the office set forth below.
          The method used to deliver this Letter of Transmittal, the Share Certificate(s) and all other required documentation is at the option and risk of the person depositing such Share Certificate(s). African Aura recommends that such documents be delivered by hand to the Depositary and a receipt be obtained therefore or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested.
          Shareholders whose African Aura Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those African Aura Shares.
2.	Signatures on Letter of Transmittal, Powers and Endorsements
(a)	If the Letter of Transmittal is signed by the registered holder(s) of the African Aura Shares deposited herewith, the signature(s) must correspond with the name(s) as printed on the face(s) of the Share Certificate(s) without alteration or any change whatsoever.

(b)	If any of the African Aura Shares deposited herewith are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)	If any African Aura Shares deposited herewith are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations or certificates.

(d)	If this Letter of Transmittal or any Share Certificate(s) are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to African Aura, Mano, Manaar and the Depositary of their authority so to act should be submitted.

(e)	If this Letter of Transmittal is signed by the registered holder(s) of the African Aura Shares evidenced by the Share Certificate(s) listed and deposited herewith, no endorsement of the Share Certificate(s) or separate powers are required unless the certificate(s) representing the New Shares is/are to be issued to person(s) other than the registered holder(s). The signatures on such Share Certificate(s) or power of attorneys must be guaranteed as noted in Instruction 3.

(f)	If this Letter of Transmittal is signed by a person other than the registered holder(s) of the African Aura Shares named on the face of the Share Certificate(s) listed and deposited herewith, the Share Certificate(s) must be endorsed or accompanied by appropriate share transfer or stock transfer power of attorneys, in either case signed exactly as the name or names of the registered holder or holders appears on the Share Certificate(s). The signatures on such Share Certificate(s) or power of attorneys must be guaranteed as noted in Instruction 3.
3.	Guarantee of Signatures
          If this Letter of Transmittal is signed by a person other than the registered holder(s) of the African Aura Shares or if certificate(s) for the Mano Common Shares are to be sent to an address other than the address of the registered holder(s) as shown on the register of shareholders maintained on behalf of African Aura, such signatures must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada and members of a national securities exchange in the United States or members of the National Association of Securities Dealers, Inc., or banks and trust companies in the United States.
4.	Special Registration and Delivery Instructions
          If the New Share Certificate(s) is/are to be issued in the name of a person other than the signatory of this Letter of Transmittal or if such certificate(s) is/are to be sent to someone other than the person signing this Letter of Transmittal or to an address other than that shown above, the appropriate box on this Letter of Transmittal must be completed.
5.	Defects or Irregularities
          Mano reserves the right, if it so elects in its absolute discretion, to direct the Depositary to waive any defects or irregularity contained in this Letter of Transmittal received by the Depositary.
6.	Lost Certificate(s)
          If any certificate representing African Aura Shares has been lost or destroyed, this Letter of Transmittal must be completed as fully as possible and forwarded to the Depositary together with a letter describing the loss. Please ensure that you provide your telephone number in the letter to the Depositary so that the Depositary may contact you. The Depositary will respond with information regarding the requirements to replace such lost or destroyed certificate(s), which must be properly completed and returned prior to effecting the exchange. Please be advised that in order to replace lost certificate(s) you will incur additional expenses.
7.	Fractional Shares
          No fractional Mano Common Shares will be issued to Shareholders and the number of Mano Common Shares to which each Shareholder is entitled will be rounded to the nearest whole number and no payment will be made in respect of such a fractional share.
8.	Miscellaneous
(a)	If the space in this Letter of Transmittal is insufficient to list all Share Certificates, additional certificate numbers and number of African Aura Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Transmitted Shares are registered in different names, however different (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)	Additional copies of the Circular and the Letter of Transmittal may be obtained from the Depositary at its office at the address listed below.

9.	Privacy Notice
          The Depositary is committed to protecting your personal information. In the course of providing services, the Depositary receives non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at www.computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

By Mail
Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions
By Registered Mail, Hand or Courier
Computershare Investor Services Inc.
100 University Ave.
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com
Any questions and requests for assistance may be directed to Computershare Investor Services Inc.
at the telephone number and e-mail address set out above.

AFRICAN AURA RESOURCES LIMITED
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number

Form of Proxy - Special Meeting to be held on Friday, September 18, 2009 at 2:00 p.m. (London time)
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 p.m. (London time) being 9:00 a.m. (Toronto time) on Wednesday, September 16, 2009.

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Appointment of Proxyholder
I/We being holder(s) of African Aura Resources Limited (the “Company”) hereby appoint: John A. Gray, President and CEO, or failing this person, Steven J. Poulton, Director	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of African Aura Resources Limited to be held at African Aura’s Didcot office at The Orchard Centre, 14 Station Road, Didcot, OX11 7LL, United Kingdom on September 18, 2009 at 2:00 p.m. (London time) and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Merger Resolution
To approve the merger resolution, the complete text of which is included as Exhibit I of the information circular of the Company dated August 19, 2009 which accompanies this form of proxy.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

■	0 7 2 8 4 9	A R 0	A A B Q	+

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PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Not Applicable.

PART III
CONSENT TO SERVICE OF PROCESS
Mano River Resources Inc. is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.
Any change in the name or address of the agent for service of process of Mano River Resources Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANO RIVER RESOURCES INC.
Date: August 27, 2009	/s/Luis G. da Silva
	Name:	Luis G. da Silva
	Title:	President & Chief Executive Officer